Form 10-K, Exhibit 13
period 1996-06-30
COMMUNITY INVESTORS BANCORP INC
filed 1996-09-27
CIK 930277

                                     [LOGO]



                                     ANNUAL
                                      1996
                                     REPORT

                                TABLE OF CONTENTS


President's Letter to Stockholders  . . . . . . . . . . . . . .       1

The Business of Community Investors Bancorp, Inc. and
  Subsidiary  . . . . . . . . . . . . . . . . . . . . . . . . .       3

Market for Common Stock . . . . . . . . . . . . . . . . . . . .       4

Selected Consolidated Financial Data  . . . . . . . . . . . . .       5

Management's Discussion and Analysis of Financial Condition
  and Results of Operations . . . . . . . . . . . . . . . . . .       7

Comparison of Results of Operations for Fiscal Years Ended
  June 30, 1996 and 1995  . . . . . . . . . . . . . . . . . . .       8

Comparison of Results of Operations for Fiscal Years Ended
  June 30, 1995 and 1994  . . . . . . . . . . . . . . . . . . .        9

Average Yield Analysis  . . . . . . . . . . . . . . . . . . . .       12

Rate/Volume Table . . . . . . . . . . . . . . . . . . . . . . .       13

Asset and Liability Management  . . . . . . . . . . . . . . . .       14

Net Portfolio Value . . . . . . . . . . . . . . . . . . . . . .       15

Liquidity and Capital Resources . . . . . . . . . . . . . . . .       16

Impact of Inflation and Changing Prices . . . . . . . . . . . .       17

Proposed Legislation  . . . . . . . . . . . . . . . . . . . . .       17

Impact of Recent Accounting Pronouncements  . . . . . . . . . .       18

Report of Independent Certified Public Accountants  . . . . . .       20

Consolidated Financial Statements . . . . . . . . . . . . . . .       21

Directors and Officers  . . . . . . . . . . . . . . . . . . . .       49

Stockholder Services  . . . . . . . . . . . . . . . . . . . . .       50

                                 [LETTERHEAD]


Dear Stockholder:

We are very pleased to present Community Investors Bancorp, Inc.'s (CIBI) Annual Report to Shareholders for the fiscal year ended June 30, 1996.

Our operating results during our first full fiscal year as a public company were most gratifying to your Board and management. Net earnings for fiscal 1996 of $886,000, or $1.32 per share, represented a second consecutive record performance, surpassing our prior fiscal year earnings by $134,000, or 17.8%. Total assets also reached an unprecedented level of $91.8 million which is clearly reflective of the favorable trend that has resulted in asset growth of $15.9 million, or 20.9%, over the last two fiscal years.

We have utilized our growth to further our position as the leader in residential financing in the community. Our loan portfolio increased by $6.4 million, or 10.7%, over the fiscal year. We are portfolio lenders and are the only financial institution in our community making open-end mortgages. This type of mortgage allows customers immediate access to the equity in their homes and, in many cases, provides tax advantages of home interest deductions. These mortgages allowed us to increase our portfolio balances while maintaining our interest rate spread at a level in excess of 3%.

We have also strived to enhance shareholder value, both as a result of excellent earnings over the past year, as well as the aggressive stance your Board of Directors has taken in buying back 71,900 shares of stock, or 10% of the outstanding stock, during the past year. We have been able to repurchase our stock at less than book, which we feel is an excellent investment and utilization of our stockholders' funds. We now have 666,246 in shares outstanding, down from 738,146 shares outstanding.

The economic picture in Bucyrus, Ohio has been improving over the past several years, however the past fiscal year has been most rewarding because two new companies have announced that they will be locating in Bucyrus, and those facilities are currently under construction. Housing is in short supply and we believe this translates into a continuation of excellent loan demand. Our officers and directors have continued their active involvement in this industrial development, as well as all facets of the community.

As with any business, customer service is very important to a successful financial institution. It is especially true for a community financial institution. During the past fiscal year, we opened our first free standing ATM facility in the Southern Lights Shopping Center in Bucyrus. We believe the ATM will provide better service to our current and local customers, as well as generating additional fee income from the thousands who pass through our community on their way to Cedar Point Amusement Park. We have also remodeled parts of our main office which provides the additional space for projected future growth.

Our strong earnings performance in fiscal 1996 enabled your Board to increase your dividend from $0.16 per share annually to $0.40 per share annually, an increase of 250%. While this percentage increase cannot be expected every year, your Board of Directors continues to monitor our dividend policy in an effort to maximize your return on investment.

The accompanying pages discuss in detail the political turmoil surrounding the BIF/SAIF deposit insurance disparity. While we cannot predict the outcome of this seemingly endless saga, we can optimistically state our belief that we will be operating on a level playing field with the commercial banks during the coming fiscal year. We view an end to this inequity as a critical factor toward our long term success.

In conclusion, your Board and management remain committed to maximizing the value of your investment in CIBI. We continue to believe that this overriding objective will be obtained by maintaining our niche as a community based financial institution. With your continued support, we will be able to grow and strengthen both your investment and our community.

Very truly yours,


/s/ Dale C. Hoyles

Dale C. Hoyles
Chairman


/s/ John W. Kennedy

John W. Kennedy
President and Chief Executive Officer

          BUSINESS OF COMMUNITY INVESTORS BANCORP, INC. AND SUBSIDIARY

GENERAL

Community Investors Bancorp, Inc. (the Corporation) was organized in fiscal 1995 at the direction of the Board of Directors of First Federal Savings and Loan Association of Bucyrus (the Association) for the purpose of acquiring all of the common stock to be issued by the Association upon its conversion from a federally-chartered mutual savings and loan to a federally-chartered stock association (the Conversion). Since completion of the Conversion on February 6, 1995, the Corporation has conducted business as a unitary savings and loan holding company. At June 30, 1996, the Corporation had $91.8 million of total assets, $80.3 million of total liabilities, including $69.9 million of deposits, and $11.5 million of stockholders' equity.

The Association is a traditional savings and loan association primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to originate loans secured by single-family residences primarily located in Crawford County, Ohio. To a lesser extent, the Association originates other real estate loans secured by non-residential real estate and construction loans and non-real estate loans, primarily consisting of consumer loans. The Association also invests in U.S. Government and agency obligations and mortgage-backed securities which are issued or guaranteed by federal agencies.

As a savings and loan holding company, the Corporation is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the OTS). As a savings association chartered under the laws of the United States, the Association is subject to regulation, supervision and examination by the OTS and the FDIC. The Association is also a member of the Federal Home Loan Bank (the FHLB) of Cincinnati.

LENDING ACTIVITIES

A savings association generally may not make loans to one borrower and related entities in an amount which exceeds 15% of its unimpaired capital and surplus, although loans in an amount equal to an additional 10% of unimpaired capital and surplus may be made to a borrower if the loans are fully secured by readily marketable securities. At June 30, 1996, the Association's limit on loans-to-one borrower was approximately $1.5 million and its five largest loans or groups of loans-to-one borrower, including related entities, aggregated $584,000, $428,000, $339,000, $312,000, and $301,000. All of these loans or groups of loans were performing in accordance with contractual terms at June 30, 1996.

                             MARKET FOR COMMON STOCK

Shares of common stock of Community Investors Bancorp, Inc. are traded nationally under the symbol "CIBI" on the Nasdaq SmallCap Market System. At September 5, 1996, the Corporation had 666,246 shares of common stock outstanding and 458 stockholders of record.

The following tables set forth the reported high and low sale prices of a share of the Corporation's common stock as reported by Nasdaq (the common stock commenced trading on February 6, 1995) and cash dividends paid per share of common stock during the periods indicated.

                         FISCAL YEAR ENDED JUNE 30, 1996

QUARTER ENDED                         HIGH            LOW          DIVIDEND

September 30, 1995                   $16.75         $14.75           $.04
December 31, 1995                     16.50          14.75            .04
March 31, 1996                        15.50          14.50            .04
June 30, 1996                         16.00          14.75            .04

                         FISCAL YEAR ENDED JUNE 30, 1995

QUARTER ENDED                         HIGH            LOW          DIVIDEND

March 31, 1995                       $12.50         $10.50           $-
June 30, 1995                         13.50          11.50            .04

In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, the Association is not permitted to pay a cash dividend on its common shares if the Association's regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account (which was established for the purpose of granting a limited priority claim on the assets of the Association in the event of a complete liquidation to those members of the Association before the Conversion) who maintain a savings account at the Association after the Conversion or applicable regulatory capital requirements prescribed by the OTS.

OTS regulations applicable to all savings associations provide that a savings association which immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution (including a dividend) has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its capital requirements is generally permitted without OTS approval (but subsequent to 30 days' prior notice to the OTS) to make capital distributions, including dividends, during a calendar year in an amount not to exceed the greater of (1) 100% of its net earnings to date during the calendar year, plus an amount equal to one-half the amount by which its total capital to assets ratio exceeded its required capital to assets ratio at the beginning of the calendar year, or (2) 75% of its net earnings for the most recent four-quarter period. Savings associations with total capital in excess of the capital requirements that have been notified by the OTS that they are in need of more than normal supervision will be subject to restrictions on dividends. A savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS.

The Association currently meets all of its regulatory capital requirements and, unless the OTS determines that the Association is an institution requiring more than normal supervision, the Association may pay dividends in accordance with the foregoing provisions of the OTS regulations.

                     SELECTED CONSOLIDATED FINANCIAL DATA


The following tables set forth certain selected consolidated financial and other data of the Corporation at the dates and for the periods indicated. For additional financial information about the Corporation, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Corporation and related notes included elsewhere herein.

                                                                     AT JUNE 30,
SELECTED CONSOLIDATED FINANCIAL
  CONDITION DATA:                                 1996       1995       1994       1993       1992
                                                                    (In thousands)
Total assets                                   $91,787    $84,741    $75,915    $74,379    $73,179
Cash and cash equivalents                        1,909      1,077      1,162      1,297      1,630
Securities:
  Available-for-sale                             6,201      3,840      1,210        -          -
  Held-to-maturity                              15,674     18,326     15,188     17,314     17,257
Loans receivable - net                          66,255     59,872     56,747     54,433     52,975
Deposits                                        69,911     70,464     68,743     67,582     68,382
Federal Home Loan Bank advances                  9,884      1,515      1,591      1,764        225
Stockholders' equity, restricted (1)            11,486     12,296      5,262      4,578      3,846

                                                                YEAR ENDED JUNE 30,
SELECTED CONSOLIDATED OPERATING DATA:             1996       1995       1994       1993       1992
                                                                    (In thousands)

Total interest income                           $6,770     $6,061     $5,538     $5,743     $6,371
Total interest expense                           3,626      3,385      3,000      3,382      4,139
                                                ------     ------     ------     ------     ------
Net interest income                              3,144      2,676      2,538      2,361      2,232
Provision for losses on loans                      159        160        176         57        179
                                                ------     ------     ------     ------     ------
Net interest income after provision for
  losses on loans                                2,985      2,516      2,362      2,304      2,053

Other income                                       164        131        111        141        143
General, administrative and other expense        1,805      1,511      1,436      1,348      1,365
                                                ------     ------     ------     ------     ------
Earnings before income taxes                     1,344      1,136      1,037      1,097        831

Federal income taxes                               458        384        339        365        272
                                                ------     ------     ------     ------     ------
Net earnings                                    $  886     $  752     $  698     $  732     $  559
                                                ------     ------     ------     ------     ------
                                                ------     ------     ------     ------     ------
Earnings per share (2)                           $1.32       $.62        N/A        N/A        N/A
                                                ------     ------     ------     ------     ------
                                                ------     ------     ------     ------     ------

(1) Consisted solely of retained earnings at June 30, 1992 through 1994, inclusive.

(2) Earnings per share for fiscal 1995 is based on weighted-average number of shares outstanding (as adjusted) and net earnings since February 6, 1995, the date of the conversion to the stock form of ownership.

                                                                            YEAR ENDED JUNE 30,
SELECTED FINANCIAL RATIOS AND
  OTHER DATA:  (1)                                          1996       1995      1994       1993        1992
Return on average assets                                    1.05%        .94%        .92%       .99%        .78%
Return on average equity                                    7.44       10.24       14.17      17.31       15.85
Average equity to average assets (2)                       14.06        9.16        6.50       5.74        4.90
Interest rate spread (2)                                    3.02        3.12        3.26       3.15        3.08
Net interest margin (2)                                     3.73        3.44        3.44       3.32        3.22
Non-performing assets and troubled debt
  restructuring to total assets at end of period (3)         .78         .56         .88       1.44         .65
Non-performing loans and troubled debt
  restructuring to total loans (3)                           .94         .60         .93       1.90         .75
Average interest-earning assets to average
  interest-bearing liabilities                            116.57      107.42      104.28     103.68      103.00
Net interest income after provision for loan
  losses and other income to total general,
  administrative and other expenses                       174.46      175.18      172.21     181.38      160.88
General, administrative and other expenses to
  average total assets                                      2.13        1.88        1.90       1.83        1.90
Book value per share                                      $17.24      $16.66         n/a        n/a         n/a

(1) With the exception of end of period ratios, all ratios are based on average monthly balances during the periods.
(2) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets. The ratio of equity to assets and the interest rate spreads are calculated based on average balances.
(3) Non-performing loans consist of non-accrual loans that are contractually past due 90 days or more, and non-performing assets consist of non-performing loans and real estate, mobile homes and other assets acquired by foreclosure or deed-in-lieu thereof.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENERAL

The operating results of the Corporation depend primarily upon its net interest income, which is determined by the difference between interest and dividend income on interest-earning assets, principally loans, investment and mortgage-backed securities, and interest expense on interest-bearing liabilities, consisting of deposits and borrowings. The Corporation's net earnings are also affected by its provision for losses on loans, as well as the level of its other income and its general, administrative and other expense, such as employee compensation and benefits, occupancy and equipment expense, federal deposit insurance premiums, other operating expenses, and income and franchise taxes.

CHANGES IN FINANCIAL CONDITION

The Corporation's total assets amounted to $91.8 million at June 30, 1996, an increase of $7.0 million, or 8.3%, over the $84.7 million total at June 30, 1995. The increase in assets was funded primarily through an increase in advances from the Federal Home Loan Bank of $8.4 million, which was partially offset by a decline in deposits of $553,000 and a reduction in stockholders' equity of $810,000.

Cash and cash equivalents and investment securities totaled $21.0 million at June 30, 1996, an increase of $1.6 million, or 8.0%, over 1995 levels. During fiscal 1996, the Corporation purchased $10.1 million of investment securities, while $9.3 million of securities matured. During fiscal 1996, a three-year term Federal Home Loan Mortgage Corporation participation certificate totaling $5.0 million and yielding 6.95%, was acquired utilizing the proceeds from a one year term, 6.15% Federal Home Loan Bank advance.

Mortgage-backed securities declined by $1.0 million, or 26.6%, during fiscal 1996, as net proceeds from principal repayments were redeployed to partially fund growth in the loan portfolio.

Loans receivable totaled $66.3 million at June 30, 1996, an increase of $6.4 million, or 10.7%, over the $59.9 million total at June 30, 1995. Loan disbursements during fiscal 1996 totaled $16.9 million, which were partially offset by principal repayments of $10.7 million. Growth in the loan portfolio was comprised primarily of one-to-four family and multi-family loans, which increased by $5.9 million during fiscal 1996.

At June 30, 1996, the Corporation's allowance for loan losses totaled $459,000, which represented .68% of total loans and 72.2% of nonperforming loans. The allowance totaled $399,000 at June 30, 1995, which represented .65% of total loans and 109.0% of nonperforming loans at that date. Nonperforming loans totaled $636,000 and $366,000 at June 30, 1996 and 1995, respectively, which represented .94% and .60% of total loans at those respective dates. Although management believes that its allowance for loan losses at June 30, 1996, was adequate based on facts and circumstances available to it, there can be no assurances that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's results of operations.

Deposits totaled $69.9 million at June 30, 1996, a decrease of $553,000, or .8%, from the $70.5 million total reported at June 30, 1995.

Advances from the Federal Home Loan Bank increased by $8.4 million during fiscal 1996, to a total of $9.9 million. Management utilized a $5.0 million advance to fund the acquisition of a FHLMC bond as previously discussed, while the balance of the increase was utilized to fund growth in the loan portfolio.

                      COMPARISON OF RESULTS OF OPERATIONS
                FOR THE FISCAL YEARS ENDED JUNE 30, 1996 AND 1995

GENERAL

The Corporation's net earnings for the fiscal year ended June 30, 1996 totaled $886,000, an increase of $134,000, or 17.8%, over the $752,000 in net earnings reported in fiscal 1995. The increase in net earnings resulted primarily from a $468,000 increase in net interest income and a $33,000 increase in other income, which were partially offset by a $294,000 increase in general, administrative and other expense and a $74,000 increase in the provision for federal income taxes.

NET INTEREST INCOME

Total interest income for the year ended June 30, 1996, amounted to $6.8 million, an increase of $709,000, or 11.7%, over the $6.1 million recorded in fiscal 1995. Interest income on loans increased by $634,000, or 13.4%, to a total of $5.4 million in fiscal 1996. The increase resulted primarily from a $4.2 million, or 7.2%, increase in the average balance outstanding, coupled with a 47 basis point increase in yield, to 8.67% in 1996. Interest income on investment securities and interest-bearing deposits increased by $127,000, or 11.7%, due primarily to a $2.2 million increase in the average outstanding balance, which was partially offset by a decline in yield of 32 basis points, to 6.27% in 1996 from 6.59% in 1995.

Total interest expense for the fiscal year ended June 30, 1996 amounted to $3.6 million, an increase of $241,000, or 7.1%, over the $3.4 million recorded in fiscal 1995. Interest expense on deposits increased by $216,000, or 6.6%, to a total of $3.5 million in fiscal 1996. This increase resulted primarily from a 35 basis point increase in the average cost of funds, from 4.63% in 1995 to 4.98% in 1996, which was partially offset by a $745,000 decrease in the average outstanding balance year-to-year. Interest expense on borrowings increased by $25,000, or 24.0%, due primarily to a $560,000 increase in the average balance outstanding.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $468,000, or 17.5%, to a total of $3.1 million for the fiscal year ended June 30, 1996, as compared to $2.7 million for fiscal 1995. The interest rate spread declined by 10 basis points, from 3.12% in 1995 to 3.02% in 1996, while the net interest margin increased by 29 basis points, from 3.44% in 1995 to 3.73% in fiscal 1996.

PROVISION FOR LOSSES ON LOANS

A provision for losses on loans is charged to earnings in an amount necessary to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Association, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Association's market area, and other factors related to the collectibility of the Association's loan portfolio. The provision for losses on loans totaled $159,000 for the fiscal year ended June 30, 1996, a decrease of $1,000, or .6%, from the amount recorded in fiscal 1995. There can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

                      COMPARISON OF RESULTS OF OPERATIONS
          FOR THE FISCAL YEARS ENDED JUNE 30, 1996 AND 1995 (CONTINUED)

OTHER INCOME

Other income totaled $164,000 for the fiscal year ended June 30, 1996, a $33,000, or 25.2%, increase over the $131,000 total recorded in fiscal 1995. The increase was due primarily to a $65,000 increase in gain on sale of investment securities, which was partially offset by a $37,000 decline in gain on sale of repossessed assets, which was comprised of a $27,000 gain in fiscal 1995 and a $10,000 loss in fiscal 1996.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE

General, administrative and other expense totaled $1.8 million for the fiscal year ended June 30, 1996, an increase of $294,000, or 19.5%, over the $1.5 million recorded in fiscal 1995. The increase resulted primarily from a $100,000, or 15.9%, increase in employee compensation and benefits, a $43,000, or 59.7%, increase in franchise taxes and a $127,000, or 34.7%, increase in other operating expense. The increase in employee compensation and benefits resulted primarily from expense related to employee stock benefit plans and normal merit salary increases, which were partially offset by an increase in deferred loan origination costs attendant to increased loan origination volume year-to-year. The increase in franchise taxes was due to the increase in stockholders' equity over the period, while the increase in other operating expense related primarily to the professional and printing costs related to the public reporting requirements for registrants reporting to the SEC.

FEDERAL INCOME TAXES

The provision for federal income taxes amounted to $458,000 for the fiscal year ended June 30, 1996, an increase of $74,000, or 19.3%, over the $384,000 provision recorded in fiscal 1995. The increase was a result of the $208,000, or 18.3%, increase in pretax earnings. The Corporation's effective tax rates were 34.1% and 33.8% for the fiscal years ended June 30, 1996 and 1995, respectively.

                      COMPARISON OF RESULTS OF OPERATIONS
                FOR THE FISCAL YEARS ENDED JUNE 30, 1995 AND 1994

GENERAL

The Corporation's net earnings amounted to $752,000 for the fiscal year ended June 30, 1995, an increase of $54,000, or 7.7%, over the $698,000 of net earnings recorded in fiscal 1994. The increase in net earnings resulted primarily from a $138,000 increase in net interest income, a $20,000 increase in other income and a $16,000 decrease in the provision for losses on loans, which were partially offset by a $75,000 increase in general, administrative and other expense and a $45,000 increase in the provision for federal income taxes.

NET INTEREST INCOME

The Corporation's net interest income amounted to $2.7 million for fiscal 1995, compared to $2.5 million for fiscal 1994. The $138,000, or 5.4%, increase in fiscal 1995 was due to a $4.1 million increase in average interest-earning assets, largely as a result of the offering of common stock which was completed in February 1995. The increase in average interest-earning assets outpaced the growth in average interest-bearing liabilities, primarily relating to deposits, which increased by $1.8 million.

                       COMPARISON OF RESULTS OF OPERATIONS
          FOR THE FISCAL YEARS ENDED JUNE 30, 1995 AND 1994 (CONTINUED)

NET INTEREST INCOME (continued)

Interest income on loans increased by $317,000, or 7.2%, to $4.7 million in fiscal 1995 compared to fiscal 1994. The increase in interest income on loans was due primarily to a $2.3 million, or 4.1%, increase in the weighted average balance of loans to $57.8 million for fiscal 1995 from $55.5 million in fiscal 1994. The average yield on loans increased by 23 basis points to 8.20% as result of the higher interest rate environment in fiscal 1995.

Interest income on investment securities increased by $273,000, or 34.0%, during fiscal 1995 compared to fiscal 1994. Such increase was due both to an increase of 46 basis points in the weighted average yield earned thereon, to 6.64% for fiscal 1995 from 6.18% in fiscal 1994, and an increase of $2.0 million, or 11.3%, in the average balance of such securities. The increase in average yield reflects higher market rates of interest while the increase in the average balance resulted from the proceeds from the offering of common stock of the Corporation.

Interest income on other interest-earning assets, including FHLB stock and interest-bearing deposits in other institutions, declined by $8,000 in fiscal 1995 as compared to fiscal 1994, due to declines in both the average balance outstanding and the average yield.

Interest expense increased $385,000, or 12.8%, to $3.4 million in fiscal 1995, compared to $3.0 million in fiscal 1994. Such increase was primarily due to an increase of 44 basis points in the average rate paid on deposits, to 4.63% in fiscal 1995 from 4.19% in fiscal 1994, reflecting increases in the prevailing market rate of interest during such time.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $138,000, or 5.4%, for the fiscal year ended June 30, 1996, as compared to fiscal 1995. The Corporation's interest rate spread declined 14 basis points to 3.12%, while its net yield on interest-earning assets remained unchanged at 3.44%. The yield remained unchanged due to the increase in the ratio of interest-earning assets to interest-bearing liabilities offsetting the decline in interest rate spread.

PROVISION FOR LOAN LOSSES

The Corporation's provision for loan losses amounted to $160,000 and $176,000 for fiscal 1995 and 1994, respectively. Such provisions reflected management's assessment of the adequacy of the allowance for loan losses after examining the risks inherent in the loan portfolio. Such provisions also reflected the net loan charge-offs of $154,000 and $241,000 during fiscal 1995 and 1994, respectively.

                   COMPARISON OF RESULTS OF OPERATIONS FOR THE
              FISCAL YEARS ENDED JUNE 30, 1995 AND 1994 (CONTINUED)

OTHER INCOME

Other income totaled $131,000 for the fiscal year ended June 30, 1995, a $20,000, or 18.0%, increase over the $111,000 total recorded in fiscal 1994. The increase was due primarily to a $27,000 increase in gain on sale of other repossessed assets, which was partially offset by a $6,000 loss related to the sale of investment securities.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE

General, administrative and other expense totaled $1.5 million for the fiscal year ended June 30, 1995, an increase of $75,000, or 5.2%, over the $1.4 million recorded in fiscal 1994. The increase resulted primarily from a $35,000, or 5.9%, increase in employee compensation and benefits, a $32,000, or 36.4%, increase in data processing, and a $38,000, or 11.6%, increase in other operating expense, which were partially offset by a $24,000, or 17.9%, decrease in occupancy and equipment expenses. The increase in employee compensation and benefits expense was due primarily to normal merit increases coupled with the costs attendant to employee stock benefit plans, while other operating expense increased due to professional and printing costs related to the reporting requirements of public stock companies.

FEDERAL INCOME TAXES

The provision for federal income taxes amounted to $384,000 for the fiscal year ended June 30, 1995, an increase of $45,000, or 13.3%, over the $339,000 provision recorded in fiscal 1994. The increase was a result of the $99,000, or 9.5%, increase in pretax earnings. The Corporation's effective tax rates were 33.8% and 32.7% for the fiscal years ended June 30, 1995 and 1994, respectively.

                             AVERAGE YIELD ANALYSIS

The following average balance sheet table sets forth for the periods indicated, information on the Corporation regarding: (i) the total dollar amounts of interest income on interest-earning assets and the resulting average yields;
(ii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (iii) net interest income; (iv) interest rate spread; (v) net interest-earning assets; (vi) the net interest margin; and (vii) the ratio of total interest-earning assets to total interest-bearing liabilities. Additional interest income that would have been recognized had non-accruing loans performed in accordance with original terms has not been included in the table. Interest income from non-accruing loans is a component of interest income in the period received. The loan is returned to accruing status upon payment of all delinquent interest. Information is based on average monthly balances during the period presented.

                                                                        YEAR ENDED JUNE 30,
                                                    1996                            1995                           1994
                                       AVERAGE    INTEREST             AVERAGE    INTEREST            AVERAGE    INTEREST
                                     OUTSTANDING  EARNED/   YIELD/   OUTSTANDING   EARNED/  YIELD/  OUTSTANDING   EARNED/   YIELD/
                                       BALANCE      PAID     RATE      BALANCE       PAID    RATE     BALANCE       PAID     RATE
Interest-earning assets:
  Loans receivable                      $62,012    $5,376    8.67%    $57,828      $4,742    8.20%   $55,527      $4,425     7.97%
  Investment securities                  20,370     1,313    6.45      19,710       1,309    6.64     17,705       1,095     6.18
  Other interest-earning assets (1)       1,871        81    4.33         301          10    3.32        466          18     3.86
                                        -------    ------  ------     -------      ------  ------    -------      ------   ------
    Total interest-earning assets        84,253     6,770    8.04      77,839       6,061    7.79     73,698       5,538     7.51

Non-interest-earning assets                 419                         2,331                          2,047
                                        -------                       -------                        -------

    Total assets                        $84,672                       $80,170                        $75,745
                                        -------                       -------                        -------
                                        -------                       -------                        -------
Interest-bearing liabilities:
  Deposits                              $70,151     3,497    4.98     $70,896       3,281    4.63    $69,015       2,889     4.19
  FHLB advances                           2,123       129    6.08       1,563         104    6.65      1,659         111     6.69
                                        -------    ------  ------     -------      ------  ------    -------      ------   ------
    Total interest-bearing
     liabilities                         72,274     3,626    5.02      72,459       3,385    4.67     70,674       3,000     4.25
                                                   ------  ------                  ------  ------                 ------   ------

Non-interest-bearing liabilities            495                           370                           145
                                        -------                       -------                        -------

    Total liabilities                    72,769                        72,829                        70,819

Stockholders' equity                     11,903                         7,341                         4,926
                                        -------                       -------                        -------

    Total liabilities and
     stockholders' equity               $84,672                       $80,170                       $75,745
                                        -------                       -------                        -------
                                        -------                       -------                        -------
Net interest income/interest
 rate spread                                       $3,144    3.02%                 $2,676    3.12%                $2,538     3.26%
                                                   ------  ------                  ------  ------                 ------   ------
                                                   ------  ------                  ------  ------                 ------   ------
Net interest margin (2)                                      3.73%                           3.44%                           3.44%
                                                           ------                          ------                          ------
                                                           ------                          ------                          ------
Ratio of interest-earning
 assets to interest-bearing
 liabilities                                               116.57%                         107.42%                         104.28%
                                                           ------                          ------                         -------
                                                           ------                          ------                         -------

(1)  Includes FHLB stock and interest-bearing deposits.
(2)  Net interest income divided by average interest-earning assets.

                                RATE/VOLUME TABLE

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and liabilities have affected the Corporation's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), (iii) changes in rate/volume (changes in rate multiplied by changes in volume) and (iv) total changes in rate and volume.

                                                                  YEAR ENDED JUNE 30,
                                                    1996 VS. 1995                     1995 VS. 1994
                                                INCREASE                          INCREASE
                                               (DECREASE)          TOTAL          (DECREASE)         TOTAL
                                                 DUE TO          INCREASE/          DUE TO          INCREASE/
                                             RATE      VOLUME    (DECREASE)     RATE      VOLUME    (DECREASE)
                                                                     (In thousands)
Interest-earning assets:
  Loans                                       $281       $353        $634       $130       $187        $317
  Investment securities                        (37)        41           4         86        128         214
  Interest-earning deposits and other           15         56          71         (3)        (5)         (8)
                                              ----       ----        ----       ----       ----        ----
    Total interest-earning  assets             259        450         709        213        310         523

Interest-bearing liabilities:
  Deposits                                     255        (39)        216        311         81         392
  Advances from Federal Home Loan Bank          (7)        32          25         (1)        (6)         (7)
                                              ----       ----        ----       ----       ----        ----
    Total interest-bearing liabilities        $248       $ (7)        241       $310       $ 75         385
                                              ----       ----        ----       ----       ----        ----
                                              ----       ----        ----       ----       ----        ----

Increase in net interest income                                      $468                              $138
                                                                     ----                              ----
                                                                     ----                              ----

                         ASSET AND LIABILITY MANAGEMENT

The lending activities of savings institutions have historically emphasized long-term, fixed-rate loans secured by single-family residences, and the primary source of funds of such institutions has been deposits. The deposit accounts of savings institutions generally bear interest rates that reflect market rates and largely mature or are subject to repricing within a short period of time. This factor, in combination with substantial investments in long-term, fixed-rate loans, has historically caused the income earned by savings institutions on their loan portfolios to adjust more slowly to changes in interest rates than their cost of funds.

In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Corporation's results of operations, the Corporation's management has implemented and continues to monitor asset and liability management policies to better match the maturities and repricing terms of the Corporation's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing investment in Adjustable Rate Mortgages (ARMs); (ii) emphasizing the retention of lower-costing savings accounts and other core deposits and lengthening the term of liabilities by participating in the mortgage matched advances program offered by the Federal Home Loan Bank (FHLB) of Cincinnati; and (iii) maintaining a significant level of liquid assets that can be readily invested in higher yielding investments should interest rates rise.

Although the Corporation emphasizes the origination of single-family residential ARMs, originations of such loans decreased in fiscal 1992 through fiscal 1994 due to the preference of the Corporation's customers for fixed-rate residential mortgage loans in the low interest rate environment that prevailed during those years. Despite this increase in fixed-rate originations, as a consequence of management's continuing efforts, $34.3 million, or 65.4%, of the Corporation's portfolio of one-to-four family residential mortgage loans consisted of ARMs at June 30, 1996. In addition, at June 30, 1996, another $4.4 million, or 6.5%, of the Corporation's total loan portfolio consisted of other types of loans with adjustable interest rates.

The Corporation prices deposit accounts based upon the availability of prudent investment opportunities. Pursuant to this policy, the Corporation has generally neither engaged in sporadic increases or decreases in interest rates paid nor offered the highest rates available in its deposit market. In addition, the Corporation does not pursue an aggressive growth strategy which has assisted it in controlling the cost of funds.

The Corporation generally maintains a high level of liquidity to respond to investment opportunities as interest rates and lending activities permit and to fund deposit withdrawals. Management believes that this flexibility will allow the Corporation to maintain its profitability over a wide range of interest rate environments.

                               NET PORTFOLIO VALUE

The Association's interest rate sensitivity is monitored by management through selected interest rate risk ("IRR") measures produced by an independent third party service bureau. Using data from the Association's quarterly Thrift Financial Reports, the Association receives a report which measures the Association's IRR by modeling the change in net portfolio value (NPV) over a variety of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. A NPV ratio, in any interest rate scenario, is defined as the NPV in that rate scenario divided by the market value of assets in the same scenario. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. As of March 31, 1996, the latest date for which such information is available, the Association's exposure to a 200 basis point interest rate increase (which would result in the greater pro forma decrease in NPV) was 10% of the present value of its assets which results in a decline in its NPV from 13.20% to 12.18%.

The table below shows the increase and decrease of NPV under different interest rate scenarios at March 31, 1996.

                                   ESTIMATED
CHANGE IN                           NPV AS A
INTEREST RATES      ESTIMATED     PERCENTAGE        AMOUNT
(BASIS POINTS)            NPV      OF ASSETS     OF CHANGE      PERCENT
+400                 $  7,970        9.95%        $(3,238)       (29)%
+300                    9,117       11.17          (2,092)       (19)
+200                   10,112       12.18          (1,097)       (10)
+100                   10,823       12.87            (385)        (3)
 -                     11,209       13.20             -            -
- -100                   11,418       13.34             209          2
- -200                   11,661       13.51             452          4
- -300                   12,087       13.86             878          8
- -400                   12,755       14.42           1,546         14

                         LIQUIDITY AND CAPITAL RESOURCES

The Corporation's primary sources of funds are deposits, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities and funds provided by operations. While scheduled loan and investment securities repayments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the movement of interest rates in general, economic conditions and competition. The Corporation manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable. In addition, the Corporation invests excess funds in FHLB overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Corporation has been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Association may borrow from the FHLB of Cincinnati and has access to the Federal Reserve Bank discount window. The Association has borrowed from the FHLB of Cincinnati as part of its asset/liability management strategy to match payments on the advances to the stream of income from its recently originated fixed rate one-to-four family residential loan portfolio. As of June 30, 1996, the Association had $9.9 million of advances outstanding.

Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as FHLB of Cincinnati overnight deposits. On a longer term basis, the Corporation maintains a strategy of investing in various investment securities and lending products. At June 30, 1996, the total approved mortgage-loan commitments outstanding amounted to $7.6 million. At the same date, the Corporation had maximum exposure for loan commitments under unfunded loans and unused lines of credit totaling $1.2 million.

During fiscal 1996, the Corporation had positive cash flows from operating and financing activities, and negative cash flows from investing activities which resulted in a net increase in cash and cash equivalents for the year totaling $832,000.

During fiscal 1995, the Corporation had positive cash flows from operating activities and financing activities and negative cash flows from investing activities which resulted in a net decrease in cash and cash equivalents for the year totaling $85,000.

Operating activities provided cash as net interest income exceeded general and administrative expenses. Investing activities used cash primarily as a result of loan originations and purchases of investment securities exceeding principal repayments. Cash flows from financing activities for the above periods increased primarily due to the proceeds from the issuance of common stock in fiscal 1995, and net increases in the balance of deposits and borrowings in both fiscal 1996 and 1995.

The Association is required by the Office of Thrift Supervision (OTS) to maintain average daily balances of liquid assets and short-term liquid assets (as defined) in amounts equal to 5% and 1%, respectively, of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows. The Association generally attempts to maintain a liquidity ratio of between 5% and 10% of its net withdrawable deposits and borrowings payable in one year or less. The Association's average monthly liquidity ratio and short-term liquid assets ratio at June 30, 1996 was 15.5%.

                     IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements of the Corporation and related notes presented herein have been prepared in accordance with generally accepted accounting principles (GAAP) which substantially require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of the Corporation are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Corporation's assets and liabilities are critical to the maintenance of acceptable performance levels.

                              PROPOSED LEGISLATION

The deposit accounts of the Association and of other savings associations are insured by the FDIC in the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF are presently below the level required by law, because a significant portion of the assessments paid into the fund are used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC in the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments are required for healthy commercial banks except for a $2,000 minimum fee. A continuation of this premium disparity could have a negative competitive impact on the Association and other institutions with SAIF deposits.

Congress is considering legislation to recapitalize the SAIF and eliminate the significant premium disparity. Currently, that recapitalization plan provides for a special assessment estimated to range from approximately $.69 to $.71 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. In addition, the cost of prior thrift failures would be shared by both the SAIF and the BIF. This would likely increase BIF assessments by $.02 to $.025 per $100 in deposits. SAIF assessments would initially be set at the same level as BIF assessments and could never be reduced below the level for BIF assessments. These projected assessment levels may change if commercial banks holding SAIF deposits are provided some relief from the special assessment or are allowed to transfer SAIF deposits to the BIF.

A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 1998. However, the SAIF recapitalization legislation currently provides for an elimination of the thrift charter or the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. As a result, the Association would be regulated as a bank under federal laws which would subject it to the more restrictive activity limits imposed on national banks. Under separate legislation recently enacted, the Association is required to recapture, as taxable income, approximately $26,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its reserve in the future. The Association has provided deferred taxes for this amount and will be permitted to amortize the recapture of the bad debt reserve over six years.

The Association had $70.2 million in deposits at March 31, 1995. If the special assessment level is finalized at $.71 per $100 in deposits, the Association will pay an assessment of approximately $500,000. This assessment should be tax deductible, but it will reduce earnings and capital for the quarter in which it is recorded.

No assurances can be given that the SAIF recapitalization plan will be enacted into law or in what form it may be enacted. In addition, the Association can give no assurances that the disparity between BIF and SAIF assessments will be eliminated.

                   IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan". This promulgation, which was effective for fiscal years beginning after December 15, 1994, requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. Loans which might be affected are collateral dependent, and the Association's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value. The Corporation adopted SFAS No. 114 on July 1, 1995, as required, without material adverse effect on consolidated financial position or results of operations.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", establishing financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management has determined that the Corporation will continue to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25, and therefore the disclosure provisions of SFAS No. 123 will have no effect on its consolidated financial condition or results of operations.

In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material adverse effect on the Corporation's consolidated financial position or results of operations.

                                                                  [LETTERHEAD]

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Community Investors Bancorp, Inc.

We have audited the accompanying consolidated statement of financial condition of Community Investors Bancorp, Inc. and Subsidiary as of June 30, 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements as of June 30, 1995 and for the years ended June 30, 1995 and 1994, were audited by other auditors, whose report thereon dated July 28, 1995, expressed an unqualified opinion on those statements and included an explanatory paragraph relative to a change in the method of accounting for certain debt and equity securities.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community Investors Bancorp, Inc. and Subsidiary as of June 30, 1996, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles.


/s/ Grant Thornton LLP


Cincinnati, Ohio
September 10, 1996
                                       20

Board of Directors
Community Investors Bancorp., Inc.
Formerly First Federal Savings and Loan Association of Bucyrus


We have audited the consolidated statements of financial condition of Community Investors Bancorp., Inc. (formerly First Federal Savings and Loan Association of Bucyrus) and subsidiary as of June 30, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community Investors Bancorp., Inc. (formerly First Federal Savings and Loan Association of Bucyrus) and subsidiary at June 30, 1995 and 1994, and the consolidated results of their operations and cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 3 to the consolidated financial statements, in 1994 the Corporation changed its method of accounting for investment securities.

ERNST & YOUNG
Toledo, Ohio
July 28, 1995


                                       20-A

                       COMMUNITY INVESTORS BANCORP, INC.

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                   June 30,
                       (In thousands, except share data)

      ASSETS                                                        1996              1995
                                                                --------            ------
Cash and due from banks                                         $  1,094            $  859
Federal funds sold                                                    21                33
Interest-bearing deposits in other financial institutions            794               185
                                                                --------            ------
   Cash and cash equivalents                                       1,909             1,077

Investment securities available for sale - at market               6,201             3,840
Investment securities - at amortized cost, approximate
  market value of $12,728 and $14,496 as of
  June 30, 1996 and 1995                                          12,891            14,534
Mortgage-backed securities - at amortized cost,
  approximate market value of $2,794 and
  $3,734 as of June 30, 1996 and 1995                              2,783             3,792
Loans receivable - net                                            66,255            59,872
Property acquired in settlement of loans                              81               107
Office premises and equipment - at depreciated cost                  525               332
Federal Home Loan Bank stock - at cost                               575               537
Accrued interest receivable on loans                                  66                79
Accrued interest receivable on mortgage-backed securities             19                27
Accrued interest receivable on investments and
  interest-bearing deposits                                          251               312
Prepaid expenses and other assets                                    109               103
Deferred federal income taxes                                        122               129
                                                                --------            ------
   Total assets                                                  $91,787           $84,741
                                                                --------            ------
                                                                --------            ------


   LIABILITIES AND STOCKHOLDERS' EQUITY                                               1996              1995
                                                                                  --------           -------
Deposits                                                                           $69,911           $70,464
Advances from the Federal Home Loan Bank                                             9,884             1,515
Advances by borrowers for taxes and insurance                                            6                12
Accrued interest payable                                                               290               316
Other liabilities                                                                      156               132
Accrued federal income taxes                                                            54                 6
                                                                                  --------            ------
      Total liabilities                                                             80,301            72,445

Commitments                                                                            -                 -

Stockholders' equity
  Preferred stock, 1,000,000 shares authorized, no par value;
    no shares issued                                                                   -                 -
  Common stock, 4,000,000 shares authorized, $.01 par value;
    738,146 shares issued                                                                7                 7
  Additional paid-in capital                                                         6,800             6,785
  Retained earnings, restricted                                                      6,796             6,028
  Shares acquired by stock benefit plans                                              (995)             (561)
  Less 71,900 shares of treasury stock - at cost                                    (1,117)              -
  Unrealized gain (loss) on securities designated as available for sale,
    net of related tax effects                                                          (5)               37
                                                                                  --------            ------
      Total stockholders' equity                                                    11,486            12,296
                                                                                  --------            ------

      Total liabilities and stockholders' equity                                   $91,787           $84,741
                                                                                  --------            ------
                                                                                  --------            ------

The accompanying notes are an integral part of these statements.

                      COMMUNITY INVESTORS BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF EARNINGS

                         For the year ended June 30,
                      (In thousands, except share data)

                                                                                      1996              1995              1994
                                                                                   -------           -------            ------
Interest income
  Loans                                                                             $5,376            $4,742            $4,425
  Mortgage-backed securities                                                           181               233               292
  Investment securities                                                              1,132             1,076               803
  Interest-bearing deposits and other                                                   81                10                18
                                                                                   -------           -------            ------
         Total interest income                                                       6,770             6,061             5,538

Interest expense
  Deposits                                                                           3,497             3,281             2,889
  Borrowings                                                                           129               104               111
                                                                                   -------           -------            ------
   Total interest expense                                                            3,626             3,385             3,000
                                                                                   -------           -------            ------

      Net interest income                                                            3,144             2,676             2,538

Provision for losses on loans                                                          159               160               176
                                                                                   -------           -------            ------

         Net interest income after provision
         for losses on loans                                                         2,985             2,516             2,362

Other income
  Gain (loss) on sale of investment securities designated
    as available for sale                                                               59                (6)              -
  Gain (loss) on sale of other repossessed assets                                      (10)               27               -
  Other operating                                                                      115               110               111
                                                                                   -------           -------            ------
         Total other income                                                            164               131               111

General, administrative and other expense
  Employee compensation and benefits                                                   727               627               592
  Occupancy and equipment                                                              105               110               134
  Federal deposit insurance premiums                                                   162               159               156
  Franchise taxes                                                                      115                72                65
  Expenses of property acquired in settlement of loans                                  58                57                73
  Data processing                                                                      145               120                88
  Other operating                                                                      493               366               328
                                                                                   -------           -------            ------
         Total general, administrative and other expense                             1,805             1,511             1,436
                                                                                   -------           -------            ------

         Earnings before income taxes                                                1,344             1,136             1,037

Federal income taxes
  Current                                                                              429               375               380
  Deferred                                                                              29                 9               (41)
                                                                                   -------           -------            ------
   Total federal income taxes                                                          458               384               339
                                                                                   -------           -------            ------

         NET EARNINGS                                                              $   886           $   752            $  698
                                                                                   -------           -------            ------
                                                                                   -------           -------            ------

         EARNINGS PER SHARE                                                          $1.32              $.62             N/A
                                                                                   -------           -------            ------
                                                                                   -------           -------            ------

The accompanying notes are an integral part of these statements.

                       COMMUNITY INVESTORS BANCORP, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               For the years ended June 30, 1996, 1995 and 1994
                       (In thousands, except share data)

                                                                                                               UNREALIZED
                                                                                                               GAIN (LOSS)
                                                                                          SHARES            ON SECURITIES
                                                          ADDITIONAL                    ACQUIRED               DESIGNATED
                                                COMMON       PAID-IN     RETAINED       BY STOCK  TREASURY   AS AVAILABLE
                                                 STOCK       CAPITAL     EARNINGS  BENEFIT PLANS    SHARES       FOR SALE     TOTAL
                                                ------    ----------     --------  -------------  --------   -------------   ------
Balance at July 1, 1993                            $-           $ -        $4,578    $ -              $-             $-      $4,578

Designation of securities as available for
  sale upon adoption of SFAS No. 115, net
  of related tax effects                            -             -             -         -            -            (14)        (14)
Net earnings for the year ended June 30, 1994       -             -           698         -            -              -         698
                                                ------    ----------     --------  -------------  --------   -------------   ------
Balance at June 30, 1994                            -             -         5,276         -            -            (14)      5,262

Net proceeds from issuance of common stock          7         6,779             -      (591)           -              -       6,195
Net earnings for the year ended June 30, 1995       -             -           752         -            -              -         752
Amortization expense of stock benefit plans         -             6             -        30            -              -          36
Unrealized gain on securities designated
  as available for sale, net of related
  tax effects                                       -             -             -         -            -             51          51
                                                ------    ----------     --------  -------------  --------   -------------   ------
Balance at June 30, 1995                            7         6,785         6,028      (561)           -             37      12,296

Purchase of shares for recognition and
  retention plan                                    -             -             -      (464)           -              -        (464)
Purchase of treasury shares, at cost                -             -             -         -       (1,117)             -      (1,117)
Amortization expense of stock benefit plans         -            15             -        30            -              -          45
Net earnings for the year ended June 30, 1996       -             -           886         -            -              -         886
Cash dividends paid of $.16 per share               -             -          (118)        -            -              -        (118)
Unrealized loss on securities designated
  as available for sale, net of related
  tax effects                                       -             -             -         -            -            (42)        (42)
                                                ------    ----------     --------  -------------  --------   -------------   ------
Balance at June 30, 1996                           $7        $6,800        $6,796     $(995)     $(1,117)          $ (5)    $11,486
                                                ------    ----------     --------  -------------  --------   -------------   ------
                                                ------    ----------     --------  -------------  --------   -------------   ------

         The accompanying notes are an integral part of these statements.

                       COMMUNITY INVESTORS BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                          For the year ended June 30,
                                (In thousands)

                                                                                     1996          1995          1994
                                                                                ---------      --------      --------
Cash flows from operating activities:
  Net earnings for the year                                                        $  886        $  752        $  698
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of discounts and premiums on loans,
      investments and mortgage-backed securities - net                                (49)           17           (16)
    Amortization of deferred loan origination fees                                    (54)          (38)          (35)
    Depreciation and amortization                                                      39            34            27
    Provision for losses on loans                                                     159           160           176
    Amortization expense of stock benefit plans                                        45            36          -
    Gain (loss) on sale of other repossessed assets                                    10           (27)         -
    Federal Home Loan Bank stock dividends                                            (38)          (33)          (24)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                             13           (11)            5
      Accrued interest receivable on mortgage-backed securities                         8             4            (4)
      Accrued interest receivable on investments and
        interest-bearing deposits                                                      61           (89)          (60)
      Prepaid expenses and other assets                                                (6)          (20)           10
      Accrued interest payable                                                        (26)          144           (22)
      Other liabilities                                                                24         -              -
      Federal income taxes
        Current                                                                        48             5           (42)
        Deferred                                                                       29             9           (41)
                                                                                ---------      --------      --------
            Net cash provided by operating activities                               1,149           907           672

Cash flows provided by (used in) investing activities:
  Proceeds from maturity of investment securities                                   9,257         2,761         6,255
  Proceeds from sale of available-for-sale securities                                 224           638          -
  Purchase of investment securities designated as available for sale               (5,000)       (3,197)         -
  Purchase of investment securities designated as held to maturity                 (5,100)       (5,901)       (5,333)
  Principal repayments on mortgage-backed securities                                1,009           749           258
  Purchase of loans                                                                  (672)         -             (150)
  Loan principal repayments                                                        10,701        10,550        14,946
  Loan disbursements                                                              (16,906)      (14,786)      (17,917)
  Purchase of office premises and equipment                                          (232)          (30)          (30)
  Proceeds from sale of other repossessed assets                                      291           377           176
                                                                                ---------      --------      --------
            Net cash used in investing activities                                  (6,428)       (8,839)       (1,795)
                                                                                ---------      --------      --------

            Net cash used in operating and investing
            activities (subtotal carried forward)                                  (5,279)       (7,932)       (1,123)
                                                                                ---------      --------      --------
                                                                                ---------      --------      --------

                       COMMUNITY INVESTORS BANCORP, INC.

                          For the year ended June 30,

                                                                                     1996          1995          1994
                                                                                ---------      --------      --------
            Net cash used in operating and investing activities
             (subtotal brought forward)                                           $(5,279)      $(7,932)      $(1,123)

Cash flows provided by financing activities:
  Net increase (decrease) in deposit accounts                                        (553)        1,727         1,161
  Net proceeds from the issuance of common stock                                    -             6,786          -
  Purchase of shares for management recognition plan                                 (464)         (591)         -
  Purchase of treasury stock                                                       (1,117)         -             -
  Proceeds from Federal Home Loan Bank advances                                     8,950          -             -
  Repayment of Federal Home Loan Bank advances                                       (581)          (75)         (173)
  Advances by borrowers for taxes and insurance                                        (6)         -             -
  Dividends on common stock                                                          (118)         -             -
                                                                                ---------      --------      --------
      Net cash provided by financing activities                                     6,111         7,847           988
                                                                                ---------      --------      --------
Net increase (decrease) in cash and cash equivalents                                  832           (85)         (135)

Cash and cash equivalents at beginning of year                                      1,077         1,162         1,297
                                                                                ---------      --------      --------
Cash and cash equivalents at end of year                                         $  1,909       $ 1,077      $  1,162
                                                                                ---------      --------      --------
                                                                                ---------      --------      --------
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                         $    400       $   345       $   500
                                                                                ---------      --------      --------
                                                                                ---------      --------      --------
    Interest on deposits and borrowings                                          $  3,652       $ 3,248      $  3,031
                                                                                ---------      --------      --------
                                                                                ---------      --------      --------
Supplemental disclosure of noncash investing activities:
  Transfers from loans to other repossessed assets                               $    275       $   306       $   482
                                                                                ---------      --------      --------
                                                                                ---------      --------      --------
  Transfers of investments to an available for sale
    classification                                                               $  -           $  -          $ 1,230
                                                                                ---------      --------      --------
                                                                                ---------      --------      --------

  Unrealized gain (loss) on securities designated as available
    for sale, net of related tax effects                                         $    (42)      $    51       $   (14)
                                                                                ---------      --------      --------
                                                                                ---------      --------      --------

         The accompanying notes are an integral part of these statements.

                          COMMUNITY INVESTORS BANCORP, INC.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1996, 1995 and 1994



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    During fiscal 1995, the Board of Directors of First Federal Savings and Loan Association of Bucyrus (the Association) adopted a plan of conversion (the Plan) whereby the Association would convert to the stock form of ownership (the Conversion), followed by the issuance of all of the Association's outstanding stock to a newly formed holding company, Community Investors Bancorp, Inc. (the Corporation), and the issuance of common shares of the Corporation to subscribing members of the Association. The conversion to the stock form of ownership was completed on February 6, 1995, culminating in the Corporation's issuance of 738,146 common shares. Condensed financial statements of the Corporation as of and for the periods ended June 30, 1996 and 1995 are presented in Note L. Future references are made to either the Corporation or the Association as applicable.

    The Corporation is a savings and loan holding company whose activities are primarily limited to holding the stock of the Association. The Association conducts a general banking business in northcentral Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Association's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Association can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

    The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles (GAAP) and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

    The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

    1.  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Corporation and the Association. All significant intercompany balances and transactions have been eliminated.

                          COMMUNITY INVESTORS BANCORP, INC.

                             June 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

    Prior to June 30, 1994, investment securities and mortgage-backed securities were carried at cost, adjusted for amortization of premiums and accretion of discounts. The investments and mortgage-backed securities were carried at cost, as it was management's intent and the Association had the ability to hold the securities until maturity. Investment securities and mortgage-backed securities held for indefinite periods of time, or which management utilized as part of its asset/liability management strategy, or that would be sold in response to changes in interest rates, prepayment risk, or the perceived need to increase regulatory capital were classified as held for sale at the point of purchase and carried at the lower of cost or market.

    In May 1993, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are to be carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively. The Association adopted SFAS No. 115 as of June 30, 1994. The initial effect of adoption was to decrease retained earnings by approximately $14,000, representing the unrealized market value decline on securities designated as available for sale, net of applicable tax effects. At June 30, 1996 and 1995, the Corporation's stockholders' equity reflected a net unrealized loss totaling $5,000 and a net unrealized gain of $51,000, respectively.

    Realized gains or losses on sales of securities are recognized using the specific identification method.

    3.  LOANS RECEIVABLE

    Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

                          COMMUNITY INVESTORS BANCORP, INC.

                             June 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    4.  LOAN ORIGINATION FEES

    The Association accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases".
    Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Association's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

    5.  ALLOWANCE FOR LOSSES ON LOANS

    It is the Association's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Association records a loan valuation allowance equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans (including development projects) and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

    In June 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Association's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

    The Association adopted SFAS No. 114, as subsequently amended, on July 1, 1995, as required, without material effect on consolidated financial condition or results of operations.

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Association considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Association's investment in impaired multi-family and nonresidential loans, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

                          COMMUNITY INVESTORS BANCORP, INC.

                             June 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    5.  ALLOWANCE FOR LOSSES ON LOANS (continued)

    It is the Association's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At June 30, 1996, the Association had no loans that would be defined as impaired under SFAS No. 114.

    6.  OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be up to fifty years for buildings, five to fifty years for building improvements, and five to twenty years for furniture and equipment. An accelerated method is used for tax reporting purposes.

    7.  PROPERTY ACQUIRED IN SETTLEMENT OF LOANS

    Property acquired in settlement of loans is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Loss provisions are recorded if the properties' fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding property acquired through foreclosure, net of rental income, are charged against earnings as incurred.

    8.  FEDERAL INCOME TAXES

    The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current

                          COMMUNITY INVESTORS BANCORP, INC.

                             June 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    8.  FEDERAL INCOME TAXES (continued)

    period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    The Corporation's principal temporary differences between pretax financial income and taxable income result from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, the general loan loss allowance and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

    9.  RETIREMENT PLANS AND STOCK OPTION PLANS

    In conjunction with its common stock offering, the Corporation implemented an Employee Stock Ownership Plan (ESOP). The ESOP provides retirement benefits for substantially all full-time employees who have completed one year of service and have attained the age of 21. Expense recognized related to the plan totaled approximately $86,000 and $35,000 for the years ended June 30, 1996 and 1995, respectively.

    During fiscal 1995, the Corporation implemented Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 changes the measure of compensation expense recorded by employers from the cost of allocated ESOP shares to the fair value of ESOP shares allocated to participants during a fiscal year. Adoption of SOP 93-6 resulted in a $43,000 and $6,000 increase in compensation expense recorded for the fiscal years ended June 30, 1996 and 1995, respectively, from the amount computed under the prior accounting method.

    The Corporation also has a Management Recognition Plan (MRP). Subsequent to the offering the MRP purchased 29,525 shares of the common stock in the open market. A total of 14,580 shares available under the plan were granted to executive officers of the Corporation effective upon consummation of the offering, leaving 14,945 shares available for allocation. Common stock granted under the MRP vests ratably over a five year period, commencing in November 1995. A provision of $27,000 related to the MRP was charged to expense for the year ended June 30, 1996.

                          COMMUNITY INVESTORS BANCORP, INC.

                             June 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  RETIREMENT PLANS AND STOCK OPTION PLANS (continued)

    Also, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 73,815 shares of authorized, but unissued shares of common stock at fair market value at the date of grant. During fiscal 1996, the Corporation granted options to purchase 18,450 shares to members of the Board of Directors at an option price of $16.50 per share, and the Corporation granted 23,800 shares to certain employees at an option price of $14.88 per share. As of June 30, 1996, none of the stock options granted had been exercised.

    10.  EARNINGS PER SHARE

    Primary earnings per share for the year ended June 30, 1996 is based upon the weighted-average shares outstanding during the period plus those stock options that are dilutive, less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding totaled 671,417 and 680,597 for the years ended June 30, 1996 and 1995, respectively.

    The provisions of Accounting Principles Board Opinion No. 15 "Earnings Per Share" are not applicable to the fiscal years ended June 30, 1994, as the Corporation completed its conversion from mutual to stock form in February 1995.

    11.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 1996:

         CASH AND CASH EQUIVALENTS: The carrying amounts presented in the consolidated statement of financial condition for cash and cash equivalents are deemed to approximate fair value.

                          COMMUNITY INVESTORS BANCORP, INC.

                             June 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    11.  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

         INVESTMENT AND MORTGAGE-BACKED SECURITIES: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

         LOANS RECEIVABLE: The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

         FEDERAL HOME LOAN BANK STOCK: The carrying amount presented in the consolidated statement of financial condition is deemed to approximate fair value.

         DEPOSITS: The fair value of NOW accounts and passbook accounts is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

         ADVANCES FROM FEDERAL HOME LOAN BANK: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

         COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 1996 was not material.

                          COMMUNITY INVESTORS BANCORP, INC.

                             June 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    11.  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30, 1996, are as follows:

                                                        CARRYING       FAIR
                                                         VALUE         VALUE
                                                            (In thousands)
    Financial assets
      Cash and cash equivalents                         $  1,909     $  1,909
      Investment securities                               19,092       18,929
      Mortgage-backed securities                           2,783        2,794
      Loans receivable                                    66,255       68,736
      Stock in Federal Home Loan Bank                        575          575
                                                         -------      -------
                                                         $90,614      $92,943
                                                         -------      -------
                                                         -------      -------

    Financial liabilities
      Deposits                                           $69,911      $70,340
      Advances from the Federal Home Loan Bank             9,884        9,951
      Advances by borrowers for taxes and insurance            6            6
                                                         -------      -------
                                                         $79,801      $80,297
                                                         -------      -------
                                                         -------      -------

  12.  CASH AND CASH EQUIVALENTS

  For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

  13.  RECLASSIFICATIONS

  Certain prior year amounts have been reclassified to conform to the 1996 consolidated financial statement presentation.

                          COMMUNITY INVESTORS BANCORP, INC.

                             June 30, 1996, 1995 and 1994


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

  Carrying values and approximate market values of investment securities held to maturity at June 30 are summarized as follows:

                                            1996                 1995
                                     CARRYING   MARKET    CARRYING  MARKET
                                      VALUE      VALUE      VALUE      VALUE
                                                 (In thousands)
    U. S. Government and
      agency obligations             $12,610    $12,447    $14,498    $14,460
    Municipal obligations                281        281         36         36
                                     -------    -------    -------    -------
                                     $12,891    $12,728    $14,534    $14,496
                                     -------    -------    -------    -------
                                     -------    -------    -------    -------

  At June 30, 1996, the market value decline of the Corporation's investment securities below cost carrying value totaled $163,000, consisting of $48,000 in gross unrealized gains and $211,000 in gross unrealized losses. At June 30, 1995, the market value decline of the Corporation's investment securities below cost carrying value totaled $38,000, consisting of $110,000 in gross unrealized gains and $148,000 in gross unrealized losses.

  The amortized cost, gross unrealized gains, gross unrealized losses, and market values of investment securities designated as available for sale at June 30, are summarized as follows:

                                                 1996
                                          GROSS        GROSS
                          AMORTIZED    UNREALIZED    UNREALIZED   MARKET
                            COST          GAINS        LOSSES      VALUE
                                            (In thousands)

    U.S. Government and
      agency obligations    $5,721       $   8        $    -      $5,729
    Mutual funds               488           -            16         472
                            ------       -----        ------      ------
                            $6,209        $  8         $  16      $6,201
                            ------       -----        ------      ------
                            ------       -----        ------      ------

                                                 1995
                                          GROSS        GROSS
                          AMORTIZED    UNREALIZED    UNREALIZED   MARKET
                             COST         GAINS        LOSSES      VALUE
                                            (In thousands)

    U.S. Government and
      agency obligations    $3,115       $  48         $   -      $3,163
    Mutual funds               488           -            15         473
    FNMA stock                 165          24             -         189
    Other                       15           -             -          15
                            ------       -----        ------      ------
                            $3,783       $  72         $  15      $3,840
                            ------       -----        ------      ------
                            ------       -----        ------      ------

                          COMMUNITY INVESTORS BANCORP, INC.

                             June 30, 1996, 1995 and 1994


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

  The amortized cost and market value of U.S. Government agency and municipal obligations designated as held to maturity, by contractual term to maturity at June 30 are shown below:

                                             1996                   1995
                                    AMORTIZED    MARKET    AMORTIZED    MARKET
                                      COST        VALUE      COST        VALUE
                                                  (In thousands)

    Due in three years or less       $ 5,868    $ 5,831     $ 5,394    $ 5,380
    Due after three years through
      five years                       2,427      2,422       6,039      6,021
    Due after five years               4,596      4,475       3,101      3,095
                                     -------    -------     -------    -------
                                     $12,891    $12,728     $14,534    $14,496
                                     -------    -------     -------    -------
                                     -------    -------     -------    -------

    The amortized cost and market value of U.S. Government and agency securities, designated as available for sale, by contractual terms to maturity at June 30 are shown below:


                                             1996                   1995
                                    AMORTIZED    MARKET    AMORTIZED    MARKET
                                      COST        VALUE      COST        VALUE
                                                  (In thousands)

    Due in three years or less        $5,220     $5,221      $2,615     $2,661
    Due after three years through
      five years                         501        508         500        502
                                     -------    -------     -------    -------
                                      $5,721     $5,729      $3,115     $3,163
                                     -------    -------     -------    -------
                                     -------    -------     -------    -------

    The amortized cost, gross unrealized gains, gross unrealized losses and market values of mortgage-backed securities at June 30, 1996 and 1995 are summarized as follows:


                                                         1996
                                                  GROSS        GROSS
                                     AMORTIZED   UNREALIZED   NREALIZED  MARKET
                                        COST      GAINS        LOSSES     VALUE
    HELD TO MATURITY:                                  (In thousands)
      Federal Home Loan
        Mortgage Corporation
        participation certificates    $  942       $ 13        $  1      $  954
      Government National
        Mortgage Association
        participation certificates       576         34           -         610
      Federal National
        Mortgage Association
        participation certificates     1,265         14          49       1,230
                                     -------       ----        ----     -------
          Total mortgage-backed
            securities                $2,783       $ 61        $ 50      $2,794
                                     -------       ----        ----     -------
                                     -------       ----        ----     -------

                          COMMUNITY INVESTORS BANCORP, INC.

                            June 30, 1996, 1995 and 1994


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)


                                                         1995
                                                  GROSS        GROSS
                                     AMORTIZED   UNREALIZED   NREALIZED  MARKET
                                        COST      GAINS        LOSSES     VALUE
    HELD TO MATURITY:                                  (In thousands)
      Federal Home Loan
        Mortgage Corporation
        participation certificates    $2,214       $ 21       $  81     $ 2,154
      Government National
        Mortgage Association
        participation certificates       722         33           -         755
      Federal National
        Mortgage Association
        participation certificates       856         19          50         825
                                     -------       ----        ----     -------
          Total mortgage-backed
           securities                 $3,792       $ 73        $131     $ 3,734
                                     -------       ----        ----     -------
                                     -------       ----        ----     -------

    The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.



                                                      JUNE 30,
                                               1996              1995
                                                   (In thousands)

    Due within three years                    $  142           $  194
    Due in three to five years                   112              153
    Due in five to ten years                     355              484
    Due in ten to twenty years                 1,200            1,635
    Due after twenty years                       974            1,326
                                              ------           ------
                                              $2,783           $3,792
                                              ------           ------
                                              ------           ------

                    COMMUNITY INVESTORS BANCORP, INC.

                      June 30, 1996, 1995 and 1994


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is as follows:

                                                     1996       1995
                                                     (In thousands)
    Residential real estate
      One-to-four family                            $52,356     $48,766
      Multi-family                                    1,007         743
      Construction                                    2,438         414
    Nonresidential real estate and land               4,166       3,949
    Mobile home loans                                 3,535       3,941
    Consumer and other                                4,480       3,179
                                                    -------     -------
                                                     67,982      60,992
    Less:
      Undisbursed portion of loans in process           939         435
      Deferred loan origination fees                    329         286
      Allowance for loan losses                         459         399
                                                    -------      ------
                                                    $66,255     $59,872
                                                    -------     -------
                                                    -------     -------

  The Association's lending efforts have historically focused on one-to-four family and multi-family residential real estate loans, which comprise approximately $54.1 million, or 82%, of the total loan portfolio at June 30, 1996 and $48.8 million, or 82%, of the total loan portfolio at June 30, 1995. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of northcentral Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Association's primary lending area are presently stable.

  In the normal course of business, the Association has made loans to some of its directors, officers and employees. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of loans outstanding to directors and officers totaled approximately $736,000 and $377,000 at June 30, 1996 and 1995, respectively.

                          COMMUNITY INVESTORS BANCORP, INC.

                             June 30, 1996, 1995 and 1994


NOTE D - ALLOWANCE FOR LOAN LOSSES

  The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                      1996      1995      1994
                                                          (In thousands)

    Balance at beginning of year                      $399      $393     $458
    Provision for loan losses                          159       160      176
    Charge-offs of loans                              (102)     (173)    (249)
    Recoveries                                           3        19        8
                                                      ----      ----     ----
    Balance at end of year                            $459      $399     $393
                                                      ----      ----     ----
                                                      ----      ----     ----

  As of June 30, 1996, the Association's allowance for loan losses was comprised of a general loss allowance of $395,000, which is includible as a component of regulatory risk-based capital and a specific loss allowance of $64,000.

  Nonperforming and nonaccrual loans for which interest has been reduced totaled approximately $636,000, $366,000 and $431,000 at June 30, 1996, 1995
  and 1994, respectively.

  During the years ended June 30, 1996, 1995 and 1994, interest income of approximately $22,000, $18,000 and $6,000, respectively, would have been recognized had nonperforming loans been performing in accordance with contractual terms.


NOTE E - OFFICE PREMISES AND EQUIPMENT

  Office premises and equipment at June 30 are comprised of the following:

                                                      1996       1995
                                                      (In thousands)

    Land and improvements                             $  69      $ 69
    Office buildings and improvements                   417       411
    Furniture, fixtures and equipment                   545       322
                                                     ------      ----
                                                      1,031       802
      Less accumulated depreciation and
        amortization                                    506       470
                                                     ------      ----
                                                     $  525      $332
                                                     ------      ----
                                                     ------      ----

                          COMMUNITY INVESTORS BANCORP, INC.

                             June 30, 1996, 1995 and 1994


NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

DEPOSIT TYPE AND WEIGHTED-
AVERAGE INTEREST RATE                                  1996        1995
                                                        (In thousands)
NOW accounts
  1996 - 2.42%                                     $  6,173
  1995 - 3.20%                                                   $  6,378
Passbook
  1996 - 3.25%                                       14,951
  1995 - 3.75%                                                     15,378
                                                    -------       -------
Total demand, transaction and
  passbook deposits                                  21,124        21,756

Certificates of deposit
  Original maturities of:
    Less than 12 months
      1996 - 4.80%                                    7,664
      1995 - 5.36%                                                  7,511
    12 months to 24 months
      1996 - 5.44%                                   22,382
      1995 - 5.65%                                                 23,032
    30 months to 36 months
      1996 - 5.78%                                    3,697
      1995 - 5.33%                                                  3,426
    More than 36 months
      1996 - 6.21%                                    2,190
      1995 - 6.32%                                                  1,992
  Individual retirement accounts
      1996 - 5.50%                                   12,854
      1995 - 6.00%                                                 12,747
                                                    -------       -------
Total certificates of deposit                        48,787        48,708
                                                    -------       -------
Total deposit accounts                              $69,911       $70,464
                                                    -------       -------
                                                    -------       -------

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1996, 1995 and 1994


NOTE F - DEPOSITS (continued)

   Interest expense on deposits for the year ended June 30 is summarized as follows:

                                    1996      1995       1994
                                         (In thousands)

     Passbook                     $  544    $  614    $  603
     NOW accounts                    180       213       198
     Certificates of deposit       2,773     2,454     2,088
                                   -----     -----     -----
                                  $3,497    $3,281    $2,889
                                  ------    ------    ------
                                  ------    ------    ------

     Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                    1996     1995
                                    (In thousands)

     Less than one year          $37,378   $38,940
     One to three years           10,291     8,511
     Over three years              1,118     1,257
                                 -------   -------
                                 $48,787   $48,708
                                 -------   -------
                                 -------   -------


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank, collateralized at June 30, 1996 by pledges of certain residential mortgage loans totaling $14.8 million, and the Association's investment in Federal Home Loan Bank stock, are summarized as follows:

                         MATURING  YEAR
     INTEREST RATE       ENDING JUNE 30,              1996      1995
                                                      (In thousands)

     5.06 - 6.15%              1997                 $8,450    $  -
     6.20 - 7.05%              2008                  1,434     1,515
                                                    ------    ------
                                                    $9,884    $1,515
                                                    ------    ------
                                                    ------    ------

     Weighted-average interest rate                   6.01%     6.69%
                                                    ------    ------
                                                    ------    ------

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1996, 1995 and 1994


NOTE H - FEDERAL INCOME TAXES

   Federal income taxes differ from the amounts computed at the statutory corporate tax rate as follows:

                                                                JUNE 30,
                                                        1996      1995      1994
                                                             (In thousands)
     Federal income taxes computed at
       statutory rate                                   $457      $386      $353
     Increase (decrease) in taxes resulting from:
       Other                                               1        (2)      (14)
                                                      ------    ------    ------
     Federal income tax provision per consolidated
       statements of earnings                           $458      $384      $339
                                                      ------    ------    ------
                                                      ------    ------    ------

    The composition of the Corporation's net deferred tax asset at June 30 is as follows:

                                                             1996      1995
                                                             (In thousands)
      Taxes (payable) refundable on temporary
      differences at estimated corporate tax rate:
        Deferred tax assets:
          General loan loss allowance                        $134      $120
          Deferred loan origination fees                       81       108
          Unrealized loss on securities designated as
            available for sale                                  3       -
         Other                                                  9        12
                                                           ------    ------
                Total deferred tax assets                     227       240

        Deferred tax liabilities:
         Percentage of earnings bad debt deduction             (9)       (9)
         Federal Home Loan Bank stock dividends               (96)      (83)
         Unrealized gain on securities designated as
            available for sale                                -         (19)
                                                           ------    ------
                Total deferred tax liabilities               (105)     (111)
                                                           ------    ------

                Net deferred tax asset                       $122      $129
                                                           ------    ------
                                                           ------    ------

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1996, 1995 and 1994


NOTE H - FEDERAL INCOME TAXES (continued)

   The Association is allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 1996 include approximately $1.2 million for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was $400,000 at June 30, 1996.


NOTE I - LOAN COMMITMENTS

   The Association is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Association's involvement in such financial instruments.

   The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Association uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

   At June 30, 1996, the Association had outstanding commitments of approximately $7.6 million to originate loans. Additionally, the Association was obligated under unused lines of credit totaling $213,000. In the opinion of management all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 1996, and will be funded from normal cash flow from operations.

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1996, 1995 and 1994


   NOTE J - STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL

   The Association is subject to minimum regulatory capital requirements promulgated by the Office of Thrift Supervision (OTS). Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets such as capitalized mortgage servicing rights) equal to 3.0% of adjusted total assets. A recent OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4% - 5% of adjusted total assets for substantially all savings institutions. Management anticipates no material change to the Association's present excess regulatory capital position as a result of this change in the regulatory capital requirement. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Association multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

   As of June 30, 1996, the Association's regulatory capital exceeded all minimum regulatory capital requirements as shown in the following table:

                                                                    REGULATORY CAPITAL
                                                TANGIBLE                   CORE                  RISK-BASED
                                                 CAPITAL      PERCENT     CAPITAL     PERCENT      CAPITAL      PERCENT
                                                                           (In thousands)
     Capital under generally accepted
       accounting principles                     $9,694                    $9,694                     $9,694
     Unrealized losses on securities
       designated as available for sale              10                        10                         10
     Additional capital items
       General valuation
         allowances                                 -                         -                          395
                                                -------                    ------                  ---------
     Regulatory capital computed                  9,704         10.7        9,704        10.7         10,099        20.2
     Minimum capital requirement                  1,359          1.5        2,718         3.0          4,006         8.0
                                                -------        -----       ------        ----      ---------     -------
     Regulatory capital - excess                 $8,345          9.2       $6,986         7.7         $6,093        12.2
                                                -------        -----       ------        ----      ---------     -------
                                                -------        -----       ------        ----      ---------     -------

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1996, 1995 and 1994


   NOTE J - STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL (continued)

   The deposit accounts of the Association and of other savings associations are insured by the FDIC in the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF are below the level required by law, because a significant portion of the assessments paid into the fund are used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC in the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments are required for healthy commercial banks except for a $2,000 minimum fee. A continuation of this premium disparity could have a negative competitive impact on the Association and other institutions with SAIF deposits.

   Congress is considering legislation to recapitalize the SAIF and eliminate the significant premium disparity. Currently, that recapitalization plan provides for a special assessment ranging from approximately $.69 to $.71 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. In addition, the cost of prior thrift failures would be shared by both the SAIF and the BIF. This would likely increase BIF assessments by $.02 to $.025 per $100 in deposits. SAIF assessments would initially be set at the same level as BIF assessments and could never be reduced below the level for BIF assessments. These projected assessment levels may change if commercial banks holding SAIF deposits are provided some relief from the special assessment or are allowed to transfer SAIF deposits to the BIF.

   A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 1998. However, the SAIF recapitalization legislation currently provides for an elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. As a result, the Association would be regulated as a bank under Federal laws which would subject it to the more restrictive activity limits imposed on national banks. Under separate legislation recently enacted, the Association is required to recapture, as taxable income, approximately $26,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its reserve in the future. The Association has provided deferred taxes for this amount and will be permitted to amortize the recapture of its bad debt reserve over six years.

   The Association had $70.2 million in deposits at March 31, 1995. If the special assessment level is finalized at $.71 per $100 in deposits, the Association will pay an assessment of approximately $500,000. This assessment should be tax deductible, but it will reduce earnings and capital for the quarter in which it is recorded.

   No assurances can be given that the SAIF recapitalization plan will be enacted into law or in what form it may be enacted. In addition, the Association can give no assurances that the disparity between BIF and SAIF assessments will be eliminated.

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1996, 1995 and 1994


NOTE K - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM

   During fiscal 1995, the Association's Board of Directors adopted a plan of conversion (the Plan) whereby the Association would convert to the stock form of ownership, followed by the issuance of all of the Association's outstanding stock to a newly formed holding company, Community Investors Bancorp, Inc. Pursuant to the Plan, as amended, the Association offered for sale up to 840,000 common shares to its depositors and members of the community. The stock offering was completed on February 6, 1995, culminating in the sale of 738,146 common shares and the receipt of $6.2 million of net equity capital after consideration of offering costs and shares acquired by the employee stock ownership plan.

   At the completion of the conversion to stock form, the Association established a liquidation account in an amount equal to retained earnings contained in the final offering circular. The liquidation account will be maintained for the benefit of eligible savings account holders who maintain deposit accounts in the Association after conversion.

   In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends by the Association, the existence of the liquidation account will not restrict the use or application of such retained earnings. The Association may not declare, pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would cause retained earnings to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for SAIF insured institutions.

                        COMMUNITY INVESTORS BANCORP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1996, 1995 and 1994

NOTE L - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC.

   The following condensed financial statements summarize the financial position of Community Investors Bancorp, Inc. as of June 30, 1996 and 1995, and the results of its operations for the periods then ended.

                        COMMUNITY INVESTORS BANCORP, INC.
                        STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)

     ASSETS                                                                            1996          1995
   Interest-bearing deposits in First Federal Savings and
      Loan Association of Bucyrus                                                     $  88         $  83
   Interest-bearing deposits in other financial institutions                            445           144
   Investment securities available for sale                                             709         2,658
   Loan receivable from ESOP                                                            532           556
   Investment in First Federal Savings and Loan Association of Bucyrus                9,694         8,839
   Prepaid expenses and other                                                            47            56
                                                                                    -------       -------
     Total assets                                                                   $11,515       $12,336
                                                                                    -------       -------
                                                                                    -------       -------
     LIABILITIES AND STOCKHOLDERS' EQUITY

    Other liabilities                                                                 $  29         $  40

    Stockholders' equity
      Common stock and additional paid-in capital                                    11,882        11,837
      Retained earnings                                                               1,190           422
      Shares acquired by employee benefit plan                                         (464)        -
      Less treasury shares                                                           (1,117)        -
      Unrealized gain (loss) on securities designated as available for sale,
        net of related tax effects                                                       (5)           37
                                                                                    -------       -------
            Total stockholders' equity                                               11,486        12,296
                                                                                    -------       -------
            Total liabilities and stockholders' equity                              $11,515       $12,336
                                                                                    -------       -------
                                                                                    -------       -------

                         COMMUNITY INVESTORS BANCORP, INC.
                              STATEMENTS OF EARNINGS
                               Period ended June 30,
                                  (In thousands)

                                                                                       1996          1995

   Revenue
     Interest income                                                                 $  200         $  89
     Equity in earnings of First Federal Savings and Loan
        Association of Bucyrus                                                          855           373
                                                                                    -------       -------
             Total revenue                                                            1,055           462
   General and administrative expenses                                                  151            14
                                                                                    -------       -------
             Earnings before income taxes                                               904           448
   Federal income taxes                                                                  18            26
                                                                                    -------       -------
             NET EARNINGS                                                            $  886        $  422
                                                                                    -------       -------
                                                                                    -------       -------

                       COMMUNITY INVESTORS BANCORP, INC.

                         June 30, 1996, 1995 and 1994


NOTE L - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC. (continued)

                      Community Investors Bancorp, Inc.
                          STATEMENTS OF CASH FLOWS
                            Period ended June 30,
                              (In thousands)

                                                                                       1996          1995
     Cash flows provided by (used in) operating activities:
       Net earnings for the period                                                   $  886        $  422
       Adjustments to reconcile net earnings to net cash
       provided by (used in) operating activities:
         Undistributed earnings of consolidated subsidiary                             (855)         (373)
         Amortization of expense related to employee
           benefit plans                                                                 45           -
         Increases (decreases) in cash due to changes in:
         Prepaid expenses and other assets                                               23           (62)
         Other liabilities                                                              (11)           61
         Other                                                                          (24)            2
                                                                                     ------         -----
             Cash provided by operating activities                                       64            50

     Cash flows provided by (used in) investing activities:
       Purchase of securities available for sale                                       -           (2,615)
       Maturities of investment securities                                            1,917           -
       Investment in subsidiary                                                        -           (3,403)
                                                                                     ------       -------
             Net cash provided by (used in) investing activities                      1,917        (6,018)

     Cash flows provided by (used in) financing activities:
       Proceeds from issuance of common stock                                          -            6,195
       Repayments on ESOP loan                                                           24           -
       Dividends on common stock                                                       (118)          -
       Purchase of shares for management recognition plans                             (464)          -
       Purchase of treasury stock                                                    (1,117)          -
                                                                                    -------        ------
        Net cash provided by (used in) financing activities                          (1,675)        6,195
                                                                                    -------        ------
     Net increase in cash and cash equivalents                                          306           227

     Cash and cash equivalents at beginning of year                                     227           -
                                                                                    -------       -------
     Cash and cash equivalents at end of year                                        $  533        $  227
                                                                                    -------       -------
                                                                                    -------       -------

BOARD OF DIRECTORS                        GENERAL COUNSEL
John W. Kennedy                           Cory and Cory
PRESIDENT AND CHIEF EXECUTIVE             221 S. Poplar Street
  OFFICER OF FIRST FEDERAL                Bucyrus, Ohio  44820
  SAVINGS & LOAN ASSOCIATION

Dale C. Hoyles                            SPECIAL LEGAL COUNSEL
CHAIRMAN OF THE BOARD, RETIRED            Elias, Matz, Tiernan & Herrick LLP
  SENIOR VICE PRESIDENT/TREASURER         734 15th Street, N.W., 12th Floor
  OF CENTURION FINANCIAL                  Washington, DC  20005

                                          TRANSFER AGENT AND REGISTRAR
David M. Auck                             Registrar & Transfer Company
VICE CHAIRMAN OF THE BOARD                10 Commerce Drive
  CO-OWNER AUCK DOSTAL AGENCY             Cranford, NJ  07016

Richard L. Cory                           INDEPENDENT AUDITORS
ATTORNEY AT LAW - CORY AND CORY           Grant Thornton LLP
                                          Suite 900
Philip E. Harris                          625 Eden Park Drive
PLANT MANAGER, DISTRIBUTION               Cincinnati, Ohio  45202
  CENTER - THE TIMKEN COMPANY
                                          INVESTMENT BANKER & FINANCIAL ADVISOR
D. Brent Fissel                           Charles Webb & Company
DENTIST                                   211 Bradenton
                                          Dublin, Ohio  43017

Thomas P. Moore                           MAJOR MARKET MAKERS
PRESIDENT AND GENERAL MANAGER -           The Ohio Company
  BROKENSWORD BROADCASTING CO.            McDonald & Company Sec., Inc.
                                          Friedman, Billings, Ramsey & Company
HONORARY DIRECTORS
John T. Bridges
RETIRED PLANT MANAGER -
  GENERAL ELECTRIC COMPANY

Herbert Kraft
FARMER AND RETIRED SALESMAN -
  MOORMAN FEED SALES

EXECUTIVE OFFICERS
John W. Kennedy
PRESIDENT AND CHIEF EXECUTIVE
  OFFICER

Brian R. Buckley
VICE PRESIDENT AND TREASURER

ASSISTANT VICE PRESIDENTS
Jane A. Cremeans
Timothy G. Heydinger
Kimberly B. Roe

                         ANNUAL REPORT ON FORM 10-KSB

A copy of Community Investors Bancorp, Inc.'s Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, is available without charge to stockholders of record by writing to:

                                Brian R. Buckley
                          Vice President and Treasurer
                        Community Investors Bancorp, Inc.
                                  P.O. Box 749
                             119 S. Sandusky Avenue
                              Bucyrus, Ohio  44820


                          BRANCH ADDRESSES AND MANAGERS

                                   Main Office
                                  P.O. Box 749
                             119 S. Sandusky Avenue
                              Bucyrus, Ohio  44820

South Branch - DIEANN FROST                  New Washington - SHARON CARMAN
Sandusky Avenue & Marion Road                115 S. Kibler Street
Bucyrus, Ohio  44820                         New Washington, Ohio  44854


                              STOCKHOLDER SERVICES

Registrar and Transfer serves as primary transfer agent and as dividend disbursing agent for Community Inventors Bancorp, Inc. shares.
Communications regarding changes of address, transfer of shares, lost certificates and dividends should be sent to:

                          Registrar and Transfer Company
                                 10 Commerce Drive
                                Cranford, NJ  07016

                                 1 (800) 525-7686

                                     [LOGO]

                                  P.O. BOX 749
                            119 S. Sandusky Avenue
                              Bucyrus, Ohio 44820