Form 10-K, Exhibit 13
period 1997-06-30
COMMUNITY INVESTORS BANCORP INC
filed 1997-09-29
CIK 930277

                                                                  EXHIBIT 13


                                      1997

                                     ANNUAL
                                     REPORT

COMMUNITY INVESTORS BANCORP, INC.  [CiBi LOGO]

                                TABLE OF CONTENTS

President's Letter to Stockholders............................................2

The Business of Community Investors Bancorp, Inc. and Subsidiary..............3

Market for Common Stock.......................................................4

Selected Consolidated Financial Data..........................................5

Management's Discussion and Analysis of Financial Condition
  and Results of Operations...................................................7

Comparison of Results of Operations for Fiscal Years Ended
  June 30, 1997 and 1996......................................................9

Comparison of Results of Operations for Fiscal Years Ended
  June 30, 1996 and 1995.....................................................10

Average Yield Analysis.......................................................13

Rate/Volume Table............................................................14

Asset and Liability Management...............................................15

Liquidity and Capital Resources..............................................17

Impact of Inflation and Changing Prices......................................18

Impact of Recent Accounting Pronouncements...................................18

Report of Independent Certified Public Accountants...........................20

Consolidated Financial Statements............................................21

Directors and Officers.......................................................50

Stockholder Services.........................................................51

                  [COMMUNITY INVESTORS BANCORP, INC. LETTERHEAD]


Dear Stockholder:

We are very pleased to present Community Investors Bancorp, Inc.'s (CIBI) Annual Report to Stockholders for the fiscal year ending June 30, 1997.

Our results of operations in fiscal 1997 reflected another year of solid performance. The costly resolution of the BIF/SAIF deposit insurance crisis stood as the sole impediment to your Corporation reporting a third consecutive year of record earnings. Adjusting for this one-time $304,000 after-tax charge, CIBI would have earned $893,000, or $1.00 per share in fiscal 1997. While we were not enamored with the short-term cost of the deposit insurance dilemma, we believe the attendant reduction in deposit insurance costs will be just one of the future profit improvement opportunities that we wish to share with you.

Specifically, the Bucyrus economy is entering a period of unprecedented growth. During fiscal 1997, two manufacturing facilities commenced operations adding approximately 400 jobs to the local economy. A third company which will employ about 200 has broken ground for a new facility. Two of these companies are suppliers to Honda America. There are also several new retail facilities being built in our community.

Your Corporation's management has been, and will continue to be, an integral part of every aspect of this economic expansion. Loan production during fiscal 1997 resulted in unprecedented growth of $10.2 million in the loan portfolio. The growth in the portfolio is indicative of the strength of our market share in Crawford County. On the deposit side, we posted respectable growth of $3.0 million, or 4.3%. The results of our marketing efforts were also evident in a 21.7% increase in other operating income, reflecting expansion of our product lines through the installation of an ATM in fiscal 1996.

Our accomplishments and future prospects have not gone unnoticed by the investment community. The 97.5% increase in our stock price over the last twenty-eight months (41.8% annualized rate of return) lead us to believe that we are moving in the right direction. Our share price has been buoyed by effective management of a stock buyback program that has culminated in the repurchase of 177,800 shares at costs that have been immediately beneficial to your book value per share and earnings per share. Additionally, we have received favorable movement in our stock price as a result of the 3-for-2 stock split that was declared in fiscal 1997.

In conclusion, your Board and management remain committed to maximizing the value of your investment by exploiting our niche as an independent community-based provider of financial services. As always, we are appreciative for your support in pursuit of our goals over the past year.

Very truly yours,

/s/ DALE C. HOYLES

Dale C. Hoyles
Chairman


/s/ JOHN W. KENNEDY

John W. Kennedy
President and Chief Executive Officer

          BUSINESS OF COMMUNITY INVESTORS BANCORP, INC. AND SUBSIDIARY


GENERAL

Community Investors Bancorp, Inc. (the "Corporation") was organized in fiscal 1995 at the direction of the Board of Directors of First Federal Savings and Loan Association of Bucyrus (the "Association") for the purpose of acquiring all of the common stock to be issued by the Association upon its conversion from a federally-chartered mutual savings and loan to a federally-chartered stock association (the "Conversion"). Since completion of the Conversion on February 6, 1995, the Corporation has conducted business as a unitary savings and loan holding company. At June 30, 1997, the Corporation had $92.3 million of total assets, $81.2 million of total liabilities, including $72.9 million of deposits, and $11.1 million of stockholders' equity.

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

As a savings and loan holding company, the Corporation is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings association chartered under the laws of the United States, the Association is subject to regulation, supervision and examination by the OTS and the Federal Deposit Insurance Corporation (the "FDIC"). The Association is also a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati.

LENDING ACTIVITIES

A savings association generally may not make loans to one borrower and related entities in an amount which exceeds 15% of its unimpaired capital and surplus, although loans in an amount equal to an additional 10% of unimpaired capital and surplus may be made to a borrower if the loans are fully secured by readily marketable securities. At June 30, 1997, the Association's limit on loans-to-one borrower was approximately $1.6 million and its five largest loans or groups of loans-to-one borrower, including related entities, aggregated $705,000, $605,000, $325,000, $294,000, and $283,000. All of these loans or groups of loans were performing in accordance with contractual terms at June 30, 1997.

                             MARKET FOR COMMON STOCK


Shares of common stock of Community Investors Bancorp, Inc. are traded nationally under the symbol "CIBI" on the Nasdaq SmallCap Market System ("Nasdaq"). At September 9, 1997, the Corporation had 916,371 shares of common stock outstanding and 445 stockholders of record.

The following tables set forth the reported high and low sale prices of a share of the Corporation's common stock as reported by Nasdaq (the common stock traded at prices ranging from $7.00 - $9.00 during fiscal 1995) and cash dividends paid per share of common stock during the periods indicated. All share prices and dividends per share have been adjusted for a 3-for-2 stock split effected during fiscal 1997.

                          FISCAL YEAR ENDED JUNE 30, 1997

QUARTER ENDED              HIGH                 LOW                  DIVIDEND
September 30, 1996         $11.00               $10.00               $.067
December 31, 1996           12.17                10.67                .067
March 31, 1997              12.17                10.33                .067
June 30, 1997               13.17                12.50                .067

                          FISCAL YEAR ENDED JUNE 30, 1996

QUARTER ENDED              HIGH                  LOW                 DIVIDEND
September 30, 1995         $11.17                $9.83               $.027
December 31, 1995           11.00                 9.83                .027
March 31, 1996              10.33                 9.67                .027
June 30, 1996               10.67                 9.83                .027

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

                                                                AT JUNE 30,
SELECTED CONSOLIDATED FINANCIAL
  CONDITION DATA:                          1997         1996        1995         1994         1993
                                                               (In thousands)
Total assets                            $92,304      $91,787     $84,741      $75,915      $74,379
Cash and cash equivalents                 2,410        1,909       1,077        1,162        1,297
Securities:
  Available-for-sale                      1,498        6,201       3,840        1,210        -
  Held-to-maturity                        9,990       15,674      18,326       15,188       17,314
Loans receivable - net                   76,446       66,255      59,872       56,747       54,433
Deposits                                 72,911       69,911      70,464       68,743       67,582
Federal Home Loan Bank advances           7,810        9,884       1,515        1,591        1,764
Stockholders' equity, restricted (1)     11,113       11,486      12,296        5,262        4,578


                                                                  YEAR ENDED JUNE 30,
SELECTED CONSOLIDATED OPERATING DATA:      1997         1996        1995         1994         1993
                                                 (In  thousands, except share data)

Total interest income                    $7,288       $6,770      $6,061       $5,538       $5,743
Total interest expense                    4,069        3,626       3,385        3,000        3,382
                                         ------       ------      ------       ------       ------
Net interest income                       3,219        3,144       2,676        2,538        2,361
Provision for losses on loans               142          159         160          176           57
                                         ------       ------      ------       ------       ------
Net interest income after provision
  for losses on loans                     3,077        2,985       2,516        2,362        2,304

Other income                                140          164         131          111          141
SAIF recapitalization assessment            458          -           -            -            -
General, administrative and other
  expense                                 1,862        1,805       1,511        1,436        1,348
                                         ------       ------      ------       ------       ------
Earnings before income taxes                897        1,344       1,136        1,037        1,097

Federal income taxes                        308          458         384          339          365
                                         ------       ------      ------       ------       ------
Net earnings                             $  589       $  886      $  752       $  698       $  732
                                         ======       ======      ======       ======       ======
Earnings per share (2)                     $.66         $.88         $.41         N/A          N/A
                                         ======       ======      ======       ======       ======


(1)      Consisted solely of retained earnings at June 30, 1994 and 1993.

(2) Earnings per share for fiscal 1995 is based on the weighted-average number of shares outstanding (as adjusted) and net earnings since February 6, 1995, the date of the conversion to the stock form of ownership. Earnings per share for the years ended June 30, 1996 and 1995 have been restated to give effect to the 3-for-2 stock split effected during fiscal 1997.

                                                              AT OR FOR THE YEAR ENDED JUNE 30,
SELECTED FINANCIAL RATIOS AND
  OTHER DATA:  (1)                               1997         1996        1995        1994          1993

Return on average assets (4)                       .62%       1.05%        .94%        .92%           .99%
Return on average equity (4)                      5.21        7.44       10.24       14.17          17.31
Average equity to average assets (2)             11.97       14.06        9.16        6.50           5.74
Interest rate spread (2)                          3.07        3.02        3.12        3.26           3.15
Net interest margin (2)                           3.53        3.73        3.44        3.44           3.32
Non-performing assets and troubled debt
  restructuring to total assets at end
  of period (3)                                    .63         .78         .56         .88           1.44
Non-performing loans and troubled debt
  restructuring to total loans (3)                 .65         .94         .60         .93           1.90
Average interest-earning assets to average
  interest-bearing liabilities                  110.40      116.57      107.42      104.28         103.68
Net interest income after provision for loan
  losses and other income to total general,
  administrative and other expense (4)          132.63      174.46      175.18      172.21         181.38
General, administrative and other expense to
  average total assets (4)                        2.46        2.13        1.88        1.90           1.83
Book value per share (5)                        $12.04      $11.49      $11.11         N/A            N/A


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

(3) Non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more, and non-performing assets consist of non-performing loans and real estate, mobile homes and other assets acquired by foreclosure or deed-in-lieu thereof.

(4) Before consideration of the SAIF recapitalization assessment the ratios set forth below would have been as follows:

        Return on average assets                          .95%
        Return on average equity                         7.90
        Net interest income after provision for
          loan losses and other income to total
          general, administrative and other expense    165.25
        General, administrative and other expense
          to average total assets                        1.97

(5)   Adjusted to give effect to 3-for-2 stock split.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The principal asset of Community Investors Bancorp, Inc. (the "Corporation") is its ownership of First Federal Savings and Loan Association of Bucyrus (the "Association"). Accordingly, the Corporation's results of operations are primarily dependent upon the results of operations of the Association. The Association conducts a general banking business that consists of attracting deposits from the general public and using those funds to originate loans for primarily residential and consumer purposes.

The Association's profitability depends primarily on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans, investments and mortgage-backed securities) less the interest expense incurred on interest-bearing liabilities (i.e., deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates paid on these balances.

Additionally, and to a lesser extent, the Association's profitability is affected by such factors as the level of non-interest income and expenses, the provision for losses on loans, and the effective tax rate. Non-interest income consists primarily of service charges and other fees. Non-interest expenses consist of compensation and benefits, occupancy-related expenses, FDIC deposit insurance premiums and other operating expenses.

Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Corporation for the fiscal years ended June 30, 1997 and 1996. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere in this report.

Forward-Looking Statements

In the following pages, management presents an analysis of the Corporation's financial condition as of June 30, 1997, and the results of operations for the year ended June 30, 1997 as compared to prior periods. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertanties. Economic circumstances, the Corporation's operations and the Corporation's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Corporation's general market area.

Without limiting the foregoing, some of the forward-looking statements include the following:

        Management's establishment of an allowance for loan losses and its statements regarding the adequacy of such allowance for loan losses.

        Management's opinions as to the financial statement effect of recent accounting pronouncements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Financial Condition Changes from June 30, 1996 to June 30, 1997

The Corporation's total assets amounted to $92.3 million as of June 30, 1997, an increase of $517,000, or 0.6%, over the $91.8 million total at June 30, 1996. The increase in assets was funded primarily through growth in deposits of $3.0 million, which was partially offset by a decline in advances from the Federal Home Loan Bank of $2.1 million and a reduction in stockholders' equity of $373,000.

Cash and cash equivalents and investment securities totaled $12.2 million at June 30, 1997, a decrease of $8.8 million, or 4.2%, from 1996 levels. The decrease resulted from scheduled maturities and calls of $10.3 million, which were partially offset by the purchase of a six year term Federal National Mortgage Association note totaling $1.0 million and yielding 7.30%. The overall decline in such liquid assets resulted from management's efforts to grow the loan portfolio in an effort to enhance yields.

Mortgage-backed securities declined by $1.1 million, or 37.8%, during fiscal 1997, as net proceeds from principal repayments were redeployed to partially fund growth in the loan portfolio.

Loans receivable totaled $76.4 million at June 30, 1997, an increase of $10.2 million, or 15.4%, over June 30, 1996 levels. Loan disbursements during fiscal 1997 totaled $26.8 million, which were partially offset by principal repayments of $16.5 million. Loan disbursements during fiscal 1997 exceeded those of fiscal 1996 by $9.9 million, or 58.8%. Growth in the loan portfolio was comprised primarily of loans secured by one-to-four family real estate, which increased by $10.2 million during fiscal 1997.

At June 30, 1997, the Corporation's allowance for loan losses totaled $478,000, which represented .61% of total loans and 94.1% of nonperforming loans. The allowance totaled $459,000 at June 30, 1996, which represented .68% of total loans and 72.2% of nonperforming loans at that date. Nonperforming loans totaled $508,000 and $636,000 at June 30, 1997 and 1996, respectively, which represented
 .65% and .94% of total loans at those respective dates. Although management believes that its allowance for loan losses at June 30, 1997 was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's results of operations.

Deposits totaled $72.9 million at June 30, 1997, an increase of $3.0 million, or 4.3%, over the $69.9 million total reported at June 30, 1996. Growth in deposits resulted primarily from management's continuing efforts sustain the Corporation's five year growth trend through a combination of marketing and pricing strategies. Such deposit growth consisted of $2.0 million in transaction accounts and $1.0 million in certificates of deposit.

Advances from the Federal Home Loan Bank decreased by $2.1 million, to a total of $7.8 million, as repayments of $25.1 million exceeded proceeds from advances of $23.1 million during the fiscal year.

Stockholders' equity totaled $11.1 million at June 30, 1997, a decrease of $373,000, or 3.2%, from June 30, 1996 levels. The decrease resulted primarily from repurchases of 69,950 (split-adjusted) shares of treasury stock at an aggregate price of $854,000, coupled with dividend payments on common stock totaling $239,000, which were partially offset by net earnings of $589,000.

                       COMPARISON OF RESULTS OF OPERATIONS
                FOR THE FISCAL YEARS ENDED JUNE 30, 1997 AND 1996

General

Net earnings for the fiscal year ended June 30, 1997 totaled $589,000, a decrease of $297,000, or 33.5%, from the $886,000 in net earnings recorded in 1996. The decrease in earnings was primarily attributable to the one-time $458,000, or $304,000 after-tax assessment imposed on the Association as part of legislation to recapitalize the Savings Association Insurance Fund ("SAIF"). This decrease was partially offset by an increase of $75,000, or 2.4%, in net interest income and a decrease in the provision for loan losses of $17,000. As a result of the decrease in net earnings before taxes, total federal income tax expense decreased by $150,000.

Absent the one-time SAIF assessment, net earnings for the fiscal year ended June 30, 1997, would have been $893,000, representing an increase in net earnings of $7,000, or 0.8%, over the fiscal year ended June 30, 1996.

Net Interest Income

Total interest income for the year ended June 30, 1997, amounted to $7.3 million, an increase of $518,000, or 7.7%, over the $6.8 million recorded in fiscal 1996. Interest income on loans increased by $564,000, or 10.5%, to a total of $5.9 million in fiscal 1997. The increase resulted primarily from a $9.7 million, or 15.6%, increase in the average balance outstanding, partially offset by a 39 basis point decrease in yield, to 8.28% in 1997. Interest income on investment and mortgage-backed securities and interest-bearing deposits decreased by $46,000, or 3.3%, due primarily to a $2.8 million decrease in the average outstanding balance, partially offset by a 65 basis point increase in yield, to 6.92% in 1997 from 6.27% in 1996.

Total interest expense for the fiscal year ended June 30, 1997 amounted to $4.1 million, an increase of $443,000, or 12.2%, over the $3.6 million recorded in fiscal 1996. Interest expense on deposits decreased by $199,000, or 5.7%, to a total of $3.3 million in fiscal 1997. This decrease resulted primarily from a 34 basis point decrease in the average cost of funds, from 4.98% in 1996 to 4.64% in 1997, which was partially offset by a $920,000 increase in the average outstanding balance year-to-year. Interest expense on borrowings increased by $642,000, or 497.7%, due primarily to a $9.4 million increase in the average balance outstanding coupled with a 60 basis point increase in average cost of borrowings year-to-year.

As a result of the foregoing changes in interest income and expense, net interest income increased by $75,000, or 2.4%, to a total of $3.2 million for the fiscal year ended June 30, 1997, as compared to $3.1 million for fiscal 1996. The interest rate spread increased by 5 basis points, from 3.02% in 1996 to 3.07% in 1997, while the net interest margin declined by 20 basis points, from 3.73% in 1996 to 3.53% in fiscal 1997.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings in an amount necessary to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Association, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Association's market area, and other factors related to the collectibility of the Association's loan portfolio. The provision for losses on loans totaled $142,000 for the fiscal year ended June 30, 1997, a decrease of $17,000, or 10.7%, from the amount recorded in fiscal 1996. There can be no assurance that the loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

                       COMPARISON OF RESULTS OF OPERATIONS
          FOR THE FISCAL YEARS ENDED JUNE 30, 1997 AND 1996 (CONTINUED)

Other Income

Other income totaled $140,000 for the fiscal year ended June 30, 1997, a $24,000, or 14.6%, decrease from the $164,000 recorded in fiscal 1996. The decrease was due primarily to the existence of gains on sale of investment securities designated as available for sale of $59,000 during the 1996 fiscal period with no similar gains recorded during the 1997 period, which was partially offset by an increase of $25,000, or 21.7%, in other operating income.

General, Administrative and Other Expense

General, administrative and other expense totaled $2.3 million for the fiscal year ended June 30, 1997, an increase of $515,000, or 28.5%, over the $1.8 million recorded in fiscal 1996. The increase was due primarily to a $392,000 increase in federal deposit insurance premiums as a result of the one-time SAIF assessment. Excluding the SAIF charge of $458,000, general administrative and other expenses increased by $81,000, or 4.5%. The increase in other expenses resulted primarily from a $112,000, or 15.4%, increase in employee compensation and benefits, a $22,000, or 21.0%, increase in occupancy and equipment and a $42,000, or 36.5%, increase in franchise taxes, which were partially offset by a $74,000, or 15.0%, decrease in other operating expense. The increase in employee compensation and benefits resulted from key employee additions and general merit increases. The increase in occupancy and equipment resulted primarily from increased expenses associated with additions and renovations to office space to accommodate growth.

Federal Income Taxes

The provision for federal income taxes amounted to $308,000 for the fiscal year ended June 30, 1997, a decrease of $150,000, or 32.8%, from the $458,000 provision recorded in fiscal 1996. The decrease resulted primarily from a $447,000, or 33.3%, decrease in earnings before taxes. The effective tax rates were 34.3% and 34.1% for the fiscal years ended June 30, 1997 and 1996, respectively.

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

Provision for Losses on Loans

The Corporation's provision for losses on loans totaled $159,000 for the fiscal year ended June 30, 1996, a decrease of $1,000, or .6%, from the amount recorded in fiscal 1995. Such provisions reflected management's assessment of the adequacy of the allowance for loan losses after examining the risks inherent in the loan portfolio. Such provisions also reflected the net loan charge-offs of $99,000 and $154,000 during fiscal 1996 and 1995, respectively.

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

                       COMPARISON OF RESULTS OF OPERATIONS
          FOR THE FISCAL YEARS ENDED JUNE 30, 1996 AND 1995 (CONTINUED)

General, Administrative and Other Expense

General, administrative and other expense totaled $1.8 million for the fiscal year ended June 30, 1996, an increase of $294,000, or 19.5%, over the $1.5 million recorded in fiscal 1995. The increase resulted primarily from a $100,000, or 15.9%, increase in employee compensation and benefits, a $43,000, or 59.7%, increase in franchise taxes and a $127,000, or 34.7%, increase in other operating expense. The increase in employee compensation and benefits resulted primarily from expense related to stock benefit plans and normal merit salary increases, which were partially offset by an increase in deferred loan origination costs attendant to increased loan origination volume year-to-year. The increase in franchise taxes was due to the increase in stockholders' equity over the period, while the increase in other operating expense related primarily to the professional and printing costs related to the public reporting requirements for registrants reporting to the SEC.

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

                             AVERAGE YIELD ANALYSIS

The following average balance sheet table sets forth for the periods indicated, information on the Corporation regarding: (i) the total dollar amounts of interest income on interest-earning assets and the resulting average yields;
(ii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (iii) net interest income; (iv) interest rate spread; (v) net interest-earning assets; (vi) the net interest margin; and (viii) the ratio of total interest-earning assets to total interest-bearing liabilities. Additional interest income that would have been recognized had non-accruing loans performed in accordance with original terms has not been included in the table. Interest income from non-accruing loans is a component of interest income in the period received. The loan is returned to accruing status upon payment of all delinquent interest. Information is based on average monthly balances during the period presented.


                                                                                 YEAR ENDED JUNE 30,

                                                                               1997                                     1996
                                                                AVERAGE    INTEREST                      AVERAGE     INTEREST
                                                            OUTSTANDING     EARNED/         YIELD/   OUTSTANDING      EARNED/
                                                                BALANCE        PAID         RATE         BALANCE         PAID

Interest-earning assets:
  Loans receivable                                              $71,710      $5,940          8.28%       $62,012       $5,376
  Investment securities                                          18,598       1,314          7.07         20,370        1,313
  Other interest-earning assets (1)                                 890          34          3.82          1,871           81
                                                                -------      ------          ----        -------       ------
        Total interest-earning assets                            91,198       7,288          7.99         84,253        6,770

Non-interest-earning assets                                       3,227                                      419
                                                                -------                                  -------
        Total assets                                            $94,425                                  $84,672
                                                                =======                                  =======

Interest-bearing liabilities:
  Deposits                                                      $71,071       3,298          4.64        $70,151        3,497
  FHLB advances                                                  11,537         771          6.68          2,123          129
                                                                -------      ------        ------        -------       ------
        Total interest-bearing liabilities                       82,608       4,069          4.93         72,274        3,626
                                                                -------      ------        ------        -------       ------

Non-interest-bearing liabilities                                    517                                      495
                                                                -------                                  -------

        Total liabilities                                        83,125                                   72,769

Stockholders' equity                                             11,300                                   11,903
                                                                -------                                  -------
        Total liabilities and stockholders' equity              $94,425                                  $84,672
                                                                =======                                  =======
Net interest income/interest rate spread                                     $3,219          3.07%                     $3,144
                                                                             ======        ======                      ======
Net interest margin (2)                                                                      3.53%
                                                                                           ======
Ratio of interest-earning assets to interest-bearing liabilities                           110.40%
                                                                                           ======

                                                                            YEAR ENDED JUNE 30,

                                                                     1996                       1995
                                                                                  AVERAGE     INTEREST
                                                                     YIELD/   OUTSTANDING      EARNED/        YIELD/
                                                                     RATE         BALANCE         PAID        RATE

Interest-earning assets:
  Loans receivable                                                    8.67%       $57,828       $4,742         8.20%
  Investment securities                                               6.45         19,710        1,309         6.64
  Other interest-earning assets (1)                                   4.33            301           10         3.32
                                                                    ------        -------       ------       ------
        Total interest-earning assets                                 8.04         77,839        6,061         7.79

Non-interest-earning assets                                                         2,331
                                                                                  -------
        Total assets                                                              $80,170
                                                                                  =======

Interest-bearing liabilities:
  Deposits                                                            4.98        $70,896        3,281         4.63
  FHLB advances                                                       6.08          1,563          104         6.65
                                                                    ------        -------       ------       ------
        Total interest-bearing liabilities                            5.02         72,459        3,385         4.67
                                                                    ------        -------       ------       ------

Non-interest-bearing liabilities                                                      370
                                                                                  -------

        Total liabilities                                                          72,829

Stockholders' equity                                                                7,341
                                                                                  -------
        Total liabilities and stockholders' equity                                $80,170
                                                                                  =======
Net interest income/interest rate spread                              3.02%                     $2,676         3.12%
                                                                    ======                      ======       ======
Net interest margin (2)                                               3.73%                                    3.44%
                                                                    ======                                   ======
Ratio of interest-earning assets to interest-bearing liabilities    116.57%                                  107.42%
                                                                    ======                                   ======

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

                                                             YEAR ENDED JUNE 30,
                                                   1997 VS. 1996                      1996 VS. 1995
                                                 INCREASE                        INCREASE
                                                (DECREASE)            TOTAL     (DECREASE)              TOTAL
                                                  DUE TO          INCREASE/        DUE TO            INCREASE/
                                             RATE     VOLUME     (DECREASE)    RATE     VOLUME     (DECREASE)

                                                                        (In thousands)

Interest-earning assets:

  Loans                                     $(229)      $793          $564     $281       $353          $634
  Investment securities                       127       (126)            1      (37)        41             4
  Interest-earning deposits and other          (8)       (39)          (47)      15         56            71
                                            ------      ----          ----     ----       ----          ----
      Total interest-earning  assets         (110)       628           518      259        450           709

Interest-bearing liabilities:

  Deposits                                   (237)        38          (199)     255        (39)          216
  Advances from Federal Home Loan Bank         28        614           642       (7)        32            25
                                             -----       ---           ---    -----       ----          ----
      Total interest-bearing liabilities    $(209)      $652           443     $248     $   (7)          241
                                             ====        ===           ---      ===      =====           ---

Increase in net interest income                                      $  75                              $468
                                                                      ====                               ===

                         ASSET AND LIABILITY MANAGEMENT

The lending activities of savings institutions have historically emphasized long-term loans secured by single-family residences, and the primary source of funds of such institutions has been deposits. The deposit accounts of savings institutions generally bear interest rates that reflect market rates and largely mature or are subject to repricing within a short period of time. This factor, in combination with substantial investments in long-term, fixed-rate loans, has historically caused the income earned by savings institutions on their loan portfolios to adjust more slowly to changes in interest rates than their cost of funds.

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

Although the Corporation emphasizes the origination of single-family residential ARMs, originations of such loans have been difficult due to the preference of the Corporation's customers for fixed-rate residential mortgage loans in the low interest rate environment that has prevailed for the past five years. Despite this preference for fixed-rate originations, as a consequence of management's continuing efforts, $43.2 million, or 69.0%, of the Corporation's portfolio of one-to-four family residential mortgage loans consisted of ARMs at June 30, 1997. In addition, at June 30, 1997, another $5.5 million, or 7.0%, of the Corporation's total loan portfolio consisted of other types of loans with adjustable interest rates.

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

First Federal's interest rate spread is the principal determinant of American's income. The interest rate spread, and therefore net interest income, can vary considerably over time because asset and liability repricing do not coincide. Moreover, the long-term and cumulative effect of interest rate changes can be substantial. Interest rate risk is defined as the sensitivity of an institution's earnings and net asset values to changes in interest rates. The management and Board of Directors attempt to manage First Federal's exposure to interest rate risk in a manner to maintain the projected four-quarter percentage change in net interest income and the projected change in the market value of portfolio equity within limits established by the Board of Directors, assuming a permanent and instantaneous parallel shift in interest rates.

First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As a part of its effort to monitor its interest rate risk, First Federal reviews the reports of the OTS which set forth the application of the "net portfolio value" ("NPV") methodology adopted by the OTS as part of its final rules related to revisions in the risk-based capital regulations. Although First Federal is not currently subject to the NPV regulation, the application of the NPV methodology may illustrate First Federal's interest rate risk.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. If the NPV would decrease more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates, the institution must deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital.

At June 30, 1997, 2% of the present value of First Federal's assets was approximately $1.8 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $1.5 million at June 30, 1997, First Federal would have been required to deduct $150,000 (50% of the $300,000 difference) from its capital in determining whether First Federal met its risk-based capital requirement. Regardless of such reduction, however, First Federal's risk-based capital at June 30, 1997, would still have exceeded the regulatory requirement by approximately $6.7 million.

The table below shows the increase and decrease of NPV under different interest rate scenarios at June 30, 1997.

                                            ESTIMATED
CHANGE IN                                    NPV AS A
INTEREST RATES            ESTIMATED        PERCENTAGE             AMOUNT
(BASIS POINTS)                  NPV         OF ASSETS          OF CHANGE           PERCENT

+400                       $  6,828            7.88%             $(4,194)            (38)%
+300                          8,251            9.32               (2,771)            (25)
+200                          9,476           10.50               (1,546)            (14)
+100                         10,325           11.28                 (697)             (6)
  -                          11,022           11.89                   -                -
-100                         11,553           12.32                  530               5
-200                         11,890           12.57                  867               8
-300                         12,550           13.10                1,528              12
-400                         13,485           13.86                2,463              22

In the event that interest rates should rise from recent levels, First Federal's net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect First Federal's earnings due to diminished loan demand.

                         LIQUIDITY AND CAPITAL RESOURCES

The Corporation's primary sources of funds are deposits, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities and funds provided by operations. While scheduled loan and investment securities repayments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the movement of interest rates in general, economic conditions and competition. The Corporation manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable. In addition, the Corporation invests excess funds in FHLB overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Corporation has been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Association may borrow from the FHLB of Cincinnati and has access to the Federal Reserve Bank discount window. The Association has borrowed from the FHLB of Cincinnati as part of its asset/liability management strategy to match payments on the advances to the stream of income from its recently originated fixed rate one-to-four family residential loan portfolio. As of June 30, 1997, the Association had $7.8 million of advances outstanding.

Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as FHLB of Cincinnati overnight deposits. On a longer term basis, the Corporation maintains a strategy of investing in various investment securities and lending products. At June 30, 1997, the total approved mortgage-loan commitments outstanding amounted to $785,000. At the same date, the Corporation had maximum exposure for loan commitments under unfunded loans and unused lines of credit totaling $2.0 million.

During fiscal 1997, the Corporation had positive cash flows from operating activities, and negative cash flows from investing and financing activities which resulted in a net increase in cash and cash equivalents for the year totaling $501,000.

During fiscal 1996, the Corporation had positive cash flows from operating activities and financing activities and negative cash flows from investing activities which resulted in a net increase in cash and cash equivalents for the year totaling $832,000.

Operating activities provided cash as net interest income exceeded general and administrative expenses. Investing activities used cash primarily as a result of loan originations and purchases of investment securities exceeding principal repayments. Cash flows from financing activities decreased during fiscal 1997 primarily due to the repayments of Federal Home Loan Bank Advances, and increased during fiscal 1996 due to increases in the balance of deposits and borrowings in fiscal 1996.

The Association is required by the Office of Thrift Supervision ("OTS") to maintain average daily balances of liquid assets and short-term liquid assets (as defined) in amounts equal to 5% and 1%, respectively, of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows. The Association's average monthly liquidity ratio and short-term liquid assets ratio at June 30, 1997 was 16.1%.

                     IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and notes thereto included herein have been prepared in accordance with generally accepted accounting principles, which require the Corporation to measure financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation.

In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the rate of inflation. While interest rates are greatly influenced by changes in the inflation rate, they do not change at the same rate or in the same magnitude as the inflation rate. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as on changes in monetary and fiscal policies.

                   IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In October 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", establishing financial accounting and reporting standards for stock-based compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management has determined that the Corporation will continue to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25, and therefore the disclosure provisions of SFAS No. 123 will have no effect on its consolidated financial condition or results of operations.

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

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material adverse effect on the Corporation's consolidated financial position or results of operations.

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which requires companies to present basic earnings per share and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share, respectively. Basic earnings per share is computed without including potential common shares, i.e., no dilutive effect. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares, including options, warrants, convertible securities and contingent stock agreements. SFAS No. 128 is effective for periods ending after December 15, 1997. Early application is not permitted. Based upon the provisions of SFAS No. 128, the Corporation's basic and diluted earnings per share for the fiscal year ended June 30, 1997, would have been $.66 and $.65, respectively. Basic and diluted earnings per share for the fiscal year ended June 30, 1996, would have been $.88 and $.88, respectively.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires entities presenting a complete set of financial statements to include details of comprehensive income that arise in the reporting period. Comprehensive income consists of net earnings or loss for the current period and other comprehensive income - income, expense, gains and losses that bypass the statement of earnings and are reported in a separate component of equity, i.e., unrealized gains and losses on certain investment securities. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 relates solely to disclosure provisions and therefore will not have a material effect on the Corporation's consolidated financial position or results of operations.

                        [GRANT THORNTON LLP LETTERHEAD]



               Report of Independent Certified Public Accountants

Board of Directors
Community Investors Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Community Investors Bancorp, Inc. as of June 30, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements for the year ended June 30, 1995 were audited by other auditors, whose report thereon dated July 28, 1995, expressed an unqualified opinion on those statements and included an explanatory paragraph relative to a change in the method of accounting for certain debt and equity securities.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community Investors Bancorp, Inc. as of June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ GRANT THORNTON LLP

Cincinnati, Ohio
August 29, 1997

                        COMMUNITY INVESTORS BANCORP, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONDITION

                                              June 30,
                                  (In thousands, except share data)

        ASSETS                                                               1997             1996

Cash and due from banks                                                   $   480          $ 1,094
Federal funds sold                                                             60               21
Interest-bearing deposits in other financial institutions                   1,870              794
                                                                          -------          -------
        Cash and cash equivalents                                           2,410            1,909



Investment securities available for sale - at market                        1,498            6,201
Investment securities - at amortized cost, approximate
  market value of $8,216 and $12,728 as of
  June 30, 1997 and 1996                                                    8,258           12,891
Mortgage-backed securities - at amortized cost,
  approximate market value of $1,714 and
  $2,794 as of June 30, 1997 and 1996                                       1,732            2,783
Loans receivable - net                                                     76,446           66,255
Property acquired in settlement of loans                                       71               81
Office premises and equipment - at depreciated cost                           618              525
Federal Home Loan Bank stock - at cost                                        768              575
Accrued interest receivable on loans                                           89               66
Accrued interest receivable on mortgage-backed securities                      12               19
Accrued interest receivable on investments and
  interest-bearing deposits                                                   142              251
Prepaid expenses and other assets                                             146              109
Deferred federal income taxes                                                 114              122
                                                                          -------          -------

        Total assets                                                      $92,304          $91,787
                                                                          =======          =======

        LIABILITIES AND STOCKHOLDERS' EQUITY                                 1997             1996

Deposits                                                                  $72,911          $69,911
Advances from the Federal Home Loan Bank                                    7,810            9,884
Advances by borrowers for taxes and insurance                                   7                6
Accrued interest payable                                                      290              290
Other liabilities                                                             149              156
Accrued federal income taxes                                                   24               54
                                                                          -------          -------
        Total liabilities                                                  81,191           80,301

Commitments                                                                    -                -

Stockholders' equity
  Preferred stock, 1,000,000 shares of no par value authorized,
    no shares issued                                                           -                -
  Common stock, 4,000,000 shares authorized, $.01 par value;
    1,107,171 and 738,146 shares issued at June 30, 1997 and 1996,
    respectively                                                               11                7
  Additional paid-in capital                                                6,827            6,800
  Retained earnings, restricted                                             7,142            6,796
  Shares acquired by stock benefit plans                                     (890)            (995)
  Less 177,800 and 71,900 shares of treasury stock at June 30, 1997
    and 1996, respectively - at cost                                       (1,971)          (1,117)
  Unrealized losses on securities designated as available for sale,
    net of related tax effects                                                 (6)              (5)
                                                                          -------          -------
        Total stockholders' equity                                         11,113           11,486
                                                                          -------          -------

        Total liabilities and stockholders' equity                        $92,304          $91,787
                                                                          =======          =======



The accompanying notes are an integral part of these statements.

                        COMMUNITY INVESTORS BANCORP, INC.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                           For the year ended June 30,
                        (In thousands, except share data)


                                                                 1997          1996           1995
Interest income
  Loans                                                        $5,940        $5,376         $4,742
  Mortgage-backed securities                                      135           181            233
  Investment securities                                         1,179         1,132          1,076
  Interest-bearing deposits and other                              34            81             10
                                                              -------       -------        -------
        Total interest income                                   7,288         6,770          6,061

Interest expense
  Deposits                                                      3,298         3,497          3,281
  Borrowings                                                      771           129            104
                                                              -------       -------        -------
        Total interest expense                                  4,069         3,626          3,385
                                                              -------       -------        -------

        Net interest income                                     3,219         3,144          2,676

Provision for losses on loans                                     142           159            160
                                                              -------       -------        -------

        Net interest income after provision
          for losses on loans                                   3,077         2,985          2,516

Other income
  Gain (loss) on sale of investment securities designated
    as available for sale                                          -             59             (6)
  Gain (loss) on sale of repossessed property                      -            (10)            27
  Other operating                                                 140           115            110
                                                              -------       -------        -------
        Total other income                                        140           164            131

General, administrative and other expense
  Employee compensation and benefits                              839           727            627
  Occupancy and equipment                                         127           105            110
  Federal deposit insurance premiums                              554           162            159
  Franchise taxes                                                 157           115             72
  Expenses of property acquired in settlement of loans             69            58             57
  Data processing                                                 155           145            120
  Other operating                                                 419           493            366
                                                              -------       -------        -------
         Total general, administrative and other expense        2,320         1,805          1,511
                                                              -------       -------        -------

         Earnings before income taxes                             897         1,344          1,136

Federal income taxes
  Current                                                         299           429            375
  Deferred                                                          9            29              9
                                                              -------       -------        -------
         Total federal income taxes                               308           458            384
                                                              -------       -------        -------

         NET EARNINGS                                         $   589       $   886        $   752
                                                              =======       =======        =======

         EARNINGS PER SHARE                                      $.66          $.88           $.41
                                                              =======       =======        =======



The accompanying notes are an integral part of these statements.

                        COMMUNITY INVESTORS BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                For the years ended June 30, 1997, 1996 and 1995
                        (In thousands, except share data)



                                                                                                            SHARES
                                                                     ADDITIONAL                           ACQUIRED
                                                       COMMON           PAID-IN        RETAINED           BY STOCK
                                                        STOCK           CAPITAL        EARNINGS      BENEFIT PLANS
Balance at July 1, 1994                                   $-             $   -           $5,276              $ -

Net proceeds from issuance of common stock                  7             6,779              -               (591)
Net earnings for the year ended June 30, 1995              -                 -              752                -
Amortization expense of stock benefit plans                -                  6              -                 30
Unrealized gains on securities designated as
  available for sale, net of related tax effects           -                 -               -                 -
                                                        -----            ------          ------             -----

Balance at June 30, 1995                                    7             6,785           6,028              (561)

Purchase of shares for stock benefit plans                 -                 -               -               (464)
Purchase of treasury shares, at cost                       -                 -               -                 -
Amortization expense of stock benefit plans                -                 15              -                 30
Net earnings for the year ended June 30, 1996              -                 -              886                -
Cash dividends paid of $.1067 per share                    -                 -             (118)               -
Unrealized losses on securities designated as
  available for sale, net of related tax effects           -                 -               -                 -
                                                        -----            ------          ------             -----

Balance at June 30, 1996                                    7             6,800           6,796              (995)

Purchase of treasury shares, at cost                       -                 -               -                 -
Amortization expense of stock benefit plans                -                 27              -                105
Net earnings for the year ended June 30, 1997              -                 -              589                -
Cash dividends paid of $.2667 per share                    -                 -             (238)               -
Effect of 3-for-2 stock split, including cash in lieu
  of fractional shares                                      4                -               (5)               -
Unrealized losses on securities designated as
  available for sale, net of related tax effects           -                 -                -                -
                                                        -----            ------          ------             -----

Balance at June 30, 1997                                $  11            $6,827          $7,142             $(890)
                                                        =====            ======          ======             =====

                                                                          UNREALIZED
                                                                      GAINS (LOSSES)
                                                                       ON SECURITIES
                                                                          DESIGNATED
                                                        TREASURY        AS AVAILABLE
                                                          SHARES            FOR SALE           TOTAL
Balance at July 1, 1994                                 $    -                 $ (14)       $  5,262

Net proceeds from issuance of common stock                   -                    -            6,195
Net earnings for the year ended June 30, 1995                -                    -              752
Amortization expense of stock benefit plans                  -                    -               36
Unrealized gains on securities designated as
  available for sale, net of related tax effects            -                     51              51
                                                        -------               ------         -------

Balance at June 30, 1995                                     -                    37          12,296

Purchase of shares for stock benefit plans                   -                    -             (464)
Purchase of treasury shares, at cost                     (1,117)                  -           (1,117)
Amortization expense of stock benefit plans                  -                    -               45
Net earnings for the year ended June 30, 1996                -                    -              886
Cash dividends paid of $.1067 per share                      -                    -             (118)
Unrealized losses on securities designated as
  available for sale, net of related tax effects             -                   (42)            (42)
                                                        -------               ------         -------

Balance at June 30, 1996                                 (1,117)                  (5)         11,486

Purchase of treasury shares, at cost                       (854)                  -             (854)
Amortization expense of stock benefit plans                  -                    -              132
Net earnings for the year ended June 30, 1997                -                    -              589
Cash dividends paid of $.2667 per share                      -                    -             (238)
Effect of 3-for-2 stock split, including cash in lieu
  of fractional shares                                       -                    -               (1)
Unrealized losses on securities designated as
  available for sale, net of related tax effects             -                    (1)             (1)
                                                        -------               ------         -------

Balance at June 30, 1997                                $(1,971)              $   (6)        $11,113
                                                        =======               ======         =======


The accompanying notes are an integral part of these statements.

                      COMMUNITY INVESTORS BANCORP, INC.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                         For the year ended June 30,
                                (In thousands)

                                                                    1997         1996         1995
Cash flows from operating activities:
  Net earnings for the year                                       $     589    $     886    $     752
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of discounts and premiums on loans,
      investments and mortgage-backed securities - net                  (10)         (49)          17
    Amortization of deferred loan origination fees                      (38)         (54)         (38)
    Depreciation and amortization                                        52           39           34
    Provision for losses on loans                                       142          159          160
    Amortization expense of stock benefit plans                         132           45           36
    (Gain) loss on sale of other repossessed assets                      -            10          (27)
    Federal Home Loan Bank stock dividends                              (49)         (38)         (33)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                              (23)          13          (11)
      Accrued interest receivable on mortgage-backed securities           7            8            4
      Accrued interest receivable on investments and
        interest-bearing deposits                                       109           61          (89)
      Prepaid expenses and other assets                                 (37)          (6)         (20)
      Accrued interest payable                                           -           (26)         144
      Other liabilities                                                  (7)          24           -
      Federal income taxes
        Current                                                         (30)          48            5
        Deferred                                                          9           29            9
                                                                 ----------    ---------   ----------
        Net cash provided by operating activities                       846        1,149          907

Cash flows provided by (used in) investing activities:

  Proceeds from maturity of investment securities                    10,338        9,257        2,761
  Proceeds from sale of securities designated as
     available-for-sale                                                   -          224          638
  Purchase of investment securities designated as
     available for sale                                                (999)      (5,000)      (3,197)
  Purchase of investment securities designated as
     held to maturity                                                     -       (5,100)      (5,901)
  Principal repayments on mortgage-backed securities                  1,056        1,009          749
  Purchase of loans                                                    (250)        (672)          -
  Loan principal repayments                                          16,529       10,701       10,550
  Loan disbursements                                                (26,839)     (16,906)     (14,786)
  Purchase of office premises and equipment                            (145)        (232)         (30)
  Proceeds from sale of other repossessed assets                        275          291          377
  Purchase of Federal Home Loan Bank stock                             (144)          -            -
                                                                   --------      -------      -------
        Net cash used in investing activities                          (179)      (6,428)      (8,839)
                                                                   --------      -------      -------

        Net cash provided by (used in) operating and investing
          activities (subtotal carried forward)                         667       (5,279)      (7,932)
                                                                   --------      -------      -------


                      COMMUNITY INVESTORS BANCORP, INC.

                         For the year ended June 30,

                                                                    1997         1996         1995
        Net cash provided by (used in) operating and investing
          activities (subtotal brought forward)                  $   667      $(5,279)    $(7,932)

Cash flows provided by financing activities:
  Net increase (decrease) in deposit accounts                      3,000         (553)      1,727
  Proceeds from Federal Home Loan Bank advances                   23,050        8,950           -
  Repayment of Federal Home Loan Bank advances                   (25,124)        (581)        (75)
  Advances by borrowers for taxes and insurance                        1           (6)          -
  Net proceeds from the issuance of common stock                      -            -        6,786
  Purchase of shares for stock benefit plans                          -          (464)       (591)
  Purchase of treasury stock                                        (854)      (1,117)          -
  Dividends on common stock                                         (239)        (118)          -
                                                                 -------      -------      ------
        Net cash provided by (used in) financing activities         (166)       6,111       7,847
                                                                 -------      -------      ------

Net increase (decrease) in cash and cash equivalents                 501          832         (85)

Cash and cash equivalents at beginning of year                     1,909        1,077       1,162
                                                                 -------      -------     -------

Cash and cash equivalents at end of year                         $ 2,410      $ 1,909     $ 1,077
                                                                 =======      =======     =======


Supplemental disclosure of cash flow information:
   Cash paid during the year for:
    Federal income taxes                                         $   275      $   400     $   345
                                                                 =======      =======     =======

    Interest on deposits and borrowings                          $ 4,069      $ 3,652     $ 3,248
                                                                 =======      =======     =======

Supplemental disclosure of noncash investing activities:
  Transfers from loans to other repossessed assets               $   265      $   275     $   306
                                                                 =======      =======     =======

Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                         $    (1)     $   (42)    $    51
                                                                 =======      =======     =======









The accompanying notes are an integral part of these statements.

                              COMMUNITY INVESTORS BANCORP, INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 June 30, 1997, 1996 and 1995

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Community Investors Bancorp, Inc. (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of First Federal Savings and Loan Association of Bucyrus (the "Association"). The Association conducts a general banking business in northern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Association's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Association can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

   The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses
   during the reporting period.    Actual results could differ from such
   estimates.

   The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

   1.  Principles of Consolidation

   The consolidated financial statements include the accounts of the Corporation and its subsidiary, the Association. All significant intercompany balances and transactions have been eliminated.

   2.  Investment Securities and Mortgage-Backed Securities

   The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses charged to operations or stockholders' equity, respectively.

                             COMMUNITY INVESTORS BANCORP, INC.

                               June 30, 1997, 1996 and 1995

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   2.  Investment Securities and Mortgage-Backed Securities (continued)

   At June 30, 1997 and 1996, the Corporation's stockholders' equity reflected an unrealized loss on securities designated as available for sale, net of applicable tax effects, totaling $6,000 and $5,000, respectively.

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

                       COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1997, 1996 and 1995

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   5.  Allowance for Losses on Loans

   It is the Association's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in its primary lending areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Association records a loan valuation allowance equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

   In June 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This promulgation, which became effective for the Association's fiscal year beginning July 1, 1995, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Association's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value. As a result, the Corporation adopted SFAS No. 114 as of July 1, 1995 without material financial statement effect.

   A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Association considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Association's investment in multi-family and nonresidential loans, and its evaluation of impairment thereof, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

   It is the Association's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

   At June 30, 1997 and 1996, the Association had no loans that would be defined as impaired under SFAS No. 114.

                       COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1997, 1996 and 1995

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

   8.  Federal Income Taxes

   The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

                       COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1997, 1996 and 1995

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

   9.  Benefit Plans

   In conjunction with its common stock offering, the Corporation implemented an Employee Stock Ownership Plan ("ESOP"). The ESOP provides retirement benefits for substantially all full-time employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense recognized related to the plan totaled approximately $102,000 and $86,000 for the years ended June 30, 1997 and 1996, respectively.

   The Corporation also has a Management Recognition Plan ("MRP"). Subsequent to the common stock offering the MRP purchased 44,287 shares of the common stock in the open market. A total of 21,870 shares available under the plan were granted to executive officers of the Corporation effective upon consummation of the offering, leaving 22,417 shares available for allocation. During fiscal 1997, an additional 12,054 shares under the MRP were granted to its participants, leaving 10,363 shares available for allocation at June 30, 1997. Common stock granted under the MRP vests ratably over a five year period, commencing with the date of grant. A provision of $63,000 and $27,000 related to the MRP was charged to expense for the years ended June 30, 1997 and 1996, respectively. The number of shares subject to the MRP, as well as future references to share totals, have been adjusted for the 3-for-2 stock split which occurred during fiscal 1997.

   10.  Earnings Per Share

   Primary earnings per share for the years ended June 30, 1997 and 1996 is based upon the weighted-average shares outstanding during the period plus those stock options that are dilutive, less shares in the ESOP that are unallocated and not committed to be released. Earnings per share for the year ended June 30, 1995 is based on net earnings since February 6, 1993, the date of the Corporation's conversion to stock form. Weighted-average common shares deemed outstanding totaled 895,079, 1,007,126 and 1,020,896 for the years ended June 30, 1997, 1996 and 1995, respectively. There was no dilutive effect attendant to the Corporation's stock option plan. There was no dilutive effect attendant to the Corporation's stock option plan.

                       COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1997, 1996 and 1995

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

   The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 1997 and 1996:

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

                       COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1997, 1996 and 1995

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   11.  Fair Value of Financial Instruments (continued)

               Advances from Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

               Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 1997 and 1996 was not material.

   Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:

                                                                1997                    1996
                                                      CARRYING        FAIR     CARRYING       FAIR
                                                         VALUE       VALUE        VALUE      VALUE
                                                                       (In thousands)
   Financial assets
     Cash and cash equivalents                        $  2,410    $  2,410     $  1,909   $  1,909
     Investment securities                               9,756       9,714       19,092     18,929
     Mortgage-backed securities                          1,732       1,714        2,783      2,794
     Loans receivable                                   76,446      78,142       66,255     68,736
     Stock in Federal Home Loan Bank                       768         768          575        575
                                                      --------    --------     --------   --------

                                                      $ 91,112     $92,748      $90,614    $92,943
                                                      ========     =======      =======    =======

   Financial liabilities
     Deposits                                         $ 72,911     $73,071      $69,911    $70,340
     Advances from the Federal Home Loan Bank            7,810       7,803        9,884      9,951
     Advances by borrowers for taxes and insurance           7           7            6          6
                                                      --------     -------      -------    -------

                                                      $ 80,728     $80,881      $79,801    $80,297
                                                      ========     =======      =======    =======

   12.  Cash and Cash Equivalents

   For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

   13.  Reclassifications

   Certain prior year amounts have been reclassified to conform to the 1997 consolidated financial statement presentation.

                       COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1997, 1996 and 1995

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

   Carrying values and approximate market values of investment securities held to maturity at June 30 are summarized as follows:

                                                1997                          1996
                                     CARRYING         MARKET        CARRYING        MARKET
                                        VALUE          VALUE           VALUE         VALUE
                                                           (In thousands)

   U. S. Government and
     agency obligations                $8,008         $7,966         $12,610       $12,447
   Municipal obligations                  250            250             281           281
                                       ------         ------        --------      --------

                                       $8,258         $8,216         $12,891       $12,728
                                       ======         ======         =======       =======

   At June 30, 1997, the market value decline of the Corporation's investment securities below cost carrying value totaled $42,000, consisting of $50,000 in gross unrealized gains and $92,000 in gross unrealized losses. At June 30, 1996, the market value decline of the Corporation's investment securities below cost carrying value totaled $163,000, consisting of $48,000 in gross unrealized gains and $211,000 in gross unrealized losses.

   The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities designated as available for sale at June 30, are summarized as follows:

                                                               1997
                                                         GROSS         GROSS     ESTIMATED
                                         AMORTIZED  UNREALIZED    UNREALIZED          FAIR
                                              COST       GAINS        LOSSES         VALUE
                                                           (In thousands)
   U.S. Government and
     agency obligations                     $1,020      $    1           $-         $1,021
   Mutual funds                                488          -             11           477
                                            ------      ------         -----        ------

                                            $1,508      $    1         $  11        $1,498
                                            ======      ======         =====        ======

                       COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1997, 1996 and 1995

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

                                                               1996
                                                          GROSS         GROSS     ESTIMATED
                                        AMORTIZED    UNREALIZED    UNREALIZED          FAIR
                                             COST         GAINS        LOSSES         VALUE
                                                            (In thousands)

   U.S. Government and
     agency obligations                     $5,721      $    8         $  -         $5,729
   Mutual funds                                488          -             16           472
                                            ------      ------         -----        ------

                                            $6,209      $    8         $  16        $6,201
                                            ======      ======         =====        ======

   The amortized cost and estimated fair value of U.S. Government agency and municipal obligations designated as held to maturity, by contractual term to maturity at June 30 are shown below:

                                                     1997                      1996
                                                      ESTIMATED                  ESTIMATED
                                          AMORTIZED        FAIR      AMORTIZED        FAIR
                                               COST       VALUE           COST       VALUE
                                                             (In thousands)
   Due in three years or less                $3,090      $3,056       $  5,868     $ 5,831
   Due after three years through
     five years                               1,332       1,342          2,427       2,422
   Due after five years                       3,836       3,818          4,596       4,475
                                             ------      ------       --------     -------

                                             $8,258      $8,216       $ 12,891     $12,728
                                             ======      ======       ========     =======

   The amortized cost and estimated fair value of U.S. Government and agency securities, designated as available for sale, by contractual terms to maturity at June 30 are shown below:

                                                     1997                      1996
                                                      ESTIMATED                  ESTIMATED
                                          AMORTIZED        FAIR      AMORTIZED        FAIR
                                               COST       VALUE           COST       VALUE
                                                             (In thousands)
   Due in three years or less                $   -       $   -          $5,220      $5,221
   Due after three years through
     five years                                  -           -             501         508
   Due after five years                       1,020       1,021             -           -
                                             ------      ------         ------      ------

                                             $1,020      $1,021         $5,721      $5,729
                                             ======      ======         ======      ======

                              COMMUNITY INVESTORS BANCORP, INC.

                                 June 30, 1997, 1996 and 1995

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

   The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 1997 and 1996 are summarized as follows:

                                                                  1997
                                                           GROSS          GROSS   ESTIMATED
                                          MORTIZED    UNREALIZED     UNREALIZED        FAIR
                                              COST         GAINS         LOSSES       VALUE
   HELD TO MATURITY:                                         (In thousands)
     Federal Home Loan
       Mortgage Corporation
       participation certificates           $  275          $ 5            $-       $  280
     Government National
       Mortgage Association
       participation certificates              511           13             -          524
     Federal National
       Mortgage Association
       participation certificates              946            9             45         910
                                            ------         ----          -----      ------
        Total mortgage-backed
          securities                        $1,732          $27            $45      $1,714
                                            ======         ====          =====      ======


                                                                  1996
                                                          GROSS          GROSS   ESTIMATED
                                        AMORTIZED    UNREALIZED     UNREALIZED        FAIR
                                             COST         GAINS         LOSSES       VALUE

   HELD TO MATURITY:                                         (In thousands)
     Federal Home Loan
       Mortgage Corporation
       participation certificates           $  942          $13          $   1      $  954
     Government National
       Mortgage Association
       participation certificates              576           34             -          610
     Federal National
       Mortgage Association
       participation certificates            1,265           14             49       1,230
                                            ------          ---          -----      ------
        Total mortgage-backed
          securities                        $2,783          $61          $  50      $2,794
                                            ======          ===          =====      ======

                       COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1997, 1996 and 1995

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

   The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                            JUNE 30,
                                                                      1997            1996
                                                                        (In thousands)

   Due within three years                                           $   85          $  142
   Due in three to five years                                           74             112
   Due in five to ten years                                            231             355
   Due in ten to twenty years                                          740           1,200
   Due after twenty years                                              602             974
                                                                    ------          ------

                                                                    $1,732          $2,783
                                                                    ======          ======


NOTE C - LOANS RECEIVABLE

   The composition of the loan portfolio at June 30 is as follows:

                                                                      1997            1996
                                                                        (In thousands)
   Residential real estate
     One-to-four family                                            $62,584         $52,356
     Multi-family                                                    1,093           1,007
     Construction                                                    1,284           2,438
   Nonresidential real estate and land                               4,039           4,166
   Mobile home loans                                                 3,003           3,535
   Consumer and other                                                6,398           4,480
                                                                   -------         -------
                                                                    78,401          67,982
   Less:
     Undisbursed portion of loans in process                         1,137             939
     Deferred loan origination fees                                    340             329
     Allowance for loan losses                                         478             459
                                                                   -------         -------
                                                                   $76,446         $66,255
                                                                   =======         =======

   The Association's lending efforts have historically focused on one-to-four family and multi-family residential real estate loans, which comprise approximately $63.0 million, or 82%, of the total loan portfolio at June 30, 1997 and $54.1 million, or 82%, of the total loan portfolio at June 30, 1996. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of northern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Association's primary lending area are presently stable.

                       COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1997, 1996 and 1995

NOTE C - LOANS RECEIVABLE (continued)

   In the normal course of business, the Association has made loans to some of its directors, officers and employees. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of loans outstanding to directors and officers totaled approximately $989,000 and $736,000 at June 30, 1997 and 1996, respectively.

NOTE D - ALLOWANCE FOR LOAN LOSSES

   The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                             1997         1996        1995
                                                                    (In thousands)
   Balance at beginning of year                              $459         $399        $393
   Provision for loan losses                                  142          159         160
   Charge-offs of loans                                      (131)        (102)       (173)
   Recoveries                                                   8            3          19
                                                             ----         ----        ----

   Balance at end of year                                    $478         $459        $399
                                                             ====         ====        ====

   As of June 30, 1997, the Association's allowance for loan losses was comprised of a general loss allowance of $448,000, which is includible as a component of regulatory risk-based capital and a specific loss allowance of $30,000.

   Nonperforming and nonaccrual loans totaled approximately $508,000, $636,000 and $366,000 at June 30, 1997, 1996 and 1995, respectively.

   During the years ended June 30, 1997, 1996 and 1995, interest income of approximately $16,000, $22,000 and $18,000, respectively, would have been recognized had nonperforming loans been performing in accordance with their contractual terms.

NOTE E - OFFICE PREMISES AND EQUIPMENT

   Office premises and equipment at June 30 are comprised of the following:

                                                                      1997            1996
                                                                          (In thousands)
   Land and improvements                                           $    90         $    69
   Office buildings and improvements                                   537             503
   Furniture, fixtures and equipment                                   549             459
                                                                   -------         -------
                                                                     1,176           1,031
     Less accumulated depreciation and
       amortization                                                    558             506
                                                                   -------         -------

                                                                   $   618         $   525
                                                                   =======         =======

                       COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1997, 1996 and 1995

NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

DEPOSIT TYPE AND WEIGHTED-
AVERAGE INTEREST RATE                                               1997              1996
                                                                         (In thousands)

NOW accounts

  1997 - 2.52%                                                  $  7,710
  1996 - 2.42%                                                                     $ 6,173
Passbook
  1997 - 3.24%                                                    15,454
  1996 - 3.25%                                                                      14,951
                                                                --------           -------
Total demand, transaction and
  passbook deposits                                               23,164            21,124

Certificates of deposit
  Original maturities of:
    Less than 12 months

      1997 - 4.97%                                                 7,347
      1996 - 4.80%                                                                   7,664
    12 months to 24 months
      1997 - 5.53%                                                22,980
      1996 - 5.44%                                                                  22,382
    30 months to 36 months
      1997 - 6.01%                                                 3,786
      1996 - 5.78%                                                                   3,697
    More than 36 months
      1997 - 6.21%                                                 2,571
      1996 - 6.21%                                                                   2,190
  Individual retirement accounts
    1997 - 5.65%                                                  13,063
    1996 - 5.50%                                                                    12,854
                                                                 -------           -------
Total certificates of deposit                                     49,747            48,787
                                                                 -------           -------

Total deposit accounts                                           $72,911           $69,911
                                                                 =======           =======

At June 30, 1997 and 1996, the Association had deposits with balances in excess of $100,000 totaling $5.2 million and $1.8 million, respectively.

                       COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1997, 1996 and 1995

NOTE F - DEPOSITS (continued)

   Interest expense on deposits for the year ended June 30 is summarized as follows:

                                                             1997         1996        1995
                                                                    (In thousands)
   Passbook                                                $  502       $  544      $  614
   NOW accounts                                               153          180         213
   Certificates of deposit                                  2,643        2,773       2,454
                                                           ------       ------      ------

                                                           $3,298       $3,497      $3,281
                                                           ======       ======      ======

   Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                                                          1997        1996
                                                                          (In thousands)
   Less than one year                                                  $35,484     $37,378
   One to three years                                                   13,475      10,291
   Over three years                                                        788       1,118
                                                                       -------     -------

                                                                       $49,747     $48,787
                                                                       =======     =======

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

   Advances from the Federal Home Loan Bank, collateralized at June 30, 1997 by pledges of certain residential mortgage loans totaling $11.7 million, and the Association's investment in Federal Home Loan Bank stock, are summarized as follows:


                             MATURING  YEAR
   INTEREST RATE             ENDING JUNE 30,                          1997            1996
                                                                        (In thousands)
   5.06 - 6.15%                     1997                            $   -           $8,450
   5.60 - 6.65%                     1998                             6,550              -
   6.20 - 7.05%                     2008                             1,260           1,434
                                                                    ------           -----

                                                                    $7,810          $9,884
                                                                    ======           =====

   Weighted-average interest rate                                     6.46%           6.01%
                                                                      ====            ====

                       COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1997, 1996 and 1995

NOTE H - FEDERAL INCOME TAXES

   Federal income taxes differ from the amounts computed at the statutory corporate tax rate as follows:

                                                                        JUNE 30,
                                                             1997         1996        1995
                                                                    (In thousands)
   Federal income taxes computed at
     statutory rate                                          $305         $457        $386
   Increase (decrease) in taxes resulting from:
     Other                                                      3            1          (2)
                                                             ----         ----        ----
   Federal income tax provision per consolidated
     statements of earnings                                  $308         $458        $384
                                                             ====         ====        ====

   The composition of the Corporation's net deferred tax asset at June 30 is as follows:


                                                                          1997        1996
                                                                           (In thousands)
    Taxes (payable) refundable on temporary
    differences at estimated corporate tax rate:
      Deferred tax assets:
        General loan loss allowance                                       $152        $134
        Deferred loan origination fees                                      57          81
        Unrealized loss on securities designated as
          available for sale                                                 4           3
        Other                                                               22           9
                                                                          ----        ----
         Total deferred tax assets                                         235         227
      Deferred tax liabilities:
        Percentage of earnings bad debt deduction                           (9)         (9)
        Federal Home Loan Bank stock dividends                            (112)        (96)
                                                                          ----        ----
         Total deferred tax liabilities                                   (121)       (105)
                                                                          ----        ----

         Net deferred tax asset                                           $114        $122
                                                                          ====        ====

   The Association was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 1997, includes approximately $1.2 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction at June 30, 1997 is approximately $400,000. See Note N for additional information regarding the Association's future percentage of earnings bad debt deductions.

                       COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1997, 1996 and 1995

NOTE I - LOAN COMMITMENTS

   The Association is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Association's involvement in such financial instruments.

   The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Association uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

   At June 30, 1997, the Association had outstanding commitments of approximately $785,000 to originate loans. Additionally, the Association was obligated under unused lines of credit totaling $813,000. In the opinion of management all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 1997, and will be funded from normal cash flow from operations.

NOTE J - REGULATORY CAPITAL

   The Association is subject to the regulatory capital requirements of the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

   Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets such as capitalized mortgage servicing rights) equal to 3.0% of adjusted total assets. A recent OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4% - 5% of adjusted total assets for substantially all savings institutions. Management anticipates no material change to the

                              COMMUNITY INVESTORS BANCORP, INC.

                                 June 30, 1997, 1996 and 1995

NOTE J - REGULATORY CAPITAL (continued)

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

   During the calendar year, the Association was notified from its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Association must maintain minimum capital ratios as set forth in the following table.

   As of June 30, 1997, management believes that the Association met all capital adequacy requirements to which it is subject.

                                                                                                             TO BE "WELL-
                                                                                                          CAPITALIZED" UNDER
                                                             FOR CAPITAL                                   PROMPT CORRECTIVE
                               ACTUAL                     ADEQUACY PURPOSES                                ACTION PROVISIONS
                          ---------------     ---------------------------------------      -----------------------------------------
                          AMOUNT    RATIO                  AMOUNT               RATIO                   AMOUNT                 RATIO
                                                             (In thousands)
   Risk-based capital    $10,856    21.9%     greater than          greater than           greater than           greater than
                                              or equal to  $3,971   or equal to  8.0%      or equal to  $4,964    or equal to  10.0%
   Core capital          $10,408    21.0%     greater than          greater than           greater than           greater than
                                              or equal to  $2,765   or equal to  3.0%      or equal to  $5,531    or equal to   6.0%
   Tangible capital      $10,408    11.3%     greater than          greater than           greater than           greater than
                                              or equal to  $1,383   or equal to  1.5%      or equal to  $4,609    or equal to   5.0%

   The Corporation's management believes that, under the current regulatory capital regulations, the Association will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the management, such as increased interest rates or a downturn in the economy in the Association's market areas, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

                       COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1997, 1996 and 1995

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

                          June 30, 1997, 1996 and 1995

NOTE L - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS
BANCORP, INC.

   The following condensed financial statements summarize the financial position of Community Investors Bancorp, Inc. as of June 30, 1997 and 1996, and the results of its operations and its cash flows for the periods ended June 30, 1997, 1996 and 1995.
                       COMMUNITY INVESTORS BANCORP, INC.
                       STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)

        ASSETS                                                                   1997         1996

   Interest-bearing deposits in First Federal Savings and
     Loan Association of Bucyrus                                              $   103      $    88
   Interest-bearing deposits in other financial institutions                      116          445
   Investment securities available for sale                                        -           709
   Loan receivable from ESOP                                                      472          532
   Investment in First Federal Savings and Loan Association of Bucyrus         10,430        9,694
   Prepaid expenses and other                                                      25           47
                                                                              -------      -------

        Total assets                                                          $11,146      $11,515
                                                                              =======      =======

        LIABILITIES AND STOCKHOLDERS' EQUITY

   Other liabilities                                                          $    33      $    29

   Stockholders' equity
     Common stock and additional paid-in capital                               11,968       11,882
     Retained earnings                                                          1,539        1,190
     Shares acquired by employee benefit plans                                   (417)        (464)
     Treasury shares                                                           (1,971)      (1,117)
     Unrealized loss on securities designated as available for sale,
       net of related tax effects                                                  (6)          (5)
                                                                              -------      -------
         Total stockholders' equity                                            11,113       11,486
                                                                              -------      -------

         Total liabilities and stockholders' equity                           $11,146      $11,515
                                                                              =======      =======

                       COMMUNITY INVESTORS BANCORP, INC.
                             STATEMENTS OF EARNINGS
                             Period ended June 30,
                                 (In thousands)

                                                                    1997         1996         1995
   Revenue
     Interest income                                             $    66     $    200      $    89
     Equity in earnings of First Federal Savings and Loan
       Association of Bucyrus                                        640          855          373
                                                                 -------     --------      -------
         Total revenue                                               706        1,055          462

   General and administrative expenses                           $   134     $    151      $    14
                                                                 -------     --------      -------

         Earnings before income taxes (credits)                      572          904          448

   Federal income taxes (credits)                                $   (17)    $     18      $    26
                                                                 -------     --------      -------

         NET EARNINGS                                            $   589     $    886      $   422
                                                                 =======     ========      =======

                       COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1997, 1996 and 1995

NOTE L - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS
BANCORP, INC. (continued)

                       Community Investors Bancorp, Inc.
                            STATEMENTS OF CASH FLOWS
                             Period ended June 30,
                                 (In thousands)

                                                                    1997         1996         1995
   Cash flows provided by (used in) operating activities:
     Net earnings for the period                                 $   589      $   886      $   422
     Adjustments to reconcile net earnings to net cash
     provided by (used in) operating activities:

       Undistributed earnings of consolidated subsidiary            (640)        (855)        (373)
       Amortization of expense related to employee
         benefit plans                                                73           45           -
       Increases (decreases) in cash due to changes in:
         Prepaid expenses and other assets                            22           23          (62)
         Other liabilities                                             4          (11)          61
         Other                                                       (38)         (24)           2
                                                                 -------       ------        -----
        Cash provided by operating activities                         10           64           50

   Cash flows provided by (used in) investing activities:

     Purchase of securities available for sale                        -            -        (2,615)
     Maturities of investment securities                             709        1,917           -
     Investment in subsidiary                                         -            -        (3,403)
                                                                   -----       ------        -----
        Net cash provided by (used in) investment activities         709        1,917       (6,018)

   Cash flows provided by (used in) financing activities:

     Proceeds from issuance of common stock                           -            -         6,195
     Repayments on ESOP loan                                          60           24           -
     Dividends on common stock                                      (239)        (118)          -
     Purchase of shares for management recognition plans              -          (464)          -
     Purchase of treasury stock                                     (854)      (1,117)          -
                                                                  ------       ------        -----
        Net cash provided by (used in) financing activities       (1,033)      (1,675)       6,195
                                                                  ------       ------        -----

   Net increase (decrease) in cash and cash equivalents             (314)         306          227

   Cash and cash equivalents at beginning of period                  533          227           -
                                                                  ------       ------        -----

   Cash and cash equivalents at end of period                    $   219      $   533       $  227
                                                                  ======       ======        =====


                       COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1997, 1996 and 1995

NOTE L - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS
BANCORP, INC. (continued)

   As a condition to regulatory approval of the stock conversion and reorganization to the holding company form of ownership, the Association agreed to limit the amount of dividends payable to the Corporation. Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of up to the greater of (i) 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital-to-assets ratio at the beginning of the year or (ii) 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Association had the ability to pay dividends of approximately $3.8 million to the Corporation at June 30, 1997.

NOTE M - STOCK OPTION PLAN

   During fiscal 1996, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 110,722 shares of authorized, but unissued shares of common stock at the fair market value at the date of grant. During fiscal 1997, the Corporation granted options to purchase 7,196 shares to members of the Board of Directors at an exercise price of $11.83 per share. During fiscal 1996, the Corporation granted options to purchase 27,675 shares to members of the Board of Directors at an exercise price of $11.00 per share, and the Corporation granted 35,700 shares to certain employees at an exercise price of $9.92 per share.

   The Corporation applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                               1997          1996
   Net earnings                                As reported                     $589          $886
                                                                                ===           ===

                                                 Pro-forma                     $579          $881
                                                                                ===           ===

   Earnings per share                          As reported                     $.66          $.88
                                                                                ===           ===

                                                 Pro-forma                     $.65          $.87
                                                                                ===           ===

                       COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1997, 1996 and 1995

NOTE M - STOCK OPTION PLAN (continued)

   The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996, respectively; dividend yield of 7.0% and expected volatility of 20.0% for all years; risk-free interest rates of 6.5% and 6.0% and expected lives of ten years.

   A summary of the status of the Corporation's fixed stock option plans as of June 30, 1997 and 1996, and changes during the periods ending on those dates is presented below:

                                                   1997                     1996
                                                      WEIGHTED-                   WEIGHTED-
                                                        AVERAGE                     AVERAGE
                                                       EXERCISE                    EXERCISE
                                             SHARES       PRICE       SHARES          PRICE
   Outstanding at beginning of year          57,240       $10.34          -          $    -
   Granted                                    7,196       $11.83      57,240         $10.34
   Exercised                                     -        $    -          -          $    -
   Forfeited                                     -        $    -          -          $    -
                                            -------       ------      ------         ------

   Outstanding at end of year                64,436       $10.50      57,240         $10.34
                                             ======       ======      ======         ======

   Options exercisable at year-end           11,448       $10.34          -
                                             ======       ======      ======
   Weighted-average fair value of
     options granted during the year                      $ 1.33                     $ 1.16
                                                          ======                     ======

   The following information applies to options outstanding at June 30, 1997:

   Number outstanding                                                                64,436
   Range of exercise prices                                                  $9.92 - $11.83
   Weighted-average exercise price                                                   $10.50
   Weighted-average remaining contractual life                                    8.5 years

NOTE N - LEGISLATIVE DEVELOPMENTS

   The deposit accounts of the Association and of other savings associations are insured by the FDIC through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In fiscal 1996 and 1997, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

                       COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 1997, 1996 and 1995

NOTE N - LEGISLATIVE DEVELOPMENTS (continued)

   Legislation was enacted to recapitalize the SAIF that provided for a special assessment totaled $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Association held $70.2 million in deposits at March 31, 1995, resulting in an assessment of approximately $458,000, or $304,000 after-tax, which was charged to operations in fiscal 1997.

   A component of the recapitalization plan provided for the merger of the SAIF and BIF on January 1, 1999. However, the SAIF recapitalization legislation currently provides for an elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. As a result, the Association would be regulated as a bank under federal laws which would subject it to the more restrictive activity limits imposed on national banks. In the opinion of management, such activity limit restrictions would not have a material effect on the Corporation's financial position or results of operations.

   Under separate legislation related to the recapitalization plan, the Association is required to recapture as taxable income approximately $26,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Association has provided deferred taxes for this amount and will be permitted to amortize the recapture of the bad debt reserve in taxable income over six years.

BOARD OF DIRECTORS                            GENERAL COUNSEL
John W. Kennedy                               Cory and Cory
President and Chief Executive                 221 S. Poplar Street
  Officer of First Federal                    Bucyrus, Ohio  44820
  Savings & Loan Association

Dale C. Hoyles                                SPECIAL LEGAL COUNSEL
Chairman of the Board, Retired                Elias, Matz, Tiernan & Herrick, LLP
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

Thomas P. Moore
President and General Manager -               MAJOR MARKET MAKERS
Brokensword Broadcasting Co.                  The Ohio Company
                                              McDonald & Company Sec., Inc.
                                              Friedman, Billings, Ramsey & Company

HONORARY DIRECTORS
John T. Bridges
Retired Plant Manager -
  General Electric Company

Herbert Kraft
Farmer and Retired Salesman -
  Moorman Feed Sales

EXECUTIVE OFFICERS
John W. Kennedy
President and Chief Executive
  Officer

Brian R. Buckley
Vice President and Treasurer

Phillip W. Gerber
Vice President

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

                            Automated Teller Machine
                                1661 Marion Road
                              Bucyrus, Ohio 44820

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

                         Registrar and Transfer Company
                               10 Commerce Drive
                               Cranford, NJ 07016

                                1 (800) 525-7686

[CiBi LOGO]   Community Investors Bancorp, Inc.



       P.O. Box 749  -  119 S. Sandusky Avenue  -  Bucyrus, Ohio 44820