Form 10-K, Exhibit 13
period 1998-06-30
COMMUNITY INVESTORS BANCORP INC
filed 1998-09-28
CIK 930277

1998

                                     ANNUAL
                                     REPORT

                       COMMUNITY INVESTORS BANCORP, INC.

                                TABLE OF CONTENTS


President's Letter to Stockholders.......................................   2

The Business of Community Investors Bancorp, Inc. and Subsidiary..........  4

Market for Common Stock..................................................   5

Selected Consolidated Financial Data.....................................   7

Management's Discussion and Analysis of Financial Condition
  and Results of Operations................................................ 9

Discussion of Financial Condition Changes from June 30, 1997 to
  June 30, 1998..........................................................  10

Comparison of Results of Operations for Fiscal Years Ended
  June 30, 1998 and 1997.................................................  11

Comparison of Results of Operations for Fiscal Years Ended
  June 30, 1997 and 1996.................................................  13

Average Yield Analysis...................................................  15

Rate/Volume Table........................................................  16

Asset and Liability Management...........................................  17

Liquidity and Capital Resources..........................................  19

Impact of Inflation and Changing Prices..................................  20

Recent Accounting Pronouncements.........................................  20

Other Matters............................................................  21

Report of Independent Certified Public Accountants........................ 23

Consolidated Financial Statements......................................... 24

Directors and Officers.................................................... 52

Stockholder Services...................................................... 53

Dear Stockholder:


We are very pleased to present to our stockholders, the results of the third year of operation for Community Investors Bancorp, Inc. ("CIBI").

The results of operations in fiscal 1998 reflected another year of good performance. We earned $879,000, or $0.70 per basic share. We had another three-for-two stock split this year and the market has reacted most favorably. As of June 30, 1998, stockholders who invested in the initial offering of CIBI have experienced an annualized return of 33%, assuming they sold the shares at the fiscal year end.

In last year's report, we spoke about new industries moving into our community. The three that built here are in our Crossroads Industrial Park and are doing very well. This industrial park continues to welcome new industry and is answering inquiries every week. Our community also has added a WalMart Store and a Carter Lumber in the past year.

First Federal Savings & Loan Association of Bucyrus has been busy adding new services for our customers. In just the last year or so, we have added: credit card services for our customers, a merchant program for commercial accounts, and we now have the ability to send and receive fed wires. We have also entered into an agreement with a regional bank to offer trust services through our Bucyrus office, and are now the only financial institution in Crawford County to offer trust services. Further, we now offer our customers a telephone information system, called "Teller At A Touch," which allows the customers to get account information and transfer funds twenty-four hours a day. Finally, we have been successful in increasing our commercial checking accounts, and we are currently expanding our physical space at our main office. All of these new services were designed to bring increased fee income to the Corporation.

First Federal of Bucyrus continues to be a major lender of single family homes in Crawford County and a portfolio lender. This past year, we have shown a net gain of $4,600,000 in mortgage loans for an increase of 6.8%. We must point out that we continue to be able to write the majority of these loans as adjustable rate mortgages which limits our income now, but when rates do increase we will be in a most positive position to keep our spread. Our consumer loan portfolio has increased by 25% during the past year which allows us to take advantage of short term loans with usually higher interest rates.

The Year 2000 compliance matter is progressing satisfactorily. We have an internal committee which includes an outside director who meet regularly and report to the board as needed or at least quarterly. All of our internal systems have been checked and some have been updated to meet requirements. Our service bureau has purchased a new main frame computer that is Year 2000 compliant, and they are in the process of testing all of their customers to make sure the system is working as planned. We continue to work with all of our suppliers to assure that our customers will have no interruption of services on January 3, 2000.

We are proud that others have recognized our efforts as Community Investors Bancorp, Inc. was named to the top 100 companies by Standard & Poor's Compustat of Englewood, Colo.

In conclusion, your Board and management remain committed to maximizing the value of your investment by exploiting our niche as an independent community-based provider of financial services. We appreciate your support in pursuit of our goals over the past year and look forward to a very good 1999.



Very truly,




Dale C. Hoyles
Chairman




John W. Kennedy
President

          BUSINESS OF COMMUNITY INVESTORS BANCORP, INC. AND SUBSIDIARY


General

Community Investors Bancorp, Inc. (the "Corporation") was organized in fiscal 1995 at the direction of the Board of Directors of First Federal Savings and Loan Association of Bucyrus (the "Association") for the purpose of acquiring all of the common stock to be issued by the Association upon its conversion from a federally-chartered mutual savings and loan to a federally-chartered stock association (the "Conversion"). Since completion of the Conversion on February 6, 1995, the Corporation has conducted business as a unitary savings and loan holding company. At June 30, 1998, the Corporation had $102.5 million of total assets, $92.2 million of total liabilities, including $76.0 million of deposits, and $10.3 million of stockholders' equity.

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

Lending Activities

A savings association generally may not make loans to one borrower and related entities in an amount which exceeds 15% of its unimpaired capital and surplus, although loans in an amount equal to an additional 10% of unimpaired capital and surplus may be made to a borrower if the loans are fully secured by readily marketable securities. At June 30, 1998, the Association's limit on loans-to-one borrower was approximately $1.1 million and its five largest loans or groups of loans-to-one borrower, including related entities, aggregated $635,000, $596,000, $370,000, $354,000, and $318,000. All of these loans or groups of loans were performing in accordance with contractual terms at June 30, 1998.

                             MARKET FOR COMMON STOCK


Shares of common stock of Community Investors Bancorp, Inc. are traded nationally under the symbol "CIBI" on the Nasdaq SmallCap Market System ("Nasdaq"). At September 9, 1998, the Corporation had 1,266,320 shares of common stock outstanding and 443 stockholders of record.

The following tables set forth the reported high and low sale prices of a share of the Corporation's common stock as reported by Nasdaq and cash dividends paid per share of common stock during the periods indicated. All share prices and dividends per share have been adjusted for the 3-for-2 stock splits effected during each of fiscal 1998 and 1997.

                                              Fiscal Year Ended June 30, 1998

Quarter Ended                       High                      Low                  Dividend
September 30, 1997                  $10.83                   $  8.50                   $.053
December 31, 1997                    11.33                      9.83                    .053
March 31, 1998                       13.50                     10.67                    .053
June 30, 1998                        16.67                     12.67                    .053


                                                 Fiscal Year Ended June 30, 1997

Quarter Ended                       High                      Low                    Dividend
September 30, 1996                   $7.33                     $6.67                    $.045
December 31, 1996                     8.11                      7.11                     .045
March 31, 1997                        8.11                      6.89                     .045
June 30, 1997                         9.67                      7.67                     .045



                                               Fiscal Year Ended June 30, 1996

Quarter Ended                       High                      Low                   Dividend
September 30, 1995                   $7.45                      $5.67                   $.018
December 31, 1995                     7.33                      6.55                     .018
March 31, 1996                        7.11                      6.33                     .018
June 30, 1996                         7.11                      6.55                     .018



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

                                                                                At June 30,
Selected Consolidated Financial
  Condition Data:                                     1998           1997           1996            1995           1994
                                                                               (In thousands)
Total assets                                      $102,535        $92,304        $91,787         $84,741        $75,915
Cash and cash equivalents                            2,793          2,410          1,909           1,077          1,162
Securities:
  Available-for-sale                                 5,485          1,498          6,201           3,840          1,210
  Held-to-maturity                                   8,554          9,990         15,674          18,326         15,188
Loans receivable - net                              83,574         76,446         66,255          59,872         56,747
Deposits                                            75,955         72,911         69,911          70,464         68,743
Federal Home Loan Bank advances                     15,558          7,810          9,884           1,515          1,591
Stockholders' equity, restricted (1)                10,343         11,113         11,486          12,296          5,262



                                                                            Year ended June 30,
Selected Consolidated Operating Data:                 1998           1997           1996            1995           1994
                                                                   (In thousands, except share data)
Total interest income                               $7,511         $7,288         $6,770          $6,061         $5,538
Total interest expense                               4,153          4,069          3,626           3,385          3,000
                                                     -----          -----          -----           -----          -----
Net interest income                                  3,358          3,219          3,144           2,676          2,538
Provision for losses on loans                          156            142            159             160            176
                                                    ------         ------         ------          ------         ------
Net interest income after provision for
  losses on loans                                    3,202          3,077          2,985           2,516          2,362

Other income                                           197            140            164             131            111
SAIF recapitalization assessment                        -             458             -               -              -
General, administrative and other expense            2,076          1,862          1,805           1,511          1,436
                                                     -----          -----          -----           -----          -----
Earnings before income taxes                         1,323            897          1,344           1,136          1,037

Federal income taxes                                   444            308            458             384            339
                                                    ------         ------         ------          ------         ------
Net earnings                                       $   879        $   589        $   886         $   752        $   698
                                                    ======         ======         ======          ======         ======
Earnings per share (2)
  Basic                                               $.70            $.44           $.59           $.27            N/A
                                                       ===             ===            ===            ===            ===
  Diluted                                             $.68            $.44           $.59           $.27            N/A
                                                       ===             ===            ===            ===            ===


(1)  Consisted  solely of retained  earnings at June 30, 1994.

(2) Earnings per share for fiscal 1995 is based on the weighted-average number of shares outstanding (as adjusted) and net earnings since February 6, 1995, the date of the conversion to the stock form of ownership. Earnings per share for the years ended June 30, 1997, 1996 and 1995 have been restated to give effect to the 3-for-2 stock splits effected during fiscal 1998 and 1997.



                                                                       At or for the year ended June 30,
Selected financial ratios and
  other data:  (1)                                      1998           1997           1996            1995           1994
Return on average assets (4)                            .90%            .62%          1.05%           .94%            .92%
Return on average equity (4)                           8.05            5.21           7.44          10.24           14.17
Average equity to average assets (2)                  11.20           11.97          14.06           9.16            6.50
Interest rate spread (2)                               3.07            3.06           3.02           3.12            3.26
Net interest margin (2)                                3.54            3.53           3.73           3.44            3.44
Non-performing assets and troubled debt
  restructuring to total assets at end of period (3)    .64             .63            .78            .56             .88
Non-performing loans and troubled debt
  restructuring to total loans (3)                      .70             .65            .94            .60             .93
Average interest-earning assets to average
  interest-bearing liabilities                       110.58          110.40         116.57         107.42          104.28
Net interest income after provision for loan
  losses and other income to total general,
  administrative and other expense (4)               163.73          138.66         174.46         175.18          172.21
General, administrative and other expense to
  average total assets (4)                             2.13            2.46           2.13           1.88            1.90
Book value per share (5)                              $8.17           $7.97          $7.66          $7.40             N/A


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

(4) Before consideration of the SAIF recapitalization assessment the ratios set forth below for the fiscal year ended June 30, 1997, would have been as follows:

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

(5) Adjusted to give effect to the 3-for-2 stock splits effected during fiscal 1998 and 1997.

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

Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Corporation for the fiscal years ended June 30, 1998 and 1997. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere in this report.

Forward-Looking Statements

In the following pages, management presents an analysis of the Corporation's financial condition as of June 30, 1998, and the results of operations for the year ended June 30, 1998 as compared to prior periods. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertanties. Economic circumstances, the Corporation's operations and the Corporation's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Corporation's general market area.

Without limiting the foregoing, some of the forward-looking statements include the following:

         Management's establishment of an allowance for loan losses and its statements regarding the adequacy of such allowance for loan losses.

         Management's opinions as to the financial statement effect of certain recent accounting pronouncements.

         Management's opinion as to the effect of the Year 2000 on its information technology systems.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Financial Condition Changes from June 30, 1997 to June 30, 1998

The Corporation's total assets amounted to $102.5 million as of June 30, 1998, an increase of $10.2 million, or 11.1%, over the $92.3 million total at June 30, 1997. The increase in assets was funded primarily through growth in deposits of $3.0 million, coupled with an increase in advances from the Federal Home Loan
Bank of $7.7 million, which were partially offset by a reduction in stockholders' equity of $770,000.

Cash and cash equivalents and investment securities totaled $15.6 million at June 30, 1998, an increase of $3.4 million, or 27.9%, over 1997 levels. The increase resulted primarily from purchases of investment securities during fiscal 1998 totaling $8.6 million, which were partially offset by maturities of $5.6 million. Purchases during fiscal 1998 include a $5.0 million U.S. government agency three year bond, bearing interest at a rate of 6.00%, which was financed via a 5.15% fixed-rate advance from the Federal Home Loan Bank.

Mortgage-backed securities declined by $463,000, or 26.7%, during fiscal 1998, as net proceeds from principal repayments were redeployed to partially fund growth in the loan portfolio.

Loans receivable totaled $83.6 million at June 30, 1998, an increase of $7.1 million, or 9.3%, over June 30, 1997 levels. Loan disbursements during fiscal 1998 totaled $27.7 million, which were partially offset by principal repayments of $20.4 million. Loan disbursements volume remained strong during the year, as fiscal 1998 volume exceeded that of fiscal 1997 by approximately $900,000, or 3.3%. Growth in the loan portfolio was comprised primarily of loans secured by one-to-four family real estate and consumer loans, which increased by $4.6 million and $3.5 million, respectively, during fiscal 1998, as compared to fiscal 1997.

At June 30, 1998, the Corporation's allowance for loan losses totaled $563,000, which represented .66% of total loans and 93.8% of nonperforming loans. The allowance totaled $478,000 at June 30, 1997, which represented .61% of total loans and 94.1% of nonperforming loans at that date. Nonperforming loans totaled $600,000 and $508,000 at June 30, 1998 and 1997, respectively, which represented
 .70% and .65% of total loans at those respective dates. Although management believes that its allowance for loan losses at June 30, 1998 was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's results of operations.

Deposits totaled $76.0 million at June 30, 1998, an increase of $3.0 million, or 4.2%, over the $72.9 million total reported at June 30, 1997. Growth in deposits resulted primarily from management's continuing efforts to sustain the Corporation's five year growth trend through a combination of marketing and pricing strategies. Such deposit growth consisted of $1.7 million in transaction accounts and $1.3 million in certificates of deposit.

Advances from the Federal Home Loan Bank totaled $15.6 million at June 30, 1998, an increase of $7.7 million, or 99.2%, over June 30, 1997 levels. Proceeds from such advances were used primarily to fund the purchase of a $5.0 million U.S. government agency bond, and to fund the growth in the loan portfolio.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Financial Condition Changes from June 30, 1997 to June 30, 1998 (continued)

Stockholders' equity totaled $10.3 million at June 30, 1998, a decrease of $770,000, or 6.9%, from June 30, 1997 levels. The decrease resulted primarily from repurchases of 216,730 (split-adjusted) shares of treasury stock at an aggregate price of $1.6 million, coupled with dividend payments on common stock totaling $271,000, which were partially offset by net earnings of $879,000.


Comparison of Results of Operations for the Fiscal Years Ended June 30, 1998 and 1997

General

The Corporation's net earnings totaled $879,000 for the fiscal year ended June 30, 1998, an increase of $290,000, or 49.2%, over the $589,000 of net earnings reported for fiscal 1997. The increase in earnings resulted primarily from the absence of a $304,000 one-time after tax charge recorded in fiscal 1997 reflecting the assessment to recapitalize the Savings Association Insurance Fund
(SAIF), coupled with a $139,000 increase in net interest income and a $57,000 increase in other income, which were partially offset by a $214,000 increase in general, administrative and other expense (excluding the one-time SAIF recapitalization pre-tax charge of $458,000) and a $136,000 increase in the provision for federal income taxes.

Net Interest Income

Total interest income for the fiscal year ended June 30, 1998, amounted to $7.5 million, an increase of $223,000, or 3.1%, over fiscal 1997. This increase was due primarily to a $3.8 million, or 4.1%, increase in the weighted-average balance of interest-earning assets outstanding, which was partially offset by an eight basis point decline in the average yield year to year, to 7.91% in fiscal 1998. Interest income on loans increased by $691,000, or 11.6%, due primarily to a $9.9 million, or 13.8%, increase in the average balance of loans outstanding year-to-year, partially offset by a 15 basis point decline in the average yield. Interest income on investment and mortgage-backed securities and interest-bearing deposits decreased by $468,000, or 34.7%, due primarily to a $6.1 million, or 31.4%, decrease in the average portfolio balance outstanding.

Interest expense on deposits increased by $255,000, or 7.7%, due primarily to a $4.1 million, or 5.8%, increase in the weighted-average balance of deposits outstanding, coupled with a nine basis point increase in the cost of deposits year to year, to 4.73% in fiscal 1998. Interest expense on borrowings decreased by $171,000, or 22.2%, during the current period, due primarily to an $842,000 decrease in the weighted-average balance of advances from the Federal Home Loan Bank outstanding, coupled with a 107 basis point decline in the average cost of borrowings, to 5.61% in fiscal 1998.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $139,000, or 4.3%, to a total of $3.4 million for the fiscal year ended June 30, 1998. The interest rate spread amounted to 3.07% in fiscal 1998 and 3.06% in fiscal 1997, while the net interest margin totaled approximately 3.54% in fiscal 1998, as compared to 3.53% in fiscal 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended June 30, 1998 and 1997 (continued)

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Association, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Association's market area, and other factors related to the collectibility of the Association's loan portfolio. As a result of such analysis, management recorded a $156,000 provision for losses on loans during the fiscal year ended June 30, 1998, an increase of $14,000, or 9.9%, over fiscal 1997.

Other Income

Other income increased by $57,000, or 40.7%, for the fiscal year ended June 30, 1998, compared to fiscal 1997, due primarily to an increase in service fees on deposit accounts and transactions.

General, Administrative and Other Expense

General, administrative and other expense totaled $2.1 million for the fiscal year ended June 30, 1998, a decrease of $244,000, or 10.5%, compared to fiscal 1997. This decrease resulted primarily from the $458,000 one-time charge recorded in fiscal 1997 attendant to the aforementioned SAIF recapitalization assessment.

Excluding the effects of the SAIF recapitalization assessment, general, administrative and other expense increased by $214,000, or 11.5%, due primarily to a $189,000, or 22.5%, increase in employee compensation and benefits, a $22,000, or 14.2%, increase in data processing and an $46,000, or 9.4%, increase in other operating expenses, which were partially offset by a $50,000 decrease in federal deposit insurance premiums. The increase in employee compensation and benefits resulted primarily from increased management staffing levels year to year, coupled with increased costs attendant to stock benefit plans and normal merit increases. The increase in data processing and other operating expense generally reflects the effects of the Corporation's overall growth year to year. The special one-time assessment to recapitalize the SAIF caused federal deposit insurance premiums to be significantly reduced beginning January 1, 1997.

Federal Income Taxes

The provision for federal income taxes increased by $136,000, or 44.2%, for the fiscal year ended June 30, 1998, as compared to fiscal 1997. This increase resulted primarily from the increase in net earnings before taxes of $426,000, or 47.5%. The effective tax rates were 33.6% and 34.3% for the fiscal years ended June 30, 1998 and 1997, respectively.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


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

As a result of the foregoing changes in interest income and expense, net interest income increased by $75,000, or 2.4%, to a total of $3.2 million for the fiscal year ended June 30, 1997, as compared to $3.1 million for fiscal 1996. The interest rate spread increased by four basis points, from 3.02% in fiscal 1996 to 3.06% in fiscal 1997, while the net interest margin declined by 20 basis points, from 3.73% in fiscal 1996 to 3.53% in fiscal 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


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

General, Administrative and Other Expense

General, administrative and other expense totaled $2.3 million for the fiscal year ended June 30, 1997, an increase of $515,000, or 28.5%, over the $1.8 million recorded in fiscal 1996. The increase was due primarily to a $392,000 increase in federal deposit insurance premiums as a result of the one-time SAIF assessment. Excluding the SAIF charge of $458,000, general administrative and other expenses increased by $57,000, or 3.2%. The increase in other expenses resulted primarily from a $112,000, or 15.4%, increase in employee compensation and benefits, a $22,000, or 21.0%, increase in occupancy and equipment and a $42,000, or 36.5%, increase in franchise taxes, which were partially offset by a $63,000, or 11.4%, decrease in other operating expense. The increase in employee compensation and benefits resulted from key employee additions and general merit increases. The increase in occupancy and equipment resulted primarily from increased expenses associated with additions and renovations to office space to accommodate growth.

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

                                                                     Year ended June 30,
                                                           1998                                 1997
                                               Average   Interest                    Average   Interest
                                            utstanding    earned/     Yield/     outstanding    earned/    Yield/
                                               balance       paid     rate           balance       paid    rate
Interest-earning assets:
  Loans receivable                             $81,586     $6,631         8.13%      $71,710     $5,940        8.28%
  Investment securities                         12,668        837         6.61        18,598      1,314        7.07
  Other interest-earning assets (1)                705         43         6.10           890         34        3.82
                                              --------    -------     --------      --------    -------    --------
         Total interest-earning assets          94,959      7,511         7.91        91,198      7,288        7.99

Non-interest-earning assets                      2,572                                 3,227
                                               -------                               -------

         Total assets                          $97,531                               $94,425
                                                ======                                ======

Interest-bearing liabilities:
  Deposits                                     $75,177      3,553         4.73       $71,071      3,298        4.64
  FHLB advances                                 10,695        600         5.61        11,537        771        6.68
                                                ------     ------     --------        ------     ------    --------
         Total interest-bearing liabilities     85,872      4,153         4.84        82,608      4,069        4.93
                                                            -----     --------                    -----    --------

Non-interest-bearing liabilities                   736                                   517
                                              --------                              --------

         Total liabilities                      86,608                                83,125

Stockholders' equity                            10,923                                11,300
                                                ------                                ------

         Total liabilities and
           stockholders' equity                $97,531                               $94,425
                                                ======                                ======

Net interest income/interest
rate spread                                                 $3,358         3.07%                  $3,219        3.06%
                                                             =====     ========                    =====    ========

Net interest margin (2)                                                    3.54%                                3.53%
                                                                        ========                             ========

Ratio of interest-earning assets to
  interest-bearing liabilities                                           110.58%                              110.40%
                                                                          ======                               ======


                                                    Year ended June 30,
                                                              1996
                                                  Average   Interest
                                              outstanding    earned/    Yield/
                                                  balance       paid    rate
Interest-earning assets:
  Loans receivable                               $62,012     $5,376        8.67%
  Investment securities                           20,370      1,313        6.45
  Other interest-earning assets (1)                1,871         81        4.33
                                                 -------    -------    --------
         Total interest-earning assets            84,253      6,770        8.04

Non-interest-earning assets                          419
                                                --------

         Total assets                            $84,672
                                                  ======

Interest-bearing liabilities:
  Deposits                                       $70,151      3,497        4.98
  FHLB advances                                    2,123        129        6.08
                                                 -------     ------    --------
         Total interest-bearing liabilities       72,274      3,626        5.02
                                                              -----    --------

Non-interest-bearing liabilities                     495
                                                --------

         Total liabilities                        72,769

Stockholders' equity                              11,903
                                                  ------

         Total liabilities and
           stockholders' equity                  $84,672
                                                  ======

Net interest income/interest
rate spread                                                  $3,144        3.02%
                                                              =====     ========

Net interest margin (2)                                                    3.73%
                                                                        ========

Ratio of interest-earning assets to
  interest-bearing liabilities                                           116.57%
                                                                        ========



(1) Comprised principally of interest-bearing deposits. (2) Net interest income divided by average interest-earning assets.

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

                                                                            Year ended June 30,
                                                              1998 vs. 1997                          1997 vs. 1996
                                                        Increase                             Increase
                                                       (decrease)           Total           (decrease)            Total
                                                         due to         increase/             due to          increase/
                                                    Rate     Volume    (decrease)          Rate     Volume   (decrease)
                                                                                (In thousands)
Interest-earning assets:
  Loans                                            $(110)      $801          $691         $(229)      $793         $564
  Investment securities                              (81)      (396)         (477)          127       (126)           1
  Interest-earning deposits and other                 17         (8)            9            (8)       (39)         (47)
                                                   -----      -----         -----        ------       ----         ----
       Total interest-earning  assets              $(174)      $397           223         $(110)      $628          518
                                                    ====        ===                        ====        ===

Interest-bearing liabilities:
  Deposits                                        $   64       $191           255         $(237)     $  38         (199)
  Advances from Federal Home Loan Bank              (118)       (53)         (171)           28        614          642
                                                    ----       ----           ---         -----        ---          ---
       Total interest-bearing liabilities         $  (54)      $138            84         $(209)      $652          443
                                                   =====        ===          ----          ====        ===          ---

Increase in net interest income                                              $139                                 $  75
                                                                              ===                                  ====


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

Although the Corporation emphasizes the origination of single-family residential ARMs, originations of such loans have been difficult due to the preference of the Corporation's customers for fixed-rate residential mortgage loans in the low interest rate environment that has prevailed for the past five years. Despite this preference for fixed-rate originations, as a consequence of management's continuing efforts, $45.3 million, or 67.4%, of the Corporation's portfolio of one-to-four family residential mortgage loans consisted of ARMs at June 30, 1998. In addition, at June 30, 1998, another $4.9 million, or 5.7%, of the Corporation's total loan portfolio consisted of other types of loans with adjustable interest rates.

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

The interest rate spread is the principal determinant of First Federal's income. The interest rate spread, and therefore net interest income, can vary considerably over time because asset and liability repricing do not coincide. Moreover, the long-term and cumulative effect of interest rate changes can be substantial. Interest rate risk is defined as the sensitivity of an institution's earnings and net asset values to changes in interest rates. The management and Board of Directors attempt to manage First Federal's exposure to interest rate risk in a manner to maintain the projected four-quarter percentage change in net interest income and the projected change in the market value of portfolio equity within limits established by the Board of Directors, assuming a permanent and instantaneous parallel shift in interest rates.

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

At June 30, 1998, 2% of the present value of First Federal's assets was approximately $2.0 million. Because the interest rate risk of a 200 basis point increase or decrease in market interest rates did not exceed $2.0 million at June 30, 1998, First Federal would not have been required to reduce its capital in determining whether First Federal met its risk-based capital requirement.

The table below shows the increase and decrease of NPV under different interest rate scenarios at June 30, 1998.

                                     Estimated
Change in                             NPV as a
Interest Rates     Estimated        Percentage           Amount
(basis points)           NPV         of Assets        of Change         Percent
+400                  $6,131         6.28%                $(380)          (6)%
+300                   6,806         6.86                   295            5
+200                   7,131         7.10                   620           10
+100                   6,978         6.88                   467            7
 -                     6,511         6.38                    -             -
-100                   6,300         6.11                  (211)          (3)
-200                   6,259         6.00                  (252)          (4)
-300                   6,467         6.11                   (44)          (1)
-400                   6,778         6.30                   267            4


In the event that interest rates should rise from recent levels, First Federal's net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect First Federal's earnings due to diminished loan demand.

                         LIQUIDITY AND CAPITAL RESOURCES

The Corporation's primary sources of funds are deposits, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities and funds provided by operations. While scheduled loan and investment securities repayments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the movement of interest rates in general, economic conditions and competition. The Corporation manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable. In addition, the Corporation invests excess funds in FHLB overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Corporation has been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Association may borrow from the FHLB of Cincinnati and has access to the Federal Reserve Bank discount window. The Association has borrowed from the FHLB of Cincinnati as part of its asset/liability management strategy to match payments on the advances to the stream of income from its recently originated fixed rate one-to-four family residential loan portfolio and its investment in U.S. government agency bonds. As of June 30, 1998, the Association had $15.6 million of advances outstanding.

Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as FHLB of Cincinnati overnight deposits. On a longer term basis, the Corporation maintains a strategy of investing in various investment securities and lending products. At June 30, 1998, the total approved mortgage-loan commitments outstanding amounted to $1.7 million. At the same date, the Corporation had maximum exposure for loan commitments under unfunded loans and unused lines of credit totaling $2.5 million.

During fiscal 1998, the Corporation had positive cash flows from operating activities and financing activities and negative cash flows from investing activities which resulted in a net increase in cash and cash equivalents for the year totaling $383,000.

During fiscal 1997, the Corporation had positive cash flows from operating activities, and negative cash flows from investing and financing activities which resulted in a net increase in cash and cash equivalents for the year totaling $501,000.

Operating activities provided cash as net interest income exceeded general and administrative expenses. Investing activities used cash primarily as a result of loan originations and purchases of investment securities exceeding principal repayments. Cash flows from financing activities increased during fiscal 1998 primarily due to proceeds from Federal Home Loan Bank advances, and decreased during fiscal 1997 due to net repayments on borrowings.

The Association is required by the Office of Thrift Supervision ("OTS") to maintain average daily balances of liquid assets and short-term liquid assets (as defined) in amounts equal to 4% and 1%, respectively, of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows.
The Association's average monthly liquidity ratio and short-term liquid assets ratio at June 30, 1998 was 18.1%.

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


                        RECENT ACCOUNTING PRONOUNCEMENTS

In June 1996, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

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

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management adopted SFAS No. 125 during fiscal 1998, as required, without material effect on the Corporation's consolidated financial position or results of operations.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material impact on the Corporation's financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 is not expected to have a material impact on the Corporation's financial statements.


                                  OTHER MATTERS

As with most providers of financial services, the Association's operations are heavily dependent on information technology systems. The Association is addressing the potential problems associated with the possibility that the computers that control or operate the Association's information technology system and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data. The Association is working with the companies that supply or service its information technology systems to identify and remedy any year 2000 related problems.

The Year 2000 compliance matter is progressing satisfactorily. We have an internal committee which includes an outside director who meet regularly and report to the board as needed or at least quarterly. All of our internal systems have been checked and some have been updated to meet requirements. Our service bureau has purchased a new main frame computer that is Year 2000 compliant, and they are in the process of testing all of their customers to make sure the system is working as planned. We continue to work with all of our suppliers to assure that our customers will have no interruption of services on January 3, 2000.

As of the date of this Annual Report, the Association has not identified any material expenses that are reasonably likely to be incurred by the Association in connection with this issue and does not expect to incur significant expense to implement the necessary corrective measures. No assurance can be given, however, that significant expense will not be incurred in future periods. In the unlikely event that the Association is ultimately required to purchase replacement computer systems, programs and equipment, or incur substantial expense to make the Association's current systems, programs and equipment year 2000 compliant, the Association's net earnings and financial condition could be adversely affected.

In addition to possible expense related to its own systems, the Association could incur losses if loan payments are delayed due to year 2000 problems affecting any major borrowers in the Association's primary market area. Because the Association's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and the Association's primary market area is not significantly dependent upon one employer or industry, the Association does not expect any significant or prolonged difficulties that will affect net earnings or cash flow.

               Report of Independent Certified Public Accountants

Board of Directors
Community Investors Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Community Investors Bancorp, Inc. as of June 30, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years ended June 30, 1998, 1997 and 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community Investors Bancorp, Inc. as of June 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the years ended June 30, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.


GRANT THORNTON LLP



Cincinnati, Ohio
August 20, 1998


                        Community Investors Bancorp, Inc.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                        (In thousands, except share data)

         ASSETS                                                                                1998                1997
Cash and due from banks                                                                  $    1,279            $  1,905
Federal funds sold                                                                              572                  60
Interest-bearing deposits in other financial institutions                                       942                 445
                                                                                         ----------            --------
         Cash and cash equivalents                                                            2,793               2,410

Investment securities available for sale - at market                                          5,485               1,498
Investment securities - at amortized cost, approximate market value of
  $7,317 and $8,216 as of June 30, 1998 and 1997                                              7,285               8,258
Mortgage-backed securities - at amortized cost, approximate market value
  of $1,214 and $1,714 as of June 30, 1998 and 1997                                           1,269               1,732
Loans receivable - net                                                                       83,574              76,446
Property acquired in settlement of loans - net                                                   58                  71
Office premises and equipment - at depreciated cost                                             600                 618
Federal Home Loan Bank stock - at cost                                                          825                 768
Accrued interest receivable on loans                                                            114                  89
Accrued interest receivable on mortgage-backed securities                                         7                  12
Accrued interest receivable on investments and interest-bearing deposits                        233                 142
Prepaid expenses and other assets                                                               150                 146
Deferred federal income tax asset                                                               142                 114
                                                                                         ----------            --------

         Total assets                                                                      $102,535             $92,304
                                                                                            =======              ======

         LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                                  $  75,955             $72,911
Advances from the Federal Home Loan Bank                                                     15,558               7,810
Advances by borrowers for taxes and insurance                                                     5                   7
Accrued interest payable                                                                        342                 290
Other liabilities                                                                               226                 149
Accrued federal income taxes                                                                    106                  24
                                                                                         ----------           ---------
         Total liabilities                                                                   92,192              81,191

Commitments                                                                                      -                   -

Stockholders' equity
  Preferred stock, 1,000,000 shares of no par value authorized,
    no shares issued                                                                             -                   -
  Common stock, 4,000,000 shares authorized, $.01 par value; 1,660,850
    and 1,107,171 shares issued at June 30, 1998 and 1997, respectively                          17                  11
  Additional paid-in capital                                                                  6,908               6,827
  Retained earnings, restricted                                                               7,742               7,142
  Shares acquired by stock benefit plans                                                       (759)               (890)
  Less 394,530 and 177,800 shares of treasury stock at June 30, 1998
    and 1997, respectively - at cost                                                         (3,551)             (1,971)
  Unrealized losses on securities designated as available for sale,
    net of related tax benefits                                                                 (14)                 (6)
                                                                                        -----------          ----------
         Total stockholders' equity                                                          10,343              11,113
                                                                                           --------              ------

         Total liabilities and stockholders' equity                                        $102,535             $92,304
                                                                                            =======              ======



The accompanying notes are an integral part of these statements.

                        Community Investors Bancorp, Inc.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                           For the year ended June 30,
                        (In thousands, except share data)

                                                                                1998             1997              1996
Interest income
  Loans                                                                       $6,631           $5,940            $5,376
  Mortgage-backed securities                                                      98              135               181
  Investment securities                                                          739            1,179             1,132
  Interest-bearing deposits and other                                             43               34                81
                                                                             -------          -------           -------
         Total interest income                                                 7,511            7,288             6,770

Interest expense
  Deposits                                                                     3,553            3,298             3,497
  Borrowings                                                                     600              771               129
                                                                              ------           ------            ------
         Total interest expense                                                4,153            4,069             3,626
                                                                               -----            -----             -----

         Net interest income                                                   3,358            3,219             3,144

Provision for losses on loans                                                    156              142               159
                                                                              ------           ------            ------

         Net interest income after provision
           for losses on loans                                                 3,202            3,077             2,985

Other income
  Gain on sale of investment securities                                           -                -                 59
  Loss on sale of property acquired in settlement of loans                        (1)              -                (10)
  Other operating                                                                198              140               115
                                                                              ------           ------            ------
         Total other income                                                      197              140               164

General, administrative and other expense
  Employee compensation and benefits                                           1,028              839               727
  Occupancy and equipment                                                        139              127               105
  Federal deposit insurance premiums                                              46              554               162
  Franchise taxes                                                                152              157               115
  Data processing                                                                177              155               145
  Other operating                                                                534              488               551
                                                                              ------           ------            ------
         Total general, administrative and other expense                       2,076            2,320             1,805
                                                                               -----            -----             -----

         Earnings before income taxes                                          1,323              897             1,344

Federal income taxes
  Current                                                                        469               299              429
  Deferred                                                                       (25)               9                29
                                                                             -------         --------           -------
         Total federal income taxes                                              444              308               458
                                                                              ------           ------            ------

         NET EARNINGS                                                        $   879          $   589           $   886
                                                                              ======           ======            ======

         EARNINGS PER SHARE
           Basic                                                                $.70             $.44              $.59
                                                                                 ===              ===               ===

           Diluted                                                              $.68             $.44              $.59
                                                                                 ===              ===               ===


The accompanying notes are an integral part of these statements.


                        Community Investors Bancorp, Inc.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS'EQUITY
                For the years ended June 30, 1998, 1997 and 1996
                        (In thousands, except share data)
                                                                                                              Unrealized
                                                                                                                   gains
                                                                                                             (losses) on
                                                                                            Shares            securities
                                                                                          acquired            designated
                                                                  Additional              by stock                    as
                                                          Common     paid-in   Retained    benef     Treasury  available
                                                           stock     capital   earnings      plans     shares   for sale     Total
Balance at July 1, 1995                                   $    7      $6,785     $6,028      $(561)   $    -      $  37    $12,296

Purchase of shares for stock benefit plans                    -           -          -        (464)        -         -        (464)
Purchase of treasury shares, at cost                          -           -          -          -      (1,117)       -      (1,117)
Amortization of stock benefit plan expense                    -           15         -          30         -         -          45
Net earnings for the year ended June 30, 1996                 -           -         886         -          -         -         886
Cash dividends of $.072 per share                             -           -        (118)        -          -         -        (118)
Unrealized losses on securities designated as
  available for sale, net of related tax benefits             -           -          -          -          -        (42)       (42)
                                                              --       -----      -----        ---     ------      ----     ------

Balance at June 30, 1996                                       7       6,800      6,796       (995)    (1,117)       (5)    11,486

Purchase of treasury shares, at cost                          -           -          -          -        (854)       -        (854)
Amortization of stock benefit plan expense                    -           27         -         105         -         -         132
Net earnings for the year ended June 30, 1997                 -           -         589         -          -         -         589
Cash dividends of $.18 per share                              -           -        (238)        -          -         -        (238)
Effect of 3-for-2 stock split, including cash in lieu
  of fractional shares                                         4          -          (5)        -          -         -          (1)
Unrealized losses on securities designated as
  available for sale, net of related tax benefits             -           -          -          -          -         (1)        (1)
                                                              --       -----      -----        ---     ------     -----     ------

Balance at June 30, 1997                                      11       6,827      7,142       (890)    (1,971)       (6)    11,113

Purchase of treasury shares, at cost                          -           -          -          -      (1,580)       -      (1,580)
Amortization of stock benefit plan expense                    -           81         -         131         -         -         212
Net earnings for the year ended June 30, 1998                 -           -         879         -          -         -         879
Cash dividends of $.32 per share                              -           -        (271)        -          -         -        (271)
Effect of 3-for-2 stock split, including cash in lieu
  of fractional shares                                         6          -          (8)        -          -         -          (2)
Unrealized losses on securities designated as
  available for sale, net of related tax benefits             -           -          -          -          -         (8)        (8)
                                                              --       -----      -----        ---     ------     -----     ------

Balance at June 30, 1998                                   $  17      $6,908     $7,742      $(759)   $(3,551)    $ (14)   $10,343
                                                            ====       =====      =====       ====     ======      ====     ======


The accompanying notes are an integral part of these statements.
                                       27

                        Community Investors Bancorp, Inc.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           For the year ended June 30,
                                 (In thousands)


                                                                                    1998            1997           1996
Cash flows from operating activities:
  Net earnings for the year                                                    $     879       $     589      $     886
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of discounts and premiums on loans,
      investments and mortgage-backed securities - net                               (53)            (10)           (49)
    Amortization of deferred loan origination fees                                   (90)            (38)           (54)
    Depreciation and amortization                                                     53              52             39
    Provision for losses on loans                                                    156             142            159
    Amortization of stock benefit plan expense                                       212             132             45
    Loss on sale of property acquired in settlement of loans                           1              -              10
    Federal Home Loan Bank stock dividends                                           (57)            (49)           (38)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                           (25)            (23)            13
      Accrued interest receivable on mortgage-backed securities                        5               7              8
      Accrued interest receivable on investments and
        interest-bearing deposits                                                    (91)            109             61
      Prepaid expenses and other assets                                               (9)            (37)            (6)
      Accrued interest payable                                                        52              -             (26)
      Other liabilities                                                               77              (7)            24
      Federal income taxes
        Current                                                                       82             (30)            48
        Deferred                                                                     (25)              9             29
                                                                               ---------      ----------      ---------
         Net cash provided by operating activities                                 1,167             846          1,149

Cash flows provided by (used in) investing activities:
  Proceeds from maturity of investment securities                                  5,646          10,338          9,257
  Proceeds from sale of securities designated as available-for-sale                   -               -             224
  Purchase of investment securities designated as available for sale              (4,992)           (999)        (5,000)
  Purchase of investment securities designated as held to maturity                (3,621)             -          (5,100)
  Principal repayments on mortgage-backed securities                                 463           1,056          1,009
  Purchase of loans                                                                  (60)           (250)          (672)
  Loan principal repayments                                                       20,421          16,529         10,701
  Loan disbursements                                                             (27,732)        (26,839)       (16,906)
  Purchase of office premises and equipment                                          (35)           (145)          (232)
  Proceeds from sale of property acquired in settlement of loans                     189             275            291
  Purchase of Federal Home Loan Bank stock                                            -             (144)            -
                                                                                 -------        --------        ------
         Net cash used in investing activities                                    (9,721)           (179)        (6,428)
                                                                                 -------        --------        -------

         Net cash provided by (used in) operating and investing
           activities (subtotal carried forward)                                  (8,554)            667         (5,279)
                                                                                 -------        --------        -------



                        Community Investors Bancorp, Inc.

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                           For the year ended June 30,
                                 (In thousands)


                                                                                    1998            1997           1996
         Net cash provided by (used in) operating and investing
           activities (subtotal brought forward)                                 $(8,554)      $     667        $(5,279)

Cash flows provided by financing activities:
  Net increase (decrease) in deposit accounts                                      3,044           3,000           (553)
  Proceeds from Federal Home Loan Bank advances                                   25,950          23,050          8,950
  Repayment of Federal Home Loan Bank advances                                   (18,202)        (25,124)          (581)
  Advances by borrowers for taxes and insurance                                       (2)              1             (6)
  Purchase of shares for stock benefit plans                                          -               -            (464)
  Purchase of treasury stock                                                      (1,580)           (854)        (1,117)
  Dividends on common stock                                                         (273)           (239)          (118)
                                                                                 -------        --------        -------
         Net cash provided by (used in) financing activities                       8,937            (166)         6,111
                                                                                  ------        --------         ------

Net increase in cash and cash equivalents                                            383             501            832

Cash and cash equivalents at beginning of year                                     2,410           1,909          1,077
                                                                                  ------         -------         ------

Cash and cash equivalents at end of year                                         $ 2,793        $  2,410        $ 1,909
                                                                                  ======         =======         ======


Supplemental disclosure of cash flow information:
 Cash paid during the year for:
    Federal income taxes                                                        $    404       $     275       $    400
                                                                                 =======        ========        =======

    Interest on deposits and borrowings                                          $ 4,101        $  4,069        $ 3,652
                                                                                  ======         =======         ======

Supplemental disclosure of noncash investing activities:
  Transfers from loans to property acquired in settlement of loans              $    177       $     265       $    275
                                                                                 =======        ========        =======

  Unrealized losses on securities designated as available
    for sale, net of related tax benefits                                       $     (8)      $      (1)      $    (42)
                                                                                 =======        ========        =======











The accompanying notes are an integral part of these statements.

                        Community Investors Bancorp, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 1998, 1997 and 1996



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

                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities (continued)

    At June 30, 1998 and 1997, the Corporation's stockholders' equity reflected net unrealized losses on securities designated as available for sale of $14,000 and $6,000, respectively.

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

                          June 30, 1998, 1997 and 1996


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

    The Association accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Association's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

    A loan is defined as impaired under SFAS No. 114 when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Association considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Association's investment in multi-family and nonresidential loans, and its evaluation of impairment thereof, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

    It is the Association's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At June 30, 1998 and 1997, the Association had no loans that would be defined as impaired under SFAS No. 114.

                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


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

    7.  Property Acquired in Settlement of Loans

    Property acquired in settlement of loans is carried at the lower of the loan's unpaid principal balance (cost) or the fair value of collateral less estimated selling expenses at the date of acquisition. Loss provisions are recorded if the property's fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding property acquired through foreclosure, net of rental income, are charged against earnings as incurred.

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

                          June 30, 1998, 1997 and 1996


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

    9.  Benefit Plans

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense recognized related to the ESOP totaled approximately $150,000, $102,000 and $86,000 for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

    The Corporation also has a Management Recognition Plan ("MRP"). During fiscal 1996, the MRP purchased 66,430 shares of the Corporation's common stock in the open market. As of June 30, 1998, the Corporation had awarded 63,800 shares under the MRP, leaving 2,630 shares available for allocation at June 30, 1998. Common stock granted under the MRP vests ratably over a five year period, commencing with the date of grant. A provision of $143,000, $63,000 and $27,000 related to the MRP was charged to expense for the fiscal years ended June 30, 1998, 1997 and 1996, respectively. All share total references herein have been adjusted for the 3-for-2 stock splits in fiscal 1998 and 1997.

    10.  Earnings Per Share

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the period less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding, which gives effect to a reduction for 99,427, 112,861 and 126,224 weighted-average unallocated shares held by the ESOP, totaled 1,248,309, 1,342,619 and 1,510,689 for the fiscal years ended June 30, 1998,
    1997 and 1996, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,287,095, 1,350,245 and 1,511,163 for the fiscal years ended

                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  Earnings Per Share (continued)

    June 30, 1998, 1997 and 1996, respectively. Options to purchase 10,792 and 33,210 shares of common stock with a weighted average exercise price of $7.89 and $7.33 were outstanding at June 30, 1997 and 1996, respectively, but were excluded from the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares.

    Effective during the fiscal year ended June 30, 1998, the Corporation began presenting earnings per share pursuant to the provisions of SFAS No. 128, "Earnings per Share." Accordingly, the fiscal 1997 and 1996 earnings per share presentation has been revised to conform to SFAS No. 128.

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

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 1998 and 1997:

                  Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

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

                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    11.  Fair Value of Financial Instruments (continued)

               Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

               Deposits: The fair value of NOW accounts, passbook accounts and advances by borrowers are deemed to approximate the amounts payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

               Advances from Federal Home Loan Bank: The fair value of advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

               Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 1998 and 1997 was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:

                                                                      1998                          1997
                                                          Carrying            Fair       Carrying         Fair
                                                             value           value          value        value
                                                                                 (In thousands)
    Financial assets
      Cash and cash equivalents                         $    2,793      $    2,793       $  2,410     $  2,410
      Investment securities                                 12,770          12,802          9,756        9,714
      Mortgage-backed securities                             1,269           1,214          1,732        1,714
      Loans receivable                                      83,574          83,371         76,446       78,142
      Federal Home Loan Bank stock                             825             825            768          768
                                                        ----------      ----------       --------     --------

                                                          $101,231        $101,005        $91,112      $92,748
                                                           =======         =======         ======       ======

    Financial liabilities
      Deposits                                           $  75,955       $  76,157        $72,911      $73,071
      Advances from the Federal Home Loan Bank              15,558          15,553          7,810        7,803
      Advances by borrowers for taxes and insurance              5               5              7            7
                                                      ------------      ----------     ----------   ----------

                                                         $  91,518       $  91,715        $80,728      $80,881
                                                          ========        ========         ======       ======


                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     12. Cash and Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

     13. Reclassifications

     Certain prior year amounts have been reclassified to conform to the 1998 consolidated financial statement presentation.


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    Carrying values and estimated fair values of investment securities held to maturity at June 30 are summarized as follows:

                                                1998                                 1997
                                                     Estimated                            Estimated
                                    Carrying              fair            Carrying             fair
                                       value             value               value            value
                                                              (In thousands)
    U. S. Government and
      agency obligations              $6,705            $6,737              $8,008           $7,966
    Municipal obligations                580               580                 250              250
                                      ------            ------              ------           ------

                                      $7,285            $7,317              $8,258           $8,216
                                       =====             =====               =====            =====

    At June 30, 1998, the market value of the Corporation's investment securities exceeded the cost carrying value by $32,000, comprised of $48,000 in gross unrealized gains and $16,000 in gross unrealized losses. At June 30, 1997, the market value decline of the Corporation's investment securities below cost carrying value totaled $42,000, consisting of $50,000 in gross unrealized gains and $92,000 in gross unrealized losses.

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities designated as available for sale at June 30, are summarized as follows:

                                                               1998
                                                         Gross             Gross        Estimated
                                    Amortized       unrealized        unrealized             fair
                                         cost            gains            losses            value
                                                            (In thousands)
    U.S. Government and
      agency obligations               $5,018             $ -               $  8           $5,010
    Mutual funds                          488               -                 13              475
                                       ------              ---                --           ------

                                       $5,506             $ -                $21           $5,485
                                        =====              ===                ==            =====


                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

                                                            1997
                                                      Gross             Gross        Estimated
                                 Amortized       unrealized        unrealized             fair
                                      cost            gains            losses            value
                                                         (In thousands)
    U.S. Government and
      agency obligations            $1,020           $    1             $  -            $1,021
    Mutual funds                       488               -                 11              477
                                    ------               --              ----           ------

                                    $1,508           $    1             $  11           $1,498
                                     =====            =====              ====            =====

     The amortized cost and estimated fair value of U.S. Government agency and municipal obligations designated as held to maturity, by contractual term to maturity at June 30 are shown below:

                                                     1998                           1997
                                                       Estimated                        Estimated
                                        Amortized           fair         Amortized           fair
                                             cost          value              cost          value
                                                               (In thousands)
    Due in three years or less             $3,397         $3,404            $3,090         $3,056
    Due after three years through
      five years                            2,023          2,044             1,332          1,342
    Due after five years                    1,865          1,869             3,836          3,818
                                            -----          -----             -----          -----

                                           $7,285         $7,317            $8,258         $8,216
                                            =====          =====             =====          =====

     The amortized cost and estimated fair value of U.S. Government and agency securities, designated as available for sale at June 30, by contractual terms to maturity, are shown below:

                                                     1998                           1997
                                                       Estimated                        Estimated
                                        Amortized           fair         Amortized           fair
                                             cost          value              cost          value
                                                               (In thousands)
    Due in three years or less             $4,993         $4,985            $   -          $   -
    Due in three through five years            25             25             1,020          1,021
                                          -------        -------             -----          -----

                                           $5,018         $5,010            $1,020         $1,021
                                            =====          =====             =====          =====


                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 1998 and 1997 are summarized as follows:

                                                                        1998
                                                               Gross             Gross      Estimated
                                         Amortized        unrealized        unrealized           fair
                                              cost             gains            losses          value
                                                                  (In thousands)
      Held to maturity:
      Federal Home Loan
        Mortgage Corporation
        participation certificates          $  175            $    6               $-         $   181
      Government National
        Mortgage Association
        participation certificates             385                 7                -             392
      Federal National
        Mortgage Association
        participation certificates             709                -                 68            641
                                            ------                --              ----         ------
         Total mortgage-backed
           securities                       $1,269             $  13             $  68         $1,214
                                             =====              ====              ====          =====



                                                                         1997
                                                                Gross             Gross      Estimated
                                          Amortized        unrealized        unrealized           fair
                                               cost             gains            losses          value
                                                                   (In thousands)
    Held to maturity:
      Federal Home Loan
        Mortgage Corporation
        participation certificates          $   275              $  5               $-         $   280
      Government National
        Mortgage Association
        participation certificates              511                13                -             524
      Federal National
        Mortgage Association
        participation certificates              946                 9                45            910
                                             ------               ---              ----         ------
         Total mortgage-backed
           securities                        $1,732               $27             $  45         $1,714
                                              =====                ==              ====          =====


                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                              June 30,
                                                     1998                1997
                                                           (In thousands)
    Due within three years                       $     36            $     85
    Due in three to five years                          5                  74
    Due in five to ten years                          105                 231
    Due in ten to twenty years                         45                 740
    Due after twenty years                          1,078                 602
                                                    -----              ------

                                                   $1,269              $1,732
                                                    =====               =====


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is as follows:

                                                         1998            1997
                                                             (In thousands)
    Residential real estate
      One-to-four family                              $67,205         $62,584
      Multi-family                                        500           1,093
      Construction                                      1,026           1,284
    Nonresidential real estate and land                 4,744           4,039
    Mobile home loans                                   1,988           3,003
    Consumer and other                                  9,912           6,398
                                                      -------         -------
                                                       85,375          78,401
    Less:
      Undisbursed portion of loans in process             930           1,137
      Deferred loan origination fees                      308             340
      Allowance for loan losses                           563             478
                                                     --------        --------

                                                      $83,574         $76,446
                                                       ======          ======

    The Association's lending efforts have historically focused on one-to-four family and multi-family residential real estate loans, which comprise approximately $67.8 million, or 81%, of the total loan portfolio at June 30, 1998 and $63.8 million, or 83%, of the total loan portfolio at June 30, 1997. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of northern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Association's primary lending area are presently stable.

                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


NOTE C - LOANS RECEIVABLE (continued)

    In the normal course of business, the Association has made loans to some of its directors, officers and employees. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. Loans to directors and officers totaled approximately $997,000 and $989,000 at June 30, 1998 and 1997, respectively. During the year ended June 30, 1998, there were $436,000 in loans disbursed to directors and officers, while principal repayments of $428,000 were received.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                            1998            1997           1996
                                                        (In thousands)
    Balance at beginning of year            $478            $459           $399
    Provision for loan losses                156             142            159
    Charge-offs of loans                     (87)           (131)          (102)
    Recoveries                                16               8              3
                                            ----           -----          -----

    Balance at end of year                  $563            $478           $459
                                             ===             ===            ===

     As of June 30, 1998, the Association's allowance for loan losses was comprised of a general loss allowance of $466,000, which is includible as a component of regulatory risk-based capital and a specific loss allowance of $97,000.

     Nonperforming and nonaccrual loans totaled approximately $600,000, $508,000 and $636,000 at June 30, 1998, 1997 and 1996, respectively.

     During the years ended June 30, 1998, 1997 and 1996, interest income of approximately $29,000, $16,000 and $22,000, respectively, would have been recognized had nonperforming loans been performing in accordance with their contractual terms.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30 are comprised of the following:

                                                     1998                1997
                                                          (In thousands)
    Land and improvements                           $  93            $     90
    Office buildings and improvements                 539                 537
    Furniture, fixtures and equipment                 242                 549
                                                      ---              ------
                                                      874               1,176
      Less accumulated depreciation and
        amortization                                  274                 558
                                                      ---              ------

                                                     $600             $   618
                                                      ===              ======

                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

Deposit type and weighted-
average interest rate                                         1998                  1997
                                                                     (In thousands)
NOW accounts
  1998 - 2.39%                                            $  8,757
  1997 - 2.52%                                                                  $  7,710
Passbook
  1998 - 3.25%                                              16,139
  1997 - 3.24%                                                                    15,454
Total demand, transaction and
  passbook deposits                                         24,896                23,164

Certificates of deposit
  Original maturities of:
    Less than 12 months
      1998 - 5.07%                                           7,360
      1997 - 4.97%                                                                 7,347
    12 months to 24 months
      1998 - 5.64%                                          23,752
      1997 - 5.53%                                                                22,980
    30 months to 36 months
      1998 - 5.75%                                           3,892
      1997 - 6.01%                                                                 3,786
    More than 36 months
      1998 - 6.23%                                           3,356
      1997 - 6.21%                                                                 2,571
  Individual retirement accounts
    1998 - 5.65%                                            12,699
    1997 - 5.65%                                                                  13,063
                                                            ------                ------
Total certificates of deposit                               51,059                49,747
                                                            ------                ------

Total deposit accounts                                     $75,955               $72,911
                                                            ======                ======

At June 30, 1998 and 1997, the Association had certificates of deposit accounts with balances in excess of $100,000 totaling $2.8 million and $5.2 million, respectively.

                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the year ended June 30 is summarized as follows:

                                        1998           1997           1996
                                                 (In thousands)
    Passbook                         $   503        $   502        $   544
    NOW accounts                         226            153            180
    Certificates of deposit            2,824          2,643          2,773
                                       -----          -----          -----

                                      $3,553         $3,298         $3,497
                                       =====          =====          =====

     Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                                        1998           1997
                                                           (In thousands)
    Less than one year                               $40,446        $35,484
    One to three years                                 9,426         13,475
    Over three years                                   1,187            788
                                                     -------       --------

                                                     $51,059        $49,747
                                                      ======         ======



NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 1998 by pledges of certain residential mortgage loans totaling $23.3 million, and the Association's investment in Federal Home Loan Bank stock, are summarized as follows:

                            Maturing  year
    Interest rate           ending June 30,                    1998                1997
                                                                     (In thousands)
    5.60 - 6.65%                   1998                    $     -               $6,550
    6.45%                          1999                       1,000                  -
    5.78%                          2003                       6,000                  -
    5.15 - 7.05%                   2008                       8,558               1,260
                                                            -------               -----

                                                            $15,558              $7,810
                                                             ======               =====

    Weighted-average interest rate                             5.58%               6.46%
                                                               ====                ====


                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


NOTE H - FEDERAL INCOME TAXES

     Federal income taxes differ from the amounts computed at the statutory corporate tax rate as follows for the years ended June 30:

                                                             1998           1997           1996
                                                                      (In thousands)
    Federal income taxes computed at
      statutory rate                                         $450           $305           $457
    Increase (decrease) in taxes resulting from:
      Other (primarily tax-exempt interest in 1998)            (6)             3              1
                                                            -----          -----          -----
    Federal income tax provision per consolidated
      statements of earnings                                 $444           $308           $458
                                                              ===            ===            ===

     The composition of the Corporation's net deferred tax asset at June 30 is as follows:

                                                                   1998           1997
                                                                       (In thousands)
     Taxes (payable) refundable on temporary
     differences at estimated corporate tax rate:
       Deferred tax assets:
         General loan loss allowance                               $158           $152
         Deferred loan origination fees                             105             57
         Unrealized loss on securities designated as
           available for sale                                         7              4
         Other                                                       50             22
                                                                   ----           ----
           Total deferred tax assets                                320            235

       Deferred tax liabilities:
         Percentage of earnings bad debt deduction                   (9)            (9)
         Federal Home Loan Bank stock dividends                    (132)          (112)
         Book/tax depreciation                                      (37)            -
                                                                   ----             -
           Total deferred tax liabilities                          (178)          (121)
                                                                    ---            ---

           Net deferred tax asset                                  $142           $114
                                                                    ===            ===


                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


NOTE H - FEDERAL INCOME TAXES (continued)

    The Association was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 1998, includes approximately $1.2 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction at June 30, 1998 is approximately $400,000. See Note M for additional information regarding the Association's future percentage of earnings bad debt deductions.


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

    At June 30, 1998, the Association had outstanding commitments of approximately $1.7 million to originate loans. Additionally, the Association was obligated under unused lines of credit totaling $1.6 million. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 1998, and will be funded from normal cash flow from operations.


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

                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


NOTE J - REGULATORY CAPITAL (continued)

    Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. A recent OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4% - 5% of adjusted total assets for substantially all savings institutions. Management anticipates no material change to the Association's present excess regulatory capital position as a result of this change in the regulatory capital requirement. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Association multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

    During the 1998 fiscal year, the Association was notified from its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Association must maintain minimum capital ratios as set forth in the following table.

    As of June 30, 1998 and 1997, management believes that the Association met all capital adequacy requirements to which it is subject.

                                                    1998
                                                                                    To be "well-
                                                                                 capitalized" under
                                                        For capital               prompt corrective
                                Actual                adequacy purposes          action provisions
                            Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                  (Dollars in thousands)
    Risk-based capital      $7,113    12.4%         =>$4,604    =>8.0%          =>$5,755     =>10.0%

    Core capital            $6,647      6.5%        =>$3,075    =>3.0%          =>$6,150     =>  6.0%

    Tangible capital        $6,647      6.5%        =>$1,538    =>1.5%          =>$5,125     =>  5.0%



                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


NOTE J - REGULATORY CAPITAL (continued)

                                                    1997
                                                                                    To be "well-
                                                                                 capitalized" under
                                                        For capital               prompt corrective
                                Actual                adequacy purposes          action provisions
                            Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                  (Dollars in thousands)
    Risk-based capital     $10,856    21.9%         =>$3,971    =>8.0%          =>$4,964     =>10.0%

    Core capital           $10,408    11.3%         =>$2,765    =>3.0%          =>$5,531     =>  6.0%

    Tangible capital       $10,408    11.3%         =>$1,383    =>1.5%          =>$4,609     =>  5.0%


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

                        Community Investors Bancorp, Inc.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996


NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC.

     The following condensed financial statements summarize the financial position of Community Investors Bancorp, Inc. as of June 30, 1998 and 1997, and the results of its operations and its cash flows for the years ended June 30, 1998, 1997 and 1996.

                        Community Investors Bancorp, Inc.
                        STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)
         ASSETS                                                                                     1998           1997
    Interest-bearing deposits in First Federal Savings and
      Loan Association of Bucyrus                                                               $  3,256      $     103
    Interest-bearing deposits in other financial institutions                                         21            116
    Loan receivable from ESOP                                                                        454            472
    Investment in First Federal Savings and Loan Association of Bucyrus                            6,633         10,430
    Prepaid expenses and other                                                                        76             25
                                                                                               ---------      ---------

         Total assets                                                                            $10,440        $11,146
                                                                                                  ======         ======

         LIABILITIES AND STOCKHOLDERS' EQUITY

    Other liabilities                                                                         $       97     $       33

    Stockholders' equity
      Common stock and additional paid-in capital                                                  6,925          6,838
      Retained earnings                                                                            7,742          7,142
      Shares acquired by stock benefit plans                                                        (759)          (890)
      Treasury shares - at cost                                                                   (3,551)        (1,971)
      Unrealized losses on securities designated as available for sale,
        net of related tax benefits                                                                  (14)            (6)
                                                                                               ---------     ----------
          Total stockholders' equity                                                              10,343         11,113
                                                                                                  ------         ------

          Total liabilities and stockholders' equity                                             $10,440        $11,146
                                                                                                  ======         ======

                        Community Investors Bancorp, Inc.
                             STATEMENTS OF EARNINGS
                               Year ended June 30,
                                 (In thousands)
                                                                                    1998            1997           1996
    Revenue
      Interest income                                                           $     56      $       66      $     200
      Equity in earnings of First Federal Savings and Loan
        Association of Bucyrus                                                       976             640            855
                                                                                  ------        --------       --------
          Total revenue                                                            1,032             706          1,055

    General, administrative and other expenses                                       204             134            151
                                                                                  ------        --------       --------

          Earnings before income taxes (credits)                                     828             572            904

    Federal income taxes (credits)                                                   (51)            (17)            18
                                                                                 -------       ---------      ---------

          NET EARNINGS                                                           $   879       $     589      $     886
                                                                                  ======        ========       ========

                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC.
 (continued)

                        Community Investors Bancorp, Inc.
                            STATEMENTS OF CASH FLOWS
                               Year ended June 30,
                                 (In thousands)

                                                                                    1998            1997           1996
    Cash flows provided by (used in) operating activities:
      Net earnings for the year                                                  $   879         $   589        $   886
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        (Undistributed earnings of) excess distributions from
          consolidated subsidiary                                                  3,913            (640)          (855)
        Amortization of stock benefit plan expense                                   104              73             45
        Increases (decreases) in cash due to changes in:
          Prepaid expenses and other assets                                          (51)             22             23
          Other liabilities                                                           64               4            (11)
          Other                                                                      (18)            (38)           (24)
                                                                                 -------         -------        -------
         Cash provided by operating activities                                     4,891              10             64

    Cash flows provided by investing activities:
      Maturities of investment securities                                             -              709          1,917
      Repayments on ESOP loan                                                         18              60             24
                                                                                 -------         -------        -------
         Net cash provided by investment activities                                   18             769          1,941

    Cash flows provided by (used in) financing activities:
      Dividends on common stock                                                     (271)           (239)          (118)
      Purchase of shares for management recognition plans                             -               -            (464)
      Purchase of treasury stock                                                  (1,580)           (854)        (1,117)
                                                                                   -----         -------          -----
         Net cash used in financing activities                                    (1,851)         (1,093)        (1,699)
                                                                                   -----           -----          -----

    Net increase (decrease) in cash and cash equivalents                           3,058            (314)           306

    Cash and cash equivalents at beginning of year                                   219             533            227
                                                                                  ------         -------         ------

    Cash and cash equivalents at end of year                                      $3,277         $   219        $   533
                                                                                   =====          ======         ======


                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC.
 (continued)

    As a condition to regulatory approval of the stock conversion and reorganization to the holding company form of ownership, the Association agreed to limit the amount of dividends payable to the Corporation. Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of up to the greater of (i) 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital-to-assets ratio at the beginning of the year or (ii) 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Association had the ability to pay dividends of approximately $700,000 to the Corporation at June 30, 1998.


NOTE L - STOCK OPTION PLAN

    During fiscal 1996, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 110,722 shares of authorized, but unissued shares of common stock at the fair value at the date of grant. During fiscal 1998, 1997 and 1996, the Corporation granted options to purchase 21,321, 10,793 and 85,860 shares, respectively, to members of the Board of Directors and certain employees at an exercise price equal to fair value at the date of grant.

    In fiscal 1997, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation at the grant date. Compensation is then recognized over the service period, which is usually the vesting period.
    Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

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

                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


NOTE L - STOCK OPTION PLAN (continued)

                                                                 1998            1997         1996
    Net earnings (In thousands)           As reported            $879            $589         $886
                                                                  ===             ===          ===

                                            Pro-forma            $863            $579         $881
                                                                  ===             ===          ===

    Earnings per share
      Basic                               As reported            $.70            $.44         $.59
                                                                  ===             ===          ===

                                            Pro-forma            $.69            $.43         $.58
                                                                  ===             ===          ===

      Diluted                             As reported            $.68            $.44         $.59
                                                                  ===             ===          ===

                                            Pro-forma            $.67            $.43         $.58
                                                                  ===             ===          ===


     The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively; dividend yield of 7.0% and expected volatility of 20.0% for all years; risk-free interest rates of 6.5%, 6.5% and 6.0% and expected lives of ten years.

     A summary of the status of the Corporation's stock option plan as of June 30, 1998, 1997 and 1996, and changes during the periods ending on those dates is presented below:

                                                    1998                      1997                     1996
                                                       Weighted-                Weighted-                   Weighted-
                                                         average                  average                     average
                                                        exercise                 exercise                    exercise
                                             Shares        price       Shares       price         Shares        price
    Outstanding at beginning of year         96,653       $  7.00      85,860       $6.89             -       $  -
    Granted                                  21,321         10.73      10,793        7.87         85,860       6.89
    Exercised                                   180          9.92         -            -             -           -
    Forfeited                                   720            -          -            -             -           -
                                         ----------     ---------     -------     -------        -------      -----

    Outstanding at end of year              117,074       $  7.67      96,653       $7.00         85,860      $6.89
                                            =======        ======      ======        ====         ======       ====

    Options exercisable at year-end          36,322       $  6.95      17,172       $6.89             -       $  -
                                           ========        ======      ======        ====        =======       ===
    Weighted-average fair value of
      options granted during the year                     $  1.20                   $1.33                     $1.16
                                                           ======                    ====                      ====



                        Community Investors Bancorp, Inc.

                          June 30, 1998, 1997 and 1996


NOTE L - STOCK OPTION PLAN (continued)

    The following information applies to options outstanding at June 30, 1998:

    Number outstanding                                                117,074
    Range of exercise prices                                   $6.61 - $10.83
    Weighted-average exercise price                                     $7.67
    Weighted-average remaining contractual life                     7.0 years


NOTE M - LEGISLATIVE MATTERS

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

Herbert Kraft
Farmer and Retired Salesman -
  Moorman Feed Sales

Executive Officers
John W. Kennedy
President and Chief Executive
  Officer

Brian R. Buckley
Vice President and Treasurer

Phillip W. Gerber
Vice President

Assistant Vice Presidents
Jane A. Cremeans
Timothy G. Heydinger
Kimberly B. Roe
Robert W. Siegel

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