Form 10-K, Exhibit 13
period 1999-06-30
COMMUNITY INVESTORS BANCORP INC
filed 1999-09-28
CIK 930277

1999

                                     ANNUAL
                                     REPORT

                       COMMUNITY INVESTORS BANCORP, INC.

                                TABLE OF CONTENTS


President's Letter to Stockholders.........................................    2

The Business of Community Investors Bancorp, Inc. and Subsidiary...........    3

Market for Common Stock....................................................    4

Selected Consolidated Financial Data.......................................    6

Management's Discussion and Analysis of Financial Condition
  and Results of Operations................................................    8

Discussion of Financial Condition Changes from June 30, 1998 to
  June 30, 1999............................................................    9

Comparison of Results of Operations for Fiscal Years Ended
  June 30, 1999 and 1998...................................................   10

Comparison of Results of Operations for Fiscal Years Ended
  June 30, 1998 and 1997...................................................   12

Average Yield Analysis.....................................................   14

Rate/Volume Table..........................................................   15

Asset and Liability Management.............................................   16

Liquidity and Capital Resources............................................   18

Recent Accounting Pronouncements...........................................   19

Year 2000 Compliance Matters...............................................   21

Report of Independent Certified Public Accountants.........................   22

Consolidated Financial Statements..........................................   23

Directors and Officers.....................................................   54

Stockholder Services.......................................................   55

Dear Stockholder:


We are very pleased to present to our stockholders, the results of the fourth year of operation for Community Investors Bancorp, Inc. ("CIBI").

The results of operations in fiscal 1999 reflected another year of solid performance. We reported net earnings of $922,000 for the fiscal year ended June 30, 1999, representing an increase of $43,000, or 4.9%, over the $879,000 in net earnings recorded in fiscal 1998.The Corporation also reported basic earnings per share of $0.81, representing a 15.7% increase compared to the $0.70 basic earnings per share reported in fiscal 1998.

Our earnings continue to grow in tandem with our community. The local economy remains strong and supports a robust demand for housing. Our residential mortgage loan portfolio grew by $8.7 million, or 12.8%, in this fiscal year. We have consistently been a leader in total mortgages originated in our market area. We continue to be a portfolio lender and have been very successful in originating adjustable rate mortgages.

We have also increased the number of commercial account relationships on our books over the past year. We are continuing to make calls on local businesses and anticipate additional growth in this area.

We have worked extensively over the past fiscal year preparing for the century date change, or Y2K. All mission-critical systems have been diligently tested and we do not anticipate problems with the passing of the millennium. We have developed a contingency plan that enables us to continue operations in the event problems occur due to Y2K. Our deposit and loan products have passbooks, which provide our customers with additional security and updated balances. We are hoping to have a party for all employees soon after the first of the year to celebrate the new millennium.

Your management is continuing to develop diversified loan and savings product lines, as well as products designed to augment fee income. We are working on two areas at this time, and hopefully will be able to report to you next year the favorable operating results related to these services.

In conclusion, your Board and management remain committed to maximizing the value of your investment by exploiting our niche as an independent community-based provider for financial services. We appreciate your support in pursuit of our goals over the past year and look forward to a very good 2000.

Very truly,


/s/Dale C. Hoyles

Dale C. Hoyles
Chairman


/s/John W. Kennedy

John W. Kennedy
President

          BUSINESS OF COMMUNITY INVESTORS BANCORP, INC. AND SUBSIDIARY


General

Community Investors Bancorp, Inc. (the "Corporation") was organized in fiscal 1995 at the direction of the Board of Directors of First Federal Savings and Loan Association of Bucyrus ("First Federal" or the "Association") for the purpose of acquiring all of the common stock to be issued by the Association upon its conversion from a federally-chartered mutual savings and loan to a federally-chartered stock association (the "Conversion"). Since completion of the Conversion on February 6, 1995, the Corporation has conducted business as a unitary savings and loan holding company. At June 30, 1999, the Corporation had $116.2 million of total assets, $105.8 million of total liabilities, including $79.9 million of deposits, and $10.4 million of stockholders' equity.

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

Lending Activities

A savings association generally may not make loans to one borrower and related entities in an amount which exceeds 15% of its unimpaired capital and surplus, although loans in an amount equal to an additional 10% of unimpaired capital and surplus may be made to a borrower if the loans are fully secured by readily marketable securities. At June 30, 1999, the Association's limit on loans-to-one borrower was approximately $1.2 million and its five largest loans or groups of loans-to-one borrower, including related entities, aggregated $594,000, $447,000, $392,000, $360,000, and $354,000. All of these loans or groups of loans were performing in accordance with contractual terms at June 30, 1999.

                             MARKET FOR COMMON STOCK


Shares of common stock of Community Investors Bancorp, Inc. are traded nationally under the symbol "CIBI" on the Nasdaq SmallCap Market System ("Nasdaq"). At September 9, 1999, the Corporation had 1,218,684 shares of common stock outstanding and 443 stockholders of record.

The following tables set forth the reported high and low sale prices of a share of the Corporation's common stock as reported by Nasdaq and cash dividends paid per share of common stock during the periods indicated. All share prices and dividends per share have been adjusted for the 3-for-2 stock splits effected during fiscal 1998 and 1997.

                               Fiscal Year Ended June 30, 1999

Quarter Ended                       High                      Low                       Dividend
September 30, 1998                  $15.00                    $12.00                     $.06
December 31, 1998                    13.50                     11.50                      .06
March 31, 1999                       12.75                      9.00                      .06
June 30, 1999                        10.75                      8.63                      .06



                               Fiscal Year Ended June 30, 1998

Quarter Ended                       High                      Low                       Dividend
September 30, 1997                  $10.83                    $ 8.50                    $.053
December 31, 1997                    11.33                      9.83                     .053
March 31, 1998                       13.50                     10.67                     .053
June 30, 1998                        16.67                     12.67                     .053



                               Fiscal Year Ended June 30, 1997

Quarter Ended                       High                      Low                       Dividend
September 30, 1996                  $7.33                     $6.67                     $.045
December 31, 1996                    8.11                      7.11                      .045
March 31, 1997                       8.11                      6.89                      .045
June 30, 1997                        9.67                      7.67                      .045

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

The Association is subject to regulations imposed by the Office of Thrift Supervision ("OTS") regarding the amount of capital distributions payable by the Association to the Corporation. Generally, the Association's payment of dividends is limited, without prior OTS approval, to net income for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. At June 30, 1999, the Association was required to obtain OTS approval with respect to future dividend distributions to the Corporation.

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


                                                                       At June 30,
Selected Consolidated Financial
  Condition Data:                            1999           1998            1997           1996           1995
                                                                      (In thousands)
Total assets                             $116,224       $102,535         $92,304        $91,787        $84,741
Cash and cash equivalents                   3,497          2,793           2,410          1,909          1,077
Securities:
  Available-for-sale                       15,517          5,485           1,498          6,201          3,840
  Held-to-maturity                          4,577          8,554           9,990         15,674         18,326
Loans receivable - net                     89,922         83,574          76,446         66,255         59,872
Deposits                                   79,954         75,955          72,911         69,911         70,464
Federal Home Loan Bank advances            25,291         15,558           7,810          9,884          1,515
Stockholders' equity, restricted           10,417         10,343          11,113         11,486         12,296


                                                                     Year ended June 30,
Selected Consolidated Operating Data:            1999         1998            1997           1996         1995
                                                              (In thousands, except share data)
Total interest income                          $8,189       $7,511          $7,288         $6,770       $6,061
Total interest expense                          4,822        4,153           4,069          3,626        3,385
                                                -----        -----           -----          -----        -----
Net interest income                             3,367        3,358           3,219          3,144        2,676
Provision for losses on loans                      94          156             142            159          160
                                                -----        -----           -----          -----        -----
Net interest income after provision for
  losses on loans                               3,273        3,202           3,077          2,985        2,516

Other income                                      261          197             140            164          131
SAIF recapitalization assessment                   -            -              458             -            -
General, administrative and other expense       2,147        2,076           1,862          1,805        1,511
                                                -----        -----           -----          -----        -----
Earnings before income taxes                    1,387        1,323             897          1,344        1,136

Federal income taxes                              465          444             308            458          384
                                                -----        -----           -----          -----        -----
Net earnings                                   $  922       $  879          $  589         $  886       $  752
                                                =====        =====           =====          =====        =====
Earnings per share (1)
  Basic                                          $.81         $.70            $.44           $.59         $.27
                                                  ===          ===             ===            ===          ===
  Diluted                                        $.78         $.68            $.44           $.59         $.27
                                                  ===          ===             ===            ===          ===


(1) Earnings per share for fiscal 1995 is based on the weighted-average number of shares outstanding (as adjusted) and net earnings since February 6, 1995, the date of the conversion to the stock form of ownership. Earnings per share for the years ended June 30, 1997, 1996 and 1995 have been restated to give effect to the 3-for-2 stock splits effected during fiscal 1998 and 1997.



                                                                  At or for the year ended June 30,
Selected financial ratios and
  other data:  (1)                                      1999         1998         1997         1996         1995
Return on average assets (4)                            .81%          .90%         .62%        1.05%         .94%
Return on average equity (4)                           9.03          8.05         5.21         7.44        10.24
Average equity to average assets (2)                   9.02         11.20        11.97        14.06         9.16
Interest rate spread (2)                               2.63          3.07         3.06         3.02         3.12
Net interest margin (2)                                3.02          3.54         3.53         3.73         3.44
Non-performing assets and troubled debt
  restructuring to total assets at end of period (3)    .87           .64          .63          .78          .56
Non-performing loans and troubled debt
  restructuring to total loans (3)                     1.07           .70          .65          .94          .60
Average interest-earning assets to average
  interest-bearing liabilities                       109.01        110.58       110.40       116.57       107.42
Net interest income after provision for loan
  losses and other income to total general,
  administrative and other expense (4)               164.59        163.73       138.66       174.46       175.18
General, administrative and other expense to
  average total assets (4)                             1.90          2.13         2.46         2.13         1.88
Book value per share (5)                              $8.55         $8.17        $7.97        $7.66        $7.40
Dividend payout ratio (5)                             29.63         30.48        40.40         6.03          N/A


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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview

The principal asset of the Corporation is its ownership of First Federal. Accordingly, the Corporation's results of operations are primarily dependent upon the results of operations of the Association. The Association conducts a general banking business that consists of attracting deposits from the general public and using those funds to originate loans for primarily residential and consumer purposes.

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

Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Corporation for the fiscal years ended June 30, 1999 and 1998. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere in this report.

Forward-Looking Statements

In the following pages, management presents an analysis of the Corporation's financial condition as of June 30, 1999, and the results of operations for the year ended June 30, 1999 as compared to prior periods. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertanties. Economic circumstances, the Corporation's operations and the Corporation's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Corporation's general market area.

Without limiting the foregoing, some of the forward-looking statements include the following:

          Management's establishment of an allowance for loan losses and its statements regarding the adequacy of such allowance for loan losses.

          Management's opinions as to the financial statement effect of certain recent accounting pronouncements.

          Management's opinion as to the effect of the Year 2000 compliance matters on its information technology systems.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Financial Condition Changes from June 30, 1998 to June 30, 1999

The Corporation's total assets amounted to $116.2 million as of June 30, 1999, an increase of $13.7 million, or 13.4%, over the $102.5 million total at June 30, 1998. The increase in assets was funded primarily through an increase in advances from the Federal Home Loan Bank of $9.7 million and growth in deposits of $4.0 million.

Cash and cash equivalents and investment securities totaled $23.6 million at June 30, 1999, an increase of $6.8 million, or 40.2%, over 1998 levels. The increase resulted primarily from purchases of investment and mortgage-backed securities during fiscal 1999 totaling $21.6 million, which were partially offset by maturities of $10.2 million and sales of $5.0 million. Purchases during fiscal 1999 include government agency securities and corporate bonds bearing a weighted-average interest rate of 6.41%, which were financed via fixed-rate advances from the Federal Home Loan Bank bearing a weighted-average cost of 5.06%, coupled with proceeds from maturities of investment securities.

Loans receivable totaled $89.9 million at June 30, 1999, an increase of $6.3 million, or 7.6%, over June 30, 1998 levels. Loan disbursements during fiscal 1999 totaled $47.6 million, which were partially offset by principal repayments of $41.1 million. The volume of loan disbursements remained strong during the year, as fiscal 1999 volume exceeded that of fiscal 1998 by approximately $19.9 million, or 71.8%. Growth in the loan portfolio was comprised primarily of loans secured by one-to-four family residential real estate, which increased by $8.7 million, during fiscal 1999, as compared to fiscal 1998.

At June 30, 1999, the Corporation's allowance for loan losses totaled $591,000, which represented .64% of total loans and 64.8% of nonperforming loans. The allowance totaled $563,000 at June 30, 1998, which represented .66% of total loans and 93.8% of nonperforming loans at that date. Nonperforming loans totaled $912,000 and $600,000 at June 30, 1999 and 1998, respectively, which represented
 .99% and .70% of total loans at those respective dates. Although management believes that its allowance for loan losses at June 30, 1999 was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's results of operations.

Deposits totaled $79.9 million at June 30, 1999, an increase of $4.0 million, or 5.3%, over the $75.9 million total reported at June 30, 1998. Growth in deposits resulted primarily from management's continuing efforts to sustain the Corporation's extended growth trend through a combination of marketing and pricing strategies. Such deposit growth consisted of $1.4 million in transaction accounts and $2.5 million in certificates of deposit.

Advances from the Federal Home Loan Bank totaled $25.3 million at June 30, 1999, an increase of $9.7 million, or 62.6%, over June 30, 1998 levels. Proceeds from such advances were used primarily to fund the purchase of investment and mortgage-backed securities, and to fund the growth in the loan portfolio.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Financial Condition Changes from June 30, 1998 to June 30, 1999 (continued)

Stockholders' equity totaled $10.4 million at June 30, 1999, a increase of $74,000, or .7%, over June 30, 1998 levels. The increase resulted primarily from net earnings of $922,000, which were partially offset by repurchases of 48,176 shares of treasury stock at an aggregate price of $638,000, coupled with dividend payments on common stock totaling $294,000.


Comparison of Results of Operations for the Fiscal Years Ended June 30, 1999 and 1998

General

The Corporation's net earnings totaled $922,000 for the fiscal year ended June 30, 1999, an increase of $43,000, or 4.9%, over the $879,000 of net earnings reported for fiscal 1998. The increase in earnings resulted from a $62,000 decrease in provision for losses on loans, a $64,000 increase in other income and a $9,000 increase in net interest income, which were partially offset by a $71,000 increase in general, administrative and other expense and a $21,000 increase in the provision for federal income taxes.

Net Interest Income

Total interest income for the fiscal year ended June 30, 1999, amounted to $8.2 million, an increase of $678,000, or 9.0%, over fiscal 1998. This increase was due primarily to a $16.5 million, or 17.4%, increase in the weighted-average balance of interest-earning assets outstanding, which was partially offset by a fifty-six basis point decline in the average yield year to year, to 7.35% in fiscal 1999. Interest income on loans increased by $240,000, or 3.6%, due primarily to a $6.6 million, or 8.1%, increase in the average balance of loans outstanding year-to-year, partially offset by a thirty-four basis point decline in the average yield. Interest income on investment and mortgage-backed securities and interest-bearing deposits increased by $438,000, or 49.8%, due primarily to a $9.9 million, or 74.2%, increase in the average portfolio balance outstanding.

Interest expense on deposits increased by $10,000, or .3%, as the $3.4 million, or 4.5%, increase in the weighted-average balance of deposits outstanding was mitigated by a nineteen basis point decrease in the cost of deposits year to year, to 4.54% in fiscal 1999. Interest expense on borrowings increased by $659,000, or 109.8%, during the current period, due primarily to a $13.0 million increase in the weighted-average balance of advances from the Federal Home Loan Bank outstanding, partially offset by a thirty-one basis point decline in the average cost of borrowings, to 5.30% in fiscal 1999.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $9,000, or .3%, to a total of $3.4 million for the fiscal year ended June 30, 1999. The interest rate spread amounted to 2.63% in fiscal 1999 and 3.07% in fiscal 1998, while the net interest margin totaled approximately 3.02% in fiscal 1999, as compared to 3.54% in fiscal 1998.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended June 30, 1999 and 1998 (continued)

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Association, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Association's market area, and other factors related to the collectibility of the Association's loan portfolio. As a result of such analysis, management recorded a $94,000 provision for losses on loans during the fiscal year ended June 30, 1999, a decrease of $62,000, or 39.7%, from the provision recorded in fiscal 1998. The current period provision was predicated upon the overall growth in the loan portfolio, coupled with an increase in the level of nonperforming loans.

Other Income

Other income increased by $64,000, or 32.5%, for the fiscal year ended June 30, 1999, compared to fiscal 1998, due primarily to an increase in service fees on loan and deposit accounts and transactions.

General, Administrative and Other Expense

General, administrative and other expense totaled $2.1 million for the fiscal year ended June 30, 1999, an increase of $71,000, or 3.4%, compared to fiscal 1998. This increase was due primarily to a $55,000, or 5.4%, increase in employee compensation and benefits and a $36,000, or 20.3%, increase in data processing, which were partially offset by a $12,000, or 2.4%, decrease in other operating expenses. The increase in employee compensation and benefits resulted primarily from increased management staffing levels year to year, coupled with increased costs attendant to stock benefit plans and normal merit increases. The increase in data processing generally reflects the effects of the Corporation's overall growth year to year.

Federal Income Taxes

The provision for federal income taxes increased by $21,000, or 4.7%, for the fiscal year ended June 30, 1999, as compared to fiscal 1998. This increase resulted primarily from the increase in net earnings before taxes of $64,000, or 4.8%. The effective tax rates were 33.5% and 33.6% for the fiscal years ended June 30, 1999 and 1998, respectively.

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

Interest expense on deposits increased by $255,000, or 7.7%, due primarily to a $4.1 million, or 5.8%, increase in the weighted-average balance of deposits outstanding, coupled with a nine basis point increase in the cost of deposits year to year, to 4.73% in fiscal 1998. Interest expense on borrowings decreased by $171,000, or 22.2%, during the current period, due primarily to an $842,000 decrease in the weighted-average balance of outstanding advances from the Federal Home Loan Bank, coupled with a 107 basis point decline in the average cost of borrowings, to 5.61% in fiscal 1998.

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

Excluding the effects of the SAIF recapitalization assessment, general, administrative and other expense increased by $214,000, or 11.5%, due primarily to a $189,000, or 22.5%, increase in employee compensation and benefits, a $22,000, or 14.2%, increase in data processing and an $80,000, or 19.1%, increase in other operating expenses, which were partially offset by a $50,000 decrease in federal deposit insurance premiums. The increase in employee compensation and benefits resulted primarily from increased management staffing levels year to year, coupled with increased costs attendant to stock benefit plans and normal merit increases. The increase in data processing and other operating expense generally reflects the effects of the Corporation's overall growth year to year. The special one-time assessment to recapitalize the SAIF caused federal deposit insurance premiums to be significantly reduced beginning January 1, 1997.

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

                                                          Year ended June 30,
                                     1999                          1998                         1997
                             Average  Interest               Average  Interest             Average Interest
                         outstanding   earned/    Yield/ outstanding   earned/  Yield/ outstanding  earned/  Yield/
                             balance      paid      rate     balance      paid    rate     balance     paid    rate
Interest-earning assets:
  Loans receivable          $ 88,179    $6,871      7.79%   $81,586     $6,631    8.13%   $71,710   $5,940     8.28%
  Investment securities       20,448     1,168      5.71     12,668        837    6.61     18,598    1,314     7.07
  Other interest-earning
    assets (1)                 2,851       150      5.27        705         43    6.10        890       34     3.82
                             -------     -----      ----     ------      -----    ----     ------    -----     ----
     Total interest-earning
       assets                111,478     8,189      7.35     94,959      7,511    7.91     91,198    7,288     7.99

Non-interest-earning assets    1,671                          2,572                         3,227
                             -------                         ------                        ------

     Total assets           $113,149                        $97,531                       $94,425
                             =======                         ======                        ======

Interest-bearing liabilities:
  Deposits                  $ 78,528     3,563      4.54    $75,177     3,553     4.73    $71,071    3,298     4.64
  FHLB advances               23,735     1,259      5.30     10,695       600     5.61     11,537      771     6.68
                             -------     -----      ----     ------     -----     ----     ------    -----     ----
     Total interest-bearing
       liabilities           102,263     4,822      4.72     85,872     4,153     4.84     82,608    4,069     4.93
                                         -----      ----                -----     ----               -----    -----

Non-interest-bearing
  liabilities                    675                            736                           517
                             -------                         ------                        ------

     Total liabilities       102,938                         86,608                        83,125

Stockholders' equity          10,211                         10,923                        11,300
                             -------                         ------                        ------

   Total liabilities and
     stockholders' equity   $113,149                        $97,531                       $94,425
                             =======                         ======                        ======

Net interest income/interest
  rate spread                         $3,367        2.63%              $3,358     3.07%             $3,219    3.06%
                                       =====        ====                =====     ====               =====    ====

Net interest margin (2)                             3.02%                         3.54%                       3.53%
                                                    ====                          ====                        ====

Ratio of interest-earning assets
  to interest-bearing liabilities                 109.01%                       110.58%                     110.40%
                                                  ======                        ======                      ======

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

                                                                       Year ended June 30,
                                                        1999 vs. 1998                        1998 vs. 1997
                                                   Increase                            Increase
                                                 (decrease)            Total           (decrease)          Total
                                                   due to          increase/             due to        increase/
                                                Rate     Volume   (decrease)        Rate     Volume   (decrease)
                                                                          (In thousands)
Interest-earning assets:
  Loans                                        $(283)    $  523         $240       $(110)      $801         $691
  Investment securities                         (127)       458          331         (81)      (396)        (477)
  Interest-earning deposits and other             (7)       114          107          17         (8)           9
                                                ----      -----          ---        ----        ---          ---
     Total interest-earning  assets            $(417)    $1,095          678       $(174)      $397          223
                                                ====      =====                     ====        ===

Interest-bearing liabilities:
  Deposits                                     $(146)    $  156           10       $  64       $191          255
  Advances from Federal Home Loan Bank           (35)       694          659        (118)       (53)        (171)
                                                ----      -----          ---        ----        ---          ---
     Total interest-bearing liabilities        $(181)    $  850          669       $ (54)      $138           84
                                                ====      =====          ---        ====        ===          ---

Increase in net interest income                                         $  9                                $139
                                                                         ===                                 ===

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

Although the Corporation emphasizes the origination of single-family residential ARMs, originations of such loans have been difficult due to the preference of the Corporation's customers for fixed-rate residential mortgage loans in the low interest rate environment that has prevailed for the past five years. Despite this preference for fixed-rate originations, as a consequence of management's continuing efforts, $51.6 million, or 67.1%, of the Corporation's portfolio of one-to-four family residential mortgage loans consisted of ARMs at June 30, 1999. In addition, at June 30, 1999, another $5.7 million, or 43.7%, of the Corporation's total loan portfolio consisted of other types of loans with adjustable interest rates.

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

At June 30, 1999, 2% of the present value of First Federal's assets was approximately $2.4 million. Because the interest rate risk of a 200 basis point increase or decrease in market interest rates did not exceed $2.4 million at June 30, 1999, First Federal would not have been required to reduce its capital in determining whether First Federal met its risk-based capital requirement.

The tables below show the increase and decrease of NPV under different interest rate scenarios at June 30, 1999 and 1998.

                                       June 30, 1999

                                         Estimated
Change in                                 NPV as a
Interest Rates     Estimated            Percentage                  Amount
(basis points)           NPV             of Assets               of Change               Percent
                                   (Dollars in thousands)
+300                $  6,069               5.36%                   $(3,376)               (36)%
+200                   7,753               6.72                     (1,692)               (18)
+100                   8,780               7.52                       (665)                 (7)
  -                    9,445               8.01                         -                   -
-100                  10,195               8.56                        750                   8
-200                  11,098               9.21                      1,653                  18
-300                  12,215              10.00                      2,770                  29


                                   June 30, 1998

                                           Estimated
Change in                                   NPV as a
Interest Rates       Estimated            Percentage                  Amount
(basis points)             NPV             of Assets               of Change              Percent
                                     (Dollars in thousands)
+300                    $6,806             6.86%                       $ 295                  5%
+200                     7,131             7.10                          620                 10
+100                     6,978             6.88                          467                  7
  -                      6,511             6.38                           -                   -
-100                     6,300             6.11                         (211)                (3)
-200                     6,259             6.00                         (252)                (4)
-300                     6,467             6.11                          (44)                (1)


In the event that interest rates should rise from recent levels, First Federal's net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect First Federal's earnings due to diminished loan demand.


                         LIQUIDITY AND CAPITAL RESOURCES

The Corporation's primary sources of funds are deposits, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities and funds provided by operations. While scheduled loan and investment securities repayments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the movement of interest rates in general, economic conditions and competition. The Corporation manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable. In addition, the Corporation invests excess funds in FHLB overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Corporation has been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Association may borrow from the FHLB of Cincinnati and has access to the Federal Reserve Bank discount window. The Association has borrowed from the FHLB of Cincinnati as part of its asset/liability management strategy to match payments on the advances to the stream of income from its recently originated fixed rate one-to-four family residential loan portfolio and its investment in U.S. government agency bonds. As of June 30, 1999, the Association had $25.3 million of advances outstanding.

Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as FHLB of Cincinnati overnight deposits. On a longer term basis, the Corporation maintains a strategy of investing in various investment securities and lending products. At June 30, 1999, the total approved mortgage-loan commitments outstanding amounted to $1.6 million. At the same date, the Corporation had maximum exposure for loan commitments under unfunded loans and unused lines of credit totaling $3.1 million.

During fiscal 1999, the Corporation had positive cash flows from operating activities and financing activities and negative cash flows from investing activities which resulted in a net increase in cash and cash equivalents for the year totaling $704,000.

During fiscal 1998, the Corporation had positive cash flows from operating activities and financing activities and negative cash flows from investing activities which resulted in a net increase in cash and cash equivalents for the year totaling $383,000.

Operating activities provided cash as net interest income exceeded general and administrative expenses. Investing activities used cash primarily as a result of loan originations and purchases of investment securities exceeding principal repayments. Cash flows from financing activities increased during fiscal 1999 and 1998 primarily due to proceeds from Federal Home Loan Bank advances.

The Association is required by the Office of Thrift Supervision ("OTS") to maintain average daily balances of liquid assets and short-term liquid assets (as defined) in amounts equal to 4% and 1%, respectively, of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows. The Association's average monthly liquidity ratio and short-term liquid assets ratio at June 30, 1999 was 11.2%.


                        RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management retroactively adopted SFAS No. 130 effective July 1, 1998, as required, without material impact on the Corporation's financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management adopted SFAS No. 131 effective July 1, 1998, as required, without material impact on the Corporation's financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on the Corporation's financial statements.

                          YEAR 2000 COMPLIANCE MATTERS


As with all providers of financial services, the Association's operations are heavily dependent on information technology systems. The Association has addressed the potential problems associated with the possibility that the computers that control or operate the information technology system and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data.

As part of the awareness and assessment phases of its action plan related to the Year 2000 problem, the Association identified the operating systems that it considers critical to the on-going operations of the Association.

Of the systems that the Association identified as mission-critical, the most significant is the on-line core account processing system that is performed by a third party service provider, Intrieve, Inc. The service provider has converted its hardware to a Year 2000 compliant system. The Association's conversion to this new system was completed during the fourth calendar quarter of 1998. The service provider successfully performed Year 2000 proxy testing with several of its larger users during early October 1998. Year 2000 compliance has become an integral part of the Association's 1999 planning. With the completion of the proxy testing of the mission critical systems the Association is now focusing on the less critical portions of the Year 2000 program.

The Association has developed a contingency plan in case the mission-critical systems are not successfully renovated in a timely manner or if they actually fail at Year 2000 critical dates. The contingency plan states that the Association deems the likelihood of failure of the service provider's efforts to renovate Year 2000 changes to the on-line core account processing system to be remote. The plan, therefore, primarily addresses action to deal with the possibility that the service provider's system would be down for several days or weeks upon arrival of Year 2000. The Association has the ability to conduct and process transactions manually for a period of time until the service center's systems would be available.

Management of the Association has developed an estimate of expenses that are reasonably likely to be incurred by the Association in connection with this issue; however, the Association does not expect to incur significant expense to implement the necessary corrective measures. As of June 30, 1999, the Association has expensed approximately $4,000 to ensure all mission critical systems will be functional upon arrival of Year 2000. No assurance can be given, however, that significant expense will not be incurred in future periods. In the event that the Association is ultimately required to purchase replacement computer systems, programs and equipment, or incur substantial expense to make the Association's current systems, programs and equipment Year 2000 compliant, the Association's net earnings and financial condition could be adversely affected.

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

               Report of Independent Certified Public Accountants

Board of Directors
Community Investors Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Community Investors Bancorp, Inc. as of June 30, 1999 and 1998, and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the years ended June 30, 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community Investors Bancorp, Inc. as of June 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the years ended June 30, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.



/s/GRANT THORNTON LLP


Cincinnati, Ohio
August 19, 1999


                        Community Investors Bancorp, Inc.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                        (In thousands, except share data)

         ASSETS                                                                                1999                1998
Cash and due from banks                                                                    $  2,142            $  1,279
Federal funds sold                                                                              724                 572
Interest-bearing deposits in other financial institutions                                       631                 942
                                                                                            -------             -------
         Cash and cash equivalents                                                            3,497               2,793

Investment securities available for sale - at market                                          3,847               5,485
Investment securities - at amortized cost, approximate market value of
  $3,647 and $7,317 as of June 30, 1999 and 1998                                              3,664               7,285
Mortgage-backed securities available for sale - at market                                    11,670                  -
Mortgage-backed securities - at amortized cost, approximate market value
  of $872 and $1,214 as of June 30, 1999 and 1998                                               913               1,269
Loans receivable - net                                                                       89,922              83,574
Property acquired in settlement of loans - net                                                   50                  58
Office premises and equipment - at depreciated cost                                             720                 600
Federal Home Loan Bank stock - at cost                                                        1,363                 825
Accrued interest receivable on loans                                                             65                 114
Accrued interest receivable on mortgage-backed securities                                        69                   7
Accrued interest receivable on investments and interest-bearing deposits                         86                 233
Prepaid expenses and other assets                                                               127                 150
Prepaid federal income taxes                                                                     23                  -
Deferred federal income tax asset                                                               208                 142
                                                                                            -------             -------

         Total assets                                                                      $116,224            $102,535
                                                                                            =======             =======

         LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                                   $ 79,954            $ 75,955
Advances from the Federal Home Loan Bank                                                     25,291              15,558
Advances by borrowers for taxes and insurance                                                     1                   5
Accrued interest payable                                                                        369                 342
Other liabilities                                                                               192                 226
Accrued federal income taxes                                                                     -                  106
                                                                                            -------             -------
         Total liabilities                                                                  105,807              92,192

Commitments                                                                                      -                   -

Stockholders' equity
  Preferred stock, 1,000,000 shares of no par value authorized,
    no shares issued                                                                             -                   -
  Common stock, 4,000,000 shares authorized, $.01 par value; 1,660,850
    shares issued                                                                                17                  17
  Additional paid-in capital                                                                  7,084               6,908
  Retained earnings, restricted                                                               8,370               7,742
  Shares acquired by stock benefit plans                                                       (610)               (759)
  Less 442,166 and 394,530 shares of treasury stock at June 30, 1999
    and 1998, respectively - at cost                                                         (4,189)             (3,551)
  Accumulated other comprehensive income - unrealized losses on securities
    designated as available for sale, net of related tax benefits                              (255)                (14)
                                                                                            -------             -------
         Total stockholders' equity                                                          10,417              10,343
                                                                                            -------             -------

         Total liabilities and stockholders' equity                                        $116,224            $102,535
                                                                                            =======             =======


The accompanying notes are an integral part of these statements.


                        Community Investors Bancorp, Inc.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                           For the year ended June 30,
                        (In thousands, except share data)

                                                                       1999             1998              1997
Interest income
  Loans                                                              $6,871           $6,631            $5,940
  Mortgage-backed securities                                            600               98               135
  Investment securities                                                 568              739             1,179
  Interest-bearing deposits and other                                   150               43                34
                                                                      -----            -----             -----
         Total interest income                                        8,189            7,511             7,288

Interest expense
  Deposits                                                            3,563            3,553             3,298
  Borrowings                                                          1,259              600               771
                                                                      -----            -----             -----
         Total interest expense                                       4,822            4,153             4,069
                                                                      -----            -----             -----

         Net interest income                                          3,367            3,358             3,219

Provision for losses on loans                                            94              156               142
                                                                      -----            -----             -----

         Net interest income after provision
           for losses on loans                                        3,273            3,202             3,077

Other income
  Gain on sale of investment securities                                   6               -                 -
  Loss on sale of property acquired in settlement of loans               -                (1)               -
  Other operating                                                       255              198               140
                                                                      -----            -----             -----
         Total other income                                             261              197               140

General, administrative and other expense
  Employee compensation and benefits                                  1,083            1,028               839
  Occupancy and equipment                                               136              139               127
  Federal deposit insurance premiums                                     47               46               554
  Franchise taxes                                                       148              152               157
  Expenses of property acquired in settlement of loans                   33               35                69
  Data processing                                                       213              177               155
  Other operating                                                       487              499               419
                                                                      -----            -----             -----
         Total general, administrative and other expense              2,147            2,076             2,320
                                                                      -----            -----             -----

         Earnings before income taxes                                 1,387            1,323               897

Federal income taxes
  Current                                                               407              469               299
  Deferred                                                               58              (25)                9
                                                                      -----            -----             -----
         Total federal income taxes                                     465              444               308
                                                                      -----            -----             -----

         NET EARNINGS                                                $  922           $  879            $  589
                                                                      =====            =====             =====

         EARNINGS PER SHARE
           Basic                                                       $.81             $.70              $.44
                                                                        ===              ===               ===

           Diluted                                                     $.78             $.68              $.44
                                                                        ===              ===               ===


The accompanying notes are an integral part of these statements.


                        Community Investors Bancorp, Inc.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                          For the years ended June 30,
                                 (In thousands)


                                                             1999            1998           1997
Net earnings                                                $ 922            $879           $589

Other comprehensive income (loss), net of tax:
  Unrealized holding losses on securities
    during the period, net of tax                            (237)             (8)            (1)

Reclassification adjustment for realized gains
  included in earnings, net of tax of $2 in 1999               (4)             -              -
                                                             ----             ---            ---

Comprehensive income                                        $ 681            $871           $588
                                                             ====             ===            ===

Accumulated comprehensive income (loss)                     $(255)           $(14)          $ (6)
                                                             ====             ===            ===





























The accompanying notes are an integral part of these statements.


                        Community Investors Bancorp, Inc.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                For the years ended June 30, 1999, 1998 and 1997
                        (In thousands, except share data)
                                                                                                               Unrealized
                                                                                                           gains (losses)
                                                                                          Shares            on securities
                                                             Additional                 acquired               designated
                                                      Common    paid-in  Retained       by stock   Treasury  as available
                                                       stock    capital  earnings  benefit plans     shares      for sale     Total
Balance at July 1, 1996                               $    7     $6,800    $6,796      $(995)       $(1,117)    $   (5)     $11,486

Purchase of treasury shares, at cost                      -          -         -          -            (854)        -          (854)
Amortization of stock benefit plan expense                -          27        -         105             -          -           132
Net earnings for the year ended June 30, 1997             -          -        589         -              -          -           589
Cash dividends of $.18 per share                          -          -       (238)        -              -          -          (238)
Effect of 3-for-2 stock split, including cash in lieu
  of fractional shares                                     4         -         (5)        -              -          -            (1)
Unrealized losses on securities designated as
  available for sale, net of related tax benefits         -          -         -          -              -          (1)          (1)
                                                          --      -----     -----        ---         ------      -----   ----------

Balance at June 30, 1997                                  11      6,827     7,142       (890)        (1,971)        (6)      11,113

Purchase of treasury shares, at cost                      -          -         -          -          (1,580)        -        (1,580)
Amortization of stock benefit plan expense                -          81        -         131             -          -           212
Net earnings for the year ended June 30, 1998             -          -        879         -              -          -           879
Cash dividends of $.21 per share                          -          -       (271)        -              -          -          (271)
Effect of 3-for-2 stock split, including cash in lieu
  of fractional shares                                     6         -         (8)        -              -          -            (2)
Unrealized losses on securities designated as
  available for sale, net of related tax benefits         -          -         -          -              -          (8)          (8)
                                                          --      -----     -----        ---         ------      -----   ----------

Balance at June 30, 1998                                  17      6,908     7,742       (759)        (3,551)       (14)      10,343

Purchase of treasury shares, at cost                      -          -         -          -            (638)        -          (638)
Amortization of stock benefit plan expense                -         176        -         149             -          -           325
Net earnings for the year ended June 30, 1999             -          -        922         -              -          -           922
Cash dividends of $.24 per share                          -          -       (294)        -              -          -          (294)
Unrealized losses on securities designated as
  available for sale, net of related tax benefits         -          -         -          -              -        (241)        (241)
                                                          --      -----     -----        ---         ------       ----     --------

Balance at June 30, 1999                               $  17     $7,084    $8,370      $(610)       $(4,189)     $(255)     $10,417
                                                        ====      =====     =====       ====         ======       ====       ======

The accompanying notes are an integral part of these statements.

                        Community Investors Bancorp, Inc.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           For the year ended June 30,
                                 (In thousands)


                                                                                    1999            1998           1997
Cash flows from operating activities:
  Net earnings for the year                                                      $   922         $   879        $   589
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization (accretion) of discounts and premiums on
      investments and mortgage-backed securities - net                                47             (53)           (10)
    Gain on sale of investment securities                                              6              -              -
    Amortization of deferred loan origination fees                                   (95)            (90)           (38)
    Depreciation and amortization                                                     49              53             52
    Provision for losses on loans                                                     94             156            142
    Amortization of stock benefit plan expense                                       325             212            132
    Loss on sale of property acquired in settlement of loans                          -                1             -
    Federal Home Loan Bank stock dividends                                           (86)            (57)           (49)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                            49             (25)           (23)
      Accrued interest receivable on mortgage-backed securities                      (62)              5              7
      Accrued interest receivable on investments and
        interest-bearing deposits                                                    147             (91)           109
      Prepaid expenses and other assets                                               23              (9)           (37)
      Accrued interest payable                                                        27              52             -
      Other liabilities                                                              (34)             77             (7)
      Federal income taxes
        Current                                                                     (129)             82            (30)
        Deferred                                                                      58             (25)             9
                                                                                  ------          ------         ------
         Net cash provided by operating activities                                 1,341           1,167            846

Cash flows provided by (used in) investing activities:
  Proceeds from maturity of investment securities                                  5,583           5,646         10,338
  Proceeds from sale of investment securities designated as available-for-sale     5,002              -              -
  Purchase of investment securities designated as available for sale              (3,950)         (4,992)          (999)
  Purchase of investment securities designated as held to maturity                (1,430)         (3,621)            -
  Purchase of mortgage-backed securities designated as available for sale        (16,249)             -              -
  Principal repayments on mortgage-backed securities                               4,584             463          1,056
  Purchase of loans                                                                   -              (60)          (250)
  Loan principal repayments                                                       41,113          20,421         16,529
  Loan disbursements                                                             (47,641)        (27,732)       (26,839)
  Purchase of office premises and equipment                                         (170)            (35)          (145)
  Proceeds from sale of property acquired in settlement of loans                     179             189            275
  Purchase of Federal Home Loan Bank stock                                          (452)             -            (144)
                                                                                  ------          ------         ------
         Net cash used in investing activities                                   (13,433)         (9,721)          (179)
                                                                                  ------          ------         ------

         Net cash provided by (used in) operating and investing
           activities (subtotal carried forward)                                 (12,092)         (8,554)           667
                                                                                  ------         -------         ------


                        Community Investors Bancorp, Inc.

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                           For the year ended June 30,
                                 (In thousands)


                                                                                    1999            1998           1997
         Net cash provided by (used in) operating and investing
           activities (subtotal brought forward)                                $(12,092)        $(8,554)       $   667

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                                 3,999           3,044          3,000
  Proceeds from Federal Home Loan Bank advances                                   12,000          25,950         23,050
  Repayment of Federal Home Loan Bank advances                                    (2,267)        (18,202)       (25,124)
  Advances by borrowers for taxes and insurance                                       (4)             (2)             1
  Purchase of treasury stock                                                        (638)         (1,580)          (854)
  Dividends on common stock                                                         (294)           (273)          (239)
                                                                                 -------          ------         ------
         Net cash provided by (used in) financing activities                      12,796           8,937           (166)
                                                                                 -------          ------         ------

Net increase in cash and cash equivalents                                            704             383            501

Cash and cash equivalents at beginning of year                                     2,793           2,410          1,909
                                                                                 -------          ------         ------

Cash and cash equivalents at end of year                                        $  3,497         $ 2,793        $ 2,410
                                                                                 =======          ======         ======


Supplemental disclosure of cash flow information:
 Cash paid during the year for:
    Federal income taxes                                                        $    537         $   404        $   275
                                                                                 =======          ======         ======

    Interest on deposits and borrowings                                         $  4,795         $ 4,101        $ 4,069
                                                                                 =======          ======         ======

Supplemental disclosure of noncash investing activities:
  Transfers from loans to property acquired in settlement of loans              $    179         $   177        $   265
                                                                                 =======          ======         ======

  Unrealized losses on securities designated as available
    for sale, net of related tax benefits                                       $   (241)        $    (8)       $    (1)
                                                                                 =======          ======         ======












The accompanying notes are an integral part of these statements.

                        Community Investors Bancorp, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 1999, 1998 and 1997



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

                          June 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities (continued)

    At June 30, 1999 and 1998, the Corporation's stockholders' equity reflected net unrealized losses on securities designated as available for sale of $255,000 and $14,000, respectively.

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

                          June 30, 1999, 1998 and 1997


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

    At June 30, 1999 and 1998, the Association had no loans that would be defined as impaired under SFAS No. 114.

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


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

                          June 30, 1999, 1998 and 1997


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

    9.  Benefit Plans

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense recognized related to the ESOP totaled approximately $153,000, $150,000 and $102,000 for the fiscal years ended June 30, 1999, 1998 and 1997, respectively.

    The Corporation also has a Management Recognition Plan ("MRP"). During fiscal 1996, the MRP purchased 66,430 shares of the Corporation's common stock in the open market. As of June 30, 1999, the Corporation had awarded 63,800 shares under the MRP, leaving 2,630 shares available for allocation at June 30, 1999. Common stock awarded under the MRP vests ratably over a five year period, commencing with the date of award. A provision of $150,000, $143,000 and $63,000 related to the MRP was charged to expense for the fiscal years ended June 30, 1999, 1998 and 1997, respectively. All share total references herein have been adjusted for the 3-for-2 stock splits in fiscal 1998 and 1997.

    10.  Earnings Per Share

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the period less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding, which gives effect to a reduction for 85,991, 99,427 and 112,861 weighted-average unallocated shares held by the ESOP, totaled 1,144,573, 1,248,309 and 1,342,619 for the fiscal years ended June 30, 1999,
    1998 and 1997, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,184,187, 1,287,095 and 1,350,245 for the fiscal years ended

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  Earnings Per Share (continued)

    June 30, 1999, 1998 and 1997, respectively. Incremental shares related to the assumed exercise of stock options included in the computation of diluted earnings per share totaled 39,614, 38,786 and 7,626 for the fiscal years ended June 30, 1999, 1998 and 1997, respectively. Options to purchase 20,871 and 10,792 shares of common stock with a weighted average exercise price of $10.74 and $7.89 were outstanding at June 30, 1999 and 1997, respectively, but were excluded from the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares.

    11.  Comprehensive Income

    The Corporation adopted SFAS No. 130, "Reporting Comprehensive Income," as of July 1, 1998. The Statement established standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. SFAS No. 130 requires that companies (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. Financial statements for earlier periods were restated for comparative purposes. The Corporation's accumulated comprehensive income consists solely of the change in unrealized gains and losses on securities designated as available for sale in accordance with SFAS No. 115.

    12.  Fair Value of Financial Instruments

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

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 1999 and 1998:

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

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 1999 and 1998 was not material.

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:

                                                                      1999                          1998
                                                            Carrying         Fair       Carrying         Fair
                                                               value        value          value        value
                                                                                (In thousands)
    Financial assets
      Cash and cash equivalents                              $  3,497     $  3,497       $  2,793     $  2,793
      Investment securities                                     7,511        7,494         12,770       12,802
      Mortgage-backed securities                               12,583       12,542          1,269        1,214
      Loans receivable                                         89,922       90,720         83,574       83,371
      Federal Home Loan Bank stock                              1,363        1,363            825          825
                                                              -------      -------        -------      -------

                                                             $114,876     $115,616       $101,231     $101,005
                                                              =======      =======        =======      =======


    Financial liabilities
      Deposits                                               $ 79,954     $ 80,197       $ 75,955     $ 76,157
      Advances from the Federal Home Loan Bank                 25,291       24,998         15,558       15,553
      Advances by borrowers for taxes and insurance                 1            1              5            5
                                                              -------      -------        -------      -------

                                                             $105,246     $105,196       $ 91,518     $ 91,715
                                                              =======      =======        =======      =======

    13.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

    14.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 1999 consolidated financial statement presentation.

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    Carrying values and estimated fair values of investment securities held to maturity at June 30 are summarized as follows:

                                           1999                                 1998
                                                Estimated                            Estimated
                               Carrying              fair            Carrying             fair
                                  value             value               value            value
                                                         (In thousands)
    U. S. Government and
      agency obligations         $3,205            $3,188              $6,705           $6,737
    Municipal obligations           459               459                 580              580
                                  -----             -----               -----            -----

                                 $3,664            $3,647              $7,285           $7,317
                                  =====             =====               =====            =====

    At June 30, 1999, the cost carrying value of the Corporation's investment securities exceeded the fair value by $17,000, comprised of $28,000 in gross unrealized gains and $45,000 in gross unrealized losses. At June 30, 1998, the fair value of the Corporation's investment securities exceeded the cost carrying value by $32,000, comprised of $48,000 in gross unrealized gains and $16,000 in gross unrealized losses.

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities designated as available for sale at June 30, are summarized as follows:

                                                                            1999
                                                                      Gross             Gross        Estimated
                                                 Amortized       unrealized        unrealized             fair
                                                      cost            gains            losses            value
                                                                         (In thousands)
    U.S. Government and
      agency obligations                            $3,474              $-              $  96           $3,378
    Mutual funds                                       488               -                 19              469
                                                    ------               --              ----           ------

                                                    $3,962              $-               $115           $3,847
                                                     =====               ==               ===            =====



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
                                                     =====              ===                ==            =====

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost and estimated fair value of U.S. Government agency and municipal obligations designated as held to maturity, by contractual term to maturity at June 30 are shown below:

                                                                1999                           1998
                                                                    Estimated                        Estimated
                                                     Amortized           fair         Amortized           fair
                                                          cost          value              cost          value
                                                                            (In thousands)
    Due in three years or less                          $1,928         $1,949            $3,397         $3,404
    Due after three years through
      five years                                           815            791             2,023          2,044
    Due after five years                                   921            907             1,865          1,869
                                                        ------         ------             -----          -----

                                                        $3,664         $3,647            $7,285         $7,317
                                                         =====          =====             =====          =====

    The amortized cost and estimated fair value of U.S. Government and agency securities, designated as available for sale at June 30, by contractual terms to maturity, are shown below:

                                                                  1999                           1998
                                                                    Estimated                        Estimated
                                                     Amortized           fair         Amortized           fair
                                                          cost          value              cost          value
                                                                            (In thousands)
    Due in three years or less                          $   -          $   -             $4,993         $4,985
    Due after three years through
      five years                                         2,449          2,387                -              -
    Due after five years                                 1,025            991                25             25
                                                         -----         ------           -------        -------

                                                        $3,474         $3,378            $5,018         $5,010
                                                         =====          =====             =====          =====

     Gross realized gains on sales of available-for-sale investment securities were approximately $6,000 during the year ended June 30, 1999.

     At June 30, 1999 and 1998,  investment  securities  with an aggregate  book
     value  of  $1.8  million  and  $500,000,   respectively,  were  pledged  as
     collateral for public deposits.

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 1999 and 1998 are summarized as follows:

                                                                                 1999
                                                                        Gross             Gross      Estimated
                                                  Amortized        unrealized        unrealized           fair
                                                       cost             gains            losses          value
    Available for sale:                                                     (In thousands)
      Government National
        Mortgage Association
        participation certificates                 $  6,348               $-               $100       $  6,248
      Federal National
        Mortgage Association
        participation certificates                    5,593                -                171          5,422
                                                    -------                --               ---        -------
         Total mortgage-backed
           securities available for sale             11,941                -                271         11,670

    Held to maturity:
      Federal Home Loan
        Mortgage Corporation
        participation certificates                      118                 2                -             120
      Government National
        Mortgage Association
        participation certificates                      276                 2                -             278
      Federal National
        Mortgage Association
        participation certificates                      519                -                 45            474
                                                   --------                --              ----       --------
         Total mortgage-backed
           securities held to maturity                  913                 4                45            872
                                                   --------             -----              ----       --------

         Total mortgage-backed
           securities                               $12,854            $    4              $316        $12,542
                                                     ======             =====               ===         ======


                                                                                 1998
                                                                        Gross             Gross      Estimated
                                                  Amortized        unrealized        unrealized           fair
                                                       cost             gains            losses          value
    Held to maturity:                                                       (In thousands)
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
                                                      =====              ====              ====          =====

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities designated as available for sale at June 30, 1999, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                            Amortized cost
                                                            (In thousands)

    Due in five to ten years                                      $  4,576
    Due after twenty years                                           7,365
                                                                   -------

                                                                   $11,941

    The amortized cost of mortgage-backed securities designated as held to maturity, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                          June 30,
                                                 1999                1998
                                                       (In thousands)
    Due within three years                      $  16            $     36
    Due in three to five years                      1                   5
    Due in five to ten years                       77                 105
    Due in ten to twenty years                     32                  45
    Due after twenty years                        787               1,078
                                                  ---               -----

                                                 $913              $1,269
                                                  ===               =====

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is as follows:

                                                      1999                1998
                                                            (In thousands)
    Residential real estate
      One-to-four family                           $75,600             $67,205
      Multi-family                                     399                 500
      Construction                                   1,374               1,026
    Nonresidential real estate and land              3,733               4,744
    Mobile home loans                                1,484               1,988
    Consumer and other                               9,520               9,912
                                                   -------             -------
                                                    92,110              85,375
    Less:
      Undisbursed portion of loans in process        1,289                 930
      Deferred loan origination fees                   308                 308
      Allowance for loan losses                        591                 563
                                                  --------            --------

                                                   $89,922             $83,574
                                                    ======              ======

    The Association's lending efforts have historically focused on one-to-four family and multi-family residential real estate loans, which comprise approximately $76.1 million, or 85%, of the total loan portfolio at June 30, 1999 and $67.8 million, or 81%, of the total loan portfolio at June 30, 1998. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of northern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Association's primary lending area are presently stable.

    In the normal course of business, the Association has made loans to some of its directors, officers and employees. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. Loans to directors and officers totaled approximately $1.2 million and $997,000 at June 30, 1999 and 1998, respectively. During the year ended June 30, 1999, there were $397,000 in loans disbursed to directors and officers, while principal repayments of $181,000 were received.

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                1999            1998           1997
                                                         (In thousands)
    Balance at beginning of year                $563            $478           $459
    Provision for loan losses                     94             156            142
    Charge-offs of loans                         (74)            (87)          (131)
    Recoveries                                     8              16              8
                                               -----            ----          -----

    Balance at end of year                      $591            $563           $478
                                                 ===             ===            ===

     As of June 30, 1999, the Association's allowance for loan losses was comprised of a general loss allowance of $473,000, which is includible as a component of regulatory risk-based capital and a specific loss allowance of $118,000.

     Nonperforming and nonaccrual loans totaled approximately $912,000, $600,000 and $508,000 at June 30, 1999, 1998 and 1997, respectively.

     During the years ended June 30, 1999, 1998 and 1997, interest income of approximately $65,000, $44,000 and $51,000, respectively, would have been recognized had nonperforming loans been performing in accordance with their contractual terms.


NOTE E - OFFICE PREMISES AND EQUIPMENT

     Office premises and equipment at June 30 are comprised of the following:

                                                    1999                1998
                                                          (In thousands)
    Land and improvements                       $     93               $  93
    Office buildings and improvements                639                 539
    Furniture, fixtures and equipment                311                 242
                                                  ------                 ---
                                                   1,043                 874
      Less accumulated depreciation and
        amortization                                 323                 274
                                                  ------                 ---

                                                 $   720                $600
                                                  ======                 ===

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at June 30:


    Deposit type and weighted-
    average interest rate                              1999                  1998
                                                              (In thousands)
    NOW accounts
      1999 - 2.03%                                  $10,058
      1998 - 2.39%                                                       $  8,757
    Passbook
      1999 - 2.98%                                   16,263
      1998 - 3.25%                                                         16,139
                                                     ------                ------
    Total demand, transaction and
      passbook deposits                              26,321                24,896

    Certificates of deposit
      Original maturities of:
        Less than 12 months
          1999 - 4.61%                                7,600
          1998 - 5.07%                                                      7,360
        12 months to 24 months
          1999 - 5.15%                               24,432
          1998 - 5.64%                                                     23,752
        30 months to 36 months
          1999 - 5.69%                                4,781
          1998 - 5.75%                                                      3,892
        More than 36 months
          1999 - 5.95%                                3,920
          1998 - 6.23%                                                      3,356
      Individual retirement accounts
        1999 - 5.65%                                 12,900
        1998 - 5.65%                                                       12,699
                                                     ------                ------
    Total certificates of deposit                    53,633                51,059
                                                     ------                ------

    Total deposit accounts                          $79,954               $75,955
                                                     ======                ======

     At June 30, 1999 and 1998, the Association had certificate of deposit accounts with balances in excess of $100,000 totaling $4.8 million and $2.8 million, respectively.

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the year ended June 30 is summarized as follows:

                                       1999           1998           1997
                                                (In thousands)
    Passbook                        $   445        $   503        $   502
    NOW accounts                        272            226            153
    Certificates of deposit           2,846          2,824          2,643
                                      -----          -----          -----

                                     $3,563         $3,553         $3,298
                                      =====          =====          =====

    Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                                        1999           1998
                                                           (In thousands)
    Less than one year                               $40,592        $40,446
    One to three years                                11,563          9,426
    Over three years                                   1,478          1,187
                                                     -------        -------

                                                     $53,633        $51,059
                                                      ======         ======



NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 1999 by pledges of certain residential mortgage loans totaling $37.9 million, and the Association's investment in Federal Home Loan Bank stock, are summarized as follows:

                           Maturing  year
    Interest rate          ending June 30,            1999                1998
                                                        (Dollars in thousands)
    6.45%                         1999            $     -             $  1,000
    5.78%                         2003               6,000               6,000
    5.15 - 7.05%                  2008               8,291               8,558
    5.00%                         2009              11,000                  -
                                                    ------             -------

                                                   $25,291             $15,558
                                                    ======              ======

    Weighted-average interest rate                    5.28%               5.58%
                                                      ====                ====

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE H - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate as follows for the years ended June 30:

                                                          1999           1998           1997
                                                                   (In thousands)
    Federal income taxes computed at
      statutory rate                                      $472           $450           $305
    Increase (decrease) in taxes resulting from:
      Other (primarily tax-exempt interest in
        1999 and 1998)                                      (7)            (6)             3
                                                         -----          -----          -----
    Federal income tax provision per consolidated
      statements of earnings                              $465           $444           $308
                                                           ===            ===            ===

    The composition of the Corporation's net deferred tax asset at June 30 is as follows:

                                                                      1999           1998
                                                                         (In thousands)
     Taxes (payable) refundable on temporary
     differences at estimated corporate tax rate:
       Deferred tax assets:
         General loan loss allowance                                  $161           $158
         Deferred loan origination fees                                105            105
         Unrealized losses on securities designated as
           available for sale                                          131              7
         Stock benefit plan                                             27             30
         Other                                                          -              20
                                                                       ---           ----
           Total deferred tax assets                                   424            320

       Deferred tax liabilities:
         Percentage of earnings bad debt deduction                      (7)            (9)
         Federal Home Loan Bank stock dividends                       (161)          (132)
         Book/tax depreciation                                         (48)           (37)
                                                                      ----           ----
           Total deferred tax liabilities                             (216)          (178)
                                                                       ---            ---

           Net deferred tax asset                                     $208           $142
                                                                       ===            ===

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE H - FEDERAL INCOME TAXES (continued)

    The Association was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 1999, includes approximately $1.2 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction at June 30, 1999 is approximately $400,000. See Note M for additional information regarding the Association's future percentage of earnings bad debt deductions.


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

    At June 30, 1999, the Association had outstanding commitments of approximately $1.6 million to originate loans. Additionally, the Association was obligated under unused lines of credit totaling $1.8 million. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 1999, and will be funded from normal cash flow from operations.


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

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE J - REGULATORY CAPITAL (continued)

    Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4% - 5% of adjusted total assets for substantially all savings institutions. Management anticipates no material change to the Association's present excess regulatory capital position as a result of this change in the regulatory capital requirement. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Association multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

    During the 1999 fiscal year, the Association was notified from its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Association must maintain minimum capital ratios as set forth in the following tables.

     As of June 30, 1999 and 1998, management believes that the Association met all capital adequacy requirements to which it was subject.


                                                                 1999
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                               (Dollars in thousands)
    Risk-based capital                   $8,339    13.8%         =>$4,828    =>8.0%          =>$6,035     =>10.0%

    Core capital                         $7,866     6.8%         =>$3,485    =>3.0%          =>$6,970     => 6.0%

    Tangible capital                     $7,866     6.8%         =>$1,743    =>1.5%          =>$5,808     => 5.0%


                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE J - REGULATORY CAPITAL (continued)

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

                        Community Investors Bancorp, Inc.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1999, 1998 and 1997


NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC.

    The following condensed financial statements summarize the financial position of Community Investors Bancorp, Inc. as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the years ended June 30, 1999, 1998 and 1997.

                        Community Investors Bancorp, Inc.
                        STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)
         ASSETS                                                                                     1999           1998
    Interest-bearing deposits in First Federal Savings and
      Loan Association of Bucyrus                                                               $  2,327       $  3,256
    Interest-bearing deposits in other financial institutions                                         21             21
    Loan receivable from ESOP                                                                        403            454
    Investment in First Federal Savings and Loan Association of Bucyrus                            7,611          6,633
    Prepaid expenses and other                                                                       151             76
                                                                                                  ------        -------

         Total assets                                                                            $10,513        $10,440
                                                                                                  ======         ======

         LIABILITIES AND STOCKHOLDERS' EQUITY

    Accrued expenses and other liabilities                                                       $    96        $    97

    Stockholders' equity
      Common stock and additional paid-in capital                                                  7,101          6,925
      Retained earnings                                                                            8,370          7,742
      Shares acquired by stock benefit plans                                                        (610)          (759)
      Treasury shares - at cost                                                                   (4,189)        (3,551)
      Unrealized losses on securities designated as available for sale,
        net of related tax benefits                                                                 (255)           (14)
                                                                                                  ------         ------
          Total stockholders' equity                                                              10,417         10,343
                                                                                                  ------         ------

          Total liabilities and stockholders' equity                                             $10,513        $10,440
                                                                                                  ======         ======


                        Community Investors Bancorp, Inc.
                             STATEMENTS OF EARNINGS
                               Year ended June 30,
                                 (In thousands)
                                                                      1999            1998           1997
    Revenue
      Interest income                                             $     31        $     56     $       66
      Equity in earnings of First Federal Savings and Loan
        Association of Bucyrus                                       1,046             976            640
                                                                     -----          ------       --------
          Total revenue                                              1,077           1,032            706

    General, administrative and other expenses                         219             204            134
                                                                    ------          ------       --------

          Earnings before income tax credits                           858             828            572

    Federal income tax credits                                         (64)            (51)           (17)
                                                                   -------         -------      ---------

          NET EARNINGS                                             $   922         $   879      $     589
                                                                    ======          ======       ========

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC. (continued)

                        Community Investors Bancorp, Inc.
                            STATEMENTS OF CASH FLOWS
                               Year ended June 30,
                                 (In thousands)

                                                                                    1999            1998           1997
    Cash flows provided by (used in) operating activities:
      Net earnings for the year                                                  $   922         $   879        $   589
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        (Undistributed earnings of) excess distributions from
          consolidated subsidiary                                                 (1,046)          3,913           (640)
        Amortization of stock benefit plan expense                                   153             104             73
        Increases (decreases) in cash due to changes in:
          Prepaid expenses and other assets                                          (75)            (51)            22
          Other liabilities                                                           (1)             64              4
          Other                                                                       (1)            (18)           (38)
                                                                                --------         -------        -------
         Net cash provided by (used in) operating activities                         (48)          4,891             10

    Cash flows provided by investing activities:
      Maturities of investment securities                                             -               -             709
      Repayments on ESOP loan                                                         51              18             60
                                                                                 -------         -------        -------
         Net cash provided by investment activities                                   51              18            769

    Cash flows used in financing activities:
      Dividends on common stock                                                     (294)           (271)          (239)
      Purchase of treasury stock                                                    (638)         (1,580)          (854)
                                                                                  ------           -----        -------
         Net cash used in financing activities                                      (932)         (1,851)        (1,093)
                                                                                  ------           -----          -----

    Net increase (decrease) in cash and cash equivalents                            (929)          3,058           (314)

    Cash and cash equivalents at beginning of year                                 3,277             219            533
                                                                                   -----          ------        -------

    Cash and cash equivalents at end of year                                      $2,348          $3,277        $   219
                                                                                   =====           =====         ======

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC. (continued)

    The Association is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Association to the Corporation. Generally, the Association's payment of dividends is limited, without prior OTS approval, to net income for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. At June 30, 1999, the Association was required to obtain OTS approval with respect to future dividend distributions to the Corporation.


NOTE L - STOCK OPTION PLAN

    During fiscal 1996, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 110,722 shares of authorized, but unissued shares of common stock at the fair value at the date of grant.

    The Corporation accounts for the stock option plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation at the grant date. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE L - STOCK OPTION PLAN (continued)


                                                            1999            1998         1997
    Net earnings (In thousands)       As reported           $922            $879         $589
                                                             ===             ===          ===

                                        Pro-forma           $922            $863         $579
                                                             ===             ===          ===

    Earnings per share
      Basic                           As reported          $.81             $.70         $.44
                                                            ===              ===          ===

                                        Pro-forma          $.81             $.69         $.43
                                                            ===              ===          ===

      Diluted                         As reported          $.78             $.68         $.44
                                                            ===              ===          ===

                                        Pro-forma          $.78             $.67         $.43
                                                            ===              ===          ===


     The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1998 and 1997, respectively; dividend yield of 7.0% and expected volatility of 20.0% for all years; risk-free interest rates of 6.5% and 6.0% and expected lives of ten years.

     A summary of the status of the Corporation's stock option plan as of June 30, 1999, 1998 and 1997, and changes during the periods ending on those dates is presented below:

                                                    1999                      1998                     1997
                                                       Weighted-                Weighted-                   Weighted-
                                                         average                  average                     average
                                                        exercise                 exercise                    exercise
                                             Shares        price       Shares       price         Shares        price
    Outstanding at beginning of year        117,074       $7.67        96,653       $  7.00       85,860      $6.89
    Granted                                      -            -        21,321         10.73       10,793       7.87
    Exercised                                  (540)       6.61          (180)         9.92          -           -
    Forfeited                                (1,260)          -          (720)            -          -           -
                                            -------        ----        ------        ------       ------       ----

    Outstanding at end of year              115,274       $7.67       117,074       $  7.67       96,653      $7.00
                                            =======        ====       =======        ======       ======       ====

    Options exercisable at year-end          59,198       $6.95        36,322       $  6.95       17,172      $6.89
                                            =======        ====        ======        ======       ======       ====
    Weighted-average fair value of
      options granted during the year                       N/A                     $  1.20                   $1.33
                                                            ===                      ======                    ====

                        Community Investors Bancorp, Inc.

                          June 30, 1999, 1998 and 1997


NOTE L - STOCK OPTION PLAN (continued)

    The following information applies to options outstanding at June 30, 1999:

    Number outstanding                                                115,274
    Range of exercise prices                                   $6.61 - $10.83
    Weighted-average exercise price                                     $7.67
    Weighted-average remaining contractual life                     6.0 years


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

    Under separate legislation related to the recapitalization plan, the Association is required to recapture as taxable income approximately $26,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Association has provided deferred taxes for this amount and will amortize the recapture of the bad debt reserve into taxable income over a six year period, which commenced in fiscal 1998.

Board of Directors                         Assistant Vice Presidents
John W. Kennedy                            Jane A. Cremeans
President and Chief Executive              Timothy G. Heydinger
  Officer of First Federal                 Kimberly B. Roe
  Savings & Loan Association
                                           General Counsel
Dale C. Hoyles                             Cory and Cory
Chairman of the Board, Retired             221 S. Poplar Street
  Senior Vice President/Treasurer          Bucyrus, Ohio  44820
  of Centurion Financial
                                           Special Legal Counsel
                                           Elias, Matz, Tiernan & Herrick, LLP
David M. Auck                              734 15th Street, N.W., 12th Floor
Vice Chairman of the Board                 Washington, DC  20005
  Co-owner Auck Dostal Agency
                                           Transfer Agent and Registrar
Philip E. Harris                           Registrar & Transfer Company
Plant Manager, Distribution                10 Commerce Drive
  Center - The Timken Company              Cranford, NJ  07016

John D. Mizick                             Independent Auditors
Certified Public Accountant                Grant Thornton LLP
  Mizick & Company, Inc.                   Suite 900
                                           625 Eden Park Drive
D. Brent Fissel                            Cincinnati, Ohio  45202
Dentist
                                           Investment Banker & Financial Advisor
Thomas P. Moore                            Charles Webb & Company
Retired President and General Manager -    211 Bradenton
  Brokensword Broadcasting Co.             Dublin, Ohio  43017

                                           Major Market Makers
Honorary Directors                         The Ohio Company
John T. Bridges                            McDonald & Company Sec., Inc.
Retired Plant Manager -                    Friedman, Billings, Ramsey & Company
  General Electric Company                 Sweney, Cartwright & Company

Richard L. Cory
     Attorney at law - Cory and Cory

Herbert Kraft
Farmer and Retired Salesman -
  Moorman Feed Sales

Executive Officers
John W. Kennedy
President and Chief Executive
  Officer

Brian R. Buckley
Vice President

Phillip W. Gerber
Vice President

Robert W. Siegel
     Assistant Vice President and Treasurer

                          ANNUAL REPORT ON FORM 10-KSB

A copy of Community Investors Bancorp, Inc.'s Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, is available without charge to stockholders of record by writing to:

                                Brian R. Buckley
                                 Vice President
                        Community Investors Bancorp, Inc.
                                  P.O. Box 749
                             119 S. Sandusky Avenue
                               Bucyrus, Ohio 44820


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