Form 10-K, Exhibit 13
period 2000-06-30
COMMUNITY INVESTORS BANCORP INC
filed 2000-09-28
CIK 930277

TABLE OF CONTENTS


President's Letter to Stockholders.....................................      2

The Business of Community Investors Bancorp, Inc. and Subsidiary.......      3

Market for Common Stock................................................      3

Selected Consolidated Financial Data...................................      5

Management's Discussion and Analysis of Financial Condition
  and Results of Operations............................................      7

Discussion of Financial Condition Changes from June 30, 1999 to
  June 30, 2000........................................................      8

Comparison of Results of Operations for Fiscal Years Ended
  June 30, 2000 and 1999...............................................      9

Comparison of Results of Operations for Fiscal Years Ended
  June 30, 1999 and 1998...............................................     10

Average Yield Analysis.................................................     13

Rate/Volume Table......................................................     14

Asset and Liability Management.........................................     15

Liquidity and Capital Resources........................................     17

Recent Accounting Pronouncements.......................................     18

Report of Independent Certified Public Accountants.....................     19

Consolidated Financial Statements......................................     20

Directors and Officers.................................................     50

Stockholder Services...................................................     51

Dear Stockholder:

We are pleased to present our Annual Report to Stockholders covering the fiscal year ending June 30, 2000.

Fiscal 2000 represented another year of solid results for your Corporation. The strength of our earnings performance was masked by a $240,000 after-tax charge related to the sale of our mobile home loan portfolio. However, we believe the long-term improvement in our asset quality more than justifies the short-term cost of the sale.

We continue to be the leader in financing of single-family dwellings in our area. We also have been most fortunate to be able to continue to originate a significant percentage of adjustable rate mortgages. As interest rates increase, we are starting to see the improved results of having a high percentage of home loans with adjustable rates.

Moreover, we continue to look for additional products or changes to current products to increase our fee income. The Crawford County Ohio market area is probably the strongest it has been in over 100 years. Employment is high; there seem to be improving employment levels everywhere we turn. The old saying that "It doesn't get much better than this" seems to be very valid.

The prices of financial institutions stock have been a large disappointment to your management and Board of Directors. The great majority of financial services stocks have had dramatic decreases in this past year. We feel financial stocks will start to improve over the next year and that profits will be the main driver. We feel we are better positioned today for considerably better financial results in 2001.

We have once again increased your cash dividend on common stock to $.26, an 8.3% increase over the $.24 cash dividend of last year.

In conclusion, we remain committed to enhancing the long-term value of your investment in CIBI, and thank you very much for your support over the past year.

Very truly yours,

COMMUNITY INVESTORS BANCORP, INC.


/s/John W. Kennedy

John W. Kennedy
President

          BUSINESS OF COMMUNITY INVESTORS BANCORP, INC. AND SUBSIDIARY


General

Community Investors Bancorp, Inc. (the "Corporation") was organized in fiscal 1995 at the direction of the Board of Directors of First Federal Savings and Loan Association of Bucyrus ("First Federal" or the "Association") for the purpose of acquiring all of the common stock to be issued by the Association upon its conversion from a federally-chartered mutual savings and loan to a federally-chartered stock association (the "Conversion"). Since completion of the Conversion on February 6, 1995, the Corporation has conducted business as a unitary savings and loan holding company. At June 30, 2000, the Corporation had $119.0 million of total assets, $108.3 million of total liabilities, including $79.1 million of deposits, and $10.8 million of stockholders' equity.

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


                             MARKET FOR COMMON STOCK


Shares of common stock of Community Investors Bancorp, Inc. are traded nationally under the symbol "CIBI" on the Nasdaq SmallCap Market System ("Nasdaq"). At September 7, 2000, the Corporation had 1,185,388 shares of common stock outstanding and 436 stockholders of record.

The following tables set forth the reported high and low sale prices of a share of the Corporation's common stock as reported by Nasdaq and cash dividends paid per share of common stock during the periods indicated.

                         Fiscal Year Ended June 30, 2000

Quarter Ended                 High              Low               Dividend
September 30, 1999            $10.00            $  9.13           $.065
December 31, 1999               9.44               7.28            .065
March 31, 2000                  9.44               8.13            .065
June 30, 2000                   8.50               8.06            .065

                         Fiscal Year Ended June 30, 1999

Quarter Ended                 High              Low               Dividend

September 30, 1998            $15.00            $12.00            $.06
December 31, 1998              13.50             11.50             .06
March 31, 1999                 12.75              9.00             .06
June 30, 1999                  10.75              8.63             .06

In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, the Association is not permitted to pay a cash dividend on its common shares if the Association's regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account (which was established for the purpose of granting a limited priority claim on the assets of the Association, in the event of a complete liquidation, to those members of the Association before the Conversion who maintain a savings account at the Association after the Conversion) or applicable regulatory capital requirements prescribed by the OTS.

The Association is subject to regulations imposed by the Office of Thrift Supervision ("OTS") regarding the amount of capital distributions payable by the Association to the Corporation. Generally, the Association's payment of dividends is limited, without prior OTS approval, to net income for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. At June 30, 2000, the Association was required to obtain OTS approval with respect to future dividend distributions to the Corporation.

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

                                                                       At June 30,
Selected Consolidated Financial
  Condition Data:                            2000           1999            1998           1997           1996
                                                                      (In thousands)
Total assets                             $119,034       $116,224        $102,535        $92,304        $91,787
Cash and cash equivalents                   2,313          3,497           2,793          2,410          1,909
Securities:
  Available-for-sale                       14,876         15,517           5,485          1,498          6,201
  Held-to-maturity                          4,382          4,577           8,554          9,990         15,674
Loans receivable - net                     94,366         89,922          83,574         76,446         66,255
Deposits                                   79,138         79,954          75,955         72,911         69,911
Federal Home Loan Bank advances            28,611         25,291          15,558          7,810          9,884
Stockholders' equity, restricted           10,763         10,417          10,343         11,113         11,486


                                                                       Year ended June 30,

Selected Consolidated Operating Data:            2000         1999            1998           1997         1996
                                                              (In thousands, except share data)
Total interest income                          $8,471       $8,189          $7,511         $7,288       $6,770
Total interest expense                          5,078        4,822           4,153          4,069        3,626
                                                -----        -----           -----          -----        -----
Net interest income                             3,393        3,367           3,358          3,219        3,144
Provision for losses on loans                     121           94             156            142          159
                                                -----        -----           -----          -----        -----
Net interest income after provision for
  losses on loans                               3,272        3,273           3,202          3,077        2,985

Other income                                      291          261             197            140          164
Loss on disposition of mobile home
  loan portfolio                                  364           -               -              -            -
SAIF recapitalization assessment                   -            -               -             458           -
General, administrative and other expense       2,198        2,147           2,076          1,862        1,805
                                                -----        -----           -----          -----        -----
Earnings before income taxes                    1,001        1,387           1,323            897        1,344

Federal income taxes                              333          465             444            308          458
                                                -----        -----           -----          -----        -----
Net earnings                                   $  668       $  922          $  879         $  589       $  886
                                                =====        =====           =====          =====        =====
Earnings per share (1)
  Basic                                          $.59         $.81            $.70           $.44         $.59
                                                  ===          ===             ===            ===          ===
  Diluted                                        $.58         $.78            $.68           $.44         $.59
                                                  ===          ===             ===            ===          ===


(1) Earnings per share for the years ended June 30, 1997 and 1996 have been restated to give effect to the 3-for-2 stock splits effected during fiscal 1998 and 1997.


                                                                  At or for the year ended June 30,
Selected financial ratios and
  other data:  (1)                                      2000         1999         1998         1997         1996
Return on average assets (4)                            .56%          .81%         .90%         .62%        1.05%
Return on average equity (4)                           6.23          9.03         8.05         5.21         7.44
Average equity to average assets                       9.00          9.02        11.20        11.97        14.06
Interest rate spread (2)                               2.64          2.63         3.07         3.06         3.02
Net interest margin (2)                                2.94          3.02         3.54         3.53         3.73
Non-performing assets and troubled debt
  restructuring to total assets at end of period (3)    .39           .87          .64          .63          .78
Non-performing loans and troubled debt
  restructuring to total loans at end of period (3)     .49          1.07          .70          .65          .94
Average interest-earning assets to average
  interest-bearing liabilities                       106.93        109.01       110.58       110.40       116.57
Net interest income after provision for loan
  losses and other income to total general,
  administrative and other expense (4)               158.79        164.59       163.73       138.66       174.46
General, administrative and other expense to
  average total assets (4)                             1.85          1.90         2.13         2.46         2.13
Dividend payout ratio (5)                             44.07         29.63        30.48        40.40         6.03
Book value per share (5)                              $9.02         $8.55        $8.17        $7.97        $7.66



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

Additionally, and to a lesser extent, the Association's profitability is affected by such factors as the level of other income and general and administrative expenses, the provision for losses on loans, and the effective tax rate. Other income consists primarily of service charges and other fees. General, administrative and other expenses consist of compensation and benefits, occupancy-related expenses, FDIC deposit insurance premiums and other operating expenses.

Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Corporation for the fiscal years ended June 30, 2000 and 1999. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere in this report.

Forward-Looking Statements

In the following pages, management presents an analysis of the Corporation's financial condition as of June 30, 2000, and the results of operations for the year ended June 30, 2000 as compared to prior periods. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertanties. Economic circumstances, the Corporation's operations and the Corporation's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Corporation's general market area.

Without limiting the foregoing, some of the forward-looking statements include the following:

         Management's establishment of an allowance for loan losses and its statements regarding the adequacy of such allowance for loan losses.

         Management's opinion as to the financial statement effect of certain recent accounting pronouncements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Financial Condition Changes from June 30, 1999 to June 30, 2000

The Corporation's total assets amounted to $119.0 million as of June 30, 2000, an increase of $2.8 million, or 2.4%, over the $116.2 million total at June 30, 1999. The increase in assets was funded primarily through an increase in advances from the Federal Home Loan Bank of $3.3 million, which was partially offset by an $816,000 decrease in deposits outstanding.

Cash and cash equivalents and investment securities totaled $21.6 million at June 30, 2000, a decrease of $2.0 million, or 8.6%, from 1999 levels. The decrease resulted primarily from maturities of investment and mortgage-backed securities of $135,000 and $2.7 million, respectively, which were offset by purchases of investment securities totaling $2.1 million. Purchases during fiscal 2000 included government agency securities bearing a weighted-average interest rate of 8.32%, which were financed via fixed-rate advances from the Federal Home Loan Bank bearing a weighted-average cost of 6.52%, coupled with proceeds from maturities of investment securities.

Loans receivable totaled $94.4 million at June 30, 2000, an increase of $4.4 million, or 4.9%, over June 30, 1999 levels. Loan disbursements during fiscal 2000 totaled $24.0 million, which were partially offset by principal repayments of $18.0 million. The volume of loan disbursements during fiscal 2000 represented a $13.7 million, or 36.4%, decline compared to the record volume in fiscal 1999. The decrease in loan origination volume was due primarily to a decline in loan demand following an overall increase in interest rates in the economy year to year.

At June 30, 2000, the Corporation's allowance for loan losses totaled $484,000, which represented .51% of total loans and 107.8% of nonperforming loans. The allowance totaled $591,000 at June 30, 1999, which represented .66% of total loans and 64.8% of nonperforming loans at that date. Nonperforming loans totaled $449,000 and $912,000 at June 30, 2000 and 1999, respectively, which represented
 .48% and 1.01% of total loans at those respective dates. Although management believes that its allowance for loan losses at June 30, 2000 was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's results of operations.

Deposits totaled $79.1 million at June 30, 2000, a decrease of $816,000, or 1.0%, from the $79.9 million total reported at June 30, 1999. While management has generally pursued a strategy of moderate growth in the deposit portfolio, it has historically not engaged in sporadic increases or decreases in interest rates, nor has it offered the highest rates available in its deposit market.

Advances from the Federal Home Loan Bank totaled $28.6 million at June 30, 2000, an increase of $3.3 million, or 13.1%, over June 30, 1999 levels. Proceeds from such advances were used primarily to fund the purchase of investment securities and to fund the growth in the loan portfolio.

Stockholders' equity totaled $10.8 million at June 30, 2000, an increase of $346,000, or 3.3%, over June 30, 1999 levels. The increase resulted primarily from net earnings of $668,000, which was partially offset by repurchases of 25,896 shares of treasury stock at an aggregate price of $219,000, coupled with dividend payments on common stock totaling $310,000.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended June 30, 2000 and 1999

General

The Corporation's net earnings totaled $668,000 for the fiscal year ended June 30, 2000, a decrease of $254,000, or 27.5%, from the $922,000 of net earnings reported for fiscal 1999. The decrease in earnings resulted primarily from a $364,000 loss on the disposition of the mobile home loan portfolio recorded during the fiscal year. Exclusive of this loss, the Corporation would have realized net earnings for the current period of $908,000, or $.80 per basic share.

Net Interest Income

Total interest income for the fiscal year ended June 30, 2000, amounted to $8.5 million, an increase of $282,000, or 3.4%, over fiscal 1999. This increase was due primarily to a $3.9 million, or 3.5%, increase in the weighted-average balance of interest-earning assets outstanding. Interest income on loans increased by $244,000, or 3.6%, due primarily to a $5.1 million, or 5.8%, increase in the average balance of loans outstanding year-to-year, partially offset by a sixteen basis point decline in the average yield. Interest income on investment and mortgage-backed securities and interest-bearing deposits increased by $38,000, or 2.9%, due primarily to a 46 basis point increase in the average yield year to year, which was partially offset by a $1.2 million, or 4.9%, decline in the average portfolio balance outstanding.

Interest expense on deposits decreased by $68,000, or 1.9%, primarily due to a twenty-two basis point decrease in cost of deposits, which was partially offset by a $2.3 million, or 3.0%, increase in the weighted-average balance of deposits outstanding. Interest expense on borrowings increased by $324,000, or 25.7%, during the current period, due primarily to a $3.4 million increase in the weighted-average balance of advances from the Federal Home Loan Bank outstanding, coupled with a fifty-four basis point increase in the average cost of borrowings, to 5.84% in fiscal 2000.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $26,000, or .8%, to a total of $3.4 million for the fiscal year ended June 30, 2000. The interest rate spread amounted to 2.64% in fiscal 2000, compared to 2.63% in fiscal 1999, while the net interest margin totaled approximately 2.94% in fiscal 2000, as compared to 3.02% in fiscal 1999.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Association, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Association's market area, and other factors related to the collectibility of the Association's loan portfolio. As a result of such analysis, management recorded a $121,000 provision for losses on loans during the fiscal year ended June 30, 2000, an increase of $27,000, or 28.7%, over the provision recorded in fiscal 1999. The current period provision was predicated upon the overall growth in the loan portfolio, offset by a decrease in the level of nonperforming loans.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended June 30, 2000 and 1999 (continued)

Other Income

Other income decreased by $334,000 for the fiscal year ended June 30, 2000, compared to fiscal 1999, due primarily to a $364,000 loss recorded on the disposition of the mobile home loan portfolio. The sale of the aforementioned assets resulted as management elected to dispose of the lower yielding portfolio and re-deploy these funds into higher quality, higher yielding assets. Exclusive of this loss, the Corporation's other income would have increased by $30,000, or 11.5%, primarily due to increased service fees on deposit accounts and transactions.

General, Administrative and Other Expense

General, administrative and other expense totaled $2.2 million for the fiscal year ended June 30, 2000, an increase of $51,000, or 2.4%, compared to fiscal 1999. This increase was due primarily to a $57,000, or 5.0%, increase in employee compensation and benefits and a $28,000, or 13.1%, increase in data processing, which were partially offset by a $24,000, or 16.2%, decrease in franchise taxes. The increase in employee compensation and benefits resulted primarily from increased management staffing levels year to year, coupled with normal merit increases. The increase in data processing generally reflects the effects of the Corporation's overall growth year to year. The decrease in franchise taxes was due to a reduction in the effective tax rate.

Federal Income Taxes

The provision for federal income taxes decreased by $132,000, or 28.4%, for the fiscal year ended June 30, 2000, as compared to fiscal 1999. This decrease resulted primarily from the decrease in net earnings before taxes of $386,000, or 27.8%. The effective tax rates were 33.3% and 33.5% for the fiscal years ended June 30, 2000 and 1999, respectively.


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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended June 30, 1999 and 1998 (continued)

Net Interest Income

Total interest income for the fiscal year ended June 30, 1999, amounted to $8.2 million, an increase of $678,000, or 9.0%, over fiscal 1998. This increase was due primarily to a $16.5 million, or 17.4%, increase in the weighted-average balance of interest-earning assets outstanding, which was partially offset by a fifty-six basis point decline in the average yield year to year, to 7.35% in fiscal 1999. Interest income on loans increased by $240,000, or 3.6%, due primarily to a $6.6 million, or 8.1%, increase in the average balance of loans outstanding year to year, partially offset by a thirty-four basis point decline in the average yield. Interest income on investment and mortgage-backed securities and interest-bearing deposits increased by $438,000, or 49.8%, due primarily to a $9.9 million, or 74.2%, increase in the average portfolio balance outstanding.

Interest expense on deposits increased by $10,000, or .3%, as the $3.4 million, or 4.5%, increase in the weighted-average balance of deposits outstanding was mitigated by a nineteen basis point decrease in the cost of deposits year to year, to 4.54% in fiscal 1999. Interest expense on borrowings increased by $659,000, or 109.8%, during fiscal 1999, compared to fiscal 1998, due primarily to a $13.0 million increase in the weighted-average balance of advances from the Federal Home Loan Bank outstanding, partially offset by a thirty-one basis point decline in the average cost of borrowings, to 5.30% in fiscal 1999.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $9,000, or .3%, to a total of $3.4 million for the fiscal year ended June 30, 1999. The interest rate spread amounted to 2.63% in fiscal 1999 and 3.07% in fiscal 1998, while the net interest margin totaled approximately 3.02% in fiscal 1999, as compared to 3.54% in fiscal 1998.

Provision for Losses on Loans

Based upon an analysis of historical experience, the volume and type of lending conducted by the Association, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Association's market area, and other factors related to the collectibility of the Association's loan portfolio, management recorded a $94,000 provision for losses on loans during the fiscal year ended June 30, 1999, a decrease of $62,000, or 39.7%, from the provision recorded in fiscal 1998. The fiscal 1999 provision was predicated upon the overall growth in the loan portfolio, coupled with an increase in the level of nonperforming loans.

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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended June 30, 1999 and 1998 (continued)

General, Administrative and Other Expense

General, administrative and other expense totaled $2.1 million for the fiscal year ended June 30, 1999, an increase of $71,000, or 3.4%, compared to fiscal 1998. This increase was due primarily to a $43,000, or 4.0%, increase in employee compensation and benefits and a $36,000, or 20.3%, increase in data processing. The increase in employee compensation and benefits resulted primarily from increased management staffing levels year to year, coupled with increased costs attendant to stock benefit plans and normal merit increases. The increase in data processing generally reflects the effects of the Corporation's overall growth year to year.

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

                                                          Year ended June 30,
                                             2000                             1999                           1998
                                Average    Interest                Average   Interest              Average  Interest
                              outstanding   earned/    Yield/   outstanding   earned/  Yield/   outstanding  earned/  Yield/
                                balance      paid      rate       balance      paid    rate        balance     paid     rate
Interest-earning assets:
  Loans receivable             $  93,277    $7,115      7.63%    $  88,179    $6,871    7.79%      $81,586    $6,631    8.13%
  Investment securities           21,391     1,313      6.14        20,448     1,168    5.71        12,668       837    6.61
  Other interest-earning
    assets (1)                       758        43      5.67         2,851       150    5.26           705        43    6.10
                                 -------     -----      ----       -------     -----    ----        ------     -----    ----
     Total interest-earning
       assets                    115,426     8,471      7.34       111,478     8,189    7.35        94,959     7,511    7.91

Non-interest-earning assets        3,706                             1,671                           2,572
                                 -------                           -------                          ------

     Total assets               $119,132                          $113,149                         $97,531
                                 =======                           =======                          ======

Interest-bearing liabilities:
  Deposits                      $ 80,862     3,495       4.32     $ 78,528     3,563     4.54      $75,177     3,553    4.73
  FHLB advances                   27,086     1,583       5.84       23,735     1,259     5.30       10,695       600    5.61
                                 -------     -----       ----      -------     -----     ----       ------     -----    ----
     Total interest-bearing
       liabilities               107,948     5,078       4.70      102,263     4,822     4.72       85,872     4,153    4.84
                                             -----       ----                  -----     ----                  -----    ----

Non-interest-bearing
  liabilities                        468                               675                             736
                                 -------                           -------                          ------

     Total liabilities           108,416                           102,938                          86,608

Stockholders' equity              10,716                            10,211                          10,923
                                 -------                           -------                          ------

     Total liabilities and
       stockholders' equity     $119,132                          $113,149                         $97,531
                                 =======                           =======                          ======

Net interest income/interest
  rate spread                               $3,393       2.64%                $3,367     2.63%                $3,358    3.07%
                                             =====       ====                  =====     ====                  =====    ====

Net interest margin (2)                                  2.94%                           3.02%                          3.54%
                                                         ====                            ====                           ====

Ratio of interest-earning assets
  to interest-bearing liabilities                      106.93%                         109.01%                        110.58%
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

                                                                       Year ended June 30,
                                                        2000 vs. 1999                        1999 vs. 1998
                                                  Increase                              Increase
                                                 (decrease)            Total           (decrease)          Total
                                                   due to          increase/             due to        increase/
                                                Rate     Volume   (decrease)        Rate     Volume   (decrease)
                                                                          (In thousands)
Interest-earning assets:
  Loans                                        $(144)      $388       $244       $(283)    $  523         $240
  Investment securities                           89         56        145        (127)       458          331
  Interest-earning deposits and other             12       (119)      (107)         (7)       114          107
                                                ----        ---        ---        ----      -----          ---
     Total interest-earning  assets            $ (43)      $325        282       $(417)    $1,095          678
                                                ====        ===                   ====      =====

Interest-bearing liabilities:
  Deposits                                     $(174)      $106        (68)      $(146)    $  156           10
  Advances from Federal Home Loan Bank           136        188        324         (35)       694          659
                                                ----        ---        ---        ----      -----          ---
     Total interest-bearing liabilities        $ (38)      $294        256       $(181)    $  850          669
                                                ====        ===        ---        ====      =====          ---

Increase in net interest income                                       $ 26                                $  9
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

Although the Corporation emphasizes the origination of single-family residential ARMs, originations of such loans have been difficult due to the preference of the Corporation's customers for fixed-rate residential mortgage loans in the low interest rate environment that has prevailed for the past five years. Despite this preference for fixed-rate originations, as a consequence of management's continuing efforts, $47.1 million, or 62.4%, of the Corporation's portfolio of one-to-four family residential mortgage loans consisted of ARMs at June 30, 2000. In addition, at June 30, 2000, another $8.6 million, or 45.0%, of the Corporation's total loan portfolio consisted of other types of loans with adjustable interest rates.

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

At June 30, 2000, 2% of the present value of First Federal's assets was approximately $2.4 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) exceeded $2.4 million at June 30, 2000, First Federal would have been required to reduce its capital by approximately $630,000 (50% of the $1.3 million difference) in determining whether First Federal met its risk-based capital requirement. Regardless of such reduction, however, First Federal's risk-based capital would still have exceeded the regulatory requirement by approximately $4.4 million.

The tables below show the increase and decrease of NPV under different interest rate scenarios at June 30, 2000 and 1999.

                                                    June 30, 2000

                                                    Estimated
Change in                                            NPV as a
Interest Rates                Estimated            Percentage               Amount
(basis points)                      NPV             of Assets            of Change           Percent
                                                (Dollars in thousands)
+300                           $  4,849               4.33%                $(5,759)           (54)%
+200                              6,966               6.08                  (3,642)           (34)
+100                              8,937               7.63                  (1,671)           (16)
  -                              10,608               8.89                      -               -
-100                             11,708               9.68                   1,100             10
-200                             12,286              10.06                   1,678             16
-300                             13,211              10.69                   2,603             25

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


In the event that interest rates should rise from current levels, First Federal's net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect First Federal's earnings due to diminished loan demand.


                         LIQUIDITY AND CAPITAL RESOURCES

The Corporation's primary sources of funds are deposits, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities and funds provided by operations. While scheduled loan and investment securities repayments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the movement of interest rates in general, economic conditions and competition. The Corporation manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable. In addition, the Corporation invests excess funds in FHLB overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Corporation has been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Association may borrow from the FHLB of Cincinnati and has access to the Federal Reserve Bank discount window. The Association has borrowed from the FHLB of Cincinnati as part of its asset/liability management strategy to match payments on the advances to the stream of income from its recently originated fixed rate one-to-four family residential loan portfolio and its investment in U.S. government agency bonds. As of June 30, 2000, the Association had $28.6 million of advances outstanding.

Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as FHLB of Cincinnati overnight deposits. On a longer term basis, the Corporation maintains a strategy of investing in various investment securities and lending products. At June 30, 2000, the total approved mortgage-loan commitments outstanding amounted to $519,000. At the same date, the Corporation had maximum exposure for loan commitments under unfunded loans and unused lines of credit totaling $3.0 million.

During fiscal 2000, the Corporation had positive cash flows from operating activities and financing activities and negative cash flows from investing activities which resulted in a net decrease in cash and cash equivalents for the year totaling $1.2 million.

During fiscal 1999, the Corporation had positive cash flows from operating activities and financing activities and negative cash flows from investing activities which resulted in a net increase in cash and cash equivalents for the year totaling $704,000.

Operating activities provided cash as net interest income exceeded general and administrative expenses. Investing activities used cash primarily as a result of loan originations and purchases of investment securities exceeding principal repayments. Cash flows from financing activities increased during fiscal 2000 and 1999 primarily due to proceeds from Federal Home Loan Bank advances.

The Association is required by the Office of Thrift Supervision ("OTS") to maintain average daily balances of liquid assets and short-term liquid assets (as defined) in amounts equal to 4% and 1%, respectively, of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows. The Association's average monthly liquidity ratio and short-term liquid assets ratio at June 30, 2000 was 11.7%.


                        RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

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

SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. Management adopted SFAS No. 133 effective July 1, 2000, as required, without material impact on the Corporation's financial condition and results of operations.

               Report of Independent Certified Public Accountants

Board of Directors
Community Investors Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Community Investors Bancorp, Inc. as of June 30, 2000 and 1999, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the years ended June 30, 2000, 1999 and 1998. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community Investors Bancorp, Inc. as of June 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the years ended June 30, 2000, 1999 and 1998, in conformity with generally accepted accounting principles.




/s/GRANT THORNTON LLP

Cincinnati, Ohio
August 16, 2000

                        Community Investors Bancorp, Inc.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                        (In thousands, except share data)

         ASSETS                                                                                2000                1999
Cash and due from banks                                                                    $  1,701            $  2,142
Federal funds sold                                                                              310                 724
Interest-bearing deposits in other financial institutions                                       302                 631
                                                                                            -------             -------
         Cash and cash equivalents                                                            2,313               3,497

Investment securities available for sale - at market                                          5,773               3,847
Investment securities held to maturity - at amortized cost, approximate market
  value of $3,556 and $3,647 as of June 30, 2000 and 1999                                     3,616               3,664
Mortgage-backed securities available for sale - at market                                     9,103              11,670
Mortgage-backed securities held to maturity - at amortized cost, approximate market
  value of $742 and $872 as of June 30, 2000 and 1999                                           766                 913
Loans receivable - net                                                                       94,366              89,922
Property acquired in settlement of loans - net                                                   69                  50
Office premises and equipment - at depreciated cost                                             692                 720
Federal Home Loan Bank stock - at cost                                                        1,507               1,363
Accrued interest receivable on loans                                                             86                  65
Accrued interest receivable on mortgage-backed securities                                        52                  69
Accrued interest receivable on investments and interest-bearing deposits                        118                  86
Prepaid expenses and other assets                                                               170                 127
Prepaid federal income taxes                                                                    235                  23
Deferred federal income tax asset                                                               168                 208
                                                                                            -------             -------

         Total assets                                                                      $119,034            $116,224
                                                                                            =======             =======

         LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                                   $ 79,138            $ 79,954
Advances from the Federal Home Loan Bank                                                     28,611              25,291
Advances by borrowers for taxes and insurance                                                     5                   1
Accrued interest payable                                                                        329                 369
Other liabilities                                                                               188                 192
                                                                                            -------             -------
         Total liabilities                                                                  108,271             105,807

Commitments                                                                                      -                   -

Stockholders' equity
  Preferred stock, 1,000,000 shares of no par value authorized,
    no shares issued                                                                             -                   -
  Common stock, 4,000,000 shares authorized, $.01 par value; 1,660,850
    shares issued                                                                                17                  17
  Additional paid-in capital                                                                  7,191               7,084
  Retained earnings, restricted                                                               8,728               8,370
  Shares acquired by stock benefit plans                                                       (461)               (610)
  Less 468,062 and 442,166 shares of treasury stock at June 30, 2000
    and 1999, respectively - at cost                                                         (4,408)             (4,189)
  Accumulated other comprehensive loss - unrealized losses on securities
    designated as available for sale, net of related tax benefits                              (304)               (255)
                                                                                            -------             -------
         Total stockholders' equity                                                          10,763              10,417
                                                                                            -------             -------

         Total liabilities and stockholders' equity                                        $119,034            $116,224
                                                                                            =======             =======




The accompanying notes are an integral part of these statements.

                        Community Investors Bancorp, Inc.

                       CONSOLIDATED STATEMENTS OF EARNINGS
                           For the year ended June 30,
                        (In thousands, except share data)

                                                                                2000             1999              1998
Interest income
  Loans                                                                       $7,115           $6,871            $6,631
  Mortgage-backed securities                                                     641              600                98
  Investment securities                                                          672              568               739
  Interest-bearing deposits and other                                             43              150                43
                                                                               -----            -----             -----
         Total interest income                                                 8,471            8,189             7,511

Interest expense
  Deposits                                                                     3,495            3,563             3,553
  Borrowings                                                                   1,583            1,259               600
                                                                               -----            -----            ------
         Total interest expense                                                5,078            4,822             4,153
                                                                               -----            -----             -----

         Net interest income                                                   3,393            3,367             3,358

Provision for losses on loans                                                    121               94               156
                                                                               -----            -----             -----

         Net interest income after provision
           for losses on loans                                                 3,272            3,273             3,202

Other income (loss)
  Gain on sale of investment securities                                           -                 6                -
  Loss on disposition of mobile home loan portfolio                             (364)              -                 -
  Gain (loss) on sale of property acquired in settlement of loans                  8               -                 (1)
  Other operating                                                                283              255               198
                                                                               -----            -----             -----
         Total other income (loss)                                               (73)             261               197

General, administrative and other expense
  Employee compensation and benefits                                           1,187            1,130             1,087
  Occupancy and equipment                                                        141              133               133
  Federal deposit insurance premiums                                              32               47                46
  Franchise taxes                                                                124              148               152
  Expenses of property acquired in settlement of loans                            39               33                35
  Data processing                                                                241              213               177
  Other operating                                                                434              443               446
                                                                               -----            -----             -----
         Total general, administrative and other expense                       2,198            2,147             2,076
                                                                               -----            -----             -----

         Earnings before income taxes                                          1,001            1,387             1,323

Federal income taxes
  Current                                                                        267              407               469
  Deferred                                                                        66               58               (25)
                                                                               -----            -----             -----
         Total federal income taxes                                              333              465               444
                                                                               -----            -----             -----

         NET EARNINGS                                                         $  668           $  922            $  879
                                                                               =====            =====             =====

         EARNINGS PER SHARE
           Basic                                                                $.59             $.81              $.70
                                                                                 ===              ===               ===

           Diluted                                                              $.58             $.78              $.68
                                                                                 ===              ===               ===


The accompanying notes are an integral part of these statements.

                        Community Investors Bancorp, Inc.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                           For the year ended June 30,
                                 (In thousands)


                                                                                    2000            1999           1998
Net earnings                                                                       $ 668           $ 922           $879

Other comprehensive income (loss), net of tax:
  Unrealized holding losses on securities during the period,
    net of tax of $(25), $(122) and $(4) during the respective periods               (49)           (237)            (8)

  Reclassification adjustment for realized gains
    included in earnings, net of tax of $2 in 1999                                    -               (4)            -
                                                                                    ----            ----            ---

Comprehensive income                                                               $ 619           $ 681           $871
                                                                                    ====            ====            ===

Accumulated comprehensive loss                                                     $(304)          $(255)          $(14)
                                                                                    ====            ====            ===





























The accompanying notes are an integral part of these statements.

                        Community Investors Bancorp, Inc.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                For the years ended June 30, 2000, 1999 and 1998
                        (In thousands, except share data)
                                                                                                              Unrealized
                                                                                                               losses on
                                                                                         Shares               securities
                                                           Additional                  acquired               designated
                                                   Common     paid-in   Retained       by stock   Treasury  as available
                                                    stock     capital   earnings  benefit plans     shares      for sale     Total
Balance at July 1, 1997                               $11      $6,827     $7,142          $(890)   $(1,971)     $  (6)     $11,113

Purchase of treasury shares, at cost                   -           -          -              -      (1,580)        -        (1,580)
Amortization of stock benefit plan expense             -           81         -             131         -          -           212
Net earnings for the year ended June 30, 1998          -           -         879             -          -          -           879
Cash dividends of $.21 per share                       -           -        (271)            -          -          -          (271)
Effect of 3-for-2 stock split, including cash
  in lieu of fractional shares                          6          -          (8)            -          -          -            (2)
Unrealized losses on securities designated as
  available for sale, net of related tax benefits      -           -          -              -          -          (8)          (8)
                                                       --       -----      -----           ----     ------       ----       ------

Balance at June 30, 1998                               17       6,908      7,742           (759)    (3,551)       (14)      10,343

Purchase of treasury shares, at cost                   -           -          -              -        (638)        -          (638)
Amortization of stock benefit plan expense             -          176         -             149         -          -           325
Net earnings for the year ended June 30, 1999          -           -         922             -          -          -           922
Cash dividends of $.24 per share                       -           -        (294)            -          -          -          (294)
Unrealized losses on securities designated as
  available for sale, net of related tax benefits      -           -          -              -          -        (241)        (241)
                                                       --       -----      -----           ----     ------       ----       ------

Balance at June 30, 1999                               17       7,084      8,370           (610)    (4,189)      (255)      10,417

Purchase of treasury shares, at cost                   -           -          -              -        (219)        -          (219)
Amortization of stock benefit plan expense             -          107         -             149         -          -           256
Net earnings for the year ended June 30, 2000          -           -         668             -          -          -           668
Cash dividends of $.26 per share                       -           -        (310)            -          -          -          (310)
Unrealized losses on securities designated as
  available for sale, net of related tax benefits      -           -          -              -          -         (49)         (49)
                                                       --       -----      -----           ----     ------       ----       ------

Balance at June 30, 2000                              $17      $7,191     $8,728          $(461)   $(4,408)     $(304)     $10,763
                                                       ==       =====      =====           ====     ======       ====       ======


The accompanying notes are an integral part of these statements.

                        Community Investors Bancorp, Inc.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           For the year ended June 30,
                                 (In thousands)


                                                                                    2000            1999           1998
Cash flows from operating activities:
  Net earnings for the year                                                      $   668         $   922        $   879
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization (accretion) of discounts and premiums on
      investments and mortgage-backed securities - net                                 9              47            (53)
    Gain on sale of investment securities                                             -                6             -
    Amortization of deferred loan origination fees                                   (59)            (95)           (90)
    Depreciation and amortization                                                     52              49             53
    Provision for losses on loans                                                    121              94            156
    Amortization of stock benefit plan expense                                       256             325            212
    Loss on disposition of mobile home loan portfolio                                364              -              -
    Proceeds from disposition of mobile home loan portfolio                          835              -              -
    (Gain) loss on sale of property acquired in settlement of loans                   (8)             -               1
    Federal Home Loan Bank stock dividends                                          (102)            (86)           (57)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                           (21)             49            (25)
      Accrued interest receivable on mortgage-backed securities                       17             (62)             5
      Accrued interest receivable on investments and
        interest-bearing deposits                                                    (32)            147            (91)
      Prepaid expenses and other assets                                              (43)             23             (9)
      Accrued interest payable                                                       (40)             27             52
      Other liabilities                                                               (4)            (34)            77
      Federal income taxes
        Current                                                                     (212)           (129)            82
        Deferred                                                                      66              58            (25)
                                                                                  ------          ------         ------
         Net cash provided by operating activities                                 1,867           1,341          1,167

Cash flows provided by (used in) investing activities:
  Proceeds from maturity of investment securities                                    135           5,583          5,646
  Proceeds from sale of investment securities designated as available-for-sale        -            5,002             -
  Purchase of investment securities designated as available for sale              (2,000)         (3,950)        (4,992)
  Purchase of investment securities designated as held to maturity                   (55)         (1,430)        (3,621)
  Purchase of mortgage-backed securities designated as available for sale            -           (16,249)            -
  Principal repayments on mortgage-backed securities                               2,663           4,584            463
  Purchase of loans                                                                   -               -             (60)
  Loan principal repayments                                                       18,013          31,200         20,421
  Loan disbursements                                                             (23,983)        (37,730)       (27,732)
  Purchase of office premises and equipment                                          (34)           (170)           (35)
  Proceeds from sale of property acquired in settlement of loans                     273             179            189
  Purchase of Federal Home Loan Bank stock                                           (42)           (452)            -
                                                                                  ------          ------         ------
         Net cash used in investing activities                                    (5,030)        (13,433)        (9,721)
                                                                                  ------          ------         ------

         Net cash used in operating and investing activities
           (subtotal carried forward)                                             (3,163)        (12,092)        (8,554)
                                                                                  ------          ------         ------

                        Community Investors Bancorp, Inc.

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                           For the year ended June 30,
                                 (In thousands)


                                                                                    2000            1999           1998
         Net cash used in operating and investing activities
           (subtotal brought forward)                                            $(3,163)       $(12,092)       $(8,554)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts                                       (816)          3,999          3,044
  Proceeds from Federal Home Loan Bank advances                                   59,250          12,000         25,950
  Repayment of Federal Home Loan Bank advances                                   (55,930)         (2,267)       (18,202)
  Advances by borrowers for taxes and insurance                                        4              (4)            (2)
  Purchase of treasury stock                                                        (219)           (638)        (1,580)
  Dividends on common stock                                                         (310)           (294)          (273)
                                                                                  ------         -------         ------
         Net cash provided by financing activities                                 1,979          12,796          8,937
                                                                                  ------         -------         ------

Net increase (decrease) in cash and cash equivalents                              (1,184)            704            383

Cash and cash equivalents at beginning of year                                     3,497           2,793          2,410
                                                                                  ------         -------         ------

Cash and cash equivalents at end of year                                         $ 2,313        $  3,497        $ 2,793
                                                                                  ======         =======         ======


Supplemental disclosure of cash flow information:
 Cash paid during the year for:
    Federal income taxes                                                         $   479        $    537        $   404
                                                                                  ======         =======         ======

    Interest on deposits and borrowings                                          $ 5,118        $  4,795        $ 4,101
                                                                                  ======         =======         ======

Supplemental disclosure of noncash investing activities:
  Transfers from loans to property acquired in settlement of loans               $   345        $    179        $   177
                                                                                  ======         =======         ======

  Unrealized losses on securities designated as available
    for sale, net of related tax benefits                                        $   (49)       $   (241)       $    (8)
                                                                                  ======         =======         ======
















The accompanying notes are an integral part of these statements.

                        Community Investors Bancorp, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 2000, 1999 and 1998


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

    At June 30, 2000 and 1999, the Corporation's stockholders' equity reflected net unrealized losses on securities designated as available for sale of $304,000 and $255,000, respectively.

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


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

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


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

    At June 30, 2000 and 1999, the Association had no loans that would be defined as impaired under SFAS No. 114.

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

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


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

    9.  Benefit Plans

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense recognized related to the ESOP totaled approximately $117,000, $153,000 and $150,000 for the fiscal years ended June 30, 2000, 1999 and 1998, respectively.

    The Corporation also has a Management Recognition Plan ("MRP"). During fiscal 1996, the MRP purchased 66,430 shares of the Corporation's common stock in the open market. As of June 30, 2000, the Corporation had awarded 64,550 shares under the MRP, leaving 1,880 shares available for allocation at June 30, 2000. Common stock awarded under the MRP vests ratably over a five year period, commencing with the date of award. A provision of $114,000, $150,000 and $143,000 related to the MRP was charged to expense for the fiscal years ended June 30, 2000, 1999 and 1998, respectively.

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  Earnings Per Share

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the period less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding, which gives effect to a reduction for 72,591, 85,991 and 99,427 weighted-average unallocated shares held by the ESOP, totaled 1,136,989, 1,144,573 and 1,248,309 for the fiscal years ended June 30, 2000, 1999 and 1998, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,155,484, 1,184,187 and 1,287,095 for the fiscal years ended June 30, 2000,
    1999 and 1998, respectively. Incremental shares related to the assumed exercise of stock options included in the computation of diluted earnings per share totaled 18,495, 39,614 and 38,786 for the fiscal years ended June 30, 2000, 1999 and 1998, respectively. Options to purchase 19,521 and 20,871 shares of common stock with a weighted average exercise price of $10.72 and $10.74 were outstanding at June 30, 2000 and 1999, respectively, but were excluded from the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares.

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

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2000 and 1999:

                  Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                  Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


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

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 2000 and 1999 was not material.

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    11.  Fair Value of Financial Instruments (continued)

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:

                                                                      2000                        1999
                                                             Carrying        Fair       Carrying         Fair
                                                                value        value          value        value
                                                                                (In thousands)
    Financial assets
      Cash and cash equivalents                              $  2,313     $  2,313       $  3,497     $  3,497
      Investment securities                                     9,389        9,329          7,511        7,494
      Mortgage-backed securities                                9,869        9,845         12,583       12,542
      Loans receivable                                         94,366       85,853         89,922       90,720
      Federal Home Loan Bank stock                              1,507        1,507          1,363        1,363
                                                              -------      -------        -------      -------

                                                             $117,444     $108,847       $114,876     $115,616
                                                              =======      =======        =======      =======

    Financial liabilities
      Deposits                                               $ 79,138     $ 79,268       $ 79,954     $ 80,197
      Advances from the Federal Home Loan Bank                 28,611       28,381         25,291       24,998
      Advances by borrowers for taxes and insurance                 5            5              1            1
                                                              -------      -------        -------      -------

                                                             $107,754     $107,654       $105,246     $105,196
                                                              =======      =======        =======      =======


    12.  Advertising

    Advertising costs are expensed when incurred. Advertising expense totaled $63,000, $65,000 and $65,000 for the fiscal years ended June 30, 2000, 1999 and 1998, respectively.

    13.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

    14.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 2000 consolidated financial statement presentation.

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    Carrying values and estimated fair values of investment securities held to maturity at June 30 are summarized as follows:

                                                           2000                                 1999
                                                                Estimated                            Estimated
                                               Carrying              fair            Carrying             fair
                                                  value             value               value            value
                                                                         (In thousands)
    U. S. Government and
      agency obligations                         $2,718            $2,681              $2,690           $2,687
    Corporate debt obligations                      513               490                 515              501
    Municipal obligations                           385               385                 459              459
                                                  -----             -----               -----            -----

                                                 $3,616            $3,556              $3,664           $3,647
                                                  =====             =====               =====            =====

    At June 30, 2000, the cost carrying value of the Corporation's investment securities exceeded the fair value by $60,000, comprised of $9,000 in gross unrealized gains and $69,000 in gross unrealized losses. At June 30, 1999, the cost carrying value of the Corporation's investment securities exceeded the fair value by $17,000, comprised of $28,000 in gross unrealized gains and $45,000 in gross unrealized losses.

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities designated as available for sale at June 30 are summarized as follows:

                                                                            2000
                                                                      Gross             Gross        Estimated
                                                 Amortized       unrealized        unrealized             fair
                                                      cost            gains            losses            value
                                                                         (In thousands)
    U.S. Government agency obligations              $5,463             $  2              $156           $5,309
    Mutual funds                                       488               -                 24              464
                                                     -----              ---               ---            -----

                                                    $5,951             $  2              $180           $5,773
                                                     =====              ===               ===            =====

                                                                            1999
                                                                      Gross             Gross        Estimated
                                                 Amortized       unrealized        unrealized             fair
                                                      cost            gains            losses            value
                                                                         (In thousands)

    U.S. Government agency obligations              $3,474             $ -               $ 96           $3,378
    Mutual funds                                       488               -                 19              469
                                                     -----              ---               ---            -----

                                                    $3,962             $ -               $115           $3,847
                                                     =====              ===               ===            =====

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost and estimated fair value of investment securities designated as held to maturity, by contractual term to maturity, at June 30 are shown below:

                                                                  2000                           1999
                                                                    Estimated                        Estimated
                                                     Amortized           fair         Amortized           fair
                                                          cost          value              cost          value
                                                                            (In thousands)
    Due in three years or less                          $2,645         $2,614            $1,928         $1,949
    Due after three years through
      five years                                           500            486               815            791
    Due after five years                                   471            456               921            907
                                                         -----          -----             -----          -----

                                                        $3,616         $3,556            $3,664         $3,647
                                                         =====          =====             =====          =====

    The amortized cost and estimated fair value of U.S. Government agency securities designated as available for sale at June 30, by contractual terms to maturity, are shown below:

                                                                  2000                           1999
                                                                    Estimated                        Estimated
                                                     Amortized           fair         Amortized           fair
                                                          cost          value              cost          value
                                                                            (In thousands)
    Due after three years through
      five years                                        $2,449         $2,351            $2,449         $2,387
    Due after five years                                 3,014          3,058             1,025            991
                                                         -----          -----             -----          -----

                                                        $5,463         $5,309            $3,474         $3,378
                                                         =====          =====             =====          =====

    Gross realized gains on sales of available-for-sale investment securities were approximately $6,000 during the year ended June 30, 1999.

    At June 30, 2000 and 1999, investment securities with an aggregate book value of $2.8 million and $1.8 million, respectively, were pledged as collateral for public deposits.

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 2000 and 1999 are summarized as follows:

                                                                                 2000
                                                                        Gross             Gross      Estimated
                                                  Amortized        unrealized        unrealized           fair
                                                       cost             gains            losses          value
    Available for sale:                                                     (In thousands)
      Government National
        Mortgage Association
        participation certificates                  $ 4,602              $ -               $ 68         $4,534
      Federal National
        Mortgage Association
        participation certificates                    4,783                -                214          4,569
                                                     ------               ---               ---          -----
         Total mortgage-backed
           securities available for sale              9,385                -                282          9,103

    Held to maturity:
      Federal Home Loan
        Mortgage Corporation
        participation certificates                       93                 1                -              94
      Government National
        Mortgage Association
        participation certificates                      223                 1                -             224
      Federal National
        Mortgage Association
        participation certificates                      450                -                 26            424
                                                     ------               ---               ---          -----
         Total mortgage-backed
           securities held to maturity                  766                 2                26            742
                                                     ------               ---               ---          -----

         Total mortgage-backed securities           $10,151              $  2              $308         $9,845
                                                     ======               ===               ===          =====

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

                                                                                 1999
                                                                        Gross             Gross      Estimated
                                                  Amortized        unrealized        unrealized           fair
                                                       cost             gains            losses          value
    Available for sale:                                                     (In thousands)
      Government National
        Mortgage Association
        participation certificates                  $ 6,348              $ -               $100        $ 6,248
      Federal National
        Mortgage Association
        participation certificates                    5,593                -                171          5,422
                                                     ------               ---               ---         ------
         Total mortgage-backed
           securities available for sale             11,941                -                271         11,670

    Held to maturity:
      Federal Home Loan
        Mortgage Corporation
        participation certificates                      118                 2                -             120
      Government National
        Mortgage Association
        participation certificates                      276                 2                -             278
      Federal National
        Mortgage Association
        participation certificates                      519                -                 45            474
                                                     ------               ---               ---         ------
         Total mortgage-backed
           securities held to maturity                  913                 4                45            872
                                                     ------               ---               ---         ------

         Total mortgage-backed securities           $12,854              $  4              $316        $12,542
                                                     ======               ===               ===         ======

    The amortized cost of mortgage-backed securities designated as available for sale by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                            June 30,
                                                   2000                1999
                                                         (In thousands)
    Due in five to ten years                     $3,775             $ 4,576
    Due after twenty years                        5,610               7,365
                                                  -----              ------

                                                 $9,385             $11,941
                                                  =====              ======

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities designated as held to maturity, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                         June 30,
                                                2000                1999
                                                      (In thousands)
    Due within three years                     $   2                $ 16
    Due in three to five years                    -                    1
    Due in five to ten years                      66                  77
    Due in ten to twenty years                    42                  32
    Due after twenty years                       656                 787
                                                 ---                 ---

                                                $766                $913
                                                 ===                 ===


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is as follows:

                                                                2000                1999
                                                                      (In thousands)
    Residential real estate
      One-to-four family                                     $75,358             $75,600
      Multi-family                                             1,202                 399
      Construction                                               801               1,374
    Nonresidential real estate and land                        7,990               3,733
    Mobile home loans                                             64               1,484
    Consumer and other                                        10,548               9,520
                                                              ------              ------
                                                              95,963              92,110
    Less:
      Undisbursed portion of loans in process                    801               1,289
      Deferred loan origination fees                             312                 308
      Allowance for loan losses                                  484                 591
                                                              ------              ------

                                                             $94,366             $89,922
                                                              ======              ======

    The Association's lending efforts have historically focused on one-to-four family and multi-family residential real estate loans, which comprise approximately $76.6 million, or 81%, of the total loan portfolio at June 30, 2000 and $76.0 million, or 85%, of the total loan portfolio at June 30, 1999. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of northern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Association's primary lending area are presently stable.

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


NOTE C - LOANS RECEIVABLE (continued)

    In the normal course of business, the Association has made loans to some of its directors, officers and employees. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. Loans to directors and officers totaled approximately $1.3 million and $1.2 million at June 30, 2000 and 1999, respectively. During the year ended June 30, 2000, there were $470,000 in loans disbursed to directors and officers, while principal repayments of $305,000 were received.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                          2000            1999           1998
                                                                   (In thousands)
    Balance at beginning of year                          $591            $563           $478
    Provision for loan losses                              121              94            156
    Charge-offs of loans                                  (229)            (74)           (87)
    Recoveries                                               1               8             16
                                                           ---            ---             ---

    Balance at end of year                                $484            $591           $563
                                                           ===             ===            ===

    As of June 30, 2000, the Association's allowance for loan losses was comprised of a general loss allowance of $412,000, which is includible as a component of regulatory risk-based capital, and a specific loss allowance of $72,000.

    Nonperforming and nonaccrual loans totaled approximately $449,000, $912,000 and $600,000 at June 30, 2000, 1999 and 1998, respectively.

    During the years ended June 30, 2000, 1999 and 1998, interest income of approximately $41,000, $65,000 and $44,000, respectively, would have been recognized had nonperforming loans been performing in accordance with their contractual terms.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30 are comprised of the following:

                                                                         2000                1999
                                                                               (In thousands)
    Land and improvements                                              $   93              $   93
    Office buildings and improvements                                     646                 639
    Furniture, fixtures and equipment                                     331                 311
                                                                        -----               -----
                                                                        1,070               1,043
      Less accumulated depreciation and amortization                      378                 323
                                                                        -----               -----

                                                                       $  692              $  720
                                                                        =====               =====

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

Deposit type and weighted-
average interest rate                                     2000                  1999
                                                                 (In thousands)
NOW accounts
  2000 - 1.92%                                         $10,315
  1999 - 2.03%                                                               $10,058
Passbook
  2000 - 2.97%                                          16,070
  1999 - 2.98%                                                                16,263
                                                        ------                ------
Total demand, transaction and
  passbook deposits                                     26,385                26,321

Certificates of deposit
  Original maturities of:
    Less than 12 months
      2000 - 4.48%                                       6,271
      1999 - 4.61%                                                             7,600
    12 months to 24 months
      2000 - 4.03%                                      26,442
      1999 - 5.15%                                                            24,432
    30 months to 36 months
      2000 - 5.47%                                       4,303
      1999 - 5.69%                                                             4,781
    More than 36 months
      2000 - 5.74%                                       3,225
      1999 - 5.95%                                                             3,920
  Individual retirement accounts
    2000 - 5.50%                                        12,512
    1999 - 5.65%                                                              12,900
                                                        ------                ------
Total certificates of deposit                           52,753                53,633
                                                        ------                ------

Total deposit accounts                                 $79,138               $79,954
                                                        ======                ======

At June 30, 2000 and 1999, the Association had certificate of deposit accounts with balances in excess of $100,000 totaling $4.5 million and $4.8 million, respectively.

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the year ended June 30 is summarized as follows:

                                                      2000           1999           1998
                                                               (In thousands)
    Passbook                                        $  427         $  445         $  503
    NOW accounts                                       273            272            226
    Certificates of deposit                          2,795          2,846          2,824
                                                     -----          -----          -----

                                                    $3,495         $3,563         $3,553
                                                     =====          =====          =====

    Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                                        2000           1999
                                                           (In thousands)
    Less than one year                               $37,050        $40,592
    One to three years                                13,357         11,563
    Over three years                                   2,346          1,478
                                                     ------         ------

                                                     $52,753        $53,633
                                                      ======         ======

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 2000 by pledges of certain residential mortgage loans totaling $42.9 million, and the Association's investment in Federal Home Loan Bank stock, are summarized as follows:

                             Maturing  year
    Interest rate            ending June 30,          2000                1999
                                                        (Dollars in thousands)
    5.00 - 5.78%                    2000           $    -              $24,500
    5.92 - 6.78%                    2001            14,050                  -
    6.52 - 6.60%                    2002            14,000                  -
    6.20 - 7.05%                    2008               561                 791
                                                    ------              ------

                                                   $28,611             $25,291
                                                    ======              ======

    Weighted-average interest rate                    6.33%               5.28%
                                                      ====                ====

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


NOTE H - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate as follows for the years ended June 30:

                                                                2000           1999           1998
                                                                         (In thousands)
    Federal income taxes computed at
      statutory rate                                            $340           $472           $450
    Decrease in taxes resulting from:
      Other (primarily tax-exempt interest)                       (7)            (7)            (6)
                                                                 ---            ---            ---
    Federal income tax provision per consolidated
      statements of earnings                                    $333           $465           $444
                                                                 ===            ===            ===

    The composition of the Corporation's net deferred tax asset at June 30 is as follows:

                                                                          2000           1999
                                                                              (In thousands)
     Taxes (payable) refundable on temporary
     differences at estimated corporate tax rate:
       Deferred tax assets:
         General loan loss allowance                                      $140           $161
         Deferred loan origination fees                                    106            105
         Unrealized losses on securities designated as
           available for sale                                              156            131
         Stock benefit plan                                                 21             27
         Other                                                               6             -
                                                                           ---            ---
           Total deferred tax assets                                       429            424

       Deferred tax liabilities:
         Percentage of earnings bad debt deduction                          (6)            (7)
         Federal Home Loan Bank stock dividends                           (196)          (161)
         Book/tax depreciation                                             (59)           (48)
                                                                           ---            ---
           Total deferred tax liabilities                                 (261)          (216)
                                                                           ---            ---

           Net deferred tax asset                                         $168           $208
                                                                           ===            ===

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


NOTE H - FEDERAL INCOME TAXES (continued)

    The Association was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2000, includes approximately $1.2 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction at June 30, 2000 is approximately $400,000. The Association is required to recapture as taxable income approximately $26,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Association has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period in fiscal 1998.


NOTE I - LOAN COMMITMENTS

    The Association is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Association's involvement in such financial instruments.

    The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Association uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At June 30, 2000, the Association had outstanding commitments of approximately $519,000 to originate loans. Additionally, the Association was obligated under unused lines of credit totaling $2.2 million. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2000, and will be funded from normal cash flow from operations.

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


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

    The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Association multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

    During the 2000 fiscal year, the Association was notified from its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Association must maintain minimum capital ratios as set forth in the following tables.

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


NOTE J - REGULATORY CAPITAL (continued)

    As of June 30, 2000 and 1999, management believes that the Association met all capital adequacy requirements to which it was subject.

                                                                 2000
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                               (Dollars in thousands)
    Risk-based capital                  $10,177    15.8%         =>$5,148    =>8.0%          =>$6,435     =>10.0%

    Core capital                        $ 9,765     8.2%         =>$4,766    =>4.0%          =>$7,150     => 6.0%

    Tangible capital                    $ 9,765     8.2%         =>$1,787    =>1.5%          =>$5,958     => 5.0%


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

    Core capital                         $7,866     6.8%         =>$4,647    =>4.0%          =>$6,970     => 6.0%

    Tangible capital                     $7,866     6.8%         =>$1,743    =>1.5%          =>$5,808     => 5.0%


    The Corporation's management believes that, under the current regulatory capital regulations, the Association will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the management, such as increased interest rates or a downturn in the economy in the Association's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

                        Community Investors Bancorp, Inc.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 2000, 1999 and 1998


NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC.

    The following condensed financial statements summarize the financial position of Community Investors Bancorp, Inc. as of June 30, 2000 and 1999, and the results of its operations and its cash flows for the years ended June 30, 2000, 1999 and 1998.

                        Community Investors Bancorp, Inc.

                        STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)
         ASSETS                                                                                     2000           1999
    Non interest-bearing deposits in First Federal Savings and
      Loan Association of Bucyrus                                                                $   834        $ 2,327
    Interest-bearing deposits in other financial institutions                                         -              21
    Loan receivable from ESOP                                                                        347            403
    Investment in First Federal Savings and Loan Association of Bucyrus                            9,461          7,611
    Prepaid expenses and other                                                                       204            151
                                                                                                  ------         ------

         Total assets                                                                            $10,846        $10,513
                                                                                                  ======         ======

         LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses and other liabilities                                                           $    83        $    96

    Stockholders' equity
      Common stock and additional paid-in capital                                                  7,208          7,101
      Retained earnings                                                                            8,728          8,370
      Shares acquired by stock benefit plans                                                        (461)          (610)
      Treasury shares - at cost                                                                   (4,408)        (4,189)
      Unrealized losses on securities designated as available for sale,
        net of related tax benefits                                                                 (304)          (255)
                                                                                                  ------         ------
          Total stockholders' equity                                                              10,763         10,417
                                                                                                  ------         ------

          Total liabilities and stockholders' equity                                             $10,846        $10,513
                                                                                                  ======         ======

                        Community Investors Bancorp, Inc.

                             STATEMENTS OF EARNINGS
                               Year ended June 30,
                                 (In thousands)
                                                                                    2000            1999           1998
    Revenue
      Interest income                                                               $ 28          $   31         $   56
      Equity in earnings of First Federal Savings and Loan
        Association of Bucyrus                                                       770           1,046            976
                                                                                     ---           -----          -----
          Total revenue                                                              798           1,077          1,032

    General, administrative and other expenses                                       183             219            204
                                                                                     ---           -----          -----

          Earnings before income tax credits                                         615             858            828

    Federal income tax credits                                                       (53)            (64)           (51)
                                                                                     ---           -----          -----

          NET EARNINGS                                                              $668          $  922         $  879
                                                                                     ===           =====          =====

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC. (continued)

                        Community Investors Bancorp, Inc.

                            STATEMENTS OF CASH FLOWS
                               Year ended June 30,
                                 (In thousands)

                                                                                    2000            1999           1998
    Cash flows provided by (used in) operating activities:
      Net earnings for the year                                                   $  668          $  922         $  879
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        (Undistributed earnings of) excess distributions from
          consolidated subsidiary                                                 (1,770)         (1,046)         3,913
        Amortization of stock benefit plan expense                                   114             153            104
        Increases (decreases) in cash due to changes in:
          Prepaid expenses and other assets                                          (53)            (75)           (51)
          Other liabilities                                                          (13)             (1)            64
          Other                                                                       13              (1)           (18)
                                                                                   -----           -----          -----
         Net cash provided by (used in) operating activities                      (1,041)            (48)         4,891

    Cash flows provided by investing activities:
      Repayments on ESOP loan                                                         56              51             18

    Cash flows used in financing activities:
      Dividends on common stock                                                     (310)           (294)          (271)
      Purchase of treasury stock                                                    (219)           (638)        (1,580)
                                                                                   -----           -----          -----
         Net cash used in financing activities                                      (529)           (932)        (1,851)
                                                                                   -----           -----          -----

    Net increase (decrease) in cash and cash equivalents                          (1,514)           (929)         3,058

    Cash and cash equivalents at beginning of year                                 2,348           3,277            219
                                                                                   -----           -----          -----

    Cash and cash equivalents at end of year                                      $  834          $2,348         $3,277
                                                                                   =====           =====          =====

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC. (continued)

    The Association is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Association to the Corporation. Generally, the Association's payment of dividends is limited, without prior OTS approval, to net income for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. At June 30, 2000, the Association was required to obtain OTS approval with respect to future dividend distributions to the Corporation.


NOTE L - STOCK OPTION PLAN

    During fiscal 1996, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 166,084 shares of authorized, but unissued shares of common stock at the fair value at the date of grant.

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

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


NOTE L - STOCK OPTION PLAN (continued)

                                                                           2000            1999         1998
    Net earnings (In thousands)             As reported                    $668            $922         $879
                                                                            ===             ===          ===

                                              Pro-forma                    $668            $922         $863
                                                                            ===             ===          ===

    Earnings per share
      Basic                                 As reported                    $.59            $.81         $.70
                                                                            ===             ===          ===

                                              Pro-forma                    $.59            $.81         $.69
                                                                            ===             ===          ===

      Diluted                               As reported                    $.58            $.78         $.68
                                                                            ===             ===          ===

                                              Pro-forma                    $.58            $.78         $.67
                                                                            ===             ===          ===


    The fair value of each option grant was estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1998; dividend yield of 7.0%, expected volatility of 20.0%, risk-free interest rate of 6.5% and expected lives of ten years.

    A summary of the status of the Corporation's stock option plan as of June 30, 2000, 1999 and 1998, and changes during the periods ending on those dates is presented below:

                                                    2000                      1999                     1998
                                                       Weighted-                Weighted-                   Weighted-
                                                         average                  average                     average
                                                        exercise                 exercise                    exercise
                                             Shares        price       Shares       price         Shares        price
    Outstanding at beginning of year        115,274       $7.67       117,074       $7.67         96,653       $ 7.00
    Granted                                      -            -            -            -         21,321        10.73
    Exercised                                    -            -          (540)       6.61           (180)        9.92
    Forfeited                                  (450)          -        (1,260)          -           (720)           -
                                            -------        ----       -------        ----        -------        -----

    Outstanding at end of year              114,824       $7.67       115,274       $7.67        117,074       $ 7.67
                                            =======        ====       =======        ====        =======        =====

    Options exercisable at year-end          81,892       $7.34        59,198       $6.95         36,322       $ 6.95
                                            =======        ====       =======        ====        =======        =====
    Weighted-average fair value of
      options granted during the year                       N/A                       N/A                      $ 1.20
                                                            ===                       ===                       =====

                        Community Investors Bancorp, Inc.

                          June 30, 2000, 1999 and 1998


NOTE L - STOCK OPTION PLAN (continued)

    The following information applies to options outstanding at June 30, 2000:

    Number outstanding                                                 114,824
    Range of exercise prices                                    $6.61 - $10.83
    Weighted-average exercise price                                      $7.67
    Weighted-average remaining contractual life                      5.9 years

Board of Directors                        Executive Officers
John W. Kennedy                           John W. Kennedy
President and Chief Executive             President and Chief Executive
  Officer of First Federal                Officer
  Savings and Loan Association
                                          Brian R. Buckley
Dale C. Hoyles                            Vice President
Chairman of the Board, Retired
  Senior Vice President/Treasurer         Phillip W. Gerber
  of Centurion Financial                  Vice President

David M. Auck                             Robert W. Siegel
Vice Chairman of the Board                Assistant Vice President and Treasurer
  Co-owner Auck Dostal Agency
                                          Assistant Vice Presidents
Philip E. Harris                          Jane A. Cremeans
Plant Manager, Distribution               Timothy G. Heydinger
  Center - The Timken Company             Kimberly B. Roe

John D. Mizick                            General Counsel
Certified Public Accountant               Cory and Cory
  Mizick, Miller & Company, Inc.          221 S. Poplar Street
                                          Bucyrus, Ohio  44820
D. Brent Fissel
Dentist                                   Special Legal Counsel
                                          Elias, Matz, Tiernan & Herrick, LLP
Michael  J. Romanoff                      734 15th Street, N.W., 12th Floor
Owner Romanoff Jewelers                   Washington, DC  20005
  Co-owner Val-Castings, Inc.
  and Allure Designs, Inc.                Transfer Agent and Registrar
                                          Registrar & Transfer Company
Honorary Directors                        10 Commerce Drive
John T. Bridges                           Cranford, NJ  07016
Retired Plant Manager -
  General Electric Company                Independent Auditors
                                          Grant Thornton LLP
Richard L. Cory                           Suite 900
Attorney at law - Cory and Cory           625 Eden Park Drive
                                          Cincinnati, Ohio  45202
Herbert Kraft
Farmer and Retired Salesman -             Investment Banker & Financial Advisor
  Moorman Feed Sales                      Keefe, Bruyette & Woods, Inc.
                                          211 Bradenton
Thomas P. Moore                           Dublin, Ohio  43017
Retired President and General Manager -
  Brokensword Broadcasting Co.            Major Market Makers
                                          McDonald & Company Sec., Inc.
                                          Friedman, Billings, Ramsey & Company
                                          Sweney, Cartwright & Company

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