Form 10KSB, Exhibit 13
period 2001-06-30
COMMUNITY INVESTORS BANCORP INC
filed 2001-09-28
CIK 930277

TABLE OF CONTENTS


President's Letter to Stockholders..........................................  2

The Business of Community Investors Bancorp, Inc. and Subsidiary............  3

Market for Common Stock.....................................................  3

Selected Consolidated Financial Data........................................  5

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................................  7

Discussion of Financial Condition Changes from June 30, 2000 to
  June 30,
2001........................................................................  8

Comparison of Results of Operations for Fiscal Years Ended
  June 30, 2001 and
2000........................................................................  9

Comparison of Results of Operations for Fiscal Years Ended
  June 30, 2000 and
1999........................................................................ 10

Average Yield
Analysis.................................................................... 13

Rate/Volume
Table....................................................................... 14

Asset and Liability Management.............................................. 15

Liquidity and Capital Resources............................................. 17

Recent Accounting Pronouncements............................................ 18

Report of Independent Certified Public Accountants.......................... 20

Consolidated Financial Statements........................................... 21

Directors and
Officers.................................................................... 50

Stockholder
Services.................................................................... 51

Dear Stockholder:

We are very pleased to present our Annual Report to Stockholders covering the fiscal year ending June 30, 2001.

Fiscal 2000 net earnings of $1.1 million represented the highest earnings level in your Corporation's history. The record net earnings in fiscal 2001 reflected a 63% increase over fiscal 2000 net earnings. More importantly, our diluted earnings per share increased from $.58 per share to $.96 per share, indicating a robust 66% increase year to year. Other favorable financial metrics can be found in the improvement of our book value per share from $9.02 last year to $10.16 this year, and the growth in our net interest margin from 2.94% in fiscal 2000 to 3.19% in fiscal 2001.

We are passing on to you a portion of our fiscal 2001 success in the form of an increase in your cash dividend to $.28 per share.

We changed our name to First Federal Community Bank of Bucyrus in January 2001. The reason was to better identify First Federal with the ever-expanding services offered; we are not the small financial institution with very limited services any more.

First Federal continues to be the leader in making mortgages in Crawford County. There were only a few months in which we were not the leader in the number and total dollar amounts in Crawford County. We continue to be a portfolio lender and we are of the opinion that our customer is better served by our retaining the loan.

The market value of your CIBI stock has improved over the past several months and, absent unpredictable market conditions, we feel that this trend will continue. We are looking for an increase in value over the long haul. Your Board of Directors continues to hold to the belief that our Stockholders and our Community are best served by CIBI remaining profitable and locally owned.

In conclusion, we remain committed to enhancing the long-term value of your investment in CIBI, and thank you very much for your support over the past year.

Respectfully,

COMMUNITY INVESTORS BANCORP, INC.

/s/John W. Kennedy

John W. Kennedy
President

          BUSINESS OF COMMUNITY INVESTORS BANCORP, INC. AND SUBSIDIARY


General

Community Investors Bancorp, Inc. (the "Corporation") was organized in fiscal 1995 at the direction of the Board of Directors of First Federal Savings and Loan Association of Bucyrus. During fiscal 2001, the Association changed its name to First Federal Community Bank of Bucyrus ("First Federal" or the "Bank"). The Corporation was formed for the purpose of acquiring all of the common stock to be issued by the Bank upon its conversion from a federally-chartered mutual savings and loan to a federally-chartered stock Bank (the "Conversion"). Since completion of the Conversion on February 6, 1995, the Corporation has conducted business as a unitary savings and loan holding company. At June 30, 2001, the Corporation had $114.3 million of total assets, $102.7 million of total liabilities, including $80.1 million of deposits, and $11.7 million of stockholders' equity.

The Bank is a traditional community bank primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to originate loans secured by single-family residences primarily located in Crawford County, Ohio. To a lesser extent, the Bank originates other real estate loans secured by non-residential real estate and construction loans and non-real estate loans, primarily consisting of consumer loans. The Bank also invests in U.S. Government and agency obligations and mortgage-backed securities which are issued or guaranteed by federal agencies.

As a thrift holding company, the Corporation is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a thrift chartered under the laws of the United States, the Bank is subject to regulation, supervision and examination by the OTS and the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is also a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati.


                             MARKET FOR COMMON STOCK


Shares of common stock of Community Investors Bancorp, Inc. are traded nationally under the symbol "CIBI" on the Nasdaq SmallCap Market System ("Nasdaq"). At September 7, 2001, the Corporation had 1,147,338 shares of common stock outstanding and 412 stockholders of record.

The following tables set forth the reported high and low sale prices of a share of the Corporation's common stock as reported by Nasdaq and cash dividends paid per share of common stock during the periods indicated.

                               Fiscal Year Ended June 30, 2001

Quarter Ended                          High                       Low                   Dividend
September 30, 2000                    $ 8.50                     $7.87                   $.07
December 31, 2000                       8.63                      8.00                    .07
March 31, 2001                          8.75                      8.25                    .07
June 30, 2001                           9.75                      8.35                    .07

                               Fiscal Year Ended June 30, 2000

Quarter Ended                          High                       Low                   Dividend

September 30, 1999                    $10.00                     $9.13                   $.065
December 31, 1999                       9.44                      7.28                    .065
March 31, 2000                          9.44                      8.13                    .065
June 30, 2000                           8.50                      8.06                    .065

In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings banks. Under OTS regulations applicable to converted savings banks, the Bank is not permitted to pay a cash dividend on its common shares if the Bank's regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account (which was established for the purpose of granting a limited priority claim on the assets of the Bank, in the event of a complete liquidation, to those members of the Bank before the Conversion who maintain a savings account at the Bank after the Conversion) or applicable regulatory capital requirements prescribed by the OTS.

Additionally, the Bank's payment of dividends is limited, without prior OTS approval, to net income for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. The Bank currently meets all of its regulatory capital requirements and, unless the OTS determines that the Bank is an institution requiring more than normal supervision, the Bank may pay dividends in accordance with the foregoing provisions of the OTS regulations.

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

                                                                       At June 30,
Selected Consolidated Financial
  Condition Data:                            2001           2000            1999           1998           1997
                                                                      (In thousands)
Total assets                             $114,329       $119,034        $116,224       $102,535        $92,304
Cash and cash equivalents                   3,393          2,313           3,497          2,793          2,410
Securities:
  Available for sale                       10,827         14,876          15,517          5,485          1,498
  Held to maturity                          2,942          4,382           4,577          8,554          9,990
Loans receivable - net                     94,207         94,366          89,922         83,574         76,446
Deposits                                   80,090         79,138          79,954         75,955         72,911
Federal Home Loan Bank advances            22,199         28,611          25,291         15,558          7,810
Stockholders' equity, restricted           11,658         10,763          10,417         10,343         11,113


                                                                     Year ended June 30,

Selected Consolidated Operating Data:            2001         2000            1999           1998         1997
                                                              (In thousands, except share data)
Total interest income                          $8,840       $8,471          $8,189         $7,511       $7,288
Total interest expense                          5,218        5,078           4,822          4,153        4,069
                                                -----        -----           -----          -----        -----
Net interest income                             3,622        3,393           3,367          3,358        3,219
Provision for losses on loans                      68          121              94            156          142
                                                -----        -----           -----          -----        -----
Net interest income after provision for
  losses on loans                               3,554        3,272           3,273          3,202        3,077

Other income                                      288          291             261            197          140
Loss on disposition of mobile home
  loan portfolio                                   -           364              -              -            -
SAIF recapitalization assessment                   -            -               -              -           458
General, administrative and other expense       2,204        2,198           2,147          2,076        1,862
                                                -----        -----           -----          -----        -----
Earnings before income taxes                    1,638        1,001           1,387          1,323          897

Federal income taxes                              551          333             465            444          308
                                                -----        -----           -----          -----        -----
Net earnings                                   $1,087       $  668          $  922         $  879       $  589
                                                =====        =====           =====          =====        =====
Earnings per share (1)
  Basic                                          $.98         $.59            $.81           $.70         $.44
                                                  ===          ===             ===            ===          ===
  Diluted                                        $.96         $.58            $.78           $.68         $.44
                                                  ===          ===             ===            ===          ===


(1) Earnings per share for the year ended June 30, 1997 have been restated to give effect to the 3-for-2 stock split effected during fiscal 1998.


                                                                  At or for the year ended June 30,
Selected financial ratios and
  other data:  (1)                                      2001         2000         1999         1998         1997
Return on average assets (4)                            .93%          .56%         .81%         .90%         .62%
Return on average equity (4)                           9.73          6.23         9.03         8.05         5.21
Average equity to average assets                       9.55          9.00         9.02        11.20        11.97
Interest rate spread (2)                               2.84          2.64         2.63         3.07         3.06
Net interest margin (2)                                3.19          2.94         3.02         3.54         3.53
Non-performing assets and troubled debt
  restructuring to total assets at end of period (3)    .65           .45          .87          .64          .63
Non-performing loans and troubled debt
  restructuring to total loans at end of period (3)     .79           .49         1.07          .70          .65
Average interest-earning assets to average
  interest-bearing liabilities                       107.69        106.93       109.01       110.58       110.40
Net interest income after provision for loan
  losses and other income to total general,
  administrative and other expense (4) (5)           174.32        162.10       164.59       163.73       138.66
General, administrative and other expense to
  average total assets (4)                             1.89          1.85         1.90         2.13         2.46
Dividend payout ratio                                 28.57         44.07        29.63        30.48        40.40   (6)
Book value per share                                 $10.16         $9.02        $8.55        $8.17        $7.97   (6)



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
         Return on average assets                                   .95%
         Return on average equity                                  7.90
         Net interest income after provision for
           loan losses and other income to total
           general, administrative and other expense             165.25
         General, administrative and other expense
           to average total assets                                 1.97
(5) For the fiscal year ended June 30, 2000, excludes the loss on sale of the mobile home loan portfolio.
(6) Adjusted to give effect to the 3-for-2 stock splits effected during fiscal 1998.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview

The principal asset of the Corporation is its ownership of First Federal. Accordingly, the Corporation's results of operations are primarily dependent upon the results of operations of the Bank. The Bank conducts a general banking business that consists of attracting deposits from the general public and using those funds to originate loans for primarily residential and consumer purposes.

The Bank's profitability depends primarily on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans, investments and mortgage-backed securities) less the interest expense incurred on interest-bearing liabilities (i.e., deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates paid on these balances.

Additionally, and to a lesser extent, the Bank's profitability is affected by such factors as the level of other income and general and administrative expenses, the provision for losses on loans, and the effective tax rate. Other income consists primarily of service charges and other fees. General, administrative and other expenses consist of compensation and benefits, occupancy-related expenses, FDIC deposit insurance premiums and other operating expenses.

Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Corporation for the fiscal years ended June 30, 2001 and 2000. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere in this report.

Forward-Looking Statements

In the following pages, management presents an analysis of the Corporation's financial condition as of June 30, 2001, and the results of operations for the year ended June 30, 2001 as compared to prior periods. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertanties. Economic circumstances, the Corporation's operations and the Corporation's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Corporation's general market area.

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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Financial Condition Changes from June 30, 2000 to June 30, 2001

The Corporation's total assets amounted to $114.3 million as of June 30, 2001, a decrease of $4.7 million, or 4.0%, from the $119.0 million total at June 30, 2000. The decrease in assets was primarily attributable to a $5.5 million, or 28.5%, decrease in investment and mortgage-backed securities, which was partially offset by a $1.1 million increase in cash and cash equivalents.

Cash and cash equivalents, investment securities and mortgage-backed securities totaled $17.2 million at June 30, 2001, a decrease of $4.4 million, or 20.4%, from 2000 levels. The decrease resulted primarily from maturities of investment and mortgage-backed securities of $5.8 million and $2.5 million, respectively, which were offset by purchases of investment securities totaling $2.4 million.

Loans receivable totaled $94.2 million at June 30, 2001, a decrease of $159,000, or 0.2%, from June 30, 2000 levels. Loan disbursements during fiscal 2001 totaled $18.7 million, which were offset by principal repayments of $18.9 million. The volume of loan disbursements during fiscal 2001 represented a $5.3 million, or 22.0%, decline compared to the volume in fiscal 2000. The increase in interest rates in the economy during the first half of the fiscal year caused a decline in loan demand during that period.

At June 30, 2001, the Corporation's allowance for loan losses totaled $497,000, which represented .52% of total loans and 71.5% of nonperforming loans. The allowance totaled $484,000 at June 30, 2000, which represented .50% of total loans and 107.8% of nonperforming loans at that date. Nonperforming loans totaled $695,000 and $449,000 at June 30, 2001 and 2000, respectively, which represented .73% and .47% of total loans at those respective dates. Although management believes that its allowance for loan losses at June 30, 2001 was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's results of operations.

Deposits totaled $80.1 million at June 30, 2001, an increase of $952,000, or 1.2%, over the $79.1 million total reported at June 30, 2000. While management has generally pursued a strategy of moderate growth in the deposit portfolio, it has historically not engaged in sporadic increases or decreases in interest rates, nor has it offered the highest rates available in its deposit market.

Advances from the Federal Home Loan Bank totaled $22.2 million at June 30, 2001, a decrease of $6.4 million, or 22.4%, from June 30, 2000 levels. Advances were repaid using proceeds from the maturities of investment and mortgage-backed securities.

Stockholders' equity totaled $11.7 million at June 30, 2001, an increase of $895,000, or 8.3%, over June 30, 2000 levels. The increase resulted primarily from net earnings of $1.1 million and a $292,000 unrealized gain on available for sale securities, which were partially offset by repurchases of 47,250 shares of treasury stock at an aggregate price of $402,000, coupled with dividend payments on common stock totaling $311,000.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended June 30, 2001 and 2000

General

The Corporation's net earnings totaled $1.1 million for the fiscal year ended June 30, 2001, an increase of $419,000, or 62.7%, over the $668,000 of net earnings reported for fiscal 2000. The increase in earnings resulted primarily from the absence of a $364,000 loss on disposition of the mobile home loan portfolio recorded during fiscal 2000. Additionally, net interest income increased by $229,000 and the provision for losses on loans decreased by $53,000, which were partially offset by a $6,000 increase in general, administrative and other expense and a $218,000 increase in the provision for federal income taxes.


Net Interest Income

Total interest income for the fiscal year ended June 30, 2001, amounted to $8.8 million, an increase of $369,000, or 4.4%, over fiscal 2000. This increase was due primarily to a 45 basis point increase in the average yield on interest-earning assets outstanding, to 7.79% for fiscal 2001. Interest income on loans increased by $538,000, or 7.6%, due primarily to an $812,000, or 0.9%, increase in the average balance of loans outstanding year-to-year and a 50 basis point increase in the average yield. Interest income on investment and mortgage-backed securities and interest-bearing deposits decreased by $169,000, or 12.5%, due primarily to a $2.8 million, or 12.6%, decline in the average portfolio balance outstanding.

Interest expense on deposits increased by $129,000, or 3.7%, primarily due to a 21 basis point increase in the cost of deposits, which was partially offset by an $826,000, or 1.0%, decrease in the weighted-average balance of deposits outstanding. Interest expense on borrowings increased by $11,000, or 0.7%, during fiscal 2001, due primarily to a 46 basis point increase in the average cost of borrowings, to 6.30% in fiscal 2001, which was partially offset by a $1.8 million decrease in the weighted-average balance of advances from the Federal Home Loan Bank outstanding.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $229,000, or 6.7%, to a total of $3.6 million for the fiscal year ended June 30, 2001. The interest rate spread amounted to 2.84% in fiscal 2001, compared to 2.64% in fiscal 2000, while the net interest margin totaled 3.19% in fiscal 2001, as compared to 2.94% in fiscal 2000.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio. As a result of such analysis, management recorded a $68,000 provision for losses on loans during the fiscal year ended June 30, 2001, compared to the $121,000 provision recorded in fiscal 2000. The current period provision was predicated upon the overall growth in the loan portfolio, coupled with an increase in the level of nonperforming loans.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended June 30, 2001 and 2000 (continued)

Other Income

Other income increased by $361,000 for the fiscal year ended June 30, 2001, compared to fiscal 2000, due primarily to a $364,000 loss recorded on the disposition of the mobile home loan portfolio in fiscal 2000. The sale of the aforementioned assets resulted as management elected to dispose of the lower yielding portfolio and re-deploy these funds into higher quality, higher yielding assets. Other operating income increased by $21,000, or 7.4%, primarily due to increased service fees on loans and deposit accounts and transactions.

General, Administrative and Other Expense

General, administrative and other expense totaled $2.2 million for the fiscal year ended June 30, 2001, an increase of $6,000, or .3%, compared to fiscal 2000. This increase was due primarily to a $16,000, or 6.6%, increase in data processing, an $18,000, or 14.5%, increase in franchise taxes and a $28,000, or 6.5%, increase in other operating expense, which were partially offset by a $16,000, or 50.0%, decrease in deposit insurance premiums and a $34,000 decrease in expenses of property acquired in settlement of loans. The increase in data processing generally reflects the effects of the Corporation's overall growth and increased product offerings year to year. The increase in franchise taxes reflects the increase in stockholders' equity year to year. The increase in other operating expense was due primarily to an increase in professional fees, insurance costs and pro-rata increases in operating costs year to year. The decrease in federal deposit insurance premiums was due to a reduction in premium rates. The decrease in expenses of property acquired in settlement of loans resulted primarily from the disposal of the mobile home loan portfolio during fiscal 2000. This portfolio had been the source of the majority of the Bank's foreclosure proceedings in prior years.

Federal Income Taxes

The provision for federal income taxes increased by $218,000, or 65.5%, for the fiscal year ended June 30, 2001, compared to fiscal 2000. The increase resulted primarily from the increase in net earnings before taxes of $637,000, or 63.6%. The effective tax rates were 33.6% and 33.3% for the fiscal years ended June 30, 2001 and 2000, respectively.


Comparison of Results of Operations for the Fiscal Years Ended June 30, 2000 and 1999

General

The Corporation's net earnings totaled $668,000 for the fiscal year ended June 30, 2000, a decrease of $254,000, or 27.5%, from the $922,000 of net earnings reported for fiscal 1999. The decrease in earnings resulted primarily from a $364,000 loss on the disposition of the mobile home loan portfolio recorded during the 2000 fiscal year. Exclusive of this loss, the Corporation would have realized net earnings for the current period of $908,000, or $.80 per basic share.

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

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $26,000, or .8%, to a total of $3.4 million for the fiscal year ended June 30, 2000. The interest rate spread amounted to 2.64% in fiscal 2000, compared to 2.63% in fiscal 1999, while the net interest margin totaled 2.94% in fiscal 2000, as compared to 3.02% in fiscal 1999.

Provision for Losses on Loans

Based upon an analysis of historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio, management recorded a $121,000 provision for losses on loans during the fiscal year ended June 30, 2000, an increase of $27,000, or 28.7%, over the provision recorded in fiscal 1999. The current period provision was predicated upon the overall growth in the loan portfolio, offset by a decrease in the level of nonperforming loans.

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

                                                          Year ended June 30,
                                             2001                            2000                         1999
                                Average   Interest               Average   Interest            Average   Interest
                              outstanding  earned/    Yield/  outstanding   earned/  Yield/  outstanding  earned/   Yield/
                                balance     paid      rate      balance      paid     rate     balance     paid     rate
Interest-earning assets:
  Loans receivable             $ 94,089    $7,653     8.13%    $ 93,277     $7,115     7.63%  $ 88,179   $6,871    7.79%
  Investment securities          18,121     1,112     6.14       21,391      1,313     6.14     20,448    1,168    5.71
  Other interest-earning
    assets (1)                    1,234        75     6.10          758         43     5.67      2,851      150    5.26
                                -------     -----     ----      -------      -----     ----    -------    -----    ----
     Total interest-earning
       assets                   113,444     8,840     7.79      115,426      8,471     7.34    111,478    8,189    7.35

Non-interest-earning assets                 3,500                 3,706                          1,671
                                            -----               -------                        -------

     Total assets              $116,944                        $119,132                       $113,149
                                =======                         =======                        =======

Interest-bearing liabilities:
  Deposits                     $ 80,036     3,624     4.53     $ 80,862      3,495     4.32   $ 78,528    3,563    4.54
  FHLB advances                  25,305     1,594     6.30       27,086      1,583     5.84     23,735    1,259    5.30
                                -------     -----     ----      -------      -----     ----    -------    -----    ----
     Total interest-bearing
       liabilities              105,341     5,218     4.95      107,948      5,078     4.70    102,263    4,822    4.72
                                            -----     ----                   -----     ----               -----    ----

Non-interest-bearing
  liabilities                       438                             468                            675
                                -------                         -------                         ------

     Total liabilities          105,779                         108,416                        102,938

Stockholders' equity             11,165                          10,716                         10,211
                                -------                         -------                        -------

     Total liabilities and
       stockholders' equity      $116,944                      $119,132                       $113,149
                                  =======                       =======                        =======

Net interest income/interest
  rate spread                              $3,622     2.84%                 $3,393     2.64%             $3,367    2.63%
                                            =====     ====                   =====     ====               =====    ====

Net interest margin (2)                               3.19%                            2.94%                       3.02%
                                                      ====                             ====                        ====

Ratio of interest-earning assets
  to interest-bearing liabilities                   107.69%                          106.93%                     109.01%
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

                                                                       Year ended June 30,
                                                        2001 vs. 2000                        2000 vs. 1999
                                                  Increase                              Increase
                                                 (decrease)          Total             (decrease)        Total
                                                   due to          increase/             due to        increase/
                                                Rate     Volume   (decrease)        Rate     Volume   (decrease)
                                                                          (In thousands)
Interest-earning assets:
  Loans                                         $476      $  62       $538         $(144)      $388         $244
  Investment securities                           -        (201)      (201)           89         56          145
  Interest-earning deposits and other              3         29         32            12       (119)        (107)
                                                 ---       ----        ---          ----        ---          ---
     Total interest-earning  assets             $479      $(110)       369         $ (43)      $325          282
                                                 ===       ====                     ====        ===

Interest-bearing liabilities:
  Deposits                                      $165      $ (36)       129         $(174)      $106          (68)
  Advances from Federal Home Loan Bank           119       (108)        11           136        188          324
                                                 ---       ----        ---          ----        ---          ---
     Total interest-bearing liabilities         $284      $(144)       140         $ (38)      $294          256
                                                 ===       ====        ---          ====        ===          ---

Increase in net interest income                                       $229                                  $ 26
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

Although the Corporation emphasizes the origination of single-family residential ARMs, originations of such loans have been difficult due to the preference of the Corporation's customers for fixed-rate residential mortgage loans in the predominantly low interest rate environment that has prevailed for the past five years. Despite this preference for fixed-rate originations, as a consequence of management's continuing efforts, $49.3 million, or 65.7%, of the Corporation's portfolio of one-to-four family residential mortgage loans consisted of ARMs at June 30, 2001. In addition, at June 30, 2001, another $9.3 million, or 8.8%, of the Corporation's total loan portfolio consisted of other types of loans with adjustable interest rates.

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

At June 30, 2001, 2% of the present value of First Federal's assets was approximately $2.3 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) exceeded $2.3 million at June 30, 2001, First Federal would have been required to reduce its capital by approximately $100,000 (50% of the $200,000 difference) in determining whether First Federal met its risk-based capital requirement. Regardless of such reduction, however, First Federal's risk-based capital would still have exceeded the regulatory requirement by approximately $6.4 million.

The tables below show the increase and decrease of NPV under different interest rate scenarios at June 30, 2001and 2000.

                                            June 30, 2001

                                                Estimated
Change in                                       NPV as a
Interest Rates           Estimated            Percentage                  Amount
(basis points)                 NPV             of Assets               of Change               Percent
                                           (Dollars in thousands)
+300                      $ 10,127               8.99%                   $(4,105)               (29)%
+200                        11,731              10.23                     (2,501)               (18)
+100                        13,033              11.20                     (1,199)                (8)
  -                         14,232              12.06                        -                    -
-100                        15,137              12.68                        905                  6
-200                        15,884              13.17                      1,652                 12
-300                        16,673              13.68                      2,441                 17



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

The model reflects that the Bank's NPV is more sensitive to an increase in interest rates than a decrease in interest rates. This occurs principally because, as rates rise, the market value of the Bank's investments, adjustable-rate mortgage loans, fixed-rate loans and mortgage-backed securities declines due to the rate increases.

In the event that interest rates should rise from current levels, First Federal's net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect First Federal's earnings due to diminished loan demand.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal from certificates could likely deviate significantly from those assumed in calculating the table.


                         LIQUIDITY AND CAPITAL RESOURCES

The Corporation's primary sources of funds are deposits, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities and funds provided by operations. While scheduled loan and investment securities repayments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the movement of interest rates in general, economic conditions and competition. The Corporation manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable. In addition, the Corporation invests excess funds in FHLB overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Corporation has been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Bank may borrow from the FHLB of Cincinnati and has access to the Federal Reserve Bank discount window. The Bank has borrowed from the FHLB of Cincinnati as part of its asset/liability management strategy to match payments on the advances to the stream of income from its recently originated fixed rate one-to-four family residential loan portfolio and its investment in U.S. government agency bonds. As of June 30, 2001, the Bank had $22.2 million of advances outstanding.

Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as FHLB of Cincinnati overnight deposits. On a longer term basis, the Corporation maintains a strategy of investing in various investment securities and lending products. At June 30, 2001, the total approved mortgage-loan commitments outstanding amounted to $1.6 million. At the same date, the Corporation had maximum exposure for loan commitments under unfunded loans and unused lines of credit totaling $3.3 million. In the opinion of management, all loan commitments had interest rates which equaled or exceeded market interest rates as of June 30, 2001, and will be funded from existing excess liquidity and normal cash flow from operations.

During fiscal 2001, the Corporation had positive cash flows from operating activities and investing activities and negative cash flows from financing activities, which resulted in a net increase in cash and cash equivalents for the year totaling $1.1 million.

During fiscal 2000, the Corporation had positive cash flows from operating activities and financing activities and negative cash flows from investing activities which resulted in a net decrease in cash and cash equivalents for the year totaling $1.2 million.

Operating activities provided cash as net interest income exceeded general and administrative expenses. Investing activities provided cash primarily as a result of loan repayments and maturities of investment securities exceeding loan originations. Cash flows from financing activities decreased during fiscal 2001 primarily due to repayments of Federal Home Loan Bank advances.


                        RECENT ACCOUNTING PRONOUNCEMENTS

In September 2000, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Management adopted SFAS No. 140 effective April 1, 2001, as required, without material effect on the Corporation's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141 "Business Combinations," which requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. The pooling-of-interests method of accounting is prohibited except for combinations initiated before June 30, 2001. The remaining provisions of SFAS No. 141 relating to business combinations accounted for by the purchase method, including identification of intangible assets, accounting for negative goodwill, financial statement presentation and disclosure, are effective for combinations completed after June 30, 2001. Management adopted SFAS No. 141 effective July 1, 2001, as required, without material effect on the Corporation's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. All goodwill should be assigned to reporting units that are expected to benefit from the goodwill. Goodwill impairment should be tested with a two-step approach. First, the fair value of the reporting unit should be compared to its carrying value, including goodwill. If the reporting unit's carrying value exceeds its fair value, then any goodwill impairment should be measured as the excess of the goodwill's carrying value over its implied fair value. The implied fair value of goodwill should be calculated in the same manner as goodwill is calculated for a business combination, using the reporting unit's fair value as the "purchase price." Therefore, the goodwill's implied fair value will be the excess of the "purchase price" over the amounts allocated to assets, including unrecognized intangible assets, and liabilities of the reporting unit. Goodwill impairment losses should be reported in the income statement as a separate line item within operations, except for such losses included in the calculation of a gain or loss from discontinued operations.

An acquired intangible asset, other than goodwill, should be amortized over its useful economic life. The useful life of an intangible asset is indefinite if it extends beyond the foreseeable horizon. If an asset's life is indefinite, the asset should not be amortized until the life is determined to be finite. Intangible assets being amortized should be tested for impairment in accordance with SFAS No. 121. Intangible assets not being amortized should be tested for impairment annually and whenever there are indicators of impairment, by comparing the asset's fair value to its carrying amount.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for companies with fiscal years beginning after March 15, 2001, but only if the first quarter financial statements have not previously been issued. SFAS No. 142 is not expected to have a material effect on the Corporation's financial position or results of operations.

               Report of Independent Certified Public Accountants

Board of Directors
Community Investors Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Community Investors Bancorp, Inc. as of June 30, 2001 and 2000, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community Investors Bancorp, Inc. as of June 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.




/s/Grant Thornton LLP

Cincinnati, Ohio
August 16, 2001

                        Community Investors Bancorp, Inc.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                        (In thousands, except share data)

         ASSETS                                                                                2001                2000
Cash and due from banks                                                                    $  2,506            $  1,701
Federal funds sold                                                                               -                  310
Interest-bearing deposits in other financial institutions                                       887                 302
                                                                                            -------             -------
         Cash and cash equivalents                                                            3,393               2,313

Investment securities available for sale - at market                                          3,858               5,773
Investment securities held to maturity - at amortized cost, approximate market
  value of $2,348 and $3,556 as of June 30, 2001 and 2000                                     2,334               3,616
Mortgage-backed securities available for sale - at market                                     6,969               9,103
Mortgage-backed securities held to maturity - at amortized cost, approximate market
  value of $601 and $742 as of June 30, 2001 and 2000                                           608                 766
Loans receivable - net                                                                       94,207              94,366
Property acquired in settlement of loans - net                                                    8                  69
Office premises and equipment - at depreciated cost                                             686                 692
Federal Home Loan Bank stock - at cost                                                        1,621               1,507
Accrued interest receivable on loans                                                             98                  86
Accrued interest receivable on mortgage-backed securities                                        41                  52
Accrued interest receivable on investments and interest-bearing deposits                         68                 118
Prepaid expenses and other assets                                                               233                 170
Prepaid federal income taxes                                                                    205                 235
Deferred federal income taxes                                                                    -                  168
                                                                                            -------             -------

         Total assets                                                                      $114,329            $119,034
                                                                                            =======             =======

         LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                                   $ 80,090            $ 79,138
Advances from the Federal Home Loan Bank                                                     22,199              28,611
Advances by borrowers for taxes and insurance                                                    32                   5
Accrued interest payable                                                                        196                 329
Other liabilities                                                                               130                 188
Deferred federal income taxes                                                                    24                  -
                                                                                            -------             -------
         Total liabilities                                                                  102,671             108,271

Commitments                                                                                      -                   -

Stockholders' equity
  Preferred stock, 1,000,000 shares of no par value authorized,
    no shares issued                                                                             -                   -
  Common stock, 4,000,000 shares authorized, $.01 par value; 1,660,850
    shares issued                                                                                17                  17
  Additional paid-in capital                                                                  7,256               7,191
  Retained earnings, restricted                                                               9,504               8,728
  Shares acquired by stock benefit plans                                                       (312)               (461)
  Less 513,512 and 468,062 shares of treasury stock at June 30, 2001
    and 2000, respectively - at cost                                                         (4,795)             (4,408)
  Accumulated other comprehensive loss - unrealized losses on securities
    designated as available for sale, net of related tax benefits                               (12)               (304)
                                                                                            -------             -------
         Total stockholders' equity                                                          11,658              10,763
                                                                                            -------             -------

         Total liabilities and stockholders' equity                                        $114,329            $119,034
                                                                                            =======             =======




The accompanying notes are an integral part of these statements.

                        Community Investors Bancorp, Inc.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                           For the year ended June 30,
                        (In thousands, except share data)

                                                                                2001             2000              1999
Interest income
  Loans                                                                       $7,653           $7,115            $6,871
  Mortgage-backed securities                                                     530              641               600
  Investment securities                                                          582              672               568
  Interest-bearing deposits and other                                             75               43               150
                                                                               -----            -----             -----
         Total interest income                                                 8,840            8,471             8,189

Interest expense
  Deposits                                                                     3,624            3,495             3,563
  Borrowings                                                                   1,594            1,583             1,259
                                                                               -----            -----             -----
         Total interest expense                                                5,218            5,078             4,822
                                                                               -----            -----             -----

         Net interest income                                                   3,622            3,393             3,367

Provision for losses on loans                                                     68              121                94
                                                                               -----            -----             -----

         Net interest income after provision
           for losses on loans                                                 3,554            3,272             3,273

Other income (loss)
  Gain on sale of investment securities                                           -                -                  6
  Loss on disposition of mobile home loan portfolio                               -              (364)               -
  Gain (loss) on sale of property acquired in settlement of loans                (16)               8                -
  Other operating                                                                304              283               255
                                                                               -----            -----             -----
         Total other income (loss)                                               288              (73)              261

General, administrative and other expense
  Employee compensation and benefits                                           1,172            1,187             1,130
  Occupancy and equipment                                                        150              141               133
  Federal deposit insurance premiums                                              16               32                47
  Franchise taxes                                                                142              124               148
  Expenses of property acquired in settlement of loans                             5               39                33
  Data processing                                                                257              241               213
  Other operating                                                                462              434               443
                                                                               -----            -----             -----
         Total general, administrative and other expense                       2,204            2,198             2,147
                                                                               -----            -----             -----

         Earnings before income taxes                                          1,638            1,001             1,387

Federal income taxes
  Current                                                                        509              267               407
  Deferred                                                                        42               66                58
                                                                               -----            -----             -----
         Total federal income taxes                                              551              333               465
                                                                               -----            -----             -----

         NET EARNINGS                                                         $1,087           $  668            $  922
                                                                               =====            =====             =====

         EARNINGS PER SHARE
           Basic                                                                $.98             $.59              $.81
                                                                                 ===              ===               ===

           Diluted                                                              $.96             $.58              $.78
                                                                                 ===              ===               ===



The accompanying notes are an integral part of these statements.

                        Community Investors Bancorp, Inc.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                           For the year ended June 30,
                                 (In thousands)


                                                                                    2001            2000           1999
Net earnings                                                                      $1,087           $ 668          $ 922

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during the period,
    net of tax of $150, $(25) and $(122) during the respective periods               292             (49)          (237)

  Reclassification adjustment for realized gains
    included in earnings, net of tax of $2 in 1999                                    -               -              (4)
                                                                                   -----             ---           ----

Comprehensive income                                                              $1,379           $ 619          $ 681
                                                                                   =====            ====           ====

Accumulated comprehensive loss                                                    $  (12)          $(304)         $(255)
                                                                                   =====            ====           ====





























The accompanying notes are an integral part of these statements.

                        Community Investors Bancorp, Inc.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                For the years ended June 30, 2001, 2000 and 1999
                        (In thousands, except share data)
                                                                                                             Unrealized
                                                                                                              losses on
                                                                                     Shares                  securities
                                                       Additional                  acquired                  designated
                                                 Common   paid-in  Retained        by stock   Treasury     as available
                                                  stock   capital  earnings   benefit plans     shares         for sale      Total
Balance at July 1, 1998                            $ 17    $6,908    $7,742       $(759)       $(3,551)          $(14)     $10,343

Purchase of treasury shares, at cost                 -         -         -           -            (638)            -          (638)
Amortization of stock benefit plan expense           -        176        -          149             -              -           325
Net earnings for the year ended June 30, 1999        -         -        922          -              -              -           922
Cash dividends of $.24 per share                     -         -       (294)         -              -              -          (294)
Unrealized losses on securities designated as
  available for sale, net of related tax benefits    -         -         -           -              -            (241)        (241)
                                                    ---     -----     -----        ----         ------            ---       ------

Balance at June 30, 1999                             17     7,084     8,370        (610)        (4,189)          (255)      10,417

Purchase of treasury shares, at cost                 -         -         -           -            (219)            -          (219)
Amortization of stock benefit plan expense           -        107        -          149             -              -           256
Net earnings for the year ended June 30, 2000        -         -        668          -              -              -           668
Cash dividends of $.26 per share                     -         -       (310)         -              -              -          (310)
Unrealized losses on securities designated as
  available for sale, net of related tax benefits    -         -         -           -              -             (49)         (49)
                                                    ---     -----     -----        ----         ------            ---       ------

Balance at June 30, 2000                             17     7,191     8,728        (461)        (4,408)          (304)      10,763

Purchase of treasury shares, at cost                 -         -         -           -            (387)            -          (387)
Amortization of stock benefit plan expense           -         65        -          149             -              -           214
Net earnings for the year ended June 30, 2001        -         -      1,087          -              -              -         1,087
Cash dividends of $.28 per share                     -         -       (311)         -              -              -          (311)
Unrealized gains on securities designated as
  available for sale, net of related tax benefits    -         -         -           -              -             292          292
                                                    ---     -----     -----        ----         ------            ---       ------

Balance at June 30, 2001                           $ 17   $7,256     $9,504       $(312)       $(4,795)          $(12)     $11,658
                                                    ===    =====      =====        ====         ======            ===       ======



The accompanying notes are an integral part of these statements.

                        Community Investors Bancorp, Inc.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           For the year ended June 30,
                                 (In thousands)


                                                                                    2001            2000           1999
Cash flows from operating activities:
  Net earnings for the year                                                      $ 1,087         $   668        $   922
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization (accretion) of discounts and premiums on
      investments and mortgage-backed securities - net                                36               9             47
    Gain on sale of investment securities                                             -               -              (6)
    Amortization of deferred loan origination fees                                   (77)            (59)           (95)
    Depreciation and amortization                                                     67              52             49
    Provision for losses on loans                                                     68             121             94
    Amortization of stock benefit plan expense                                       214             256            325
    Loss on disposition of mobile home loan portfolio                                 -              364             -
    Proceeds from disposition of mobile home loan portfolio                           -              835             -
    (Gain) loss on sale of property acquired in settlement of loans                   16              (8)            -
    Federal Home Loan Bank stock dividends                                          (114)           (102)           (86)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                           (12)            (21)            49
      Accrued interest receivable on mortgage-backed securities                       11              17            (62)
      Accrued interest receivable on investments and
        interest-bearing deposits                                                     50             (32)           147
      Prepaid expenses and other assets                                              (57)            (43)            23
      Accrued interest payable                                                      (133)            (40)            27
      Other liabilities                                                              (58)             (4)           (34)
      Federal income taxes
        Current                                                                       30            (212)          (129)
        Deferred                                                                      42              66             58
                                                                                  ------          ------         ------
         Net cash provided by operating activities                                 1,170           1,867          1,329

Cash flows provided by (used in) investing activities:
  Proceeds from maturity of investment securities                                  5,794             135          5,583
  Proceeds from sale of investment securities designated as available-for-sale        -               -           5,014
  Purchase of investment securities designated as available for sale              (2,440)         (2,000)        (3,950)
  Purchase of investment securities designated as held to maturity                    -              (55)        (1,430)
  Purchase of mortgage-backed securities designated as available for sale             -              -          (16,249)
  Principal repayments on mortgage-backed securities                               2,541           2,663          4,584
  Loan principal repayments                                                       18,856          18,013         31,200
  Loan disbursements                                                             (18,709)        (23,983)       (37,730)
  Purchase of office premises and equipment                                          (61)            (34)          (170)
  Proceeds from sale of property acquired in settlement of loans                      60             273            179
  Purchase of Federal Home Loan Bank stock                                            -              (42)          (452)
                                                                                  ------          ------         ------
         Net cash provided by (used in) investing activities                       6,041          (5,030)       (13,421)
                                                                                  ------          ------         ------

         Net cash provided by (used in) operating and investing activities
           (subtotal carried forward)                                              7,211          (3,163)       (12,092)
                                                                                  ------          ------         ------

                        Community Investors Bancorp, Inc.

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                           For the year ended June 30,
                                 (In thousands)


                                                                                    2001            2000           1999
         Net cash provided by (used in) operating and investing activities
           (subtotal brought forward)                                            $ 7,211         $(3,163)      $(12,092)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts                                        952            (816)         3,999
  Proceeds from Federal Home Loan Bank advances                                   10,164          59,250         12,000
  Repayment of Federal Home Loan Bank advances                                   (16,576)        (55,930)        (2,267)
  Advances by borrowers for taxes and insurance                                       27               4             (4)
  Purchase of treasury stock                                                        (387)           (219)          (638)
  Dividends on common stock                                                         (311)           (310)          (294)
                                                                                  ------          ------        -------
         Net cash provided by (used in) financing activities                      (6,131)          1,979         12,796
                                                                                  ------          ------        -------

Net increase (decrease) in cash and cash equivalents                               1,080          (1,184)           704

Cash and cash equivalents at beginning of year                                     2,313           3,497          2,793
                                                                                  ------          ------        -------

Cash and cash equivalents at end of year                                         $ 3,393         $ 2,313       $  3,497
                                                                                  ======          ======        =======


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                         $   517         $   479       $    537
                                                                                  ======          ======        =======

    Interest on deposits and borrowings                                          $ 5,351         $ 5,118       $  4,795
                                                                                  ======          ======        =======

Supplemental disclosure of noncash investing activities:
  Transfers from loans to property acquired in settlement of loans               $    21         $   345       $    179
                                                                                  ======          ======        =======

  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax benefits                                        $   292         $   (49)      $   (241)
                                                                                  ======          ======        =======














The accompanying notes are an integral part of these statements.

                        Community Investors Bancorp, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Community Investors Bancorp, Inc. (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of First Federal Community Bank of Bucyrus (formerly known as First Federal Savings and Loan Association of Bucyrus) (the "Bank"). The Bank conducts a general banking business in northern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

    The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

    The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

    1.  Principles of Consolidation

    The consolidated financial statements include the accounts of the Corporation and its subsidiary, the Bank. All significant intercompany balances and transactions have been eliminated.

    2.  Investment Securities and Mortgage-Backed Securities

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders'

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities (continued)

    equity, respectively. At June 30, 2001 and 2000, the Corporation's stockholders' equity reflected net unrealized losses on securities designated as available for sale of $12,000 and $304,000, respectively.

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

    4.  Loan Origination Fees

    The Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

    5.  Allowance for Loan Losses

    It is the Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in its primary lending areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Bank

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    5.  Allowance for Loan Losses (continued)

    records a loan valuation allowance equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

    The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

    A loan is defined as impaired under SFAS No. 114 when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank's investment in multi-family and nonresidential loans, and its evaluation of impairment thereof, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

    It is the Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At June 30, 2001 and 2000, the Bank had no loans that would be defined as impaired under SFAS No. 114.

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

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

    9.  Benefit Plans

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense recognized related to the ESOP totaled approximately $115,000, $117,000 and $153,000 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  Benefit Plans (continued)

    The Corporation also has a Management Recognition Plan ("MRP"). During fiscal 1996, the MRP purchased 66,430 shares of the Corporation's common stock in the open market. As of June 30, 2001, the Corporation had awarded 64,325 shares under the MRP, leaving 2,105 shares available for allocation at June 30, 2001. Common stock awarded under the MRP vests ratably over a five year period, commencing with the date of award. A provision of $72,000, $114,000 and $150,000 related to the MRP was charged to expense for the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

    10.  Earnings Per Share

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the period less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding, which gives effect to a reduction for 59,173, 72,591 and 85,991 weighted-average unallocated shares held by the ESOP, totaled 1,113,043, 1,136,989 and 1,144,573 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,129,728, 1,155,484 and 1,184,187 for the fiscal years ended June 30, 2001,
    2000 and 1999, respectively. Incremental shares related to the assumed exercise of stock options included in the computation of diluted earnings per share totaled 16,685, 18,495 and 39,614 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

    Options to purchase 19,071, 19,521 and 20,871 shares of common stock with a respective weighted-average exercise price of $10.72, $10.72 and $10.74 were outstanding at June 30, 2001, 2000 and 1999, respectively, but were excluded from the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares.

    11.  Fair Value of Financial Instruments

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    11.  Fair Value of Financial Instruments (continued)

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2001 and 2000:

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

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 2001 and 2000 was not material.

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    11.  Fair Value of Financial Instruments (continued)

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:

                                                                      2001                          2000
                                                             Carrying         Fair       Carrying         Fair
                                                                value        value          value        value
                                                                                (In thousands)
    Financial assets
      Cash and cash equivalents                              $  3,393     $  3,393       $  2,313     $  2,313
      Investment securities                                     6,192        6,206          9,389        9,329
      Mortgage-backed securities                                7,577        7,570          9,869        9,845
      Loans receivable                                         94,207       93,652         94,366       85,853
      Federal Home Loan Bank stock                              1,621        1,621          1,507        1,507
                                                              -------      -------        -------      -------

                                                             $112,990     $112,442       $117,444     $108,847
                                                              =======      =======        =======      =======

    Financial liabilities
      Deposits                                               $ 80,090    $  80,674       $ 79,138     $ 79,268
      Advances from the Federal Home Loan Bank                 22,199       22,782         28,611       28,381
      Advances by borrowers for taxes and insurance                32           32              5            5
                                                              -------      -------        -------      -------

                                                             $102,321     $103,488       $107,754     $107,654
                                                              =======      =======        =======      =======

    12.  Advertising

    Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $68,000, $63,000 and $65,000 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

    13.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

    14.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 2001 consolidated financial statement presentation.

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    Carrying values and estimated fair values of investment securities held to maturity at June 30 are summarized as follows:

                                                           2001                                 2000
                                                                Estimated                            Estimated
                                               Carrying             fair             Carrying             fair
                                                  value             value               value            value
                                                                         (In thousands)
    U. S. Government and
      agency obligations                         $1,438            $1,453              $2,718           $2,681
    Corporate debt obligations                      510               511                 513              490
    Municipal obligations                           386               384                 385              385
                                                  -----             -----               -----            -----

                                                 $2,334            $2,348              $3,616           $3,556
                                                  =====             =====               =====            =====

    At June 30, 2001, the fair value of the Corporation's investment securities exceeded the cost carrying value by $14,000, comprised of $19,000 in gross unrealized gains and $5,000 in gross unrealized losses. At June 30, 2000, the cost carrying value of the Corporation's investment securities exceeded the fair value by $60,000, comprised of $9,000 in gross unrealized gains and $69,000 in gross unrealized losses.

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities designated as available for sale at June 30 are summarized as follows:

                                                                            2001
                                                                      Gross             Gross        Estimated
                                                 Amortized       unrealized        unrealized             fair
                                                      cost            gains            losses            value
                                                                         (In thousands)
    U.S. Government
      agency obligations                            $2,388             $  2              $ 18           $2,372
    Mutual funds                                       488               -                 19              469
    Corporate debt securities                        1,000                2                -             1,002
    Corporate equity securities                         15               -                 -                15
                                                     -----              ---               ---            -----

                                                    $3,891             $  4              $ 37           $3,858
                                                     =====              ===               ===            =====

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
                                                     =====              ===               ===            =====

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost and estimated fair value of investment securities designated as held to maturity, by contractual term to maturity, at June 30 are shown below:

                                                                  2001                           2000
                                                                    Estimated                        Estimated
                                                     Amortized           fair         Amortized           fair
                                                          cost          value              cost          value
                                                                            (In thousands)
    Due in three years or less                          $1,870         $1,887            $2,645         $2,614
    Due after three years through
      five years                                           379            377               500            486
    Due after five years                                    85             84               471            456
                                                         -----          -----             -----          -----

                                                        $2,334         $2,348            $3,616         $3,556
                                                         =====          =====             =====          =====

    The amortized cost and estimated fair value of U.S. Government agency securities and corporate debt securities designated as available for sale at June 30, by contractual terms to maturity, are shown below:

                                                                  2001                           2000
                                                                    Estimated                        Estimated
                                                     Amortized           fair         Amortized           fair
                                                          cost          value              cost          value
                                                                            (In thousands)
    Due after three years through
      five years                                        $1,449         $1,453            $2,449         $2,351
    Due after five years                                 1,939          1,921             3,014          2,958
                                                         -----          -----             -----          -----

                                                        $3,388         $3,374            $5,463         $5,309
                                                         =====          =====             =====          =====

    The Corporation sold $5.0 million of available for sale investment securities during the year ended June 30, 1999, resulting in a gross realized gain of $6,000.

    At June 30, 2001 and 2000, investment securities with an aggregate book value of $1.8 million and $2.8 million, respectively, were pledged as collateral for public deposits.

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 2001 and 2000 are summarized as follows:

                                                                                 2001
                                                                        Gross             Gross      Estimated
                                                  Amortized        unrealized        unrealized           fair
                                                       cost             gains            losses          value
    Available for sale:                                                     (In thousands)
      Government National
        Mortgage Association
        participation certificates                   $2,874              $ -               $ 11         $2,863
      Federal National
        Mortgage Association
        participation certificates                    4,080                26                -           4,106
                                                      -----               ---               ---          -----
         Total mortgage-backed
           securities available for sale              6,954                26                11          6,969

    Held to maturity:
      Federal Home Loan
        Mortgage Corporation
        participation certificates                       68                 3                -              71
      Government National
        Mortgage Association
        participation certificates                      177                 3                -             180
      Federal National
        Mortgage Association
        participation certificates                      363                -                 13            350
                                                      -----               ---               ---          -----
         Total mortgage-backed
           securities held to maturity                  608                 6                13            601
                                                      -----               ---               ---          -----

         Total mortgage-backed securities            $7,562              $ 32              $ 24         $7,570
                                                      =====               ===               ===          =====

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

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
                                                     ======               ===               ===          =====

    The amortized cost of mortgage-backed securities designated as available for sale, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                               June 30,
                                                      2001                2000
                                                            (In thousands)

    Due in five to ten years                        $3,078              $3,775
    Due after twenty years                           3,876               5,610
                                                     -----               -----

                                                    $6,954              $9,385
                                                     =====               =====

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities designated as held to maturity, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                               June 30,
                                                      2001                2000
                                                            (In thousands)

    Due within three years                            $ -                 $  2
    Due in five to ten years                            47                  66
    Due in ten to twenty years                         398                  42
    Due after twenty years                             163                 656
                                                       ---                 ---

                                                      $608                $766
                                                       ===                 ===


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is as follows:

                                                                2001                2000
                                                                      (In thousands)
    Residential real estate
      One-to-four family                                     $74,114             $75,358
      Multi-family                                             1,152               1,202
      Construction                                               767                 801
    Nonresidential real estate and land                        8,333               7,990
    Mobile home loans                                             57                  64
    Consumer and other                                        11,292              10,548
                                                              ------              ------
                                                              95,715              95,963
    Less:
      Undisbursed portion of loans in process                    714                 801
      Deferred loan origination fees                             297                 312
      Allowance for loan losses                                  497                 484
                                                              ------              ------

                                                             $94,207             $94,366
                                                              ======              ======

    The Bank's lending efforts have historically focused on one-to-four family and multi-family residential real estate loans, which comprise approximately $75.3 million, or 80%, of the total loan portfolio at June 30, 2001 and $76.6 million, or 81%, of the total loan portfolio at June 30, 2000. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of northern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Bank's primary lending area are presently stable.

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE C - LOANS RECEIVABLE (continued)

    In the normal course of business, the Bank has made loans to some of its directors, officers and employees. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. Loans to directors and officers totaled approximately $1.7 million and $1.3 million at June 30, 2001 and 2000, respectively.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                          2001            2000           1999
                                                                    (In thousands)
    Balance at beginning of year                          $484            $591           $563
    Provision for loan losses                               68             121             94
    Charge-offs of loans                                   (61)           (229)           (74)
    Recoveries                                               6               1              8
                                                           ---             ---            ---

    Balance at end of year                                $497            $484           $591
                                                           ===             ===            ===

    As of June 30, 2001, the Bank's allowance for loan losses was comprised of a general loss allowance of $450,000, which is includible as a component of regulatory risk-based capital, and a specific loss allowance of $47,000.

    Nonperforming and nonaccrual loans totaled approximately $695,000, $449,000 and $912,000 at June 30, 2001, 2000 and 1999, respectively.

    During the years ended June 30, 2001, 2000 and 1999, interest income of approximately $42,000, $41,000 and $65,000, respectively, would have been recognized had nonperforming loans been performing in accordance with their contractual terms.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30 are comprised of the following:

                                                                2001                2000
                                                                      (In thousands)
    Land and improvements                                     $  111              $   93
    Office buildings and improvements                            653                 646
    Furniture, fixtures and equipment                            336                 331
                                                               -----               -----
                                                               1,110               1,070
    Less accumulated depreciation and amortization               414                 378
                                                               -----               -----

                                                              $  686              $  692
                                                               =====               =====

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

Deposit type and weighted-
average interest rate                                           2001                  2000
                                                                       (In thousands)
NOW accounts
  2001 - 1.76%                                               $11,329
  2000 - 1.92%                                                                     $10,315
Passbook
  2001 - 2.69%                                                15,114
  2000 - 2.97%                                                                      16,070
                                                              ------                ------
Total demand, transaction and
  passbook deposits                                           26,443                26,385

Certificates of deposit
  Original maturities of:
    Less than 12 months
      2001 - 4.95%                                            10,107
      2000 - 4.48%                                                                   6,271
    12 months to 24 months
      2001 - 5.80%                                            25,589
      2000 - 4.03%                                                                  26,442
    30 months to 36 months
      2001 - 5.16%                                             3,048
      2000 - 5.47%                                                                   4,303
    More than 36 months
      2001 - 5.70%                                             2,958
      2000 - 5.74%                                                                   3,225
  Individual retirement accounts
    2001 - 4.90%                                              11,945
    2000 - 5.50%                                                                    12,512
                                                              ------                ------
Total certificates of deposit                                 53,647                52,753
                                                              ------                ------

Total deposit accounts                                       $80,090               $79,138
                                                              ======                ======

At June 30, 2001 and 2000, the Bank had certificate of deposit accounts with balances in excess of $100,000 totaling $5.4 million and $4.5 million, respectively.

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the year ended June 30 is summarized as follows:

                                                      2001           2000           1999
                                                               (In thousands)
    Passbook                                        $  441         $  427         $  445
    NOW accounts                                       248            273            272
    Certificates of deposit                          2,935          2,795          2,846
                                                     -----          -----          -----

                                                    $3,624         $3,495         $3,563
                                                     =====          =====          =====

    Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                                          2001           2000
                                                             (In thousands)

    Less than one year                                 $44,382        $37,050
    One to three years                                   8,846         13,357
    Over three years                                       419          2,346
                                                        ------         ------
                                                       $53,647        $52,753
                                                        ======         ======

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 2001 by pledges of certain residential mortgage loans totaling $27.8 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

                               Maturing/callable in
    Interest rate               year ending June 30,                   2001                2000
                                                                         (Dollars in thousands)
    5.92 - 6.78%                       2001                         $    -              $14,050
    4.28 - 6.60%                       2002                          21,750              14,000
    6.20 - 7.05%                       2008                             449                 561
                                                                     ------              ------

                                                                    $22,199             $28,611
                                                                     ======              ======

    Weighted-average interest rate                                     6.15%               6.33%
                                                                       ====                ====

    The outstanding advances at both June 30, 2001 and 2000, contain a call provision whereby the Federal Home Loan Bank may redeem the advance on the anniversary date of the advance and annually thereafter.

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE H - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate as follows for the years ended June 30:

                                                                            2001           2000           1999
                                                                                     (In thousands)
    Federal income taxes computed at
      statutory rate                                                        $557           $340           $472
    Decrease in taxes resulting primarily from
      tax-exempt interest                                                     (6)            (7)            (7)
                                                                             ---            ---            ---
    Federal income tax provision per consolidated
      statements of earnings                                                $551           $333           $465
                                                                             ===            ===            ===

    The composition of the Corporation's net deferred tax asset (liability) at June 30 is as follows:

                                                                                2001           2000
                                                                                    (In thousands)
     Taxes (payable) refundable on temporary
     differences at estimated corporate tax rate:
       Deferred tax assets:
         General loan loss allowance                                            $153           $140
         Deferred loan origination fees                                          101            106
         Unrealized losses on securities designated as
           available for sale                                                      6            156
         Stock benefit plan                                                        9             21
         Other                                                                    10              6
                                                                                 ---            ---
           Total deferred tax assets                                             279            429

       Deferred tax liabilities:
         Percentage of earnings bad debt deduction                                (2)            (6)
         Federal Home Loan Bank stock dividends                                 (234)          (196)
         Book/tax depreciation                                                   (67)           (59)
                                                                                 ---            ---
           Total deferred tax liabilities                                       (303)          (261)
                                                                                 ---            ---

           Net deferred tax asset (liability)                                   $(24)          $168
                                                                                 ===            ===

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE H - FEDERAL INCOME TAXES (continued)

    Prior to 1997, the Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2001, includes approximately $1.2 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction at June 30, 2001 is approximately $400,000. The Bank is required to recapture as taxable income approximately $26,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Bank has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period in fiscal 1998.


NOTE I - LOAN COMMITMENTS

    The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

    The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At June 30, 2001, the Bank had outstanding commitments of approximately $1.6 million to originate loans. Additionally, the Bank was obligated under unused lines of credit totaling $1.5 million for home equity loans and $1.1 million for commercial loans. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2001, and will be funded from normal cash flow from operations.


NOTE J - REGULATORY CAPITAL

    The Bank is subject to the regulatory capital requirements of the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE J - REGULATORY CAPITAL (continued)

    and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.

    The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

    During the 2001 fiscal year, the Bank was notified from its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

    As of June 30, 2001 and 2000, management believes that the Bank met all capital adequacy requirements to which it was subject.

                                                                 2001
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                               (Dollars in thousands)
    Risk-based capital                  $11,494    17.7%         =>$5,196    =>8.0%          =>$6,495     =>10.0%

    Core capital                        $11,044     9.7%         =>$4,565    =>4.0%          =>$6,848     => 6.0%

    Tangible capital                    $11,044     9.7%         =>$1,712    =>1.5%          =>$5,706     => 5.0%


                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE J - REGULATORY CAPITAL (continued)

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

    Core capital                        $ 9,765     8.2%         =>$4,766    =>4.0%          =>$7,150     => 6.0%

    Tangible capital                    $ 9,765     8.2%         =>$1,787    =>1.5%          =>$5,958     => 5.0%


    The Corporation's management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of management, such as increased interest rates or a downturn in the economy in the Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

                        Community Investors Bancorp, Inc.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 2001, 2000 and 1999


NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC.

    The following condensed financial statements summarize the financial position of Community Investors Bancorp, Inc. as of June 30, 2001 and 2000, and the results of its operations and its cash flows for the years ended June 30, 2001, 2000 and 1999.

                        Community Investors Bancorp, Inc.

                        STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)
         ASSETS                                                                        2001           2000
    Non interest-bearing deposits in First Federal Community
      Bank of Bucyrus                                                               $   185        $   834
    Loan receivable from ESOP                                                           287            347
    Investment in First Federal Community Bank of Bucyrus                            11,032          9,461
    Prepaid expenses and other                                                          200            204
                                                                                     ------         ------

         Total assets                                                               $11,704        $10,846
                                                                                     ======         ======

         LIABILITIES AND STOCKHOLDERS' EQUITY

    Accrued expenses and other liabilities                                          $    46        $    83

    Stockholders' equity
      Common stock and additional paid-in capital                                     7,273          7,208
      Retained earnings                                                               9,504          8,728
      Shares acquired by stock benefit plans                                           (312)          (461)
      Treasury shares - at cost                                                      (4,795)        (4,408)
      Unrealized losses on securities designated as available for sale,
        net of related tax benefits                                                     (12)          (304)
                                                                                     ------         ------
          Total stockholders' equity                                                 11,658         10,763
                                                                                     ------         ------

          Total liabilities and stockholders' equity                                $11,704        $10,846
                                                                                     ======         ======

                        Community Investors Bancorp, Inc.

                             STATEMENTS OF EARNINGS
                               Year ended June 30,
                                 (In thousands)
                                                                            2001            2000           1999
    Revenue
      Interest income                                                     $    9            $ 28         $   31
      Equity in earnings of First Federal Community
        Bank of Bucyrus                                                    1,168             770          1,046
                                                                           -----             ---          -----
          Total revenue                                                    1,177             798          1,077

    General, administrative and other expenses                               132             183            219
                                                                           -----             ---          -----

          Earnings before income tax credits                               1,045             615            858

    Federal income tax credits                                               (42)            (53)           (64)
                                                                           -----             ---          -----

          NET EARNINGS                                                    $1,087            $668         $  922
                                                                           =====             ===          =====

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC. (continued)

                        Community Investors Bancorp, Inc.

                            STATEMENTS OF CASH FLOWS
                               Year ended June 30,
                                 (In thousands)

                                                                                    2001            2000           1999
    Cash flows provided by (used in) operating activities:
      Net earnings for the year                                                   $1,087          $  668         $  922
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        Undistributed earnings of consolidated subsidiary                         (1,168)           (770)        (1,046)
        Amortization of stock benefit plan expense                                   103             114            153
        Increases (decreases) in cash due to changes in:
          Prepaid expenses and other assets                                            4             (53)           (75)
          Other liabilities                                                          (37)            (13)            (1)
          Other                                                                       -               13             (1)
                                                                                   -----           -----          -----
         Net cash used in operating activities                                       (11)            (41)           (48)

    Cash flows provided by investing activities:
      Repayments on ESOP loan                                                         60              56             51
      Capital contribution to subsidiary                                              -           (1,000)            -
                                                                                   -----           -----          -----
         Net cash provided by (used in) investing activities                          60            (944)            51

    Cash flows used in financing activities:
      Dividends on common stock                                                     (311)           (310)          (294)
      Purchase of treasury stock                                                    (387)           (219)          (638)
                                                                                   -----           -----          -----
         Net cash used in financing activities                                      (698)           (529)          (932)
                                                                                   -----           -----          -----

    Net decrease in cash and cash equivalents                                       (649)         (1,514)          (929)

    Cash and cash equivalents at beginning of year                                   834           2,348          3,277
                                                                                   -----           -----          -----

    Cash and cash equivalents at end of year                                      $  185          $  834         $2,348
                                                                                   =====           =====          =====

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC. (continued)

    The Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Bank to the Corporation. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net income for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation.


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

                        Community Investors Bancorp, Inc.

                          June 30, 2001, 2000 and 1999


NOTE L - STOCK OPTION PLAN (continued)

                                                                         2001            2000         1999
    Net earnings (In thousands)           As reported                  $1,087            $668         $922
                                                                        =====             ===          ===

                                            Pro-forma                  $1,060            $640         $894
                                                                        =====             ===          ===

    Earnings per share
      Basic                               As reported                    $.98            $.59         $.81
                                                                          ===             ===          ===

                                            Pro-forma                    $.95            $.56         $.78
                                                                          ===             ===          ===

      Diluted                             As reported                    $.96            $.58         $.78
                                                                          ===             ===          ===

                                            Pro-forma                    $.94            $.55         $.75
                                                                          ===             ===          ===

    A summary of the status of the Corporation's stock option plan as of June 30, 2001, 2000 and 1999, and changes during the periods ending on those dates is presented below:

                                                    2001                      2000                     1999
                                                       Weighted-                Weighted-                   Weighted-
                                                         average                  average                     average
                                                        exercise                 exercise                    exercise
                                             Shares        price       Shares       price         Shares        price
    Outstanding at beginning of year        114,824       $7.67       115,274       $7.67        117,074        $7.67
    Granted                                      -            -            -            -             -             -
    Exercised                                (1,800)       7.64            -            -           (540)        6.61
    Forfeited                                  (450)          -          (450)          -         (1,260)           -
                                            -------        ----       -------        ----        -------         ----

    Outstanding at end of year              112,574       $7.64       114,824       $7.67        115,274        $7.67
                                            =======        ====       =======        ====        =======         ====

    Options exercisable at year-end         102,787       $7.41        81,892       $7.34         59,198        $6.95
                                            =======        ====      ========        ====        =======         ====


    The following information applies to options outstanding at June 30, 2001:

    Number outstanding                                                  112,574
    Range of exercise prices                                     $6.61 - $10.83
    Weighted-average exercise price                                       $7.64
    Weighted-average remaining contractual life                       5.6 years


Board of Directors                                            Executive Officers
John W. Kennedy                                               John W. Kennedy
President and Chief Executive                                 President and Chief Executive
  Officer of First Federal                                    Officer
  Community Bank
                                                              Brian R. Buckley
Dale C. Hoyles                                                Vice President
Chairman of the Board, Retired
  Senior Vice President/Treasurer                             Phillip W. Gerber
  of Centurion Financial                                      Vice President

David M. Auck                                                 Robert W. Siegel
Vice Chairman of the Board                                    Assistant Vice President and Treasurer
  Co-owner Auck Dostal Agency
                                                              Assistant Vice Presidents
Philip E. Harris                                              Lynn A. Brewer
Manager, Distribution Logistics U.S.                          Jane A. Cremeans
  and Canada - The Timken Company                             Timothy G. Heydinger
                                                              Kimberly B. Roe
John D. Mizick
Certified Public Accountant                                   General Counsel
  Mizick, Miller & Company, Inc.                              Cory and Cory
                                                              221 S. Poplar Street
D. Brent Fissel                                               Bucyrus, Ohio  44820
Dentist
                                                              Special Legal Counsel
Michael  J. Romanoff                                          Elias, Matz, Tiernan & Herrick, LLP
Owner Romanoff Jewelers                                       734 15th Street, N.W., 12th Floor
  Co-owner Val-Castings, Inc.                                 Washington, DC  20005
  and Allure Designs, Inc.
                                                              Transfer Agent and Registrar
Honorary Directors                                            Registrar & Transfer Company
John T. Bridges                                               10 Commerce Drive
Retired Plant Manager -                                       Cranford, NJ  07016
  General Electric Company
                                                              Independent Auditors
Richard L. Cory                                               Grant Thornton LLP
Attorney at law - Cory and Cory                               Suite 900
                                                              625 Eden Park Drive
Herbert Kraft                                                 Cincinnati, Ohio  45202
Farmer and Retired Salesman -
  Moorman Feed Sales                                          Investment Banker & Financial Advisor
                                                              Keefe, Bruyette & Woods, Inc.
Thomas P. Moore                                               211 Bradenton
Retired President and General Manager -                       Dublin, Ohio  43017
  Brokensword Broadcasting Co.
                                                              Major Market Makers
                                                              Friedman, Billings, Ramsey & Company
                                                              Sweney, Cartwright & Company

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

South Branch - Cheryl Korner                     New Washington - Sharon Carman
Sandusky Avenue & Marion Road                    115 S. Kibler Street
Bucyrus, Ohio  44820                             New Washington, Ohio  44854

                            Automated Teller Machine
                                1661 Marion Road
                               Bucyrus, Ohio 44820


                              STOCKHOLDER SERVICES

Registrar and Transfer serves as primary transfer agent and as dividend disbursing agent for Community Investors Bancorp, Inc. shares. Communications regarding changes of address, transfer of shares, lost certificates and dividends should be sent to:

                         Registrar and Transfer Company
                                10 Commerce Drive
                               Cranford, NJ 07016

                                1 (800) 525-7686