Form 10KSB, Exhibit 13
period 2002-06-30
COMMUNITY INVESTORS BANCORP INC
filed 2002-09-30
CIK 930277

TABLE OF CONTENTS


President's Letter to Stockholders.....................................    2

The Business of Community Investors Bancorp, Inc. and Subsidiary.......    3

Market for Common Stock................................................    3

Selected Consolidated Financial Data...................................    5

Management's Discussion and Analysis of Financial Condition
  and Results of Operations............................................    7

Discussion of Financial Condition Changes from June 30, 2001 to
  June 30, 2002........................................................    8

Comparison of Results of Operations for Fiscal Years Ended
  June 30, 2002 and 2001...............................................    9

Comparison of Results of Operations for Fiscal Years Ended
  June 30, 2001 and 2000...............................................   10

Average Yield Analysis.................................................   13

Rate/Volume Table......................................................   14

Asset and Liability Management.........................................   15

Liquidity and Capital Resources........................................   17

Recent Accounting Pronouncements.......................................   18

Report of Independent Certified Public Accountants.....................   20

Consolidated Financial Statements......................................   21

Directors and Officers.................................................   49

Stockholder Services...................................................   50








                                     -----

Dear Stockholder:

We are very pleased to present our Annual Report to Stockholders covering the fiscal year ending June 30, 2002.

Community Investors Bancorp, Inc. successfully completed another record year during fiscal 2002. Earnings totaled $1.2 million, representing an increase of 11%, while diluted earnings per share totaled $1.09, which is an increase of 13.5% over last year. Mortgage loan demand was very good and we continue to be the major single-family lender in Crawford County. Our loan portfolio increased to $95.7 million, which represents an increase of 1.6%. Our savings grew to $85.7 million, up 6.9% for the year, while our assets grew to $119.8 million, an increase of 4.8%.

We have increased your dividend to $0.30, which represents growth of 7.1% over last year. Fiscal 2002 was also a year in which the stock price firmed up. Our book value, on June 30, 2002 was $11.17 and, for much of the past year, our stock has been selling below book. We believe CIBI stock represents an attractive buy at current price levels.

We look at each year as a challenge. This year we are probably going to experience, at least at the start, the lowest interest rates since I have been in the business. Our spreads will require close monitoring if we are to continue to maintain our current level of net interest income. The majority of our loans continue to be adjustable rate loans. We do realize that it will be most difficult for us to continue to keep the spreads at today's level but we will be doing everything we can to do so.

This is a year when we reached an agreement with the Commonwealth Financial Network. The Commonwealth representative is available to sell investments to our community. The key, in our opinion, is that the representative has twelve years of experience in the field, is a local person and he and his family enjoy the respect of many. The program has thus far enjoyed good and steady growth. We went into this program as another service to our customers and to non-customers in our community. Prior to this, we were sending people to our local competition for investment services.

Your Board is currently looking at several different options for expansion of the business and we hope that by the time of our Annual Meeting, we will be in a position to at least announce one of these initiatives. The Board continues to believe in First Federal Community Bank remaining a local community bank. We feel that a local community bank provides much promise for you, our stockholders.

Respectfully,


/s/John W. Kennedy

John W. Kennedy
President



                                     -----
                                       2

          BUSINESS OF COMMUNITY INVESTORS BANCORP, INC. AND SUBSIDIARY


General

Community Investors Bancorp, Inc. (the "Corporation") was organized in fiscal 1995 at the direction of the Board of Directors of First Federal Savings and Loan Association of Bucyrus. During fiscal 2001, the Association changed its name to First Federal Community Bank of Bucyrus ("First Federal" or the "Bank"). The Corporation was formed for the purpose of acquiring all of the common stock to be issued by the Bank upon its conversion from a federally-chartered mutual savings and loan to a federally-chartered stock Bank (the "Conversion"). Since completion of the Conversion on February 6, 1995, the Corporation has conducted business as a unitary savings and loan holding company. At June 30, 2002, the Corporation had $119.8 million of total assets, $107.5 million of total liabilities, including $85.7 million of deposits, and $12.3 million of stockholders' equity.

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


                             MARKET FOR COMMON STOCK


Shares of common stock of Community Investors Bancorp, Inc. are traded nationally under the symbol "CIBI" on the Nasdaq SmallCap Market System ("Nasdaq"). At September 7, 2002, the Corporation had 1,103,038 shares of common stock outstanding and 406 stockholders of record.

The following tables set forth the reported high and low sale prices of a share of the Corporation's common stock as reported by Nasdaq and cash dividends paid per share of common stock during the periods indicated.

















                                     -----
                                       3


                              Fiscal Year Ended June 30, 2002

Quarter Ended                          High                Low             Dividend
September 30, 2001                   $12.97              $9.15               $.075
December 31, 2001                     10.75               9.25                .075
March 31, 2002                        10.40               9.31                .075
June 30, 2002                         11.00               9.87                .075

                               Fiscal Year Ended June 30, 2001

Quarter Ended                          High                Low              Dividend

September 30, 2000                   $ 8.50              $7.87               $.070
December 31, 2000                      8.63               8.00                .070
March 31, 2001                         8.75               8.25                .070
June 30, 2001                          9.75               8.35                .070

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


















                                     -----
                                       4

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

                                                                       At June 30,
Selected Consolidated Financial
  Condition Data:                            2002           2001            2000           1999           1998
                                                                      (In thousands)
Total assets                             $119,790       $114,329        $119,034       $116,224       $102,535
Cash and cash equivalents                   7,551          3,393           2,313          3,497          2,793
Securities:
  Available for sale                       12,763         10,827          14,876         15,517          5,485
  Held to maturity                            586          2,942           4,382          4,577          8,554
Loans receivable - net                     95,669         94,207          94,366         89,922         83,574
Deposits                                   85,656         80,090          79,138         79,954         75,955
Federal Home Loan Bank advances            21,334         22,199          28,611         25,291         15,558
Stockholders' equity, restricted           12,324         11,658          10,763         10,417         10,343


                                                                     Year ended June 30,

Selected Consolidated Operating Data:            2002         2001            2000           1999         1998
                                                              (In thousands, except share data)
Total interest income                          $8,018       $8,840          $8,471         $8,189       $7,511
Total interest expense                          4,249        5,218           5,078          4,822        4,153
                                                -----        -----           -----          -----        -----

Net interest income                             3,769        3,622           3,393          3,367        3,358
Provision for losses on loans                     139           68             121             94          156
                                                -----        -----           -----          -----        -----
Net interest income after provision for
  losses on loans                               3,630        3,554           3,272          3,273        3,202

Other income                                      333          288             291            261          197
Loss on disposition of mobile home
  loan portfolio                                   -            -              364             -            -
General, administrative and other expense       2,141        2,204           2,198          2,147        2,076
                                                -----        -----           -----          -----        -----

Earnings before income taxes                    1,822        1,638           1,001          1,387        1,323
Federal income taxes                              616          551             333            465          444
                                                -----        -----           -----          -----        -----

Net earnings                                   $1,206       $1,087          $  668         $  922       $  879
                                                =====        =====           =====          =====        =====
Earnings per share
  Basic                                         $1.12         $.98            $.59           $.81         $.70
                                                 ====          ===             ===            ===          ===
  Diluted                                       $1.09         $.96            $.58           $.78         $.68
                                                 ====           ===            ===            ===          ===








                                     -----
                                       5

                                                                  At or for the year ended June 30,
Selected financial ratios and
  other data:  (1)                                      2002         2001         2000         1999         1998
Return on average assets                               1.05%          .93%         .56%         .81%         .90%
Return on average equity                              10.03          9.73         6.23         9.03         8.05
Average equity to average assets                      10.48          9.55         9.00         9.02        11.20
Interest rate spread (2)                               3.05          2.84         2.64         2.63         3.07
Net interest margin (2)                                3.38          3.19         2.94         3.02         3.54
Non-performing assets and troubled debt
  restructuring to total assets at end of period (3)    .52           .65          .45          .87          .64
Non-performing loans and troubled debt
  restructuring to total loans at end of period (3)     .66           .79          .49         1.07          .70
Average interest-earning assets to average
  interest-bearing liabilities                       108.73        107.69       106.93       109.01       110.58
Net interest income after provision for losses
  on loans and other income to total general,
  administrative and other expense (4)               185.10        174.32       162.10       164.60       163.73
General, administrative and other expense to
  average total assets                                 1.87          1.88         1.85         1.90         2.13
Dividend payout ratio                                 26.79         28.57        44.07        29.63        30.48
Book value per share                                 $11.17        $10.16        $9.02        $8.55        $8.17



(1) With the exception of end of period ratios, all ratios are based on average monthly balances during the periods.
(2) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3) Non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more, and non-performing assets consist of non-performing loans and real estate, mobile homes and other assets acquired by foreclosure or deed-in-lieu thereof.
(4) For the fiscal year ended June 30, 2000, excludes the loss on sale of the mobile home loan portfolio.





















                                     -----
                                       6

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

Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Corporation for the fiscal years ended June 30, 2002 and 2001. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere in this report.

Forward-Looking Statements

In the following pages, management presents an analysis of the Corporation's financial condition as of June 30, 2002, and the results of operations for the year ended June 30, 2002 as compared to prior periods. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertanties. Economic circumstances, the Corporation's operations and the Corporation's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Corporation's general market area.

Without limiting the foregoing, some of the forward-looking statements include the following:

         Management's establishment of an allowance for loan losses and its statements regarding the adequacy of such allowance for loan losses.

         Management's opinion as to the financial statement effect of certain recent accounting pronouncements.







                                     -----
                                       7

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Financial Condition Changes from June 30, 2001 to June 30, 2002

The Corporation's total assets amounted to $119.8 million as of June 30, 2002, an increase of $5.5 million, or 4.8%, over the $114.3 million total at June 30, 2001. The increase in assets, primarily attributable to a $4.2 million increase in cash and cash equivalents and a $1.5 million increase in net loans receivable, was funded primarily by a $5.6 million increase in deposits.

Cash and cash equivalents, investment securities and mortgage-backed securities totaled $20.9 million at June 30, 2002, an increase of $3.7 million, or 21.8%, over 2001 levels. Purchases of investment securities during fiscal 2002 totaling $7.6 million were partially offset by maturities and sales totaling $5.2 million and principal repayments of $2.9 million. Cash and cash equivalents increased by $4.2 million, or 122.5% year to year.

Loans receivable totaled $95.7 million at June 30, 2002, an increase of $1.5 million, or 1.6%, over June 30, 2001 levels. Loan disbursements during fiscal 2002 totaled $39.6 million, which were partially offset by principal repayments of $38.1 million. The volume of loan disbursements during fiscal 2002 represented a $20.9 million, or 111.6%, increase compared to the volume in fiscal 2001. The decrease in interest rates in the economy during the fiscal year caused an increase in loan demand during that period.

At June 30, 2002, the Corporation's allowance for loan losses totaled $558,000, which represented .57% of total loans and 90.1% of nonperforming loans. The allowance totaled $497,000 at June 30, 2001, which represented .52% of total loans and 71.5% of nonperforming loans at that date. Nonperforming loans totaled $619,000 and $695,000 at June 30, 2002 and 2001, respectively, which represented ..63% and .73% of total loans at those respective dates. At June 30, 2002, nonperforming loans were comprised of $420,000 of loans secured by one- to four-family residential real estate and $199,000 of consumer loans. Management believes nonperforming loans are adequately collateralized and that no additional losses are anticipated in excess of loss reserves allocated to such loans. Although management believes that its allowance for loan losses at June 30, 2002 was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's results of operations.

Deposits totaled $85.7 million at June 30, 2002, an increase of $5.6 million, or 6.9%, over the $80.1 million total reported at June 30, 2001. The increase in deposits was comprised of a $7.3 million increase in money market demand deposits, a $1.7 million increase in NOW accounts and a $3.3 million increase in passbook accounts, which were partially offset by a $6.7 million decrease in certificates of deposit. The overall increase in deposits was due primarily to management's continuing efforts to grow the deposit portfolio through marketing and pricing strategies.

Advances from the Federal Home Loan Bank totaled $21.3 million at June 30, 2002, a decrease of $865,000, or 3.9%, from June 30, 2001 levels. Advances were repaid using proceeds from the maturities of investment and mortgage-backed securities.

Stockholders' equity totaled $12.3 million at June 30, 2002, an increase of $666,000, or 5.7%, over June 30, 2001 levels. The increase resulted primarily from net earnings of $1.2 million and an $80,000 increase in the unrealized gains on available for sale securities, which were partially offset by purchases of treasury stock totaling $456,000 and dividend payments on common stock totaling $339,000.



                                     -----
                                       8

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended June 30, 2002 and 2001

General

The Corporation's net earnings totaled $1.2 million for the fiscal year ended June 30, 2002, an increase of $119,000, or 10.9%, over the $1.1 million of net earnings reported for fiscal 2001. Net interest income increased by $147,000, other income increased by $45,000 and general, administrative and other expense decreased by $63,000, which were partially offset by a $71,000 increase in the provision for losses on loans and a $65,000 increase in the provision for federal income taxes.

Net Interest Income

Total interest income for the fiscal year ended June 30, 2002, amounted to $8.0 million, a decrease of $822,000, or 9.3%, compared to fiscal 2001. This decrease was due primarily to a 59 basis point decrease in the average yield on interest-earning assets, to 7.20% for fiscal 2002 and a $2.1 million, or 1.8%, decrease in the average balance of interest-earning assets outstanding year to year. Interest income on loans decreased by $432,000, or 5.6%, due primarily to a 52 basis point decrease in the average yield year to year. Interest income on investment and mortgage-backed securities decreased by $348,000, or 31.3%, due primarily to a $3.9 million, or 21.4%, decline in the average portfolio balance outstanding and a 78 basis point decrease in the weighted-average yield year to year. Interest income on interest-bearing deposits decreased by $42,000, or 56.0%, due to a 463 basis point decrease in yield, partially offset by a $1.0 million, or 84.6%, increase in the average balance outstanding.

Interest expense on deposits totaled $2.9 million for the fiscal year ended June 30, 2002, a decrease of $708,000, or 19.5%, primarily due to a 92 basis point decrease in the average cost of deposits, which was partially offset by an $848,000, or 1.1%, increase in the weighted-average balance of deposits outstanding. Interest expense on borrowings decreased by $261,000, or 16.4%, during fiscal 2002, due primarily to an 11 basis point decrease in the average cost of borrowings, to 6.19% in fiscal 2002, coupled with a $3.8 million, or 14.9%, decrease in the weighted-average balance of advances from the Federal Home Loan Bank outstanding year to year. Decreases in the yields on interest-earning assets and costs of interest-bearing liabilities were due primarily to the overall decrease in interest rates in the economy during 2001. This low interest rate environment continued through the first six months of 2002.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $147,000, or 4.1%, to a total of $3.8 million for the fiscal year ended June 30, 2002. The interest rate spread amounted to 3.05% in fiscal 2002, compared to 2.84% in fiscal 2001, while the net interest margin totaled 3.38% in fiscal 2002, as compared to 3.19% in fiscal 2001.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio. As a result of such analysis, management recorded a $139,000 provision for losses on loans during the fiscal year ended June 30, 2002, compared to the $68,000 provision recorded in fiscal 2001. The fiscal 2002 provision was predicated upon the overall growth in the loan portfolio, coupled with an increase in the level of nonperforming loans and loans charged-off during fiscal 2002.



                                     -----
                                       9

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended June 30, 2002 and 2001 (continued)

Other Income

Other income totaled $333,000 for the fiscal year ended June 30, 2002, an increase of $45,000, or 15.6%, compared to fiscal 2001. Other operating income increased by $37,000, or 12.2%, primarily due to increased service fees on loans and deposit accounts and transactions, while the loss on sale of property acquired in settlement of loans decreased by $8,000 year to year.

General, Administrative and Other Expense

General, administrative and other expense totaled $2.1 million for the fiscal year ended June 30, 2002, a decrease of $63,000, or 2.9%, compared to fiscal 2001. This decrease was due primarily to a $92,000, or 7.8%, decrease in employee compensation and benefits, which was partially offset by a $24,000, or 5.2%, increase in other operating expense. The decrease in employee compensation and benefits was due primarily to a decrease in expense related to stock benefit plans and an increase in deferred loan origination costs. This increase is reflective of the $20.9 million increase in loans originated year to year. The increase in other operating expense was primarily due to data system conversion costs of approximately $10,000 incurred during the fiscal year. This conversion is being undertaken to provide additional benefits to customers, including the capability to provide new products and services, as well as to facilitate the Corporation's future growth. The conversion will take place in September 2002 and management anticipates expense related to the conversion not to exceed $30,000 in fiscal 2003 and a capital expenditure of approximately $150,000. The remaining $14,000, or 3.0%, increase in other operating expense was due to pro rata increases in operating costs related to the Corporation's overall growth year to year.

Federal Income Taxes

The provision for federal income taxes increased by $65,000, or 11.8%, for the fiscal year ended June 30, 2002, compared to fiscal 2001. The increase resulted primarily from a $184,000, or 11.2%, increase in net earnings before taxes. The effective tax rates were 33.8% and 33.6% for the fiscal years ended June 30, 2002 and 2001, respectively.


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




                                      -----
                                       10

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

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio. As a result of such analysis, management recorded a $68,000 provision for losses on loans during the fiscal year ended June 30, 2001, compared to the $121,000 provision recorded in fiscal 2000. The fiscal 2001 provision was predicated upon the overall growth in the loan portfolio, coupled with an increase in the level of nonperforming loans.

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



                                      -----
                                       11

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
































                                      -----
                                       12

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

                                                                        Year ended June 30,
                                              2002                              2001                        2000
                                 Average    Interest               Average    Interest            Average   Interest
                               outstanding  earned/     Yield/   outstanding   earned/  Yield/  outstanding  earned/   Yield/
                                 balance     paid       rate       balance      paid    rate      balance     paid      rate
Interest-earning assets:
  Loans receivable              $ 94,841    $7,221       7.61%    $ 94,089    $7,653     8.13%    $ 93,277   $7,115    7.63%
  Investment securities           14,244       764       5.36       18,121     1,112     6.14       21,391    1,313    6.14
  Other interest-earning
    assets (1)                     2,278        33       1.45        1,234        75     6.08          758       43    5.67
                                 -------     -----       ----      -------     -----     ----      -------    -----    ----
     Total interest-earning
       assets                    111,363     8,018       7.20      113,444     8,840     7.79      115,426    8,471    7.34

Non-interest-earning assets        3,405                             3,500                           3,706
                                 -------                           -------                         -------

     Total assets               $114,768                          $116,944                        $119,132
                                 =======                           =======                         =======

Interest-bearing liabilities:
  Deposits                      $ 80,884     2,916       3.61     $ 80,036     3,624     4.53     $ 80,862    3,495    4.32
  FHLB advances                   21,541     1,333       6.19       25,305     1,594     6.30       27,086    1,583    5.84
                                 -------     -----       ----      -------     -----     ----      -------    -----    ----
     Total interest-bearing
       liabilities               102,425     4,249       4.15      105,341     5,218     4.95      107,948    5,078    4.70
                                             -----       ----                  -----     ----                 -----    ----

Non-interest-bearing
  liabilities                        318                               438                             468
                                 -------                           -------                         -------

     Total liabilities           102,743                           105,779                         108,416

Stockholders' equity              12,025                            11,165                          10,716
                                 -------                           -------                         -------

     Total liabilities and
       stockholders' equity     $114,768                          $116,944                        $119,132
                                 =======                           =======                         =======

Net interest income/interest
  rate spread                               $3,769       3.05%                $3,622     2.84%               $3,393    2.64%
                                             =====       ====                  =====     ====                 =====    ====

Net interest margin (2)                                  3.38%                           3.19%                         2.94%
                                                         ====                            ====                          ====

Ratio of interest-earning assets
  to interest-bearing liabilities                      108.73%                         107.69%                       106.93%
                                                       ======                          ======                        ======

(1)  Comprised principally of interest-bearing deposits.
(2)  Net interest income divided by average interest-earning assets.


                                      -----
                                       13

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

                                                                       Year ended June 30,
                                                        2002 vs. 2001                        2001 vs. 2000
                                                  Increase                              Increase
                                                 (decrease)          Total             (decrease)        Total
                                                   due to          increase/             due to        increase/
                                                Rate     Volume   (decrease)        Rate     Volume   (decrease)
                                                                          (In thousands)
Interest-earning assets:
  Loans                                        $(494)     $  62        $(432)       $476       $ 62         $538
  Investment securities                         (130)      (218)        (348)         -        (201)        (201)
  Interest-earning deposits and other            (80)        38          (42)          3         29           32
                                                ----       ----         ----         ---        ---          ---
     Total interest-earning  assets             (704)      (118)        (822)        479       (110)         369
                                                ----       ----                      ---        ---

Interest-bearing liabilities:
  Deposits                                     $(747)     $  39         (708)       $165       $(36)         129
  Advances from Federal Home Loan Bank           (27)      (234)        (261)        119       (108)          11
                                                ----       ----         ----         ---       ----          ---
     Total interest-bearing liabilities         (774)      (195)        (969)        284       (144)         140
                                                ----       ----         ----         ---        ---          ---

Increase in net interest income                                        $ 147                                $229
                                                                        ====                                 ===



































                                      -----
                                       14

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

Although the Corporation emphasizes the origination of single-family residential ARMs, originations of such loans have been difficult due to the preference of the Corporation's customers for fixed-rate residential mortgage loans in the predominantly low interest rate environment that has prevailed for the past five years. Despite this preference for fixed-rate originations, as a consequence of management's continuing efforts, $47.1 million, or 59.5%, of the Corporation's portfolio of one-to-four family residential mortgage loans consisted of ARMs at June 30, 2002. In addition, at June 30, 2002, another $8.9 million, or 46.1%, of the Corporation's portfolio of loans other than one- to four-family residential real estate consisted of loans with adjustable interest rates.

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








                                      -----
                                       15

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

At June 30, 2002, 2% of the present value of First Federal's assets was approximately $2.5 million. Because the interest rate risk of a 200 basis point increase in market interest rates exceeded $2.5 million at June 30, 2002, First Federal would have been required to reduce its capital by approximately $180,000 (50% of the $360,000 difference) in determining whether First Federal met its risk-based capital requirement. Regardless of such reduction, however, First Federal's risk-based capital would still have exceeded the regulatory requirement by approximately $6.6 million.

The tables below show the increase and decrease of NPV under different interest rate scenarios at June 30, 2002 and 2001. Decreases of greater than 100 basis points are not presented at June 30, 2002, due to the low interest rate environment in existence at that date.

                                                    June 30, 2002

                                                       Estimated
Change in                                               NPV as a
Interest Rates                   Estimated            Percentage                  Amount
(basis points)                         NPV             of Assets               of Change               Percent
                                                 (Dollars in thousands)
+300                               $11,393              9.60%                    $(4,634)               (29)%
+200                                13,187             10.91                      (2,840)               (18)
+100                                14,713             11.98                      (1,314)                 (8)
   -                                16,027             12.87                          -                   -
-100                                16,716             13.30                         689                    4











                                      -----
                                       16

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


                         LIQUIDITY AND CAPITAL RESOURCES

The Corporation's primary sources of funds are deposits, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities and funds provided by operations. While scheduled loan and investment securities repayments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the movement of interest rates in general, economic conditions and competition. The Corporation manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable. In addition, the Corporation invests excess funds in FHLB overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Corporation has been able to generate enough cash through the retail deposit market, its traditional funding






                                      -----
                                       17
source, to offset the cash utilized in investing activities. As an additional source of funds, the Bank may borrow from the FHLB of Cincinnati and has access to the Federal Reserve Bank discount window. The Bank has borrowed from the FHLB of Cincinnati as part of its asset/liability management strategy to match payments on the advances to the stream of income from its recently originated fixed rate one-to-four family residential loan portfolio and its investment in U.S. government agency bonds. As of June 30, 2002, the Bank had $21.3 million of advances outstanding.

Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as FHLB of Cincinnati overnight deposits. On a longer term basis, the Corporation maintains a strategy of investing in various investment securities and lending products. At June 30, 2002, the total approved mortgage-loan commitments outstanding amounted to $608,000. At the same date, the Corporation had maximum exposure for loan commitments under undisbursed loans in process and unused lines of credit totaling $4.5 million. In the opinion of management, all loan commitments had interest rates which equaled or exceeded market interest rates as of June 30, 2002, and will be funded from existing excess liquidity and normal cash flow from operations.

During fiscal 2002, the Corporation had positive cash flows from operating activities and financing activities and negative cash flows from investing activities, which resulted in a net increase in cash and cash equivalents for the year totaling $4.2 million.

During fiscal 2001, the Corporation had positive cash flows from operating activities and investing activities and negative cash flows from financing activities, which resulted in a net increase in cash and cash equivalents for the year totaling $1.1 million.

Operating activities provided cash during fiscal 2002 as net interest income exceeded general and administrative expenses. Cash flows from investing activities decreased primarily as a result of loan originations and purchases of investment securities exceeding loan repayments and securities maturities. Cash flows from financing activities increased during fiscal 2002 primarily due to growth in deposits.


                        RECENT ACCOUNTING PRONOUNCEMENTS


In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Management adopted SFAS No. 142 effective July 1, 2002, as required, without material effect on the Corporation's financial position or results of operations.












                                      -----
                                       18

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective July 1, 2002, as required, without material effect on the Corporation's financial condition or results of operations.






































                                      -----
                                       19

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Community Investors Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Community Investors Bancorp, Inc. as of June 30, 2002 and 2001, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Investors Bancorp, Inc. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/GRANT THORNTON LLP

Cincinnati, Ohio
July 26, 2002













                                      -----
                                       20

                        COMMUNITY INVESTORS BANCORP, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             June 30, 2002 and 2001
                        (In thousands, except share data)


         ASSETS                                                                          2002               2001
Cash and due from banks                                                              $  1,262           $  2,506
Interest-bearing deposits in other financial institutions                               6,289                887
                                                                                      -------            -------
         Cash and cash equivalents                                                      7,551              3,393

Investment securities available for sale - at market                                    8,566              3,858
Investment securities held to maturity - at amortized cost, approximate market
  value of $91 and $2,348 as of June 30, 2002 and 2001, respectively                       89              2,334
Mortgage-backed securities available for sale - at market                               4,197              6,969
Mortgage-backed securities held to maturity - at amortized cost, approximate market
  value of $492 and $601 as of June 30, 2002 and 2001, respectively                       497                608
Loans receivable - net                                                                 95,669             94,207
Property acquired in settlement of loans - net                                             -                   8
Office premises and equipment - at depreciated cost                                       730                686
Federal Home Loan Bank stock - at cost                                                  1,710              1,621
Accrued interest receivable on loans                                                      175                 98
Accrued interest receivable on mortgage-backed securities                                  24                 41
Accrued interest receivable on investments and interest-bearing deposits                  107                 68
Prepaid expenses and other assets                                                         223                233
Prepaid federal income taxes                                                              252                205
                                                                                      -------            -------

         Total assets                                                                $119,790           $114,329
                                                                                      =======            =======

         LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                             $ 85,656           $ 80,090
Advances from the Federal Home Loan Bank                                               21,334             22,199
Advances by borrowers for taxes and insurance                                              70                 32
Accrued interest payable                                                                  168                196
Other liabilities                                                                         124                130
Deferred federal income taxes                                                             114                 24
                                                                                      -------            -------
         Total liabilities                                                            107,466            102,671

Commitments                                                                                -                  -

Stockholders' equity
  Preferred stock, 1,000,000 shares of no par value authorized,
    no shares issued                                                                       -                  -
  Common stock, 4,000,000 shares authorized, $.01 par value; 1,660,850
    shares issued                                                                          17                 17
  Additional paid-in capital                                                            7,310              7,256
  Retained earnings, restricted                                                        10,371              9,504
  Shares acquired by stock benefit plans                                                 (208)              (312)
  Less 557,812 and 513,512 shares of treasury stock at June 30, 2002
    and 2001, respectively - at cost                                                   (5,234)            (4,795)
  Accumulated other comprehensive income (loss) - unrealized gains (losses)
    on securities designated as available for sale, net of related tax effects             68                (12)
                                                                                      -------            -------
         Total stockholders' equity                                                    12,324             11,658
                                                                                      -------            -------

         Total liabilities and stockholders' equity                                  $119,790           $114,329
                                                                                      =======            =======



The accompanying notes are an integral part of these statements.

                                      -----
                                       21

                        COMMUNITY INVESTORS BANCORP, INC.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                 For the year ended June 30, 2002, 2001 and 2000
                        (In thousands, except share data)

                                                                         2002              2001             2000
Interest income
  Loans                                                                $7,221            $7,653           $7,115
  Mortgage-backed securities                                              344               530              641
  Investment securities                                                   420               582              672
  Interest-bearing deposits and other                                      33                75               43
                                                                        -----             -----            -----
         Total interest income                                          8,018             8,840            8,471

Interest expense
  Deposits                                                              2,916             3,624            3,495
  Borrowings                                                            1,333             1,594            1,583
                                                                        -----             -----            -----
         Total interest expense                                         4,249             5,218            5,078
                                                                        -----             -----            -----

         Net interest income                                            3,769             3,622            3,393

Provision for losses on loans                                             139                68              121
                                                                        -----             -----            -----

         Net interest income after provision
           for losses on loans                                          3,630             3,554            3,272

Other income (loss)
  Loss on disposition of mobile home loan portfolio                        -                 -              (364)
  Gain (loss) on sale of property acquired in settlement of loans          (8)              (16)               8
  Other operating                                                         341               304              283
                                                                        -----             -----            -----
         Total other income (loss)                                        333               288              (73)

General, administrative and other expense
  Employee compensation and benefits                                    1,080             1,172            1,187
  Occupancy and equipment                                                 159               150              141
  Federal deposit insurance premiums                                       14                16               32
  Franchise taxes                                                         139               142              124
  Expenses of property acquired in settlement of loans                      4                 5               39
  Data processing                                                         259               257              241
  Other operating                                                         486               462              434
                                                                        -----             -----            -----
         Total general, administrative and other expense                2,141             2,204            2,198
                                                                        -----             -----            -----

         Earnings before income taxes                                   1,822             1,638            1,001

Federal income taxes
  Current                                                                 568               509              267
  Deferred                                                                 48                42               66
                                                                        -----             -----            -----
         Total federal income taxes                                       616               551              333
                                                                        -----             -----            -----

         NET EARNINGS                                                  $1,206            $1,087           $  668
                                                                        =====             =====            =====

         EARNINGS PER SHARE
           Basic                                                        $1.12              $.98             $.59
                                                                         ====               ===              ===

           Diluted                                                      $1.09              $.96             $.58
                                                                         ====               ===              ===

The accompanying notes are an integral part of these statements.

                                      -----
                                       22

                        COMMUNITY INVESTORS BANCORP, INC.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                 For the year ended June 30, 2002, 2001 and 2000
                                 (In thousands)


                                                                              2002           2001           2000
Net earnings                                                                $1,206         $1,087          $ 668

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during the period,
    net of tax of $41, $150 and $(25) during the respective periods             80            292            (49)
                                                                             -----          -----           ----

Comprehensive income                                                        $1,286         $1,379          $ 619
                                                                             =====          =====           ====

Accumulated comprehensive income (loss)                                     $   68         $  (12)         $(304)
                                                                             =====          =====           ====



































The accompanying notes are an integral part of these statements.

                                      -----
                                       23

                        COMMUNITY INVESTORS BANCORP, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                For the years ended June 30, 2002, 2001 and 2000
                        (In thousands, except share data)
                                                                                                         Unrealized
                                                                                                              gains
                                                                                    Shares              (losses) on
                                                                                  acquired               securities
                                                           Additional             by stock               designated
                                                   Common     paid-in  Retained    benefit   Treasury  as available
                                                    stock     capital  earnings      plans     shares      for sale        Total
Balance at July 1, 1999                              $ 17      $7,084   $ 8,370      $(610)   $(4,189)        $(255)     $10,417

Purchase of treasury shares, at cost                   -           -         -          -        (219)           -          (219)
Amortization of stock benefit plan expense             -          107        -         149         -             -           256
Net earnings for the year ended June 30, 2000          -           -        668         -          -             -           668
Cash dividends of $.26 per share                       -           -       (310)        -          -             -          (310)
Unrealized losses on securities designated as
  available for sale, net of related tax benefits      -           -         -          -          -            (49)         (49)
                                                      ---       -----    ------       ----     ------          ----       ------

Balance at June 30, 2000                               17       7,191     8,728       (461)    (4,408)         (304)      10,763

Exercise of stock options                              -           (5)       -          -          17            -            12
Purchase of treasury shares, at cost                   -           -         -          -        (404)           -          (404)
Amortization of stock benefit plan expense             -           70        -         149         -             -           219
Net earnings for the year ended June 30, 2001          -           -      1,087         -          -             -         1,087
Cash dividends of $.28 per share                       -           -       (311)        -          -             -          (311)
Unrealized gains on securities designated as
  available for sale, net of related tax benefits      -           -         -          -          -            292          292
                                                      ---       -----    ------       ----     ------          ----       ------

Balance at June 30, 2001                               17       7,256     9,504       (312)    (4,795)          (12)      11,658

Exercise of stock options                              -           (3)       -          -          17            -            14
Purchase of treasury shares, at cost                   -           -         -          -        (456)           -          (456)
Amortization of stock benefit plan expense             -           57        -         104         -             -           161
Net earnings for the year ended June 30, 2002          -           -      1,206         -          -             -         1,206
Cash dividends of $.30 per share                       -           -       (339)        -          -             -          (339)
Unrealized gains on securities designated as
  available for sale, net of related tax effects       -           -         -          -          -             80           80
                                                      ---       -----    ------       ----     ------          ----       ------

Balance at June 30, 2002                             $ 17      $7,310   $10,371      $(208)   $(5,234)        $  68      $12,324
                                                      ===       =====    ======       ====     ======          ====       ======


The accompanying notes are an integral part of these statements.

                                      -----
                                       24

                        COMMUNITY INVESTORS BANCORP, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the year ended June 30, 2002, 2001 and 2000
                                 (In thousands)


                                                                              2002           2001           2000
Cash flows from operating activities:
  Net earnings for the year                                                $ 1,206        $ 1,087        $   668
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of discounts and premiums on investments
      and mortgage-backed securities - net                                      15             36              9
    Amortization of deferred loan origination fees                            (123)           (77)           (59)
    Depreciation and amortization                                               72             67             52
    Provision for losses on loans                                              139             68            121
    Amortization of stock benefit plan expense                                 161            219            256
    Loss on disposition of mobile home loan portfolio                           -              -             364
    Proceeds from disposition of mobile home loan portfolio                     -              -             835
    (Gain) loss on sale of property acquired in settlement of loans              8             16             (8)
    Federal Home Loan Bank stock dividends                                     (89)          (114)          (102)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                     (77)           (12)           (21)
      Accrued interest receivable on mortgage-backed securities                 17             11             17
      Accrued interest receivable on investments and
        interest-bearing deposits                                              (39)            50            (32)
      Prepaid expenses and other assets                                         10            (57)           (43)
      Accrued interest payable                                                 (28)          (133)           (40)
      Other liabilities                                                         (6)           (58)            (4)
      Federal income taxes
        Current                                                                (47)            30           (212)
        Deferred                                                                48             42             66
                                                                            ------         ------         ------
         Net cash provided by operating activities                           1,267          1,175          1,867

Cash flows provided by (used in) investing activities:
  Proceeds from maturity of investment securities                            4,899          5,794            135
  Proceeds from sale of investment securities designated as
    available-for-sale                                                         300             -              -
  Purchase of investment securities designated as available for sale        (7,591)        (2,440)        (2,000)
  Purchase of investment securities designated as held to maturity              -              -             (55)
  Principal repayments on mortgage-backed securities                         2,919          2,541          2,663
  Loan principal repayments                                                 38,054         18,856         18,013
  Loan disbursements                                                       (39,587)       (18,709)       (23,983)
  Purchase of office premises and equipment                                   (116)           (61)           (34)
  Proceeds from sale of property acquired in settlement of loans                55             60            273
  Purchase of Federal Home Loan Bank stock                                      -              -             (42)
                                                                            ------         ------         ------
         Net cash provided by (used in) investing activities                (1,067)         6,041         (5,030)
                                                                            ------         ------         ------

         Net cash provided by (used in) operating and investing activities
           (subtotal carried forward)                                          200          7,216         (3,163)
                                                                            ------         ------         ------


                                      -----
                                       25

                       COMMUNITY INVESTORS BANCORP, INC.

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                 For the year ended June 30, 2002, 2001 and 2000
                                 (In thousands)


                                                                              2002           2001           2000
         Net cash provided by (used in) operating and investing activities
           (subtotal brought forward)                                       $  200        $ 7,216        $(3,163)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts                                5,566            952           (816)
  Proceeds from Federal Home Loan Bank advances                              1,500         10,164         59,250
  Repayment of Federal Home Loan Bank advances                              (2,365)       (16,576)       (55,930)
  Advances by borrowers for taxes and insurance                                 38             27              4
  Proceeds from exercise of stock options                                       14             12             -
  Purchase of treasury stock                                                  (456)          (404)          (219)
  Dividends on common stock                                                   (339)          (311)          (310)
                                                                             -----         ------         ------
         Net cash provided by (used in) financing activities                 3,958         (6,136)         1,979
                                                                             -----         ------         ------

Net increase (decrease) in cash and cash equivalents                         4,158          1,080         (1,184)

Cash and cash equivalents at beginning of year                               3,393          2,313          3,497
                                                                             -----         ------         ------

Cash and cash equivalents at end of year                                    $7,551        $ 3,393        $ 2,313
                                                                             =====         ======         ======


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                    $  603        $   517        $   479
                                                                             =====         ======         ======

    Interest on deposits and borrowings                                     $4,277        $ 5,351        $ 5,118
                                                                             =====         ======         ======

Supplemental disclosure of noncash investing activities:
  Transfers from loans to property acquired in settlement of loans          $   55        $    21        $   345
                                                                             =====         ======         ======

  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax benefits                                   $   80        $   292        $   (49)
                                                                             =====         ======         ======

  Transfers of investment securities from held to maturity to an
    available for sale classification                                       $  807        $    -         $    -
                                                                             =====         ======         ======

The accompanying notes are an integral part of these statements.

                                      -----
                                       26

                        COMMUNITY INVESTORS BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 2002, 2001 and 2000


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Community Investors Bancorp, Inc. (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of First Federal Community Bank of Bucyrus (the "Bank"). The Bank conducts a general banking business in northern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

    3.  Loans Receivable

    Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based


                                      -----
                                       27

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    3.  Loans Receivable (continued)

    on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

    4.  Loan Origination Fees

    The Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

    5.  Allowance for Loan Losses

    It is the Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in its primary lending areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Bank records a loan valuation allowance equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

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



                                      -----
                                       28

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


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

    At June 30, 2002 and 2001, the Bank had no loans that would be defined as impaired under SFAS No. 114.

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

    8.  Federal Income Taxes

    The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.




                                      -----
                                       29

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


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

    9.  Benefit Plans

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense recognized related to the ESOP totaled approximately $136,000, $115,000 and $117,000 for the fiscal years ended June 30, 2002, 2001 and 2000, respectively.

    The Corporation also has a Management Recognition Plan ("MRP"). During fiscal 1996, the MRP purchased 66,430 shares of the Corporation's common stock in the open market. As of June 30, 2002, the Corporation had awarded 64,325 shares under the MRP, leaving 2,105 shares available for allocation at June 30, 2002. Common stock awarded under the MRP vests ratably over a five year period, commencing with the date of award. At June 30, 2002, the Corporation had distributed 61,392 cumulative shares, leaving 2,933 awarded shares, which are scheduled to vest through fiscal 2005. A provision of $39,000, $72,000 and $114,000 related to the MRP was charged to expense for the fiscal years ended June 30, 2002, 2001 and 2000, respectively.

    10.  Earnings Per Share

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the period less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding gives effect to a reduction for 45,737, 59,173 and 72,591 weighted-average unallocated shares held by the ESOP for the fiscal years ended June 30, 2002, 2001 and 2000, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations were as follows:

                                                    2002             2001              2000
    Weighted-average common shares
      outstanding (basic)                        1,076,945         1,113,043        1,136,989
    Dilutive effect of  assumed exercise
      of stock options                              28,800            16,685           18,495
                                                 ---------         ---------        ---------
    Weighted-average common shares
      outstanding (diluted)                      1,105,745         1,129,728        1,155,484
                                                 =========         =========        =========

                                      -----
                                       30

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  Earnings Per Share (continued)

    Options to purchase 18,621, 19,071 and 19,521 shares of common stock with a respective weighted-average exercise price of $10.71, $10.72 and $10.72 were outstanding at June 30, 2002, 2001 and 2000, respectively, but were excluded from the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares.

    11.  Fair Value of Financial Instruments

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2002 and 2001:

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


                                      -----
                                       31

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


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

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 2002 and 2001 was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:

                                                                      2002                          2001
                                                             Carrying         Fair       Carrying         Fair
                                                                value        value          value        value
                                                                                (In thousands)
    Financial assets
      Cash and cash equivalents                              $  7,551     $  7,551       $  3,393     $  3,393
      Investment securities                                     8,655        8,657          6,192        6,206
      Mortgage-backed securities                                4,694        4,689          7,577        7,570
      Loans receivable                                         95,669       97,300         94,207       93,652
      Federal Home Loan Bank stock                              1,710        1,710          1,621        1,621
                                                              -------      -------        -------      -------

                                                             $118,279     $119,907       $112,990     $112,442
                                                              =======      =======        =======      =======

    Financial liabilities
      Deposits                                               $ 85,656     $ 85,973       $ 80,090     $ 80,674
      Advances from the Federal Home Loan Bank                 21,334       21,895         22,199       22,782
      Advances by borrowers for taxes and insurance                70           70             32           32
                                                              -------      -------        -------      -------

                                                             $107,060     $107,938       $102,321     $103,488
                                                              =======      =======        =======      =======




                                      -----
                                       32

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Advertising

    Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $72,000, $68,000 and $63,000 for the fiscal years ended June 30, 2002, 2001 and 2000, respectively.

    13.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

    14.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 2002 consolidated financial statement presentation.


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    Carrying values and estimated fair values of investment securities held to maturity at June 30 are summarized as follows:

                                                           2002                                 2001
                                                                Estimated                            Estimated
                                                    Carrying         fair            Carrying             fair
                                                       value        value               value            value
                                                                         (In thousands)
    U. S. Government and
      agency obligations                                $ 34         $ 36              $1,438           $1,453
    Corporate debt obligations                            -            -                  510              511
    Municipal obligations                                 55           55                 386              384
                                                         ---          ---               -----            -----

                                                        $ 89         $ 91              $2,334           $2,348
                                                         ===          ===               =====            =====

    At June 30, 2002, the fair value of the Corporation's investment securities exceeded the cost carrying value by $2,000, comprised solely of gross unrealized gains. At June 30, 2001, the fair value of the Corporation's investment securities exceeded the cost carrying value by $14,000, comprised of $19,000 in gross unrealized gains and $5,000 in gross unrealized losses.




                                      -----
                                       33

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities designated as available for sale at June 30 are summarized as follows:

                                                                            2002
                                                                      Gross             Gross        Estimated
                                                 Amortized       unrealized        unrealized             fair
                                                      cost            gains            losses            value
                                                                         (In thousands)
    U.S. Government
      agency obligations                            $5,447             $ 33              $ 19           $5,461
    Mutual funds                                       487               -                 16              471
    Corporate debt securities                        2,551               23                -             2,574
    Corporate equity securities                         49               11                -                60
                                                     -----              ---               ---            -----

                                                    $8,534             $ 67              $ 35           $8,566
                                                     =====              ===               ===            =====

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
                                                     =====              ===               ===            =====

    The amortized cost and estimated fair value of investment securities designated as held to maturity, by contractual term to maturity, at June 30 are shown below:

                                                                  2002                           2001
                                                                    Estimated                        Estimated
                                                     Amortized           fair         Amortized           fair
                                                          cost          value              cost          value
                                                                            (In thousands)
    Due in three years or less                            $ -            $ -             $1,870         $1,887
    Due after three years through
      five years                                            -              -                379            377
    Due after five years                                    89             91                85             84
                                                           ---            ---             -----          -----

                                                          $ 89           $ 91            $2,334         $2,348
                                                           ===            ===             =====          =====



                                      -----
                                       34

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost and estimated fair value of U.S. Government agency securities and corporate debt securities designated as available for sale at June 30, by contractual terms to maturity, are shown below:

                                                                  2002                           2001
                                                                    Estimated                        Estimated
                                                     Amortized           fair         Amortized           fair
                                                          cost          value              cost          value
                                                                            (In thousands)
    Due in three years or less                          $1,000         $1,015            $   -          $   -
    Due after three years through
      five years                                         3,051          3,076             1,449          1,453
    Due after five years                                 3,947          3,944             1,939          1,921
                                                         -----          -----             -----          -----

                                                        $7,998         $8,035            $3,388         $3,374
                                                         =====          =====             =====          =====


    At June 30, 2002 and 2001, investment securities with an aggregate book value of $8.4 million and $1.8 million, respectively, were pledged as collateral for public deposits.

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 2002 and 2001 are summarized as follows:

                                                                                 2002
                                                                        Gross             Gross      Estimated
                                                  Amortized        unrealized        unrealized           fair
                                                       cost             gains            losses          value
    Available for sale:                                                     (In thousands)
      Federal Home Loan Bank
        participation certificates                   $   94              $  1              $ -          $   95
      Government National Mortgage
        Association participation certificates        1,775                 5                -           1,780
      Federal National Mortgage Association
        participation certificates                    2,256                66                -           2,322
                                                      -----               ---               ---          -----
         Total mortgage-backed
           securities available for sale              4,125                72                -           4,197

    Held to maturity:
      Federal Home Loan Mortgage
        Corporation participation certificates          370                 3                12            361
      Government National Mortgage Association
        participation certificates                      127                 4                -             131
                                                      -----               ---               ---          -----
         Total mortgage-backed
           securities held to maturity                  497                 7                12            492
                                                      -----               ---               ---          -----

         Total mortgage-backed securities            $4,622              $ 79              $ 12         $4,689
                                                      =====               ===               ===          =====

                                      -----
                                       35

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

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

                                                                              June 30,
                                                                     2002                2001
                                                                           (In thousands)
    Due within three years                                         $1,881              $   -
    Due in five to ten years                                           -                3,078
    Due in ten to twenty years                                        469                  -
    Due after twenty years                                          1,775               3,876
                                                                    -----               -----

                                                                   $4,125              $6,954
                                                                    =====               =====



                                      -----
                                       36

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities designated as held to maturity, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                              June 30,
                                                                     2002                2001
                                                                           (In thousands)
    Due in five to ten years                                         $ 27                $ 47
    Due in ten to twenty years                                          2                 398
    Due after twenty years                                            468                 163
                                                                      ---                 ---

                                                                     $497                $608
                                                                      ===                 ===


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is as follows:

                                                                 2002                2001
                                                                       (In thousands)
    Residential real estate
      One-to-four family                                      $79,248             $74,114
      Multi-family                                                898               1,152
      Construction                                              1,974                 767
    Nonresidential real estate and land                         6,615               8,333
    Mobile home loans                                              50                  57
    Consumer and other                                          9,675              11,292
                                                               ------              ------
                                                               98,460              95,715
    Less:
      Undisbursed portion of loans in process                   1,940                 714
      Deferred loan origination fees                              293                 297
      Allowance for loan losses                                   558                 497
                                                               ------              ------

                                                              $95,669             $94,207
                                                               ======              ======

    The Bank's lending efforts have historically focused on one-to-four family and multi-family residential real estate loans, which comprise approximately $80.2 million, or 84%, of the total loan portfolio at June 30, 2002 and $75.3 million, or 80%, of the total loan portfolio at June 30, 2001. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of northern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Bank's primary lending area are presently stable.



                                      -----
                                       37

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


NOTE C - LOANS RECEIVABLE (continued)

    In the normal course of business, the Bank has made loans to some of its directors, officers and employees. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. Loans to directors and officers totaled approximately $1.2 million and $1.7 million at June 30, 2002 and 2001, respectively.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                                              2002           2001           2000
                                                                                       (In thousands)
    Balance at beginning of year                                              $497           $484           $591
    Provision for loan losses                                                  139             68            121
    Charge-offs of loans                                                       (87)           (61)          (229)
    Recoveries                                                                   9              6              1
                                                                               ---            ---            ---

    Balance at end of year                                                    $558           $497           $484
                                                                               ===            ===            ===

    As of June 30, 2002, the Bank's allowance for loan losses was comprised of a general loss allowance of $451,000, which is includible as a component of regulatory risk-based capital, and a specific loss allowance of $107,000.

    Nonperforming and nonaccrual loans totaled approximately $619,000, $695,000 and $449,000 at June 30, 2002, 2001 and 2000, respectively.

    During the years ended June 30, 2002, 2001 and 2000, interest income of approximately $54,000, $42,000 and $41,000, respectively, would have been recognized had nonperforming loans been performing in accordance with their contractual terms.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30 are comprised of the following:

                                                                            2002               2001
                                                                                (In thousands)
    Land and improvements                                                 $  142             $  111
    Office buildings and improvements                                        695                653
    Furniture, fixtures and equipment                                        368                336
                                                                           -----              -----
                                                                           1,205              1,100
    Less accumulated depreciation and amortization                           475                414
                                                                           -----              -----

                                                                          $  730             $  686
                                                                           =====              =====



                                      -----
                                       38

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

Deposit type and weighted-
average interest rate                                                               2002                  2001
                                                                                           (In thousands)
NOW accounts
  2002 - 1.19%                                                                   $10,456
  2001 - 1.48%                                                                                         $ 8,781
Money market demand deposits
  2002 - 2.61%                                                                     9,883
  2001 - 2.72%                                                                                           2,548
Passbook
  2002 - 2.25%                                                                    18,419
  2001 - 2.69%                                                                                          15,114
                                                                                  ------                ------
Total demand, transaction and
  passbook deposits                                                               38,758                26,443

Certificates of deposit
  Original maturities of:
    Less than 12 months
      2002 - 2.76%                                                                 8,330
      2001 - 4.95%                                                                                      10,107
    12 months to 24 months
      2002 - 3.42%                                                                20,256
      2001 - 5.80%                                                                                      25,589
    30 months to 36 months
      2002 - 4.71%                                                                 2,947
      2001 - 5.16%                                                                                       3,048
    More than 36 months
      2002 - 5.18%                                                                 3,298
      2001 - 5.70%                                                                                       2,958
  Individual retirement accounts
    2002 - 4.05%                                                                  12,067
    2001 - 4.90%                                                                                        11,945
                                                                                  ------                ------
Total certificates of deposit                                                     46,898                53,647
                                                                                  ------                ------

Total deposit accounts                                                           $85,656               $80,090
                                                                                  ======                ======

At June 30, 2002 and 2001, the Bank had certificate of deposit accounts with balances in excess of $100,000 totaling $3.8 million and $5.4 million, respectively.





                                      -----
                                       39

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the year ended June 30 is summarized as follows:

                                                         2002           2001           2000
                                                                  (In thousands)
    Passbook                                           $  373         $  441         $  427
    NOW accounts                                          245            248            273
    Certificates of deposit                             2,298          2,935          2,795
                                                        -----          -----          -----

                                                       $2,916         $3,624         $3,495
                                                        =====          =====          =====

    Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                                          2002           2001
                                                             (In thousands)

    Less than one year                                 $36,991        $44,382
    One to three years                                   8,394          8,846
    Over three years                                     1,513            419
                                                        ------         ------

                                                       $46,898        $53,647
                                                        ======         ======

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 2002 by pledges of certain residential mortgage loans totaling $26.7 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

                                     Maturing fiscal
    Interest rate                   year ending June 30,                              2002                2001
                                                                                        (Dollars in thousands)
    4.28%                                  2002                                    $    -              $   750
    6.20% - 7.05%                          2008                                        334                 449
    5.92% - 6.52%                          2010                                     21,000              21,000
                                                                                    ------              ------

                                                                                   $21,334             $22,199
                                                                                    ======              ======

    Weighted-average interest rate                                                    6.21%               6.15%
                                                                                      ====                ====

    The outstanding advances at both June 30, 2002 and 2001, contain a call provision whereby the Federal Home Loan Bank may redeem the advance on the anniversary date of the advance and annually thereafter.





                                      -----
                                       40

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


NOTE H - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate as follows for the years ended June 30:

                                                                            2002           2001           2000
                                                                                     (In thousands)
    Federal income taxes computed at
      statutory rate                                                        $619           $557           $340
    Decrease in taxes resulting primarily from
      tax-exempt interest                                                     (3)            (6)            (7)
                                                                             ---            ---            ---
    Federal income tax provision per consolidated
      statements of earnings                                                $616           $551           $333
                                                                             ===            ===            ===

    The composition of the Corporation's net deferred tax liability at June 30 is as follows:

                                                                                           2002           2001
                                                                                               (In thousands)
     Taxes (payable) refundable on temporary differences at estimated corporate tax rate:
       Deferred tax assets:
         General loan loss allowance                                                      $ 153           $153
         Deferred loan origination fees                                                     100            101
         Unrealized losses on securities designated as
           available for sale                                                                -               6
         Stock benefit plan                                                                   5              9
         Other                                                                               -              10
                                                                                           ----            ---
           Total deferred tax assets                                                        258            279

       Deferred tax liabilities:
         Percentage of earnings bad debt deduction                                           (8)            (2)
         Unrealized gains on securities designated as available
           for sale                                                                         (36)            -
         Federal Home Loan Bank stock dividends                                            (265)          (234)
         Book/tax depreciation                                                              (57)           (67)
         Other                                                                               (6)            -
                                                                                           ----             --
           Total deferred tax liabilities                                                  (372)          (303)
                                                                                           ----            ---

           Net deferred tax liability                                                     $(114)          $(24)
                                                                                           ====            ===










                                      -----
                                       41

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


NOTE H - FEDERAL INCOME TAXES (continued)

    Prior to 1997, the Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2002, includes approximately $1.2 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction at June 30, 2002 is approximately $400,000. The Bank is required to recapture as taxable income approximately $26,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Bank has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period in fiscal 1998.


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

    At June 30, 2002, the Bank had outstanding commitments of approximately $608,000 to originate loans. Additionally, the Bank was obligated under unused lines of credit totaling $1.6 million for home equity loans and $1.0 million for commercial loans. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2002, and will be funded from normal cash flow from operations.


NOTE J - REGULATORY CAPITAL

    The Bank is subject to the regulatory capital requirements of the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.




                                      -----
                                       42

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


NOTE J - REGULATORY CAPITAL (continued)

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

    During the 2002 fiscal year, the Bank was notified from its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

    As of June 30, 2002 and 2001, management believes that the Bank met all capital adequacy requirements to which it was subject.

2002
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                               (Dollars in thousands)
    Risk-based capital                  $12,261    18.0%         =>$5,449    =>8.0%          =>$6,811     =>10.0%

    Core capital                        $11,810     9.9%         =>$4,776    =>4.0%          =>$7,163     => 6.0%

    Tangible capital                    $11,810     9.9%         =>$1,791    =>1.5%          =>$5,970     => 5.0%









                                      -----
                                       43

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


NOTE J - REGULATORY CAPITAL (continued)

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

































                                      -----
                                       44

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC.

    The following condensed financial statements summarize the financial position of Community Investors Bancorp, Inc. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years ended June 30, 2002, 2001 and 2000.

                        COMMUNITY INVESTORS BANCORP, INC.

                        STATEMENTS OF FINANCIAL CONDITION
                             June 30, 2002 and 2001
                                 (In thousands)
         ASSETS                                                                              2002           2001
    Non interest-bearing deposits in First Federal Community
      Bank of Bucyrus                                                                     $    18        $   185
    Loan receivable from ESOP                                                                 221            287
    Investment in First Federal Community Bank of Bucyrus                                  11,878         11,032
    Prepaid expenses and other                                                                229            200
                                                                                           ------         ------

         Total assets                                                                     $12,346        $11,704
                                                                                           ======         ======

         LIABILITIES AND STOCKHOLDERS' EQUITY

    Accrued expenses and other liabilities                                                $    22        $    46

    Stockholders' equity
      Common stock and additional paid-in capital                                           7,327          7,273
      Retained earnings                                                                    10,371          9,504
      Shares acquired by stock benefit plans                                                 (208)          (312)
      Treasury shares - at cost                                                            (5,234)        (4,795)
      Unrealized gains (losses) on securities designated as available for sale,
        net of related tax effects                                                             68            (12)
                                                                                           ------         ------
          Total stockholders' equity                                                       12,324         11,658
                                                                                           ------         ------

          Total liabilities and stockholders' equity                                      $12,346        $11,704
                                                                                           ======         ======


                        COMMUNITY INVESTORS BANCORP, INC.

                             STATEMENTS OF EARNINGS
                     Year ended June 30, 2002, 2001 and 2000
                                 (In thousands)

                                                                              2002           2001           2000
    Revenue
      Interest income                                                       $   21         $    9           $ 28
      Equity in earnings of First Federal Community
        Bank of Bucyrus                                                      1,255          1,168            770
                                                                             -----          -----            ---
          Total revenue                                                      1,276          1,177            798

    General, administrative and other expenses                                  95            132            183
                                                                             -----          -----            ---

          Earnings before income tax credits                                 1,181          1,045            615

    Federal income tax credits                                                 (25)           (42)           (53)
                                                                             -----          -----            ---

          NET EARNINGS                                                      $1,206         $1,087           $668
                                                                             =====          =====            ===


                                      -----
                                       45

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC. (continued)

                        COMMUNITY INVESTORS BANCORP, INC.

                            STATEMENTS OF CASH FLOWS
                     Year ended June 30, 2002, 2001 and 2000
                                 (In thousands)

                                                                              2002           2001           2000
    Cash flows from operating activities:
      Net earnings for the year                                             $1,206         $1,087         $  668
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        Undistributed earnings of consolidated subsidiary                     (662)        (1,168)          (770)
        Amortization of stock benefit plan expense                              54            103            114
        Increases (decreases) in cash due to changes in:
          Prepaid expenses and other assets                                    (29)             4            (53)
          Other liabilities                                                    (24)           (37)           (13)
          Other                                                                 -              -              13
                                                                             -----          -----          -----
         Net cash provided by (used in) operating activities                   545            (11)           (41)

    Cash flows from investing activities:
      Repayments on ESOP loan                                                   66             60             56
      Capital contribution to subsidiary                                        -              -          (1,000)
                                                                             -----          -----          -----
         Net cash provided by (used in) investing activities                    66             60           (944)

    Cash flows used in financing activities:
      Dividends on common stock                                               (339)          (311)          (310)
      Purchase of treasury stock                                              (439)          (387)          (219)
                                                                             -----          -----          -----
         Net cash used in financing activities                                (778)          (698)          (529)
                                                                             -----          -----          -----

    Net decrease in cash and cash equivalents                                 (167)          (649)        (1,514)

    Cash and cash equivalents at beginning of year                             185            834          2,348
                                                                             -----          -----          -----

    Cash and cash equivalents at end of year                                $   18         $  185         $  834
                                                                             =====          =====          =====








                                      -----
                                       46

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


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

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

























                                      -----
                                       47

                        COMMUNITY INVESTORS BANCORP, INC.

                          June 30, 2002, 2001 and 2000


NOTE L - STOCK OPTION PLAN (continued)

                                                                                2002           2001         2000
    Net earnings (In thousands)                  As reported                  $1,206         $1,087         $668
                                                                               =====          =====          ===

                                                   Pro-forma                  $1,200         $1,060         $640
                                                                               =====          =====          ===

    Earnings per share
      Basic                                      As reported                   $1.12           $.98         $.59
                                                                                ====            ===          ===

                                                   Pro-forma                   $1.11           $.95         $.56
                                                                                ====            ===          ===

      Diluted                                    As reported                   $1.09           $.96         $.58
                                                                                ====            ===          ===

                                                   Pro-forma                   $1.09           $.94         $.55
                                                                                ====            ===          ===

    The fair value of each option grant was estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1998, 1997 and 1996, respectively; dividend yield of 7.0% and expected volatility of 20.0% for all years; risk-free interest rates of 6.5%, 6.5% and 6.0% and expected lives of ten years.

    A summary of the status of the Corporation's stock option plan as of June 30, 2002, 2001 and 2000, and changes during the periods ending on those dates is presented below:

                                                 2002                     2001                     2000
                                                     Weighted-                Weighted-                  Weighted-
                                                       average                  average                    average
                                                      exercise                 exercise                   exercise
                                          Shares         price       Shares       price        Shares        price
    Outstanding at beginning of year     112,574        $7.64       114,824      $ 7.64       115,274       $ 7.64
    Granted                                   -            -             -           -             -            -
    Exercised                             (1,800)        7.67        (1,800)       6.61            -            -
    Forfeited                                 -            -           (450)      10.83          (450)       10.83
                                         -------         ----       -------       -----       -------        -----

    Outstanding at end of year           110,774        $7.64       112,574      $ 7.64       114,824       $ 7.64
                                         =======         ====       =======       =====       =======        =====

    Options exercisable at year-end      107,050        $7.54       102,787      $ 7.41        81,892       $ 7.34
                                         =======         ====       =======       =====       =======        =====


    The following information applies to options outstanding at June 30, 2002:

    Number outstanding                                                 110,774
    Range of exercise prices                                    $6.61 - $10.83
    Weighted-average exercise price                                      $7.64
    Weighted-average remaining contractual life                      4.6 years



                                      -----
                                       48


Board of Directors                                            Executive Officers
John W. Kennedy                                               John W. Kennedy
President and Chief Executive                                 President and Chief Executive Officer
  Officer of First Federal
  Community Bank                                              Phillip W. Gerber
                                                              Executive Vice President
Dale C. Hoyles
Chairman of the Board, Retired                                Brian R. Buckley
  Senior Vice President/Treasurer                             Vice President
  of Centurion Financial
                                                              Robert W. Siegel
David M. Auck                                                 Assistant Vice President and Treasurer
Vice Chairman of the Board
  Co-owner Auck Dostal Agency                                 Assistant Vice Presidents
                                                              Lynn A. Brewer
Philip E. Harris                                              Jane A. Cremeans
Manager, Distribution Logistics U.S.                          Timothy G. Heydinger
  and Canada - The Timken Company                             Kimberly B. Roe

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
  Co-owner Val-Castings, Inc.
  and Allure Designs, Inc.                                    Transfer Agent and Registrar
                                                              Registrar & Transfer Company
Honorary Directors                                            10 Commerce Drive
Richard L. Cory                                               Cranford, NJ  07016
Attorney at law - Cory and Cory
                                                              Independent Auditors
Herbert Kraft                                                 Grant Thornton LLP
Farmer and Retired Salesman -                                 Suite 900
  Moorman Feed Sales                                          625 Eden Park Drive
                                                              Cincinnati, Ohio  45202
Thomas P. Moore
Retired President and General Manager -                       Investment Banker & Financial Advisor
  Brokensword Broadcasting Co.                                Keefe, Bruyette & Woods, Inc.
                                                              211 Bradenton
                                                              Dublin, Ohio  43017

                                                              Major Market Makers
                                                              Friedman, Billings, Ramsey & Company
                                                              Sweney, Cartwright & Company
                                                              Goldman, Sachs & Company
                                                              Herzog, Heine, Geduld, Inc.
                                                              Knight Securities L.P.
                                                              Baird, Patrick & Co., Inc.




                                      -----

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














                                      -----
                                       50