Form 10KSB, Exhibit 13
period 2003-06-30
COMMUNITY INVESTORS BANCORP INC
filed 2003-09-29
CIK 930277

Exhibit 13

                              TABLE OF CONTENTS

President's Letter to Stockholders                                        2

The Business of Community Investors Bancorp, Inc. and First Federal
 Community Bank                                                           3

Market for Common Stock                                                   3

Selected Consolidated Financial Data                                      5

Management's Discussion and Analysis of Financial Condition
  and Results of Operations                                               7

Discussion of Financial Condition Changes from June 30, 2002 to
 June 30, 2003                                                            8

Comparison of Results of Operations for Fiscal Years Ended
 June 30, 2003 and 2002                                                   9

Comparison of Results of Operations for Fiscal Years Ended
 June 30, 2002 and 2001                                                  11

Average Yield Analysis                                                   13

Rate/Volume Table                                                        14

Asset and Liability Management                                           15

Liquidity and Capital Resources                                          17

Report of Independent Certified Public Accountants                       18

Consolidated Financial Statements                                        19

Directors and Officers                                                   47

Stockholder Services                                                     48

Dear Stockholder:

We are very pleased to present our Annual Report to Stockholders covering the fiscal year ending June 30, 2003.

Net earnings for the fiscal year ended June 30, 2003, totaled $1.1 million, or $1.01 per diluted share, a decrease of $91,000, or 7.5%, compared to the $1.2 million, or $1.09 per diluted share, of record net earnings reported in fiscal 2002. The decrease in net earnings was due primarily to an increase in operating expenses as the Bank embarked on a strategy involving several expansion, growth and service initiatives during fiscal 2003. The increase in operating expenses was partially offset by increases in net interest income and other operating income and a decrease in the provision for losses on loans year to year. The Corporation's total assets amounted to $122.7 million at June 30, 2003, an increase of $2.9 million, or 2.4%. This increase in assets was accompanied by an increase in deposits of $2.4 million, or 2.8%.

This past year was one in which we have expanded our presence in the community. We built a new branch in New Washington, Ohio, something we have been discussing for many years. The reason for moving at this time is that the village now has a sewer system and there is much interest by local people to improve that community; we wanted to be a strong part of that movement. This branch has two drive-thru windows and an ATM, which were not available in the old facility.

We are currently building an additional branch on the east side of Bucyrus. This facility is located just north of the new shopping areas in Bucyrus and, as a full service branch, will include four drive-thru windows. It is scheduled to open in mid-October of this year. We have also been working on the introduction of Internet Banking and that service became available to our customers in mid-September.

This will be the last annual letter to stockholders that I have the privilege to write. I started at First Federal in 1969 as a loan officer. At that time we had three tellers and the managing officer was D.K. Auck.
I was named to replace Mr. Auck in 1973 and have been in that position since. I am one of the very lucky individuals who have always enjoyed my jobs. There have been less than a handful of mornings when I didn't want to get to the office. I would like to thank all of the people with whom I've had the pleasure of working, as well as the Board of Directors, for their dedication. I also must thank my family and mostly my wife Joyce. Over the years, she has had to attend school functions and sporting events without me because of the hours required to do this job. She also has
covered for me with our four wonderful grandchildren   I love people.  I
love working with people. Starting on the 1st of October, I will retire as CEO of First Federal Community Bank. I will continue to serve on the Board of Directors of CIBI and First Federal and will also be working, as needed, as a public relations consultant. I will continue to represent First Federal in the Community Improvement Corporation, the Crawford County Development Board, the Crawford County Community Concert Association, and other civic organization and projects. Thanks to all for allowing me this honor of serving.

The Board has named Phillip Gerber to be my successor. Phil has a long history in banking. He worked at the Farmers Citizens Bank in Bucyrus for about 20 years and has been with us since 1996. I'm convinced that he will do an excellent job. He and his wife Sandy have two children and two grandchildren and live in the Bucyrus area. Phil is very involved in the community, having served several terms as treasurer of the Bucyrus Community Hospital, several terms in various capacities with the Community Foundation and is currently the Chairman. Phil is currently Treasurer of the United Way and is involved in the Kiwanis Club and the Shunk Foundation.

On behalf of the Board of Directors, management and staff of your Corporation, I wish to thank our shareholders and customers for their continued confidence and support of Community Investors Bancorp, Inc.

Respectfully,


John W. Kennedy
President

              BUSINESS OF COMMUNITY INVESTORS BANCORP, INC. AND
                        FIRST FEDERAL COMMUNITY BANK

General

Community Investors Bancorp, Inc. (the "Corporation") was organized in fiscal 1995 at the direction of the Board of Directors of First Federal Savings and Loan Association of Bucyrus. During fiscal 2001, the Association changed its name to First Federal Community Bank ("First Federal" or the "Bank"). The Corporation was formed for the purpose of acquiring all of the common stock to be issued by the Bank upon its conversion from a federally-chartered mutual savings and loan to a federally-chartered stock bank (the "Conversion"). Since completion of the Conversion on February 6, 1995, the Corporation has conducted business as a unitary savings and loan holding company. At June 30, 2003, the Corporation had $122.7 million of total assets, $109.8 million of total liabilities, including $88.1 million of deposits, and $12.8 million of stockholders' equity.

The Bank is a traditional community bank primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to originate loans secured by single-family residences primarily located in Crawford County, Ohio. To a lesser extent, the Bank originates other real estate loans secured by non-residential real estate and construction loans and non-real estate loans, primarily consisting of consumer loans. The Bank also invests in U.S. Government and agency obligations and mortgage-backed securities which are issued or guaranteed by federal agencies. As of June 30, 2003, the Bank conducts business from three office locations in Crawford County and will open a fourth branch in its second fiscal quarter of 2004. Additionally, in September 2003, the Bank began to offer internet banking services via its website www.ffcb.com.

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


MARKET FOR COMMON STOCK

Shares of common stock of Community Investors Bancorp, Inc. are traded nationally under the symbol "CIBI" on the Nasdaq SmallCap Market System ("Nasdaq"). At September 9, 2003, the Corporation had 1,075,930 shares of common stock outstanding and 405 stockholders of record.

The following tables set forth the reported high and low closing sale prices of a share of the Corporation's common stock as reported by Nasdaq and cash dividends paid per share of common stock during the periods indicated.

             Fiscal Year Ended June 30, 2003


Quarter Ended             High         Low     Dividend

September 30, 2002      $12.75      $10.00         $.08
December 31, 2002        12.29       10.50          .08
March 31, 2003           13.39       10.45          .08
June 30, 2003            13.35       11.66          .08

             Fiscal Year Ended June 30, 2002


Quarter Ended             High         Low      Dividend

September 30, 2001      $12.97      $ 9.15         $.075
December 31, 2001        10.75        9.25          .075
March 31, 2002           10.40        9.31          .075
June 30, 2002            11.00        9.87          .075

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


                                                                       At June 30,
Selected Consolidated Financial            ----------------------------------------------------------------
  Condition Data:                              2003          2002          2001          2000          1999
                                                                      (In thousands)

Total assets                               $122,658      $119,790      $114,329      $119,034      $116,224
Cash and cash equivalents                    14,375         7,551         3,393         2,313         3,497
Securities:
  Available for sale                          8,866        12,763        10,827        14,876        15,517
  Held to maturity                              448           586         2,942         4,382         4,577
Loans receivable - net (1)                   94,523        95,669        94,207        94,366        89,922
Deposits                                     88,065        85,656        80,090        79,138        79,954
Federal Home Loan Bank advances              21,244        21,334        22,199        28,611        25,291
Stockholders' equity, restricted             12,844        12,324        11,658        10,763        10,417

<F1>  Includes loans held for sale.


                                                                   Year ended June 30,
                                             --------------------------------------------------------------
Selected Consolidated Operating Data:          2003          2002          2001          2000          1999
                                                             (In thousands, except share data)

Total interest income                        $7,198        $8,018        $8,840        $8,471        $8,189
Total interest expense                        3,421         4,249         5,218         5,078         4,822
                                             ------        ------        ------        ------        ------

Net interest income                           3,777         3,769         3,622         3,393         3,367
Provision for losses on loans                    33           139            68           121            94
                                             ------        ------        ------        ------        ------
Net interest income after provision for
 losses on loans                              3,744         3,630         3,554         3,272         3,273

Other income                                    453           333           288           291           261
Loss on disposition of mobile home
 loan portfolio                                   -             -             -           364             -
General, administrative and other expense     2,511         2,141         2,204         2,198         2,147
                                             ------        ------        ------        ------        ------

Earnings before income taxes                  1,686         1,822         1,638         1,001         1,387
Federal income taxes                            571           616           551           333           465
                                             ------        ------        ------        ------        ------

Net earnings                                 $1,115        $1,206        $1,087        $  668        $  922
                                             ======        ======        ======        ======        ======
Earnings per share
  Basic                                      $ 1.05        $ 1.12        $  .98        $  .59        $  .81
                                             ======        ======        ======        ======        ======
  Diluted                                    $1 .01        $ 1.09        $  .96        $  .58        $  .78
                                             ======        ======        ======        ======        ======


                                                                  At or for the year ended June 30,
Selected financial ratios and                         ------------------------------------------------------
  other data:  (1)                                      2003        2002        2001        2000        1999

Return on average assets                                 .91%       1.05%        .93%        .56%        .81%
Return on average equity                                8.71       10.03        9.73        6.23        9.03
Average equity to average assets                       10.43       10.48        9.55        9.00        9.02
Interest rate spread (2)                                2.95        3.05        2.84        2.64        2.63
Net interest margin (2)                                 3.19        3.38        3.19        2.94        3.02
Non-performing assets and troubled debt
 restructuring to total assets at end of
 period (3)                                             1.34         .52         .65         .45         .87
Non-performing loans and troubled debt
 restructuring to total loans at end of
 period (3)                                             1.71         .63         .79         .49        1.07
Average interest-earning assets to average
  interest-bearing liabilities                        108.39      108.73      107.69      106.93      109.01
Net interest income after provision for losses
  on loans and other income to total general,
  administrative and other expense (4)                167.14      185.10      174.32      162.10      164.60
General, administrative and other expense to
  average total assets                                  2.05        1.87        1.88        1.85        1.90
Dividend payout ratio                                  30.48       26.79       28.57       44.07       29.63
Book value per share                                  $11.99      $11.17      $10.16      $ 9.02      $ 8.55

<F1>  With the exception of end of period ratios, all ratios are based on average monthly balances during the periods.
<F2>  Interest rate spread represents the difference between the weighted-
      average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.
<F3>  Non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more, and non-performing assets consist of non-performing loans and real estate, mobile homes and other assets acquired by foreclosure or deed-in-lieu thereof.
<F4>  For the fiscal year ended June 30, 2000, excludes the loss on sale of the mobile home loan portfolio.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview
--------

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

Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Corporation for the fiscal years ended June 30, 2003 and 2002. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere in this report.

Forward-Looking Statements
--------------------------

In the following pages, management presents an analysis of the Corporation's financial condition as of June 30, 2003, and the results of operations for the year ended June 30, 2003 as compared to prior periods. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertanties. Economic circumstances, the Corporation's operations and the Corporation's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Corporation's general market area.

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

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Financial Condition Changes from June 30, 2002 to
---------------------------------------------------------------
June 30, 2003
-------------

The Corporation's total assets amounted to $122.7 million as of June 30, 2003, an increase of $2.9 million, or 2.4%, over the $119.8 million total at June 30, 2002. The increase in assets, primarily attributable to a $6.8 million increase in cash and cash equivalents and a $1.1 million increase in office premises and equipment, was funded primarily by a $2.4 million increase in deposits.

Cash and cash equivalents, investment securities and mortgage-backed securities totaled $23.7 million at June 30, 2003, an increase of $2.8 million, or 13.3%, over 2002 levels. Purchases of investment and mortgage-backed securities during fiscal 2003 totaling $11.8 million were offset by maturities totaling $13.3 million and principal repayments of $2.1 million. Cash and cash equivalents increased by $6.8 million, or 90.4% year to year.

Loans receivable totaled $94.5 million at June 30, 2003, a decrease of $1.1 million, or 1.2%, from June 30, 2002 levels. Loan disbursements during fiscal 2003 totaled $34.0 million, which were offset by principal repayments of $33.6 million and loan sales of $2.0 million. The volume of loan disbursements during fiscal 2003 represented a $5.6 million, or 14.2%, decrease compared to the volume in fiscal 2002. The decrease in loan volume during fiscal 2003 was a product of the low interest rate environment and the Bank's focus on origination of adjustable-rate loans, coupled with the local real estate market conditions. During the fiscal year ended June 30, 2003, First Federal initiated a program of selling certain loans to the Federal Home Loan Bank. Loans sold totaled $2.0 million during fiscal 2003, while loans held for sale totaled $318,000 at June 30, 2003.

At June 30, 2003, the Corporation's allowance for loan losses totaled $544,000, which represented .56% of total loans and 33.1% of nonperforming loans. The allowance totaled $558,000 at June 30, 2002, which represented ..57% of total loans and 90.1% of nonperforming loans at that date. Nonperforming loans totaled $1.6 million and $619,000 at June 30, 2003 and 2002, respectively, which represented 1.70% and .63% of total loans at those respective dates. At June 30, 2003, nonperforming loans were comprised of $1.3 million of loans secured by one- to four-family residential real estate and $362,000 of consumer and commercial loans. Management believes such nonperforming loans are adequately collateralized and that no additional losses are anticipated in excess of loss reserves allocated to such loans. Although management believes that its allowance for loan losses at June 30, 2003 was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's results of operations.

During fiscal 2003, in accordance with planned growth initiatives, the Bank began construction on two new branch office locations. The New Washington branch opened in June 2003 and the East branch in Bucyrus is scheduled to open in October 2003. Additionally, the Bank upgraded its data processing platform in September 2002 and began a process to install an internet banking service, scheduled to be available in September 2003. Total expenditures related to the Bank's growth initiatives in fiscal 2003 were approximately $1.2 million. These initiatives will provide for increased product offerings and customer convenience, as well as expanding our presence in the market place.

Deposits totaled $88.1 million at June 30, 2003, an increase of $2.4 million, or 2.8%, over the $85.7 million total reported at June 30, 2002. The increase in deposits was comprised of a $1.4 million increase in NOW accounts, a $1.7 million increase in savings accounts and a $524,000 increase in certificates of deposit, which were partially offset by a $1.2 million decrease in money market accounts. The overall increase in deposits was due primarily to management's continuing efforts to grow the deposit portfolio through marketing and pricing strategies.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Financial Condition Changes from June 30, 2002 to
---------------------------------------------------------------
June 30, 2003 (continued)
-------------------------

Advances from the Federal Home Loan Bank totaled $21.2 million at June 30, 2003, a decrease of $90,000, or 0.4%, from June 30, 2002 levels. Advances were repaid using proceeds from the maturities of investment and mortgage-backed securities.

Stockholders' equity totaled $12.8 million at June 30, 2003, an increase of $520,000, or 4.2%, over June 30, 2002 levels. The increase resulted primarily from net earnings of $1.1 million, which was partially offset by purchases of treasury stock totaling $412,000 and dividend payments on common stock totaling $350,000.

Comparison of Results of Operations for the Fiscal Years Ended
--------------------------------------------------------------
June 30, 2003 and 2002
----------------------

General
-------

The Corporation's net earnings totaled $1.1 million for the fiscal year ended June 30, 2003, a decrease of $91,000, or 7.5%, from the $1.2 million of net earnings reported for fiscal 2002. The decrease in net earnings was due primarily to a $370,000 increase in general and administrative expenses, which was partially offset by increases in net interest income of $8,000 and other income of $120,000, and decreases in the provision for losses on loans of $106,000 and the provision for federal income taxes of $45,000.

Net Interest Income
-------------------

Total interest income for the fiscal year ended June 30, 2003, amounted to $7.2 million, a decrease of $820,000, or 10.2%, compared to fiscal 2002. This decrease was due primarily to a 112 basis point decrease in the average yield on interest-earning assets, to 6.08% for fiscal 2003, partially offset by a $7.1 million, or 6.4%, increase in the average balance of interest-earning assets outstanding year to year. Interest income on loans decreased by $712,000, or 9.9%, due primarily to a 78 basis point decrease in the average yield to 6.83% for fiscal 2003. Interest income on investment and mortgage-backed securities decreased by $164,000, or 21.5%, due primarily to a 97 basis point decrease in the weighted-average yield and a $562,000, or 3.9%, decline in the average portfolio balance outstanding year to year. Interest income on interest-bearing deposits increased by $56,000, or 169.7%, due to a $7.3 million, or 318.4%, increase in the average balance outstanding, partially offset by a 53 basis point decrease in yield.

Interest expense on deposits totaled $2.1 million for the fiscal year ended June 30, 2003, a decrease of $816,000, or 28.0%, primarily due to a 122 basis point decrease in the average cost of deposits, to 2.39% for fiscal 2003, which was partially offset by a $7.1 million, or 8.8%, increase in the weighted-average balance of deposits outstanding. Interest expense on borrowings decreased by $12,000, or .9%, during fiscal 2003, due primarily to a $283,000 decrease in the weighted-average balance of advances from the Federal Home Loan Bank outstanding year to year. Decreases in the yields on interest-earning assets and costs of interest-bearing liabilities were due primarily to the overall decrease in interest rates in the economy.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $8,000, or .2%, to a total of $3.8 million for the fiscal year ended June 30, 2003. The interest rate spread amounted to 2.95% in fiscal 2003, compared to 3.05% in fiscal 2002, while the net interest margin totaled 3.19% in fiscal 2003, as compared to 3.38% in fiscal 2002.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Fiscal Years Ended
--------------------------------------------------------------
June 30, 2003 and 2002 (continued)
----------------------------------

Provision for Losses on Loans
-----------------------------

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio. As a result of such analysis, management recorded a $33,000 provision for losses on loans during the fiscal year ended June 30, 2003, compared to the $139,000 provision recorded in fiscal 2002. The fiscal 2003 provision was predicated upon the increase in the level of nonperforming loans and loans charged-off during fiscal 2003. Management believes all nonperforming loans are adequately collateralized and no loss is anticipated on such loans in excess of established reserves; however, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income
------------

Other income totaled $453,000 for the fiscal year ended June 30, 2003, an increase of $120,000, or 36.0%, compared to fiscal 2002. The increase was due primarily to a $77,000 gain on sale of loans in the secondary market and an increase in other operating income of $44,000, or 12.9%, primarily due to increased service fees on loans and deposit accounts and transactions. During the last quarter of fiscal 2003 the Bank initiated a program to sell certain loans to the Federal Home Loan Bank of Cincinnati.

General, Administrative and Other Expense
-----------------------------------------

General, administrative and other expense totaled $2.5 million for the fiscal year ended June 30, 2003, an increase of $370,000, or 17.3%, compared to fiscal 2002. This increase was due primarily to a $206,000, or 19.1%, increase in employee compensation and benefits, a $123,000, or 47.5%, increase in data and item processing expense and a $53,000, or 10.5%, increase in other operating expenses, which were partially offset by a $39,000 or 28.1% decease in franchise taxes. The increase in employee compensation and benefits was due primarily to increased pension plan costs, normal merit increases and a decrease in deferred loan origination costs year to year. The increase in data processing resulted primarily from costs associated with the Bank's data conversion to a new processing platform, which will provide additional benefits to customers, including the capability to provide new products and services, as well as to facilitate the Bank's future growth. Additionally, data processing includes costs related to item processing in fiscal 2003, which have been more than offset by interest earned on a compensating balance at the correspondent bank. The increase in other operating expense was due primarily to costs incurred in connection with the data processing conversion, as well as pro-rata increases in operating costs related to the Corporation's overall growth year to year. The decrease in franchise taxes was due to tax refunds claimed on prior year filings.

Federal Income Taxes
--------------------

The provision for federal income taxes decreased by $45,000, or 7.3%, for the fiscal year ended June 30, 2003, compared to fiscal 2002. The decrease resulted primarily from a $136,000, or 7.5%, decrease in net earnings before taxes. The effective tax rates were 33.9% and 33.8% for the fiscal years ended June 30, 2003 and 2002, respectively.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Fiscal Years Ended
--------------------------------------------------------------
June 30, 2002 and 2001
----------------------

General
-------

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

Net Interest Income
-------------------

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

Provision for Losses on Loans
-----------------------------

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio. As a result of such analysis, management recorded a $139,000 provision for losses on loans during the fiscal year ended June 30, 2002, compared to the $68,000 provision recorded in fiscal 2001. The fiscal 2002 provision was predicated upon the level of nonperforming loans, the overall growth in the loan portfolio and loans charged-off during fiscal 2002.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Fiscal Years Ended
--------------------------------------------------------------
June 30, 2002 and 2001 (continued)
----------------------------------

Other Income
------------

Other income totaled $333,000 for the fiscal year ended June 30, 2002, an increase of $45,000, or 15.6%, compared to fiscal 2001. Other operating income increased by $37,000, or 12.2%, primarily due to increased service fees on loans and deposit accounts and transactions, while the loss on sale of property acquired in settlement of loans decreased by $8,000 year to year.

General, Administrative and Other Expense
-----------------------------------------

General, administrative and other expense totaled $2.1 million for the fiscal year ended June 30, 2002, a decrease of $63,000, or 2.9%, compared to fiscal 2001. This decrease was due primarily to a $92,000, or 7.8%, decrease in employee compensation and benefits, which was partially offset by a $21,000, or 4.3%, increase in other operating expense. The decrease in employee compensation and benefits was due primarily to a decrease in expense related to stock benefit plans and an increase in deferred loan origination costs. This increase is reflective of the $20.9 million increase in loans originated year to year. The increase in other operating expense was primarily due to data system conversion costs of approximately $10,000 incurred during the fiscal year. This conversion is being undertaken to provide additional benefits to customers, including the capability to provide new products and services, as well as to facilitate the Corporation's future growth. The remaining $14,000, or 3.0%, increase in other operating expense was due to pro rata increases in operating costs related to the Corporation's overall growth year to year.

Federal Income Taxes
--------------------

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


                                                                  Year ended June 30,
                             -----------------------------------------------------------------------------------------------------
                                      2003                               2002                               2001
                             --------------------------------   --------------------------------   -------------------------------
                                 Average   Interest                 Average   Interest                 Average   Interest
                             outstanding    earned/    Yield/   outstanding    earned/    Yield/   outstanding    earned/    Yield/
                                 balance       paid      rate       balance       paid      rate       balance       paid      rate

Interest-earning assets:
  Loans receivable              $ 95,235     $6,509     6.83%      $ 94,841     $7,221     7.61%      $ 94,089     $7,653     8.13%
  Investment securities           13,682        600     4.39         14,244        764     5.36         18,121      1,112     6.14
  Other interest-earning
    assets (1)                     9,532         89      .92          2,278         33     1.45          1,234         75     6.08
                               --------     ------   ------       --------     ------   ------       --------     ------   ------
      Total interest-earning
        assets                   118,449      7,198     6.08        111,363      8,018     7.20        113,444      8,840     7.79

Non-interest-earning assets        4,240                              3,405                              3,500
                                --------                           --------                           --------

      Total assets              $122,689                           $114,768                           $116,944
                                ========                           ========                           ========

Interest-bearing liabilities:
  Deposits                      $ 88,022      2,100     2.39       $ 80,884      2,916     3.61       $ 80,036      3,624     4.53
  FHLB advances                   21,258      1,321     6.21         21,541      1,333     6.19         25,305      1,594     6.30
                               --------     ------   ------       --------     ------   ------       --------     ------   ------
      Total interest-bearing
        liabilities              109,280      3,421     3.13        102,425      4,249     4.15        105,341      5,218     4.95
                                             ------   ------                    ------   ------                    ------   ------

Non-interest-bearing
  liabilities                        608                                318                                438
                                --------                           --------                           --------
      Total liabilities          109,888                            102,743                            105,779

Stockholders' equity              12,801                             12,025                             11,165
                                --------                           --------                           --------

      Total liabilities and
        stockholders' equity    $122,689                           $114,768                           $116,944
                                ========                           ========                           ========

Net interest income/interest
  rate spread                                $3,777     2.95%                   $3,769     3.05%                   $3,622     2.84%
                                             ======   ======                    ======   ======                    ======   ======

Net interest margin (2)                                 3.19%                              3.38%                              3.19%
                                                      ======                             ======                             ======

Ratio of interest-earning
 assets to interest-bearing
 liabilities                                          108.39%                            108.73%                            107.69%
                                                      ======                             ======                             ======

<F1>  Comprised principally of interest-bearing deposits.
<F2>  Net interest income divided by average interest-earning assets.

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


                                                                     Year ended June 30,
                                            ----------------------------------------------------------------------
                                                      2003 vs. 2002                        2002 vs. 2001
                                            ---------------------------------    ---------------------------------
                                                 Increase                             Increase
                                                (decrease)                           (decrease)
                                                  due to              Total            due to              Total
                                            ------------------      increase/    ------------------      increase/
                                               Rate     Volume     (decrease)       Rate     Volume     (decrease)
                                                                        (In thousands)

Interest-earning assets:
  Loans                                     $  (742)     $  30         $(712)      $(494)     $  62     $(432)
  Investment securities                        (134)       (30)         (164)       (130)      (218)      (348)
  Interest-earning deposits and other           (15)        71            56         (80)        38        (42)
                                            -------      -----         -----       -----      -----     ------
      Total interest-earning  assets           (891)        71          (820)       (704)      (118)      (822)
                                            -------      -----         -----       -----      -----     ------

Interest-bearing liabilities:
  Deposits                                  $(1,056)     $ 240          (816)      $(747)     $  39      (708)
  Advances from Federal Home Loan Bank            4        (16)          (12)        (27)      (234)      (261)
                                            -------      -----         -----       -----      -----     ------
      Total interest-bearing liabilities     (1,052)       224          (828)       (774)      (195)      (969)
                                            -------      -----         -----       -----      -----     ------

Increase in net interest income                                        $   8                            $  147
                                                                       =====                            ======

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

In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Corporation's results of operations, the Corporation's management has implemented and continues to monitor asset and liability management policies to better match the maturities and repricing terms of the Corporation's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing investment in Adjustable Rate Mortgages (ARMs); (ii) emphasizing the retention of lower-costing savings accounts and other core deposits and lengthening the term of liabilities by participating in the mortgage matched advances program offered by the Federal Home Loan Bank
(FHLB) of Cincinnati; (iii) selling certain fixed-rate loans in the secondary market; and (iv) maintaining a significant level of liquid assets that can be readily invested in higher yielding investments should interest rates rise.

Although the Corporation emphasizes the origination of single-family residential ARMs, originations of such loans have been difficult due to the preference of the Corporation's customers for fixed-rate residential mortgage loans in the predominantly low interest rate environment that has prevailed for the past five years. Despite this preference for fixed-rate originations, as a consequence of management's continuing efforts, $50.4 million, or 62.9%, of the Corporation's portfolio of one- to four-family residential mortgage loans consisted of ARMs at June 30, 2003. In addition, at June 30, 2003, another $6.9 million, or 48.2%, of the Corporation's portfolio of loans other than one- to four-family residential real estate consisted of loans with adjustable interest rates.

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

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 100 basis point (1 basis point equals .01%) incremental change in market interest rates.

The tables below show the increase and decrease of NPV under different interest rate scenarios at June 30, 2003 and 2002. Decreases of greater than 100 basis points are not presented at June 30, 2003 and 2002, due to the low interest rate environment in existence at those dates.


                                June 30, 2003

                                    Estimated
Change in                            NPV as a
Interest Rates      Estimated      Percentage         Amount
(basis points)            NPV       of Assets      of Change      Percent
                           (Dollars in thousands)

+300                  $14,672        11.78%        $(2,666)         (15)%
+200                   16,014        12.68          (1,324)          (8)
+100                   16,875        13.22            (463)          (3)
   -                   17,338        13.48               -            -
-100                   17,635        13.63             297            2

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

The model reflects that the Bank's NPV is more sensitive to an increase in interest rates than a decrease in interest rates. This occurs principally because, as rates rise, the market value of the Bank's fixed-rate loans and mortgage-backed securities declines due to the rate increases.

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

                       LIQUIDITY AND CAPITAL RESOURCES

The Corporation's primary sources of funds are deposits, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities and funds provided by operations. While scheduled loan and investment securities repayments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the movement of interest rates in general, economic conditions and competition. The Corporation manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable. In addition, the Corporation invests excess funds in FHLB overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Corporation has been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Bank may borrow from the FHLB of Cincinnati and has access to the Federal Reserve Bank discount window. The Bank has borrowed from the FHLB of Cincinnati as part of its asset/liability management strategy to match payments on the advances to the stream of income from its recently originated fixed rate one- to four-family residential loan portfolio and its investment in U.S. government agency bonds. As of June 30, 2003, the Bank had $21.2 million of advances outstanding.

Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as FHLB of Cincinnati overnight deposits. On a longer term basis, the Corporation maintains a strategy of investing in various investment securities and lending products. At June 30, 2003, the total approved mortgage-loan commitments outstanding amounted to $1.8 million. At the same date, the Corporation had maximum exposure for loan commitments under undisbursed loans in process and unused lines of credit totaling $4.4 million. In the opinion of management, all loan commitments had interest rates which equaled or exceeded market interest rates as of June 30, 2003, and will be funded from existing excess liquidity and normal cash flow from operations.

During fiscal 2003, the Corporation had positive cash flows from operating activities, investing, and financing activities, which resulted in a net increase in cash and cash equivalents for the year totaling $6.8 million.

During fiscal 2002, the Corporation had positive cash flows from operating activities and financing activities and negative cash flows from investing activities, which resulted in a net increase in cash and cash equivalents for the year totaling $4.2 million.

Operating activities provided cash during fiscal 2003 as net interest income exceeded general and administrative expenses. Cash flows from investing activities increased primarily as a result of loan repayments and maturities of investment securities exceeding loan disbursements and securities purchases. Cash flows from financing activities increased during fiscal 2003 primarily due to growth in deposits.

             REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Community Investors Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Community Investors Bancorp, Inc. as of June 30, 2003 and 2002, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Investors Bancorp, Inc. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.



Cincinnati, Ohio
August 11, 2003

                      COMMUNITY INVESTORS BANCORP, INC.

               CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           June 30, 2003 and 2002
                      (In thousands, except share data)


            ASSETS                                               2003         2002

Cash and due from banks                                      $    908     $  1,262
Interest-bearing deposits in other financial institutions      13,467        6,289
                                                             --------     --------
      Cash and cash equivalents                                14,375        7,551

Investment securities available for sale - at market            7,165        8,566
Investment securities held to maturity - at amortized
 cost, approximate market value of $85 and $91 as of
 June 30, 2003 and 2002, respectively                              84           89
Mortgage-backed securities available for sale - at market       1,701        4,197
Mortgage-backed securities held to maturity - at
 amortized cost, approximate market value of $375 and
 $492 as of June 30, 2003 and 2002, respectively                  364          497
Loans receivable - net                                         94,205       95,669
Loans held for sale - at lower of cost or market                  318            -
Office premises and equipment - at depreciated cost             1,806          730
Federal Home Loan Bank stock - at cost                          1,785        1,710
Accrued interest receivable on loans                              393          175
Accrued interest receivable on mortgage-backed securities          10           24
Accrued interest receivable on investments
 and interest-bearing deposits                                     60          107
Prepaid expenses and other assets                                 324          223
Prepaid federal income taxes                                       68          252
                                                             --------     --------

      Total assets                                           $122,658     $119,790
                                                             ========     ========
      LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                     $ 88,065     $ 85,656
Advances from the Federal Home Loan Bank                       21,244       21,334
Advances by borrowers for taxes and insurance                      79           70
Accrued interest payable                                          168          168
Other liabilities                                                 109          124
Deferred federal income taxes                                     149          114
                                                             --------     --------
      Total liabilities                                       109,814      107,466

Commitments                                                         -            -

Stockholders' equity
  Preferred stock, 1,000,000 shares of no par
   value authorized, no shares issued                               -            -
  Common stock, 4,000,000 shares authorized,
   $.01 par value; 1,660,850 shares issued                         17           17
  Additional paid-in capital                                    7,368        7,310
  Retained earnings, restricted                                11,136       10,371
  Shares acquired by stock benefit plans                         (129)        (208)
  Less 589,412 and 557,812 shares of treasury stock at
   June 30, 2003 and 2002, respectively - at cost              (5,615)      (5,234)
  Accumulated other comprehensive income - unrealized
   gains on securities designated as available for sale,
   net of related tax effects                                      67           68
                                                             --------     --------
      Total stockholders' equity                               12,844       12,324
                                                             --------     --------

      Total liabilities and stockholders' equity             $122,658     $119,790
                                                             ========     ========

The accompanying notes are an integral part of these statements.

                      COMMUNITY INVESTORS BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF EARNINGS

              For the years ended June 30, 2003, 2002 and 2001
                      (In thousands, except share data)


                                                                2003       2002       2001

Interest income
  Loans                                                       $6,509     $7,221     $7,653
  Mortgage-backed securities                                     162        344        530
  Investment securities                                          438        420        582
  Interest-bearing deposits and other                             89         33         75
                                                              ------     ------     ------
      Total interest income                                    7,198      8,018      8,840

Interest expense
  Deposits                                                     2,100      2,916      3,624
  Borrowings                                                   1,321      1,333      1,594
                                                              ------     ------     ------
      Total interest expense                                   3,421      4,249      5,218
                                                              ------     ------     ------

      Net interest income                                      3,777      3,769      3,622

Provision for losses on loans                                     33        139         68
                                                              ------     ------     ------

      Net interest income after provision
       for losses on loans                                     3,744      3,630      3,554

Other income
  Gain on sale of loans                                           77          -          -
  Loss on sale of property acquired in settlement of loans        (9)        (8)       (16)
  Other operating                                                385        341        304
                                                              ------     ------     ------
      Total other income                                         453        333        288

General, administrative and other expense
  Employee compensation and benefits                           1,286      1,080      1,172
  Occupancy and equipment                                        186        159        150
  Franchise taxes                                                100        139        142
  Data processing                                                382        259        257
  Other operating                                                557        504        483
                                                              ------     ------     ------
      Total general, administrative and other expense          2,511      2,141      2,204
                                                              ------     ------     ------

      Earnings before income taxes                             1,686      1,822      1,638

Federal income taxes
  Current                                                        535        568        509
  Deferred                                                        36         48         42
                                                              ------     ------     ------
      Total federal income taxes                                 571        616        551
                                                              ------     ------     ------

      NET EARNINGS                                            $1,115     $1,206     $1,087
                                                              ======     ======     ======

      EARNINGS PER SHARE
        Basic                                                 $ 1.05     $ 1.12     $  .98
                                                              ======     ======     ======

        Diluted                                               $ 1.01     $ 1.09     $  .96
                                                              ======     ======     ======

The accompanying notes are an integral part of these statements.

                      COMMUNITY INVESTORS BANCORP, INC.

               CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

              For the years ended June 30, 2003, 2002 and 2001
                               (In thousands)


                                                                      2003       2002      2001

Net earnings                                                        $1,115     $1,206    $1,087

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during the period, net of taxes (benefits) of $(1), $41 and $150 during
    the respective periods                                              (1)        80       292
                                                                    ------     ------    ------

Comprehensive income                                                $1,114     $1,286    $1,379
                                                                    ======     ======    ======

Accumulated comprehensive income (loss)                             $   67     $   68    $  (12)
                                                                    ======     ======    ======

The accompanying notes are an integral part of these statements.

                      COMMUNITY INVESTORS BANCORP, INC.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              For the years ended June 30, 2003, 2002 and 2001
                      (In thousands, except share data)


                                                                                                             Unrealized
                                                                                                                  gains
                                                                                                            (losses) on
                                                                                      Shares                 securities
                                                     Additional                     acquired                 designated
                                           Common       paid-in    Retained         by stock    Treasury   as available
                                            stock       capital    earnings    benefit plans      shares       for sale      Total

Balance at July 1, 2000                       $17        $7,191     $ 8,728            $(461)    $(4,408)         $(304)   $10,763

Exercise of stock options                       -            (5)          -                -          17              -         12
Purchase of treasury shares, at cost            -             -           -                -        (404)             -       (404)
Amortization expense of stock benefit plans     -            70           -              149           -              -        219
Net earnings for the year ended
 June 30, 2001                                  -             -       1,087                -           -              -      1,087
Cash dividends of $.28 per share                -             -        (311)               -           -              -       (311)
Unrealized gains on securities designated
 as available for sale, net of related
 tax effects                                    -             -           -                -           -            292        292
                                              ---        ------     -------            -----     -------          -----    -------

Balance at June 30, 2001                       17         7,256       9,504             (312)     (4,795)           (12)    11,658

Exercise of stock options                       -            (3)          -                -          17              -         14
Purchase of treasury shares, at cost            -             -           -                -        (456)             -       (456)
Amortization expense of stock benefit plans     -            57           -              104           -              -        161
Net earnings for the year ended
 June 30, 2002                                  -             -       1,206                -           -              -      1,206
Cash dividends of $.30 per share                -             -        (339)               -           -              -       (339)
Unrealized gains on securities designated
 as available for sale, net of related
 tax effects                                    -             -           -                -           -             80         80
                                              ---        ------     -------            -----     -------          -----    -------

Balance at June 30, 2002                       17         7,310      10,371             (208)     (5,234)            68     12,324

Exercise of stock options                       -            (7)          -                -          31              -         24
Purchase of treasury shares, at cost            -             -           -                -        (412)             -       (412)
Amortization expense of stock benefit plans     -            65           -               79           -              -        144
Net earnings for the year ended
 June 30, 2003                                  -             -       1,115                -           -              -      1,115
Cash dividends of $.32 per share                -             -        (350)               -           -              -       (350)
Unrealized losses on securities designated
 as available for sale, net of related
 tax effects                                    -             -           -                -           -             (1)        (1)
                                              ---        ------     -------            -----     -------          -----    -------

Balance at June 30, 2003                      $17        $7,368     $11,136            $(129)    $(5,615)         $  67    $12,844
                                              ===        ======     =======            =====     =======          =====    =======

The accompanying notes are an integral part of these statements.

                      COMMUNITY INVESTORS BANCORP, INC.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the years ended June 30, 2003, 2002 and 2001
                               (In thousands)


                                                                            2003         2002         2001

Cash flows from operating activities:
  Net earnings for the year                                             $  1,115     $  1,206     $  1,087
  Adjustments to reconcile net earnings to net cash
   provided by (used in) operating activities:
    Amortization of discounts and premiums on investments
     and mortgage-backed securities - net                                     33           15           36
    Amortization of deferred loan origination fees                          (115)        (123)         (77)
    Depreciation and amortization                                             86           72           67
    Provision for losses on loans                                             33          139           68
    Gain on sale of loans                                                    (77)           -            -
    Origination of loans for sale in the secondary market                 (2,355)           -            -
    Proceeds from sale of loans                                            2,094            -            -
    Amortization expense of stock benefit plans                              144          161          219
    Loss on sale of property acquired in settlement of loans                   9            8           16
    Federal Home Loan Bank stock dividends                                   (75)         (89)        (114)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                  (218)         (77)         (12)
      Accrued interest receivable on mortgage-backed securities               14           17           11
      Accrued interest receivable on investments and
       interest-bearing deposits                                              47          (39)          50
      Prepaid expenses and other assets                                     (101)          10          (57)
      Accrued interest payable                                                 -          (28)        (133)
      Other liabilities                                                      (15)          (6)         (58)
      Federal income taxes
        Current                                                              184          (47)          30
        Deferred                                                              36           48           42
                                                                        --------     --------     --------
      Net cash provided by operating activities                              839        1,267        1,175

Cash flows provided by (used in) investing activities:
  Proceeds from maturity of investment securities                         13,265        4,899        5,794
  Proceeds from sale of investment securities designated as
   available for sale                                                          -          300            -
  Purchase of investment securities designated as available for sale     (11,826)      (7,591)      (2,440)
  Principal repayments on mortgage-backed securities                       2,561        2,919        2,541
  Loan principal repayments                                               35,508       38,054       18,856
  Loan disbursements                                                     (33,978)     (39,587)     (18,709)
  Purchase of office premises and equipment                               (1,162)        (116)         (61)
  Proceeds from sale of property acquired in settlement of loans              27           55           60
                                                                        --------     --------     --------
      Net cash provided by (used in) investing activities                  4,395       (1,067)       6,041
                                                                        --------     --------     --------

      Net cash provided by operating and investing activities
       (subtotal carried forward)                                          5,234          200        7,216
                                                                        --------     --------     --------

                      COMMUNITY INVESTORS BANCORP, INC.

              For the years ended June 30, 2003, 2002 and 2001
                               (In thousands)


                                                                            2003         2002         2001

      Net cash provided by operating and investing activities
       (subtotal brought forward)                                       $  5,234     $    200     $  7,216

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                         2,409        5,566          952
  Proceeds from Federal Home Loan Bank advances                                -        1,500       10,164
  Repayment of Federal Home Loan Bank advances                               (90)      (2,365)     (16,576)
  Advances by borrowers for taxes and insurance                                9           38           27
  Proceeds from exercise of stock options                                     24           14           12
  Purchase of treasury stock                                                (412)        (456)        (404)
  Dividends on common stock                                                 (350)        (339)        (311)
                                                                        --------     --------     --------
      Net cash provided by (used in) financing activities                  1,590        3,958       (6,136)
                                                                        --------     --------     --------

Net increase in cash and cash equivalents                                  6,824        4,158        1,080

Cash and cash equivalents at beginning of year                             7,551        3,393        2,313
                                                                        --------     --------     --------

Cash and cash equivalents at end of year                                $ 14,375     $  7,551     $  3,393

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                $    382     $    603     $    517
                                                                        ========     ========     ========

    Interest on deposits and borrowings                                 $  3,420     $  4,277     $  5,351
                                                                        ========     ========     ========

Supplemental disclosure of noncash investing activities:
  Transfers from loans to property acquired in settlement of loans      $     36     $     55     $     21
                                                                        ========     ========     ========

  Loans disbursed upon sale of property acquired in
   settlement of loans                                                  $     25     $      -     $      -
                                                                        ========     ========     ========

  Unrealized gains (losses) on securities designated as available
   for sale, net of related tax benefits                                $     (1)    $     80     $    292
                                                                        ========     ========     ========

  Transfers of investment securities from held to maturity to an
   available for sale classification                                    $      -     $    807     $      -
                                                                        ========     ========     ========

  Recognition of mortgage servicing rights in accordance with
   SFAS No. 140                                                         $     20     $      -     $      -
                                                                        ========     ========     ========

The accompanying notes are an integral part of these statements.

                      COMMUNITY INVESTORS BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        June 30, 2003, 2002 and 2001

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

1.    Principles of Consolidation
      ---------------------------

The consolidated financial statements include the accounts of the Corporation and its subsidiary, the Bank. All significant intercompany balances and transactions have been eliminated.

2.    Investment Securities and Mortgage-Backed Securities
      ----------------------------------------------------

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

Realized gains and losses on sales of securities are recognized using the specific identification method.

3.    Loans Receivable
      ----------------

Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.    Loans Receivable (continued)
      ----------------------------

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

Loans held for sale are carried at the lower of cost (less principal payments received) or fair value (market value), calculated on an aggregate
basis.  At June 30, 2003, loans held for sale were carried at cost.   At
June 30, 2002, the Bank had no loans held for sale.

During the fiscal year ended June 30, 2003, the Bank sold loans in transactions with the Federal Home Loan Bank totaling approximately $2.0 million. Such loans were sold on a recourse basis. The Bank's contingent liability with respect to such recourse amounted to approximately $10,000 at June 30, 2003.

The Bank accounts for mortgage servicing rights in accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Bank recognize, as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Bank, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

The Bank recorded a nominal amount of amortization related to mortgage servicing rights during the fiscal year ended June 30, 2003, as loans sold to the Federal Home Loan Bank in fiscal 2003 did not take place until the latter part of the fiscal year. The carrying value of the Bank's mortgage servicing rights, which approximated their fair value, totaled approximately $20,000 at June 30, 2003.

At June 30, 2003, the Bank was servicing mortgage loans of approximately $2.0 million, that had been sold to the Federal Home Loan Bank.

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.    Loan Origination Fees
      ---------------------

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

5.    Allowance for Loan Losses
      -------------------------

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

The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

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

At June 30, 2003 and 2002, the Bank had no loans that would be defined as impaired under SFAS No. 114.

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

6.    Office Premises and Equipment
      -----------------------------

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

7.    Property Acquired in Settlement of Loans
      ----------------------------------------

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

8.    Federal Income Taxes
      --------------------

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

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

9.    Benefit Plans
      -------------

The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense recognized related to the ESOP totaled approximately $159,000, $136,000 and $115,000 for the fiscal years ended June 30, 2003,
2002 and 2001, respectively.

The Corporation also has a Management Recognition Plan ("MRP"). During fiscal 1996, the MRP purchased 66,430 shares of the Corporation's common stock in the open market. As of June 30, 2003, the Corporation had awarded 64,325 shares under the MRP, leaving 2,105 shares available for allocation at June 30, 2003. Common stock awarded under the MRP vests ratably over a five year period, commencing with the date of award. At June 30, 2003, the Corporation had distributed 64,025 cumulative shares, leaving 300 awarded shares, which are scheduled to vest through fiscal 2005. A provision of $3,000, $39,000 and $72,000 related to the MRP was charged to expense for the fiscal years ended June 30, 2003, 2002 and 2001, respectively.

10.   Stock Option Plan
      -----------------

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



                      COMMUNITY INVESTORS BANCORP, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        June 30, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

10.   Stock Option Plan (continued)
      -----------------------------

<TABLE

                                                   2003        2002        2001

Net earnings (In thousands)     As reported      $1,115      $1,206      $1,087
                                                 ======      ======      ======

                                  Pro-forma      $1,115      $1,200      $1,060
                                                 ======      ======      ======

Earnings per share
  Basic                         As reported      $ 1.05      $ 1.12      $  .98
                                                 ======      ======      ======

                                  Pro-forma      $ 1.05      $ 1.11      $  .95
                                                 ======      ======      ======

  Diluted                       As reported      $ 1.01      $ 1.09      $  .96
                                                 ======      ======      ======

                                  Pro-forma      $ 1.01      $ 1.09      $  .94
                                                 ======      ======      ======

The fair value of each option grant was estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1998, 1997 and 1996, respectively; dividend yield of 7.0% and expected volatility of 20.0% for all years; risk-free interest rates of 6.5%, 6.5% and 6.0% and expected lives of ten years.

A summary of the status of the Corporation's stock option plan as of June 30, 2003, 2002 and 2001, and changes during the periods ending on those dates is presented below:


                                              2003                    2002                    2001
                                      --------------------    --------------------    --------------------
                                                 Weighted-               Weighted-               Weighted-
                                                   average                 average                 average
                                                  exercise                exercise                exercise
                                       Shares        price     Shares        price     Shares        price

Outstanding at beginning of year      110,774        $7.64    112,574        $7.64    114,824       $ 7.64
Granted                                     -            -          -            -          -            -
Exercised                              (3,300)        7.33     (1,800)        7.67     (1,800)        6.61
Forfeited                                   -            -          -            -       (450)       10.83
                                      -------        -----    -------        -----    -------       ------

Outstanding at end of year            107,474        $7.65    110,774        $7.64    112,574       $ 7.64
                                      =======        =====    =======        =====    =======       ======

Options exercisable at year-end       107,474        $7.65    107,050        $7.54    102,787       $ 7.41
                                      =======        =====    =======        =====    =======       ======

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

10.   Stock Option Plan (continued)
      -----------------------------

The following information applies to options outstanding at June 30, 2003:


Number outstanding                                       107,474
Range of exercise prices                          $6.61 - $10.83
Weighted-average exercise price                            $7.65
Weighted-average remaining contractual life            3.6 years

11.   Earnings Per Share
      ------------------

Basic earnings per share is computed based upon the weighted-average shares outstanding during the period less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding gives effect to a reduction for 32,301, 45,737 and 59,173 weighted-average unallocated shares held by the ESOP for the fiscal years ended June 30, 2003, 2002 and 2001, respectively.

Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations were as follows:


                                           2003         2002         2001

Weighted-average common shares
 outstanding (basic)                    1,061,141    1,076,945    1,113,043
Dilutive effect of  assumed exercise
 of stock options                          38,025       28,800       16,685
Weighted-average common shares
 outstanding (diluted)                  1,099,166    1,105,745    1,129,728

Options to purchase 18,621 and 19,071 shares of common stock with a respective weighted-average exercise price of $10.71 and $10.72 were outstanding at June 30, 2002 and 2001, respectively, but were excluded from the computation of diluted earnings per share for those respective years because their exercise prices were greater than the average market price of the common shares.

12.   Fair Value of Financial Instruments
      -----------------------------------

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

                        June 30, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12.   Fair Value of Financial Instruments (continued)
      -----------------------------------------------

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2003 and 2002:

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

      Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 2003 and 2002 was not material.

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12.   Fair Value of Financial Instruments (continued)
      -----------------------------------------------

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:


                                                           2003                    2002
                                                   --------------------    --------------------
                                                   Carrying        Fair    Carrying        Fair
                                                      value       value       value       value
                                                                  (In thousands)

Financial assets
  Cash and cash equivalents                        $ 14,375    $ 14,375    $  7,551    $  7,551
  Investment securities                               7,249       7,250       8,655       8,657
  Mortgage-backed securities                          2,065       2,076       4,694       4,689
  Loans receivable - net                             94,523      97,824      95,669      97,300
  Federal Home Loan Bank stock                        1,785       1,785       1,710       1,710
                                                   --------    --------    --------    --------

                                                   $119,997    $123,310    $118,279    $119,907
                                                   ========    ========    ========    ========

Financial liabilities
  Deposits                                         $ 88,065    $ 88,432    $ 85,656    $ 85,973
  Advances from the Federal Home Loan Bank           21,244      22,256      21,334      21,895
  Advances by borrowers for taxes and insurance          79          79          70          70
                                                   --------    --------    --------    --------

                                                   $109,388    $110,767    $107,060    $107,938
                                                   ========    ========    ========    ========

13.   Advertising
      -----------

Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $80,000, $72,000 and $68,000 for the fiscal years ended June 30, 2003, 2002 and 2001, respectively.

14.   Cash and Cash Equivalents
      -------------------------

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

15.   Reclassifications
      -----------------

Certain prior year amounts have been reclassified to conform to the 2003 consolidated financial statement presentation.

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2003, 2002 and 2001

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

Carrying values and estimated fair values of investment securities held to maturity at June 30 are summarized as follows:


                                 2003                     2002
                         ---------------------    ---------------------
                                     Estimated                Estimated
                         Carrying         fair    Carrying         fair
                            value        value       value        value
                                         (In thousands)

U. S. Government and
  agency obligations          $29          $30         $34          $36
Municipal obligations          55           55          55           55
                              ---          ---         ---          ---

                              $84          $85         $89          $91
                              ===          ===         ===          ===

At June 30, 2003 and 2002, the fair value of the Corporation's investment securities exceeded the cost carrying value by $1,000 and $2,000, respectively, comprised solely of gross unrealized gains. Investment securities held to maturity at June 30, 2003 and 2002 were scheduled to mature after fiscal 2008.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities designated as available for sale at June 30 are summarized as follows:


                                                      2003
                               --------------------------------------------------
                                                 Gross         Gross    Estimated
                               Amortized    unrealized    unrealized         fair
                                    cost         gains        losses        value
                                                 (In thousands)

U.S. Government
  agency obligations              $4,006          $ 12           $10       $4,008
Mutual funds                         487             -            15          472
Corporate debt securities          2,534            89             -        2,623
Corporate equity securities           49            13             -           62
                                  ------          ----           ---       ------
                                  $7,076          $114           $25       $7,165
                                  ======          ====           ===       ======


                                                      2002
                               --------------------------------------------------
                                                 Gross         Gross    Estimated
                               Amortized    unrealized    unrealized         fair
                                    cost         gains        losses        value
                                                 (In thousands)

U.S. Government
  agency obligations              $5,447          $ 33           $19      $5,461
Mutual funds                         487             -            16         471
Corporate debt securities          2,551            23             -       2,574
Corporate equity securities           49            11             -          60
                                  ------          ----           ---      ------
                                  $8,534          $ 67           $35      $8,566
                                  ======          ====           ===      ======

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2003, 2002 and 2001

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost and estimated fair value of U.S. Government agency securities and corporate debt securities designated as available for sale at June 30, by contractual terms to maturity, are shown below:


                                          2003                      2002
                                 ----------------------    ----------------------
                                              Estimated                 Estimated
                                 Amortized         fair    Amortized         fair
                                      cost        value         cost        value
                                                  (In thousands)

Due in three years or less          $2,034       $2,122       $1,000       $1,015
Due after three years through
  five years                         1,500        1,493        3,051        3,076
Due after five years                 3,006        3,016        3,947        3,944
                                    ------       ------       ------       ------
                                    $6,540       $6,631       $7,998       $8,035
                                    ======       ======       ======       ======

At June 30, 2003 and 2002, investment securities with an aggregate book value of $5.1 million and $6.4 million, respectively, were pledged as collateral for public deposits.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 2003 and 2002 are summarized as follows:


                                                                     2003
                                              --------------------------------------------------
                                                                Gross         Gross    Estimated
                                              Amortized    unrealized    unrealized         fair
                                                   cost         gains        losses        value
                                                                (In thousands)

Available for sale:
  Government National Mortgage
    Association participation certificates       $1,093           $ -           $ 2       $1,091
  Federal National Mortgage Association
    participation certificates                      595            15             -          610
                                                 ------           ---           ---       ------
      Total mortgage-backed
        securities available for sale             1,688            15             2        1,701

Held to maturity:
  Federal Home Loan Mortgage
    Corporation participation certificates          282             7             -          289
  Government National Mortgage Association
    participation certificates                       82             4             -           86
                                                 ------           ---           ---       ------
      Total mortgage-backed
        securities held to maturity                 364            11             -          375
                                                 ------           ---           ---       ------

      Total mortgage-backed securities           $2,052           $26           $ 2       $2,076
                                                 ======           ===           ===       ======

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2003, 2002 and 2001

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)


                                                                     2002
                                              --------------------------------------------------
                                                                Gross         Gross    Estimated
                                              Amortized    unrealized    unrealized         fair
                                                   cost         gains        losses        value
                                                                (In thousands)

Available for sale:
  Federal Home Loan Bank
    participation certificates                   $   94           $ 1           $ -       $   95
  Government National Mortgage
    Association participation certificates        1,775             5             -        1,780
  Federal National Mortgage Association
    participation certificates                    2,256            66             -        2,322
                                                 ------           ---           ---       ------
      Total mortgage-backed
        securities available for sale             4,125            72             -        4,197

Held to maturity:
  Federal Home Loan Mortgage
    Corporation participation certificates          370             3            12          361
  Government National Mortgage Association
    participation certificates                      127             4             -          131
                                                 ------           ---           ---       ------
      Total mortgage-backed
        securities held to maturity                 497             7            12          492
                                                 ------           ---           ---       ------

      Total mortgage-backed securities           $4,622           $79           $12       $4,689
                                                 ======           ===           ===       ======

The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.


                                          June 30,
                                     ------------------
                                       2003        2002
                                       (In thousands)

Available for sale:
  Due within three years             $  595      $1,881
  Due in five to ten years                -           -
  Due in ten to twenty years              -         469
  Due after twenty years              1,093       1,775
                                     ------      ------

                                     $1,688      $4,125
                                     ======      ======

Held to maturity:
  Due in five to ten years           $   14      $   27
  Due in ten to twenty years            350           2
  Due after twenty years                  -         468
                                     ------      ------

                                     $  364      $  497
                                     ======      ======

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2003, 2002 and 2001

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio, including loans held for sale, at June 30 is as follows:


                                                    2003         2002
                                                      (In thousands)

Residential real estate
  One-to-four family                             $79,801      $79,248
  Multi-family                                       790          898
  Construction                                     1,458        1,974
Nonresidential real estate and land                5,001        6,615
Mobile home loans                                     16           50
Consumer and other                                 9,268        9,675
                                                 -------      -------
                                                  96,334       98,460
Less:
  Undisbursed portion of loans in process            999        1,940
  Deferred loan origination fees                     268          293
  Allowance for loan losses                          544          558
                                                 -------      -------

                                                 $94,523      $95,669
                                                 =======      =======

The Bank's lending efforts have historically focused on one-to-four family and multi-family residential real estate loans, which comprise approximately $81.1 million, or 86%, of the total loan portfolio at June 30, 2003 and $80.2 million, or 84%, of the total loan portfolio at June 30, 2002. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of northern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Bank's primary lending area are presently stable.

In the normal course of business, the Bank has made loans to some of its directors, officers and employees. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. Loans to directors and officers totaled approximately $1.1 million and $1.2 million at June 30, 2003 and 2002, respectively.

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2003, 2002 and 2001

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows for the years ended June 30:


                                       2003      2002      2001
                                            (In thousands)

Balance at beginning of year           $558      $497      $484
Provision for losses on loans            33       139        68
Charge-offs of loans                    (60)      (87)      (61)
Recoveries                               13         9         6
                                       ----      ----      ----

Balance at end of year                 $544      $558      $497
                                       ====      ====      ====

As of June 30, 2003, the Bank's allowance for loan losses was comprised of a general loss allowance of $493,000, which is includible as a component of regulatory risk-based capital, and a specific loss allowance of $51,000.

Nonperforming and nonaccrual loans totaled approximately $1.6 million, $619,000 and $695,000 at June 30, 2003, 2002 and 2001, respectively.

During the years ended June 30, 2003, 2002 and 2001, interest income of approximately $28,000, $54,000 and $42,000, respectively, would have been recognized had nonperforming loans been performing in accordance with their contractual terms.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at June 30 are comprised of the following:


                                                       2003        2002
                                                        (In thousands)

Land and improvements                                $  577      $  142
Office buildings and improvements                     1,101         695
Furniture, fixtures and equipment                       676         368
                                                     ------      ------
                                                      2,354       1,205
Less accumulated depreciation and amortization          548         475
                                                     ------      ------

                                                     $1,806      $  730
                                                     ======      ======

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2003, 2002 and 2001

NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:


Deposit type and weighted-
average interest rate                      2003         2002
                                             (In thousands)

NOW accounts
  2003 - 0.27%                          $11,534
  2002 - 1.19%                                       $10,456
Money market demand deposits
  2003 - 1.16%                            8,979
  2002 - 2.61%                                         9,883
Passbook
  2003 - 0.25%                           20,130
  2002 - 2.25%                                        18,419
                                        -------      -------
Total demand, transaction and
 passbook deposits                       40,643       38,758

Certificates of deposit
  Original maturities of:
    Less than 12 months
      2003 - 1.78%                        6,545
      2002 - 2.76%                                     8,330
    12 months to 24 months
      2003 - 2.64%                       22,989
      2002 - 3.42%                                    20,256
    30 months to 36 months
      2003 - 1.98%                          379
      2002 - 4.71%                                     2,947
    More than 36 months
      2003 - 4.13%                        5,458
      2002 - 5.18%                                     3,298
    Individual retirement accounts
      2003 - 3.11%                       12,051
      2002 - 4.05%                                    12,067
                                        -------      -------
Total certificates of deposit            47,422       46,898
                                        -------      -------

Total deposit accounts                  $88,065      $85,656
                                        =======      =======

At June 30, 2003 and 2002, the Bank had certificate of deposit accounts with balances in excess of $100,000 totaling $6.2 million and $3.8 million, respectively.

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2003, 2002 and 2001

NOTE F - DEPOSITS (continued)

Interest expense on deposits for the year ended June 30 is summarized as follows:


                                     2003        2002        2001
                                            (In thousands)

Passbook                           $  156      $  373      $  441
NOW accounts                          390         245         248
Certificates of deposit             1,554       2,298       2,935
                                   ------      ------      ------

                                   $2,100      $2,916      $3,624
                                   ======      ======      ======

Maturities of outstanding certificates of deposit at June 30 are summarized as follows:


                                        2003         2002
                                         (In thousands)

Less than one year                   $40,740      $36,991
One to three years                     4,519        8,394
Over three years                       2,163        1,513
                                     -------      -------

                                     $47,422      $46,898
                                     =======      =======

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at June 30, 2003 by pledges of certain residential mortgage loans totaling $26.6 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:


                     Maturing fiscal
Interest rate      year ending June 30,              2003         2002
                                                  (Dollars in thousands)

6.20% - 7.05%             2008                    $   244      $   334
5.92% - 6.52%             2010                     21,000       21,000
                                                  -------      -------

                                                  $21,244      $21,334
                                                  =======      =======

Weighted-average interest rate                       6.21%        6.21%
                                                  =======      =======

The outstanding advances at both June 30, 2003 and 2002, contain a call provision whereby the Federal Home Loan Bank may redeem the advance on the anniversary date of the advance and annually thereafter.

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2003, 2002 and 2001

NOTE H - FEDERAL INCOME TAXES

Federal income taxes differ from the amounts computed at the statutory corporate tax rate as follows for the years ended June 30:


                                                 2003      2002      2001
                                                      (In thousands)

Federal income taxes computed at
 statutory rate                                  $573      $619      $557
Decrease in taxes resulting primarily from
 tax-exempt interest                               (2)       (3)       (6)
                                                 ----      ----      ----
Federal income tax provision per consolidated
 statements of earnings                          $571      $616      $551
                                                 ====      ====      ====

The composition of the Corporation's net deferred tax liability at June 30 is as follows:


                                                       2003        2002
                                                        (In thousands)

Taxes (payable) refundable on temporary
 differences at estimated corporate tax rate:
  Deferred tax assets:
    General loan loss allowance                       $ 168       $ 153
    Deferred loan origination fees                       91         100
    Stock benefit plan                                    1           5
    Other                                                12           -
                                                      -----       -----
      Total deferred tax assets                         272         258

  Deferred tax liabilities:
    Percentage of earnings bad debt deduction            (4)         (8)
    Unrealized gains on securities designated as
     available for sale                                 (35)        (36)
    Federal Home Loan Bank stock dividends             (290)       (265)
    Book/tax depreciation                               (92)        (57)
    Other                                                 -          (6)
                                                      -----       -----
      Total deferred tax liabilities                   (421)       (372)
                                                      -----       -----

      Net deferred tax liability                      $(149)      $(114)
                                                      =====       =====

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2003, 2002 and 2001

NOTE H - FEDERAL INCOME TAXES (continued)

Prior to 1997, the Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2003, includes approximately $1.2 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction at June 30, 2003 is approximately $400,000. The Bank is required to recapture as taxable income approximately $26,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Bank has provided deferred taxes for this amount and has amortized the recapture of the bad debt reserve into taxable income over a six year period beginning in fiscal 1998.


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

At June 30, 2003, the Bank had outstanding commitments of approximately $1.8 to originate loans. Additionally, the Bank was obligated under unused lines of credit totaling $1.9 million for home equity loans and $1.5 million for commercial loans. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2003, and will be funded from normal cash flow from operations.

Additionally, the Bank had a commitment to sell loans totaling $148,000 at June 30, 2003.


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

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2003, 2002 and 2001

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

During fiscal 2003, the Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

As of June 30, 2003 and 2002, management believes that the Bank met all capital adequacy requirements to which it was subject.


                                                          2003
                      ----------------------------------------------------------------------------
                                                                               To be "well-
                                                                            capitalized" under
                                                 For capital                 prompt corrective
                           Actual             adequacy purposes              action provisions
                      ----------------    -------------------------     --------------------------
                       Amount    Ratio          Amount        Ratio           Amount         Ratio
                                                 (Dollars in thousands)

Risk-based capital    $12,904    19.7%    > or =$5,289    > or =8.0%    > or =$6,611    > or =10.0%

Core capital          $12,411    10.1%    > or =$4,893    > or =4.0%    > or =$7,340    > or =6.0%

Tangible capital      $12,411    10.1%    > or =$1,835    > or =1.5%    > or =$6,116    > or =5.0%

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2003, 2002 and 2001

NOTE J - REGULATORY CAPITAL (continued)


                                                          2002
                      ----------------------------------------------------------------------------
                                                                               To be "well-
                                                                            capitalized" under
                                                 For capital                 prompt corrective
                           Actual             adequacy purposes              action provisions
                      ----------------    -------------------------     --------------------------
                       Amount    Ratio          Amount        Ratio           Amount         Ratio
                                                 (Dollars in thousands)

Risk-based capital    $12,261    18.0%    > or =$5,449    > or =8.0%    > or =$6,811    > or =10.0%

Core capital          $11,810     9.9%    > or =$4,776    > or =4.0%    > or =$7,163    > or =6.0%

Tangible capital      $11,810     9.9%    > or =$1,791    > or =1.5%    > or =$5,970    > or =5.0%

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

                        June 30, 2003, 2002 and 2001

NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS
  BANCORP, INC.

The following condensed financial statements summarize the financial position of Community Investors Bancorp, Inc. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the years ended June 30, 2003, 2002 and 2001.

                      COMMUNITY INVESTORS BANCORP, INC.
                      STATEMENTS OF FINANCIAL CONDITION
                           June 30, 2003 and 2002
                               (In thousands)


ASSETS                                                         2003        2002

Non interest-bearing deposits in First Federal Community
  Bank of Bucyrus                                           $    49     $    18
Loan receivable from ESOP                                       151         221
Investment in First Federal Community Bank of Bucyrus        12,480      11,878
Prepaid expenses and other                                      166         229
                                                            -------     -------

      Total assets                                          $12,846     $12,346
                                                            =======     =======

      LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses and other liabilities                      $     2     $    22

Stockholders' equity
  Common stock and additional paid-in capital                 7,385       7,327
  Retained earnings                                          11,136      10,371
  Shares acquired by stock benefit plans                       (129)       (208)
  Treasury shares - at cost                                  (5,615)     (5,234)
  Unrealized gains on securities designated as available
   for sale, net of related tax effects                          67          68
                                                            -------     -------
      Total stockholders' equity                             12,844      12,324
                                                            -------     -------

      Total liabilities and stockholders' equity            $12,846     $12,346
                                                            =======     =======

                      COMMUNITY INVESTORS BANCORP, INC.
                           STATEMENTS OF EARNINGS
                  Years ended June 30, 2003, 2002 and 2001
                               (In thousands)


                                                     2003       2002       2001

Revenue
  Interest income                                  $   10     $   21     $    9
  Equity in earnings of First Federal Community
   Bank of Bucyrus                                  1,146      1,255      1,168
                                                   ------     ------     ------
      Total revenue                                 1,156      1,276      1,177

General, administrative and other expenses             59         95        132
                                                   ------     ------     ------

      Earnings before income tax credits            1,097      1,181      1,045

Federal income tax credits                            (18)       (25)       (42)
                                                   ------     ------     ------

      NET EARNINGS                                 $1,115     $1,206     $1,087
                                                   ======     ======     ======

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2003, 2002 and 2001

NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS
  BANCORP, INC. (continued)

                      COMMUNITY INVESTORS BANCORP, INC.
                          STATEMENTS OF CASH FLOWS
                  Years ended June 30, 2003, 2002 and 2001
                               (In thousands)


                                                               2003       2002       2001

Cash flows from operating activities:
  Net earnings for the year                                  $1,115     $1,206     $1,087
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Undistributed earnings of consolidated subsidiary          (487)      (662)    (1,168)
    Amortization expense of stock benefit plan                   28         57        108
    Increases (decreases) in cash due to changes in:
      Prepaid expenses and other assets                          63        (29)         4
      Other liabilities                                         (20)       (24)       (37)
                                                             ------     ------     ------
      Net cash provided by (used in) operating activities       699        548         (6)

Cash flows provided by investing activities:
  Repayments on ESOP loan                                        70         66         60

Cash flows from financing activities:
  Proceeds from exercise of stock options                        24         14         12
  Dividends on common stock                                    (350)      (339)      (311)
  Purchase of treasury stock                                   (412)      (456)      (404)
                                                             ------     ------     ------
      Net cash used in financing activities                    (738)      (781)      (703)
                                                             ------     ------     ------

Net increase (decrease) in cash and cash equivalents             31       (167)      (649)

Cash and cash equivalents at beginning of year                   18        185        834
                                                             ------     ------     ------

Cash and cash equivalents at end of year                     $   49     $   18     $  185
                                                             ======     ======     ======

The Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Bank to the Corporation.
Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net income for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. In April 2003, the Bank received OTS approval to make $825,000 in capital distributions to the Corporation during 2003, none of which had been paid as of June 30, 2003.

Board of Directors                       Executive Officers
John W. Kennedy                          John W. Kennedy
President and Chief Executive            President and Chief Executive Officer
 Officer of First Federal
 Community Bank                          Phillip W. Gerber
                                         Executive Vice President
Dale C. Hoyles
Chairman of the Board, Retired           Brian R. Buckley
 Senior Vice President/Treasurer         Vice President
 of Centurion Financial
                                         Robert W. Siegel
David M. Auck                            Assistant Vice President and Treasurer
Vice Chairman of the Board
 Co-owner Auck Dostal Agency             Assistant Vice Presidents
                                         Lynn A. Brewer
Philip E. Harris                         Jane A. Cremeans
General Manager, Supply Chain Services   Timothy G. Heydinger
 The Timken Company                      Kimberly B. Roe

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

                                         Major Market Makers
                                         Friedman, Billings, Ramsey & Company
                                         Sweney, Cartwright & Company
                                         Goldman, Sachs & Company
                                         Stifel Nicolaus & Co.
                                         Knight Securities L.P.

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

South Branch - Cheryl Korner              New Washington - Sharon Carman
875 S. Sandusky Avenue                    220 W. Mansfield Street
Bucyrus, Ohio  44820                      New Washington, Ohio  44854

                          Automated Teller Machine
                              1661 Marion Road
                            Bucyrus, Ohio  44820


   Visit First Federal Community Bank on the worldwide web at www.ffcb.com


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