Form 10KSB, Exhibit 13
period 2004-06-30
COMMUNITY INVESTORS BANCORP INC
filed 2004-09-28
CIK 930277

Exhibit 13

                             2004 Annual Report

                                 CiBi [LOGO]

                      Community Investors Bancorp, Inc.


                              TABLE OF CONTENTS


President's Letter to Stockholders                                        2

The Business of Community Investors Bancorp, Inc. and First Federal
 Community Bank                                                           3

Market for Common Stock                                                   4

Selected Consolidated Financial Data.                                     5

Management's Discussion and Analysis of Financial Condition
 and Results of Operations                                                7

Discussion of Financial Condition Changes from June 30, 2003 to
 June 30, 2004                                                            9

Comparison of Results of Operations for Fiscal Years Ended
 June 30, 2004 and 2003                                                  10

Comparison of Results of Operations for Fiscal Years Ended
 June 30, 2003 and 2002                                                  12

Average Yield Analysis                                                   14

Rate/Volume Table                                                        15

Asset and Liability Management                                           16

Liquidity and Capital Resources                                          18

Report of Independent Certified Public Accountants                       20

Consolidated Financial Statements                                        21

Directors and Officers                                                   50

Stockholder Services                                                     51

Dear Shareholders

      We are pleased to present you the annual report for Community Investors Bancorp, Inc. for our fiscal year ending June 30, 2004.

      This year has been exciting as well as challenging. In our letter to you last year we indicated to you that we were taking the initiative to expand our banking facilities to better serve our current customer and to attract new customers as well. Toward this end, we opened our newest full service branch office on East Mansfield St. in Bucyrus near the East Pointe Shopping Center and are pleased with the results. The new location of our New Washington, Ohio office has exceeded our expectations and continues to generate new business. We also introduced our new Internet banking service "First One-Line" including free bill-pay service. We are adding new users every day and monthly transaction volume continues to grow.

      Another key area of our strategic plan was to devote more resources to our commercial and small business lending in order to enhance profitability as well as diversify the risk in our portfolio. In February, Jeff Urban joined our staff as Vice President/Commercial Lending. Jeff brings over thirty years of banking and lending experience and is expanding this line of business for us. As a compliment to this business loan program, we introduced our "Business Advantage" account to partner with the commercial and small businesses in our market area to provide an array of services at no cost to those customers.

      One of the greater challenges facing public companies is intensified financial reporting requirements. As a result, we are extremely pleased to welcome Tom Kalb to our management team as Vice President and Chief Financial Officer. Tom brings over twenty-five years of accounting experience to us and is a Certified Public Accountant.

      Another challenge we faced was not meeting our earnings expectations. We had been somewhat aggressive with our projected revenue (interest rates dropped much quicker than anticipated) but did not project our general and administrative expense being higher than budgeted. Our goal for 2005 is to show improvement in earnings over this past year. We intend to accomplish this through increased loan production, an expectation that interest rates will rise (nearly 70% of our loans have adjustable rates), and making it a priority to better manage (and reduce) our general and administrative expenses.

      One of the goals established by your Board of Directors nearly ten years ago was to increase the cash dividend each year. For nine consecutive years, we have done just that. Not only is it our intent to continue that initiative but to continue to build shareholder value. The total return on your investment for fiscal year 2004 was over 20% and the cumulative return to our charter shareholders has totaled an average of 28% per annum over the past nine years.

      Please review the discussion and analysis portion of this Annual Report, as well as the Financial Statements and notes thereto, for further clarification of the data presented.

      On behalf on the Board of Directors, officers, and associates of Community Investors Bancorp, Inc. and First Federal Community Bank, I would like to express our sincere appreciation to our shareholders and customers for your continued support and confidence.

Respectfully,

/s/ Phillip W. Gerber

Phillip W. Gerber
President  & CEO

              BUSINESS OF COMMUNITY INVESTORS BANCORP, INC. AND
                        FIRST FEDERAL COMMUNITY BANK


General

Community Investors Bancorp, Inc. (the "Corporation") was organized in fiscal 1995 at the direction of the Board of Directors of First Federal Savings and Loan Association of Bucyrus. During fiscal 2001, the Association changed its name to First Federal Community Bank ("First Federal" or the "Bank"). The Corporation was formed for the purpose of acquiring all of the common stock to be issued by the Bank upon its conversion from a federally-chartered mutual savings and loan to a federally-chartered stock bank (the "Conversion"). Since completion of the Conversion on February 6, 1995, the Corporation has conducted business as a unitary savings and loan holding company. At June 30, 2004, the Corporation had $121.8 million of total assets, $108.6 million of total liabilities, including $87.2 million of deposits, and $13.2 million of stockholders' equity.

The Bank is a traditional community bank primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to originate loans secured by single-family residences primarily located in Crawford County, Ohio. To a lesser extent, the Bank originates other real estate loans secured by non-residential and commercial real estate and construction loans and non-real estate loans, primarily consisting of consumer loans. The Bank also invests in U.S. Government and agency obligations and mortgage-backed securities which are issued or guaranteed by federal agencies. As of June 30, 2004, the Bank conducts business from four full-service office locations in Crawford County. Additionally, in September 2003, the Bank began to offer internet banking services via its website www.ffcb.com.

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

                           MARKET FOR COMMON STOCK


Shares of common stock of Community Investors Bancorp, Inc. are traded nationally under the symbol "CIBI" on the Nasdaq SmallCap Market System ("Nasdaq"). At September 8, 2004, the Corporation had 1,078,761 shares of common stock outstanding and 388 stockholders of record.

The following tables set forth the reported high and low closing sale prices of a share of the Corporation's common stock as reported by Nasdaq and cash dividends paid per share of common stock during the periods indicated.

                       Fiscal Year Ended June 30, 2004


Quarter Ended           High       Low       Dividend

September 30, 2003     $15.00     $12.25      $.085
December 31, 2003       14.80      13.14       .085
March 31, 2004          16.63      13.84       .085
June 30, 2004           15.63      14.55       .085

                       Fiscal Year Ended June 30, 2003


Quarter Ended           High       Low       Dividend

September 30, 2002      $12.75    $10.00      $.080
December 31, 2002        12.29     10.50       .080
March 31, 2003           13.39     10.45       .080
June 30, 2003            13.35     11.66       .080

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


                                                          At June 30,
Selected Consolidated Financial
 Condition Data:                      2004        2003        2002        2001        2000
                                                         (In thousands)

Total assets                        $121,854    $122,658    $119,790    $114,329    $119,034
Cash and cash equivalents              6,720      14,375       7,551       3,393       2,313
Securities:
  Available for sale (1)              13,633       8,866      12,763      10,827      14,876
  Held to maturity (1)                   428         448         586       2,942       4,382
Loans receivable - net (2)            95,862      94,523      95,669      94,207      94,366
Deposits                              87,203      88,065      85,656      80,090      79,138
Federal Home Loan Bank advances       21,062      21,244      21,334      22,199      28,611
Stockholders' equity, restricted      13,232      12,844      12,324      11,658      10,763

<F1>  Includes investments and mortgage-backed securities.
<F2>  Includes loans held for sale.


                                                          Year ended June 30,

Selected Consolidated Operating Data:         2004      2003      2002      2001      2000
                                                   (In thousands, except share data)

Total interest income                        $6,377    $7,198    $8,018    $8,840    $8,471
Total interest expense                        2,568     3,421     4,249     5,218     5,078
                                             ------    ------    ------    ------    ------

Net interest income                           3,809     3,777     3,769     3,622     3,393
Provision for losses on loans                   143        33       139        68       121
                                             ------    ------    ------    ------    ------
Net interest income after provision for
 losses on loans                              3,666     3,744     3,630     3,554     3,272

Other income                                    567       453       333       288       291
Loss on disposition of mobile home
 loan portfolio                                   -         -         -         -       364
General, administrative and other expense     2,932     2,511     2,141     2,204     2,198
                                             ------    ------    ------    ------    ------

Earnings before income taxes                  1,301     1,686     1,822     1,638     1,001
Federal income taxes                            439       571       616       551       333
                                             ------    ------    ------    ------    ------

Net earnings                                 $  862    $1,115    $1,206    $1,087    $  668
                                             ======    ======    ======    ======    ======
Earnings per share
  Basic                                      $ 0.81    $ 1.05    $ 1.12    $  .98    $  .59
                                             ======    ======    ======    ======    ======
  Diluted                                    $ 0.78    $ 1.01    $ 1.09    $  .96    $  .58
                                             ======    ======    ======    ======    ======


                                                                At or for the year ended June 30,
Selected financial ratios and
 other data: (1)                                        2004       2003       2002       2001       2000

Return on average assets                                  .71%       .91%      1.05%       .93%       .56%
Return on average equity                                 6.51       8.71      10.03       9.73       6.23
Average equity to average assets                        10.83      10.43      10.48       9.55       9.00
Interest rate spread (2)                                 3.08       2.95       3.05       2.84       2.64
Net interest margin (2)                                  3.25       3.19       3.38       3.19       2.94
Non-performing assets and troubled debt
 restructuring to total assets at end of period (3)      0.79       1.34        .52        .65        .45
Non-performing loans and troubled debt
 restructuring to total loans at end of period (3)       1.00       1.71        .63        .79        .49
Average interest-earning assets to average
 interest-bearing liabilities                          107.87     108.39     108.73     107.69     106.93
Net interest income after provision for losses
 on loans and other income to total general,
 administrative and other expense (4)                  144.37     167.14     185.10     174.32     162.10
General, administrative and other expense to
 average total assets                                    2.40       2.05       1.87       1.88       1.85
Dividend payout ratio                                   41.98      30.48      26.79      28.57      44.07
Book value per share                                    12.25    $ 11.99    $ 11.17    $ 10.16    $  9.02

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

Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Corporation for the fiscal years ended June 30, 2004 and 2003 and the three years ended June 30, 2004. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere in this report.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use judgments in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following critical accounting policy is based upon judgments and assumptions by management that includes inherent risks and uncertainties.

The allowance for loan loss is an accounting estimate of probable but unconfirmed asset impairment that has occurred in the Corporation's loan portfolio as of the date of the consolidated financial statements before losses have been confirmed resulting in a subsequent charge-off or write-down. It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of certain items, including:

       *    Local market areas and national economic developments;
       *    Levels of and trends in delinquencies and impaired loans;
       *    Levels of and trends in recoveries of prior charge-offs;
       * Adverse situations that may affect specific borrowers' ability to repay;
       *    Effects of any changes in lending policies and procedures;
       *    Credit concentrations;
       *    Volume and terms of loans; and
       *    Current collateral values, where appropriate.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Critical Accounting Policies (continued)

When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Corporation accounts for its allowance for losses on loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Both Statements require the Corporation to evaluate the collectibility of both contractual interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans' observable market price or fair value of the collateral.

A loan is defined as impaired under SFAS No. 114 when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one- to four-family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment in accordance with SFAS No. 5. With respect to the Corporation's investment in nonresidential real estate and other loans, and its evaluation of impairment thereof, management believes such loans are adequately collateralized and as a result impaired loans are carried as a practical expedient at the lower of cost or fair value.

It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, once a collateral dependent loan becomes more than ninety days delinquent, it is considered to constitute more than a minimum delay in repayment and is evaluated for impairment under SFAS No. 114 at that time.

Forward-Looking Statements

In the following pages, management presents an analysis of the Corporation's financial condition as of June 30, 2004, and the results of operations for the year ended June 30, 2004 as compared to prior periods. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertanties. Economic circumstances, the Corporation's operations and the Corporation's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Corporation's general market area.

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

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Financial Condition Changes from June 30, 2003 to June 30,
2004

The Corporation's total assets amounted to $121.9 million as of June 30, 2004, a decrease of $804,000, or .7%, under the $122.7 million total at June 30, 2003. The decrease in assets includes a $7.7 million decrease in cash and cash equivalents partially offset by a $5.7 million increase in investments, $407,000 increase in loans and mortgage backed securities, as well as a $562,000 increase in office premises and equipment.

Cash and cash equivalents, investment securities and mortgage-backed securities totaled $20.8 million at June 30, 2004, a decrease of $2.9 million, or 12.3%, under 2003 levels. Purchases of investment and mortgage-backed securities during fiscal 2004 totaling $11.9 million were offset by maturities totaling $6.0 million and principal repayments of $885,000. Cash and cash equivalents decreased by $7.7 million, or 53.3% year to year.

Loans receivable totaled $95.9 million at June 30, 2004, an increase of $1.3 million, or 1.4%, from June 30, 2003 levels. Loan disbursements during fiscal 2004 totaled $32.6 million, which were offset by principal repayments of $28.7 million and loan sales of $2.6 million. The volume of loan disbursements during fiscal 2004 represented a $3.7 million, or 10.3%, decrease compared to the volume in fiscal 2003. The decrease in loan volume during fiscal 2004 was a product of the Bank's focus on origination of adjustable-rate loans, coupled with the local real estate market conditions. The Bank continued its program of selling certain loans to the Federal Home Loan Bank during the year ended June 30, 2004. Loans sold totaled $2.6 million during fiscal 2004.

At June 30, 2004, the Corporation's allowance for loan losses totaled $549,000, which represented .56% of total loans and 57.3% of nonperforming loans. The allowance totaled $544,000 at June 30, 2003, which represented ..56% of total loans and 33.1% of nonperforming loans at that date. Nonperforming loans totaled $1.0 million and $1.6 million at June 30, 2004 and 2003, respectively, which represented 1.0% and 1.7% of total loans at those respective dates. At June 30, 2004, nonperforming loans were comprised of $627,000 of loans secured by one- to four-family residential real estate and $331,000 of consumer and commercial loans. Management believes such nonperforming loans are adequately collateralized and that no additional losses are anticipated in excess of loss reserves allocated to such loans. Although management believes that its allowance for loan losses at June 30, 2004 was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's results of operations.

During fiscal 2003, in accordance with planned growth initiatives, the Bank began construction on two new branch office locations. The New Washington branch opened in June 2003 and the East branch in Bucyrus opened in October 2003. Additionally, the Bank upgraded its data processing platform in fiscal 2003 and virtually completed the process of installing an internet banking service. Expenditures related to branch and internet banking initiatives totaled approximately $1.0 million and $1.2 million in fiscal 2004 and 2003, respectively. These growth initiatives will provide for increased product offerings and customer convenience, as well as expanding our presence in our primary market place.

Deposits totaled $87.2 million at June 30, 2004, a decrease of $862,000, or 1.0%, under the $88.1 million total reported at June 30, 2003. The decrease in deposits was comprised of a $4.0 million decrease in certificates of deposit and a $61,000 decrease in money market accounts, partially offset by a $2.6 million increase in NOW accounts and a $622,000 increase in savings accounts. The relative steady level of deposits was due primarily to management's continuing marketing efforts particularly with NOW and savings accounts.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Financial Condition Changes from June 30, 2003 to June 30, 2004 (continued)

Advances from the Federal Home Loan Bank totaled $21.1 million at June 30, 2004, a decrease of $182,000, or .9%, from June 30, 2003 levels. Advances were repaid using proceeds from the maturities of investment and mortgage-backed securities.

Stockholders' equity totaled $13.2 million at June 30, 2004, an increase of $388,000, or 3.0% over June 30, 2003 levels. The increase resulted primarily from net earnings of $862,000, as well as proceeds from stock options exercised and stock benefit plan amortization of $433,000. These increases were partially offset by purchases of treasury stock totaling $392,000, dividend payments on common stock totaling $368,000 and unrealized losses on securities of $147,000.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2004 and 2003

General

The Corporation's net earnings totaled $862,000 for the fiscal year ended June 30, 2004, a decrease of $253,000, or 22.7%, from the $1.1 million of net earnings reported for fiscal 2003. The decrease in net earnings was due primarily to a $421,000 increase in general and administrative expenses and increases in the provision for losses on loans of $110,000, which was partially offset by increases in net interest income of $32,000 and other income of $114,000, and a decrease in the provision for federal income taxes of $132,000.

Net Interest Income

Total interest income for the fiscal year ended June 30, 2004, amounted to $6.4 million, a decrease of $821,000, or 11.4%, compared to fiscal 2003. This decrease was due primarily to a 63 basis point reduction in the average yield on interest-earning assets, to 5.45% for fiscal 2004, as well as a $1.4 million, or 1.2%, decline in the average balance of interest-earning assets outstanding year to year. Interest income on loans decreased by $715,000, or .75%, due primarily to a 77 basis point reduction in the average yield to 6.06% for fiscal 2004. Interest income on investment and mortgage-backed securities decreased by $67,000, or 11.2%, due primarily to a 65 basis point reduction in the weighted-average yield which offset a $578,000 increase, or 4.2%, in the average portfolio balance outstanding year to year. Interest income on interest-bearing deposits decreased by $39,000, or 43.8%, due to a $2.3 million, or 23.9%, reduction in the average balance outstanding, as well as a 23 basis point decline in yield.

Interest expense on deposits totaled $1.3 million for the fiscal year ended June 30, 2004, a decrease of $849,000, or 40.4%, primarily due to a 95 basis point decrease in the average cost of deposits, to 1.44% for fiscal 2004, as well as a decrease of $937,000, or 1.1%, decrease in the weighted-average balance of deposits outstanding. Interest expense on borrowings decreased by $5,000, or 0.4%, during fiscal 2004. The weighted-average balance of advances from the Federal Home Loan Bank outstanding increased by $190,000, offset by a 7 basis point in decrease in the average cost of advances year to year. Decreases in the yields on interest-earning assets and costs of interest-bearing liabilities were due primarily to the overall decline in interest rates in the economy.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $32,000, or .8%, to a total of $3.8 million for the fiscal year ended June 30, 2004. The interest rate spread amounted to 3.08% in fiscal 2004, compared to 2.95% in fiscal 2003, while the net interest margin totaled 3.25% in fiscal 2004, as compared to 3.19% in fiscal 2003.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended June 30, 2004 and 2003 (continued)

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio. As a result of such analysis, management recorded a $143,000 provision for losses on loans during the fiscal year ended June 30, 2004, compared to the $33,000 provision recorded in fiscal 2003. The fiscal 2004 provision was predicated upon the increase in the level of loans charged-off during fiscal 2004. Management believes all nonperforming loans are adequately collateralized and no loss is anticipated on such loans in excess of established reserves; however, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income totaled $567,000 for the fiscal year ended June 30, 2004, an increase of $114,000, or 25.1%, compared to fiscal 2003. The increase was due primarily to a $23,000 increase or 29.9%, in gain on sale of loans in the secondary market and an increase in other operating income of $82,000, or 21.3%, primarily due to increased service fees on loans and deposit accounts and transactions. The Bank continued their program to sell certain loans to the Federal Home Loan Bank of Cincinnati which resulted in the above gains.

General, Administrative and Other Expense

General, administrative and other expense totaled $2.9 million for the fiscal year ended June 30, 2004, an increase of $421,000, or 16.8%, compared to fiscal 2003. This increase was due primarily to a $201,000, or 15.6%, increase in employee compensation and benefits, a $82,000, or 44.1%, increase in occupancy expense, $59,000, or 59.0%, increase in franchise taxes, as well as a $27,000 or 7.1% increase in data processing and other operating expenses. The increase in employee compensation and benefits was due primarily to increased defined benefit pension plan costs and normal merit increases. The defined benefit plan was discontinued effective August 1, 2004 to reduce the costs associated with that plan. The increase in occupancy costs reflects the higher depreciation and additional operations costs for the two new branches opened in fiscal 2004. Data processing and other operating expenses increased due to increased internet banking costs as well as costs related to item processing. Other operating expense increases were due to increased professional fees to comply with various regulatory requirements. The increase in franchise taxes reflected in 2004 was due to tax refunds received on prior year filings recognized as a reduction of franchise taxes in 2003.

Federal Income Taxes

The provision for federal income taxes decreased by $132,000, or 23.1%, for the fiscal year ended June 30, 2004, compared to fiscal 2003. The decrease resulted primarily from a $385,000, or 22.8%, decrease in net earnings before taxes. The effective tax rates were 33.7% and 33.9% for the fiscal years ended June 30, 2004 and 2003, respectively.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended June 30, 2003 and 2002

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


Comparison of Results of Operations for the Fiscal Years Ended June 30, 2003 and 2002 (continued)

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


                                                                          Year ended June 30,
                                                2004                             2003                            2002
                                       Average  Interest                Average  Interest               Average  Interest
                                   outstanding   earned/    Yield/  outstanding   earned/   Yield/  outstanding   earned/   Yield/
                                       balance      paid      rate      balance      paid     rate      balance      paid     rate

Interest-earning assets:
  Loans receivable                  $ 95,560     $5,794     6.06 %   $ 95,235     $6,509     6.83%   $ 94,841     $7,221     7.61%
  Investment securities               14,260        533     3.74       13,682        600     4.39      14,244        764     5.36
  Other interest-earning
   assets (1)                          7,253         50      .69        9,532         89      .93       2,278         33     1.45
                                    --------     ------   ------     --------     ------   ------    --------     ------   ------
      Total interest-earning
       assets                        117,073      6,377     5.45      118,449      7,198     6.08     111,363      8,018     7.20

Non-interest-earning assets            5,081                            4,240                           3,405
                                    --------                         --------                        --------

      Total assets                  $122,154                         $122,689                        $114,768
                                    ========                         ========                        ========

Interest-bearing liabilities:
  Deposits                          $ 87,085      1,251     1.44     $ 88,022      2,100     2.39    $ 80,884      2,916     3.61
  FHLB advances                       21,448      1,317     6.14       21,258      1,321     6.21      21,541      1,333     6.19
                                    --------     ------   ------     --------     ------   ------    --------     ------   ------

      Total interest-bearing
       liabilities                   108,533      2,568     2.37      109,280      3,421     3.13     102,425      4,249     4.15
                                                 ------   ------                  ------   ------                 ------   ------

Non-interest-bearing
 liabilities                             389                              608                             318
                                    --------                         --------                        --------

      Total liabilities              108,922                          109,888                         102,743

Stockholders' equity                  13,232                           12,801                          12,025
                                    --------                         --------                        --------

      Total liabilities and
       stockholders' equity         $122,154                         $122,689                        $114,768
                                    ========                         ========                        ========

Net interest income/interest
 rate spread                                     $3,809     3.08 %                $3,777     2.95%                $3,769     3.05%
                                                 ======   ======                  ======   ======                 ======   ======

Net interest margin (2)                                     3.25 %                           3.19%                           3.38%
                                                          ======                           ======                          ======

Ratio of interest-earning assets
 to interest-bearing liabilities                         107.868%                          108.39%                         108.73%
                                                         =======                           ======                          ======

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


                                                                   Year ended June 30,
                                                    2004 vs. 2003                      2003 vs. 2002
                                                Increase                           Increase
                                               (decrease)         Total           (decrease)          Total
                                                 due to         increase/           due to          increase/
                                             Rate     Volume    (decrease)      Rate      Volume    (decrease)
                                                                      (In thousands)

Interest-earning assets:
  Loans                                     $(737)     $ 22       $(715)      $  (742)     $ 30       $(712)
  Investment securities                       (94)       27         (67)         (134)      (30)       (164)
  Interest-earning deposits and other         (20)      (19)        (39)          (15)       71          56
                                            -----      ----       -----       -------      ----       -----
      Total interest-earning  assets         (851)       30        (821)         (891)       71        (820)
                                            -----      ----       -----       -------      ----       -----

Interest-bearing liabilities:
  Deposits                                   (827)      (22)       (849)       (1,056)      240        (816)
  Advances from Federal Home Loan Bank        (16)       12          (4)            4       (16)        (12)
                                            -----      ----       -----       -------      ----       -----
      Total interest-bearing liabilities     (843)      (10)       (853)       (1,052)      224        (828)
                                            -----      ----       -----       -------      ----       -----

Increase in net interest income                                   $  32                               $   8
                                                                  =====                               =====

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

Although the Corporation emphasizes the origination of single-family residential ARMs, originations of such loans have been difficult due to the preference of the Corporation's customers for fixed-rate residential mortgage loans in the predominantly low interest rate environment that has prevailed for the past five years. Despite this preference for fixed-rate originations, as a consequence of management's continuing efforts, $54.0 million, or 70.0%, of the Corporation's portfolio of one- to four-family residential mortgage loans consisted of ARMs at June 30, 2004. In addition, at June 30, 2004, another $23.2 million, or 30.0%, of the Corporation's portfolio of loans other than one- to four-family residential real estate consisted of loans with adjustable interest rates.

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

First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As a part of its effort to monitor its interest rate risk, First Federal reviews the reports of the OTS which set forth the application of the "net portfolio value" ("NPV") methodology.

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

The tables below show the increase and decrease of NPV under different interest rate scenarios at June 30, 2004 and 2003. Decreases of greater than 100 basis points are not presented at June 30, 2004 and 2003, due to the low interest rate environment in existence at those dates.


                          June 30, 2004

                                 Estimated
Change in                         NPV as a
Interest Rates    Estimated     Percentage       Amount
(basis points)          NPV      of Assets    of Change    Percent
                      (Dollars in thousands)

+300               $12,347        10.23%      $(4,581)      (24)%
+200                14,542        11.78%       (2,386)      (14)
+100                16,175        12.85%         (753)       (4)
  -                 16,928        13.27%          -
-100                16,795        13.06%          133         1


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


LIQUIDITY AND CAPITAL RESOURCES

The Corporation's primary sources of funds are deposits, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities and funds provided by operations. While scheduled loan and investment securities repayments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the movement of interest rates in general, economic conditions and competition. The Corporation manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable. In addition, the Corporation invests excess funds in FHLB overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Corporation has been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Bank may borrow from the FHLB of Cincinnati and has access to the Federal Reserve Bank discount window. The Bank has borrowed from the FHLB of Cincinnati as part of its asset/liability management strategy to match payments on the advances to the stream of income from its fixed rate one- to four-family residential loan portfolio and its investment in U.S. government agency bonds. As of June 30, 2004, the Bank had $21.0 million of advances outstanding. The Corporation's management believes its sources of liquidity are adequate to meet cash obligations as they arise.

Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as FHLB of Cincinnati overnight deposits. On a longer term basis, the Corporation maintains a strategy of investing in various investment securities and lending products. At June 30, 2004, the total loan commitments outstanding totaled $2.0 million. At the same date, the Corporation had maximum exposure for loan commitments under undisbursed loans in process and unused lines of credit totaling $5.4 million. In the opinion of management, all loan commitments had interest rates which equaled or exceeded market interest rates as of June 30, 2004, and will be funded from existing excess liquidity and normal cash flow from operations.

The following table sets forth information regarding the Bank's obligations and commitments to make future payments under contract as of June 30, 2004.


                                                             Payments due by period
                                                 Less                           More
                                                 than       1-3       3-5       than
                                                1 year     years     years     5 years     Total
                                                                  (In thousands)

Contractual obligations:
  Operating lease obligations                   $     5    $    2    $    -    $     -    $     7
  Advances from the Federal Home Loan Bank            -        62         -     21,000     21,062
  Certificates of deposit                        33,697     8,242     1,493          -     43,432

Amount of commitments expiration per period
 Commitments to originate loans:
  Overdraft lines of credit                           -         -         -          -          -
  Home equity/commercial lines of credit          4,630         -         -          -      4,630
  One- to four-family and multi-family loans      1,953         -         -          -      1,953
  Non-residential real estate and land loans          -         -         -          -          -
                                                -------    ------    ------    -------    -------

      Total contractual obligations             $40,285    $8,306    $1,493    $21,000    $71,084
                                                =======    ======    ======    =======    =======

During fiscal 2004, the Corporation had negative cash flows from operating activities, investing, and financing activities, which resulted in a net decrease in cash and cash equivalents for the year totaling $7.7 million.

During fiscal 2003, the Corporation had positive cash flows from operating activities, investing, and financing activities, which resulted in a net increase in cash and cash equivalents for the year totaling $6.8 million.

Operating activities provided cash during fiscal 2004 as net interest income exceeded general and administrative expenses. Cash flows from investing activities decreased primarily as a result of loan disbursements in excess of loan repayments and purchases of investment securities in excess of maturities of investment securities. Cash flows from financing activities decreased during fiscal 2004 primarily due to shrinkage in deposits, as well as dividends paid to stockholders and purchase of treasury stock.

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
Community Investors Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Community Investors Bancorp, Inc. as of June 30, 2004 and 2003, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Investors Bancorp, Inc. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.


/s/ Grant Thornton LLP

Cincinnati, Ohio
August 12, 2004

                      COMMUNITY INVESTORS BANCORP, INC.

               CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                           June 30, 2004 and 2003
                      (In thousands, except share data)


                                      ASSETS                                             2004        2003

Cash and due from banks                                                                $  2,373    $    908
Interest-bearing deposits in other financial institutions                                 4,347      13,467
                                                                                       --------    --------
      Cash and cash equivalents                                                           6,720      14,375

Investment securities available for sale - at market                                     12,749       7,165
Investment securities held to maturity - at amortized cost, approximate market
 value of $176 and $85 as of June 30, 2004 and 2003, respectively                           179          84
Mortgage-backed securities available for sale - at market                                   884       1,701
Mortgage-backed securities held to maturity - at amortized cost, approximate market
 value of $252 and $375 as of June 30, 2004 and 2003, respectively                          249         364
Loans receivable - net                                                                   95,862      94,205
Loans held for sale - at lower of cost or market                                              -         318
Office premises and equipment - at depreciated cost                                       2,368       1,806
Federal Home Loan Bank stock - at cost                                                    1,857       1,785
Accrued interest receivable on loans                                                        405         393
Accrued interest receivable on mortgage-backed securities                                     6          10
Accrued interest receivable on investments and interest-bearing deposits                     80          60
Prepaid expenses and other assets                                                           362         324
Prepaid federal income taxes                                                                133          68
                                                                                       --------    --------

      Total assets                                                                     $121,854    $122,658
                                                                                       ========    ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                               $ 87,203    $ 88,065
Advances from the Federal Home Loan Bank                                                 21,062      21,244
Advances by borrowers for taxes and insurance                                                49          79
Accrued interest payable                                                                    158         168
Other liabilities                                                                            20         109
Deferred federal income taxes                                                               130         149
                                                                                       --------    --------
      Total liabilities                                                                 108,622     109,814

Commitments                                                                                   -           -

Stockholders' equity
  Preferred stock, 1,000,000 shares of no par value authorized,
   no shares issued                                                                           -           -
  Common stock, 4,000,000 shares authorized, $.01 par value; 1,660,850
   shares issued                                                                             17          17
  Additional paid-in capital                                                              7,342       7,368
  Retained earnings, restricted                                                          11,630      11,136
  Shares acquired by stock benefit plans                                                    (15)       (129)
  Less 580,712 and 589,412 shares of treasury stock at June 30, 2004
   and 2003, respectively - at cost                                                      (5,662)     (5,615)
  Accumulated other comprehensive income (loss) - unrealized gains (losses)
   on securities designated as available for sale, net of related tax effects               (80)         67
                                                                                       --------    --------
      Total stockholders' equity                                                         13,232      12,844
                                                                                       --------    --------

      Total liabilities and stockholders' equity                                       $121,854    $122,658
                                                                                       ========    ========

The accompanying notes are an integral part of these statements.

                      COMMUNITY INVESTORS BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF EARNINGS

              For the years ended June 30, 2004, 2003 and 2002
                      (In thousands, except share data)


                                                               2004      2003      2002

Interest income
  Loans                                                       $5,794    $6,509    $7,221
  Mortgage-backed securities                                      64       162       344
  Investment securities                                          469       438       420
  Interest-bearing deposits and other                             50        89        33
                                                              ------    ------    ------
      Total interest income                                    6,377     7,198     8,018

Interest expense
  Deposits                                                     1,251     2,100     2,916
  Borrowings                                                   1,317     1,321     1,333
                                                              ------    ------    ------
      Total interest expense                                   2,568     3,421     4,249

      Net interest income                                      3,809     3,777     3,769

Provision for losses on loans                                    143        33       139
                                                              ------    ------    ------

      Net interest income after provision
       for losses on loans                                     3,666     3,744     3,630

Other income
  Gain on sale of loans                                          100        77         -
  Loss on sale of property acquired in settlement of loans        (8)       (9)       (8)
  Gain on sale of office premises                                 23         -         -
  Other operating                                                452       385       341
                                                              ------    ------    ------
      Total other income                                         567       453       333

General, administrative and other expense
  Employee compensation and benefits                           1,487     1,286     1,080
  Occupancy and equipment                                        268       186       159
  Franchise taxes                                                159       100       139
  Data processing                                                409       382       259
  Other operating                                                609       557       504
                                                              ------    ------    ------
      Total general, administrative and other expense          2,932     2,511     2,141
                                                              ------    ------    ------

      Earnings before income taxes                             1,301     1,686     1,822

Federal income taxes
  Current                                                        383       535       568
  Deferred                                                        56        36        48
                                                              ------    ------    ------
      Total federal income taxes                                 439       571       616
                                                              ------    ------    ------

      NET EARNINGS                                            $  862    $1,115    $1,206
                                                              ======    ======    ======

      EARNINGS PER SHARE
        Basic                                                 $ 0.81    $ 1.05    $ 1.12
                                                              ======    ======    ======

        Diluted                                               $ 0.78    $ 1.01    $ 1.09
                                                              ======    ======    ======

The accompanying notes are an integral part of these statements.

                      COMMUNITY INVESTORS BANCORP, INC.

               CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

              For the years ended June 30, 2004, 2003 and 2002
                               (In thousands)


                                                                     2004       2003       2002

Net earnings                                                        $ 862     $1,115     $1,206

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during the period, net of taxes (benefits) of $(76), $(1) and $41 during
   the respective periods                                            (147)        (1)        80
                                                                    -----     ------     ------

Comprehensive income                                                $ 715     $1,114     $1,286
                                                                    =====     ======     ======

Accumulated comprehensive income (loss)                             $ (80)    $   67     $   68
                                                                    =====     ======     ======

The accompanying notes are an integral part of these statements.

                      COMMUNITY INVESTORS BANCORP, INC.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              For the years ended June 30, 2004, 2003 and 2002
                      (In thousands, except share data)


                                                                                                           Unrealized
                                                                                                                gains
                                                                                                          (losses) on
                                                                                     Shares                securities
                                                      Additional                   acquired                designated
                                             Common      paid-in   Retained        by stock   Treasury   as available
                                              stock      capital   earnings   benefit plans     shares       for sale      Total

Balance at July 1, 2001                         $17       $7,256    $ 9,504           $(312)   $(4,795)         $ (12)   $11,658

Exercise of stock options                         -           (3)         -               -         17              -         14
Purchase of treasury shares, at cost              -            -          -               -       (456)             -       (456)
Amortization expense of stock benefit plans       -           57          -             104          -              -        161
Net earnings for the year ended
 June 30, 2002                                    -            -      1,206               -          -              -      1,206
Cash dividends of $.30 per share                  -            -       (339)              -          -              -       (339)
Unrealized gains on securities designated
 as available for sale, net of related
 tax effects                                      -            -          -               -          -             80         80
                                                ---       ------    -------           -----    -------          -----    -------

Balance at June 30, 2002                         17        7,310     10,371            (208)    (5,234)            68     12,324

Exercise of stock options                         -           (7)         -               -         31              -         24
Purchase of treasury shares, at cost              -            -          -               -       (412)             -       (412)
Amortization expense of stock benefit plans       -           65          -              79          -              -        144
Net earnings for the year ended
 June 30, 2003                                    -            -      1,115               -          -              -      1,115
Cash dividends of $.32 per share                  -            -       (350)              -          -              -       (350)
Unrealized losses on securities designated
 as available for sale, net of related
 tax effects                                      -            -          -               -          -             (1)        (1)
                                                ---       ------    -------           -----    -------          -----    -------

Balance at June 30, 2003                         17        7,368     11,136            (129)    (5,615)            67     12,844

Exercise of stock options                         -         (105)         -               -        345              -        240
Purchase of treasury shares, at cost              -            -          -               -       (392)             -       (392)
Amortization expense of stock benefit plans       -           79          -             114          -              -        193
Net earnings for the year ended
 June 30, 2003                                    -            -        862               -          -              -        862
Cash dividends of $.34 per share                  -            -       (368)              -          -              -       (368)
Unrealized losses on securities designated
 as available for sale, net of related
 tax effects                                      -            -          -               -          -           (147)      (147)
                                                ---       ------    -------           -----    -------          -----    -------

Balance at June 30, 2004                        $17       $7,342    $11,630           $ (15)   $(5,662)         $ (80)   $13,232
                                                ===       ======    =======           =====    =======          =====    =======

The accompanying notes are an integral part of these statements.

                      COMMUNITY INVESTORS BANCORP, INC.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the years ended June 30, 2004, 2003 and 2002
                               (In thousands)


                                                                               2004         2003         2002

Cash flows from operating activities:
  Net earnings for the year                                                $    862     $  1,115     $  1,206
  Adjustments to reconcile net earnings to net cash
   provided by (used in) operating activities:
    Amortization of discounts and premiums on investments
     and mortgage-backed securities - net                                        25           33           15
    Amortization of deferred loan origination fees                             (130)        (115)        (123)
    Depreciation and amortization                                               131           86           72
    Provision for losses on loans                                               143           33          139
    Gain on sale of loans                                                      (100)         (77)           -
    Gain on sale of office premises                                             (23)           -            -
    Origination of loans for sale in the secondary market                    (2,845)      (2,355)           -
    Proceeds from sale of loans                                               2,582        2,094            -
    Amortization of stock benefit plan expense                                  193          144          161
    Loss on sale of property acquired in settlement of loans                      8            9            8
    Federal Home Loan Bank stock dividends                                      (72)         (75)         (89)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                      (12)        (218)         (77)
      Accrued interest receivable on mortgage-backed securities                   4           14           17
      Accrued interest receivable on investments and
       interest-bearing deposits                                                (20)          47          (39)
      Prepaid expenses and other assets                                         (38)        (101)          10
      Accrued interest payable                                                  (10)           -          (28)
      Other liabilities                                                         (89)         (15)          (6)
      Federal income taxes
        Current                                                                 (65)         184          (47)
        Deferred                                                                 56           36           48
                                                                           --------     --------     --------
      Net cash provided by operating activities                                 600          839        1,267

Cash flows provided by (used in) investing activities:
  Proceeds from maturity of investment securities                             6,005       13,265        4,899
  Proceeds from sale of investment securities designated as
   available for sale                                                             -            -          300
  Purchase of investment securities designated as held to maturity             (100)           -            -
  Purchase of investment securities designated as available for sale        (11,784)     (11,826)      (7,591)
  Principal repayments on mortgage-backed securities                            885        2,561        2,919
  Loan principal repayments                                                  28,666       35,508       38,054
  Loan disbursements                                                        (29,745)     (33,978)     (39,587)
  Purchase of office premises and equipment                                    (741)      (1,162)        (116)
  Proceeds from sale of property acquired in settlement of loans                 82           27           55
  Proceeds from sale of premises and equipment                                   71            -            -
                                                                           --------     --------     --------
      Net cash provided by (used in) investing activities                    (6,661)       4,395       (1,067)
                                                                           --------     --------     --------

      Net cash provided by (used in) operating and investing activities
       (subtotal carried forward)                                            (6,061)       5,234          200
                                                                           --------     --------     --------

The accompanying notes are an integral part of these statements.

                      COMMUNITY INVESTORS BANCORP, INC.

              For the years ended June 30, 2004, 2003 and 2002
                               (In thousands)


                                                                               2004         2003         2002

      Net cash provided by (used in) operating and investing activities
       (subtotal brought forward)                                          $ (6,061)    $  5,234     $    200

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts                                  (862)       2,409        5,566
  Proceeds from Federal Home Loan Bank advances                               4,000            -        1,500
  Repayment of Federal Home Loan Bank advances                               (4,182)         (90)      (2,365)
  Advances by borrowers for taxes and insurance                                 (30)           9           38
  Proceeds from exercise of stock options                                       240           24           14
  Purchase of treasury stock                                                   (392)        (412)        (456)
  Dividends on common stock                                                    (368)        (350)        (339)
                                                                           --------     --------     --------
      Net cash provided by (used in) financing activities                    (1,594)       1,590        3,958
                                                                           --------     --------     --------

Net increase (decrease) in cash and cash equivalents                         (7,655)       6,824        4,158

Cash and cash equivalents at beginning of year                               14,375        7,551        3,393
                                                                           --------     --------     --------

Cash and cash equivalents at end of year                                   $  6,720     $ 14,375     $  7,551
                                                                           ========     ========     ========


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                   $    490     $    382     $    603
                                                                           ========     ========     ========

    Interest on deposits and borrowings                                    $  2,578     $  3,420     $  4,277
                                                                           ========     ========     ========

Supplemental disclosure of noncash investing activities:
  Transfers from loans to property acquired in settlement of loans         $     90     $     36     $     55
                                                                           ========     ========     ========

  Loans disbursed upon sale of property acquired in
   settlement of loans                                                     $     35     $     25     $      -
                                                                           ========     ========     ========

  Unrealized gains (losses) on securities designated as available
   for sale, net of related tax benefits                                   $   (147)    $     (1)    $     80
                                                                           ========     ========     ========

  Transfers of investment securities from held to maturity to an
   available for sale classification                                       $      -     $      -     $    807
                                                                           ========     ========     ========

  Recognition of mortgage servicing rights in accordance with
   SFAS No. 140                                                            $     24     $     20     $      -
                                                                           ========     ========     ========

The accompanying notes are an integral part of these statements.

                      COMMUNITY INVESTORS BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        June 30, 2004, 2003 and 2002


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

3.    Loans Receivable
      ----------------

Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2004, 2003 and 2002


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.    Loans Receivable (continued)
      ----------------

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

Loans held for sale are carried at the lower of cost (less principal payments received) or fair value (market value), calculated on an aggregate basis. There were no loans identified as held for sale at June 30, 2004. At June 30, 2003, loans held for sale were carried at cost.

During the fiscal year ended June 30, 2004, the Bank sold loans in transactions with the Federal Home Loan Bank totaling approximately $2.5 million. Such loans were sold on a recourse basis. The Bank's contingent liability with respect to such recourse sales amounted to approximately $22,000 at June 30, 2004.

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

The Bank recorded amortization related to mortgage servicing rights during the fiscal year ended June 30, 2004, totaling approximately $1,000. A nominal amount of amortization was recorded in the fiscal year ended June 30, 2003, as loans sold to the Federal Home Loan Bank in fiscal 2003 did not occur until the latter part of the fiscal year. The carrying value of the Bank's mortgage servicing rights, which approximated fair value, totaled approximately $44,000 and $20,000 at June 30, 2004 and 2003, respectively.

The Bank was servicing mortgage loans of approximately $4.5 million and $2.0 million at June 30, 2004 and 2003, respectively, that had been sold to the Federal Home Loan Bank.

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2004, 2003 and 2002


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

At June 30, 2004 and 2003, the Bank had no loans that would be defined as impaired under SFAS No. 114.

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2004, 2003 and 2002


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

                        June 30, 2004, 2003 and 2002


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

9.    Benefit Plans
      -------------

The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense recognized related to the ESOP totaled approximately $148,000, $159,000 and $136,000 for the fiscal years ended June 30, 2004,
2003 and 2002, respectively.

The Corporation also has a Management Recognition Plan ("MRP"). During fiscal 1996, the MRP purchased 66,430 shares of the Corporation's common stock in the open market. As of June 30, 2004, the Corporation had awarded 64,330 shares under the MRP, leaving 2,100 shares available for allocation at June 30, 2004. Common stock awarded under the MRP vests ratably over a five year period, commencing with the date of award. At June 30, 2004, the Corporation had distributed 64,175 cumulative shares, leaving 155 awarded shares, which are scheduled to vest through fiscal 2009. A provision of $1,000, $3,000 and $39,000 related to the MRP was charged to expense for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

The Corporation participates in a multi-employer pension plan which covers substantially all salaried employees, subject to age and service related waiting periods. Expense recognized under the Plan totaled approximately $177,000 and $102,000 and for the fiscal years ended June 30, 2004 and 2003, respectively. There was no expense recognized for the fiscal year
ended June 30, 2002.   The Corporation participates in a noncontributory,
multi-employer defined benefit pension fund covering all employees who qualify as to length of service. Contributions are based upon covered employees' ages and salaries and are dependent upon the ultimate prescribed benefits of the participants and the funded status of the plan. Contributions to the fund had not been required for years prior to fiscal 2003 due to the plan's over-funded status. The Corporation was notified by the plan's administrator that the plan was in an under-funded position in fiscal 2003 which required the participating employers to make larger contributions to the plan. The Corporation elected to contribute its share of the under-funded liability in the current year. The Corporation recognized expense related to the plan totaling approximately $177,000, $102,000 for the fiscal years ended June 30, 2004, and 2003, respectively. There was no expense recognized for the fiscal year ended June 30, 2002. The Corporation may be liable in the event of termination or its withdrawal from the plan, for a portion of the plan's unfunded vested benefits. Based on the information supplied by plan administrators, the Corporation believes that they would have no additional withdrawal liability. The Corporation does not intend to withdraw from the plan. Data concerning the actuarial present value of the accumulated benefits, vested plan benefits, and net assets available for plan benefits relevant to the employees of the Corporation is not available because such determinations are not made for
individual participating entities.   In June 2004, the Board of Directors
voted to freeze the plan with regard to future benefits accruing after August 1, 2004. This could result in lower continuing contributions.

10.   Stock Option Plan
      -----------------

During fiscal 1996, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 166,084 shares of authorized, but unissued shares of common stock at the fair value at the date of grant.

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2004, 2003 and 2002


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

10.   Stock Option Plan (continued)
      -----------------

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

                                                2004      2003       2002

Net earnings (In thousands)     As reported     $862     $1,115     $1,206
                                                ====     ======     ======

                                Pro-forma       $862     $1,115     $1,200
                                                ====     ======     ======

Earnings per share
  Basic                         As reported     $.81      $1.05      $1.12
                                                ====      =====      =====

                                Pro-forma       $.81      $1.05      $1.11
                                                ====      =====      =====

  Diluted                       As reported     $.78      $1.01      $1.09
                                                ====      =====      =====

                                Pro-forma       $.78      $1.01      $1.09
                                                ====      =====      =====

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2004, 2003 and 2002


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

10.   Stock Option Plan (continued)
      -----------------

A summary of the status of the Corporation's stock option plan as of June 30, 2004, 2003 and 2002, and changes during the periods ending on those dates is presented below:

                                                  2004                     2003                     2002
                                                    Weighted-                Weighted-                Weighted-
                                                      average                  average                  average
                                                     exercise                 exercise                 exercise
                                           Shares       price      Shares        price      Shares        price

Outstanding at beginning of year          107,474       $7.65     110,774        $7.64     112,574        $7.64
Exercised                                 (35,992)       6.68      (3,300)        7.67      (1,800)        7.67
Forfeited                                       -           -           -            -           -            -
                                          -------       -----     -------        -----     -------        -----

Outstanding at end of year                 71,482       $8.14     107,474        $7.65     110,774        $7.64
                                           ======       =====     =======        =====     =======        =====

Options exercisable at year-end            71,482       $8.14     107,474        $7.65     107,050        $7.54
                                           ======       =====     =======        =====     =======        =====

The following information applies to options outstanding at June 30, 2004:

Number outstanding                                                   71,482
Range of exercise prices                                     $6.61 - $10.83
Weighted-average exercise price                                       $8.14
Weighted-average remaining contractual life                       2.6 years

11.   Earnings Per Share
      ------------------

Basic earnings per share is computed based upon the weighted-average shares outstanding during the year less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding gives effect to a reduction for 32,301 and 45,737 weighted-average unallocated shares held by the ESOP for the fiscal years ended June 30, 2003 and 2002, respectively. There were no unallocated shares held by the ESOP at June 30, 2004.

Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations were as follows:

                                                2004           2003           2002

Weighted-average common shares
 outstanding (basic)                       1,069,283      1,061,141      1,076,945
Dilutive effect of  assumed exercise
 of stock options                             32,012         38,025         28,800
                                           ---------      ---------      ---------
Weighted-average common shares
 outstanding (diluted)                     1,101,295      1,099,166      1,105,745
                                           =========      =========      =========

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2004, 2003 and 2002


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

11.   Earnings Per Share (continued)
      ------------------

Options to purchase 18,621 shares of common stock with a respective weighted-average exercise price of $10.71 were outstanding at June 30, 2002, but were excluded from the computation of diluted earnings per share because the exercise prices were greater than the average market price of the common shares.

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

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2004 and 2003:

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

                        June 30, 2004, 2003 and 2002


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12.   Fair Value of Financial Instruments (continued)
      -----------------------------------

      Advances from Federal Home Loan Bank: The fair value of advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

      Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 2004 and 2003 was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:

                                                            2004                      2003
                                                    Carrying         Fair     Carrying         Fair
                                                       value        value        value        value
                                                                      (In thousands)

Financial assets
  Cash and cash equivalents                         $  6,720     $  6,720     $ 14,375     $ 14,375
  Investment securities                               12,928       12,925        7,249        7,250
  Mortgage-backed securities                           1,133        1,136        2,065        2,076
  Loans receivable - net                              95,862       98,126       94,523       97,824
  Federal Home Loan Bank stock                         1,857        1,857        1,785        1,785
                                                    --------     --------     --------     --------

                                                    $118,500     $120,764     $119,997     $123,310
                                                    ========     ========     ========     ========

Financial liabilities
  Deposits                                          $ 87,203     $ 87,191     $ 88,065     $ 88,432
  Advances from the Federal Home Loan Bank            21,062       23,130       21,244       22,256
  Advances by borrowers for taxes and insurance           49           49           79           79
                                                    --------     --------     --------     --------

                                                    $108,314     $110,370     $109,388     $110,767
                                                    ========     ========     ========     ========

13.   Advertising
      -----------

Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $94,000, $80,000 and $72,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

14.   Cash and Cash Equivalents
      -------------------------

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2004, 2003 and 2002


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

15.   Recent Accounting Developments
      ------------------------------

In March 2004, the Emerging Issues Task Force ("EITF") issued EITF 03-01 "The Meaning of Other-than-Temporary Impairment and its Application to Certain Investments." EITF 03-01 requires that unrealized losses on investment securities that are deemed other-than-temporary be recorded as an adjustment to operations. The Statement applies both to securities designated as held to maturity and those designated as available for sale. EITF 03-01 provides that unrealized losses may be viewed as other-than-temporary as a result not only due to deterioration of the credit quality of the issuer, but due to changes in the interest rate environment as well. An investor must be able to demonstrate the positive ability and intent to hold such securities until a forecasted recovery takes place or until maturity of the security. EITF 03-01 requires separate disclosure related to unrealized losses for securities that have been in an unrealized loss position for a period of less than twelve months and for those that have been in an unrealized loss position for a period greater than twelve months, for financial statements issued for years ending after December 15, 2003. The loss recognition provisions of other-than-temporary losses under EITF 03-01 are effective September 30, 2004. It is management's belief that, given the Corporation's liquidity position, and assuming no credit quality concerns, EITF 03-01 will have no material effect on the Corporation's financial statements.

In March 2004, the Financial Accounting Standards Board (the "FASB") issued a proposed Statement, "Share-Based Payment," that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed Statement would eliminate the ability to account for share-based compensation transactions, including stock option grants, using APB Opinion No. 25, "Accounting for Stock Issued to Employees," and generally would require instead that such transactions be accounted for using a fair-value-based method. Issuance of the final standards and adoption by the Corporation would be expected to result in recognition of compensation expense for the effect of stock option grants in future periods.

16.   Reclassifications
      -----------------

Certain prior year amounts have been reclassified to conform to the 2003 consolidated financial statement presentation.

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2004, 2003 and 2002


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

Carrying values and estimated fair values of investment securities held to maturity at June 30 are summarized as follows:

                                  2004                   2003
                                    Estimated              Estimated
                         Carrying        fair   Carrying        fair
                            value       value      value       value
                                         (In thousands)

U. S. Government and
 agency obligations          $ 24        $ 24       $ 29        $ 30
Municipal obligations         155         152         55          55
                             ----        ----       ----        ----

                             $179        $176       $ 84        $ 85
                             ====        ====       ====        ====

At June 30, 2004, the fair value of the Corporation's investment securities was $3,000 less than the cost carrying value comprised solely of gross unrealized losses. At June 30, 2003, the estimated fair value exceeded the cost carrying value by $1,000, comprised solely of gross unrealized gains. Investment securities held to maturity at June 30, 2004 and 2003 were scheduled to mature after fiscal 2009.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities designated as available for sale at June 30 are summarized as follows:

                                                   2004
                                               Gross        Gross   Estimated
                              Amortized   unrealized   unrealized        fair
                                   cost        gains       losses       value
                                              (In thousands)

U.S. Government
  agency obligations            $10,285         $  5         $122     $10,168
Mutual funds                        488            -           21         467
Corporate debt securities         2,017           36            8       2,045
Corporate equity securities          49           20            -          69
                                -------         ----         ----     -------

                                $12,839         $ 61         $151     $12,749
                                =======         ====         ====     =======

                                                   2003
                                               Gross        Gross   Estimated
                              Amortized   unrealized   unrealized        fair
                                   cost        gains       losses       value
                                              (In thousands)

U.S. Government
  agency obligations             $4,006         $ 12         $ 10      $4,008
Mutual funds                        487            -           15         472
Corporate debt securities         2,534           89            -       2,623
Corporate equity securities          49           13            -          62
                                 ------         ----         ----      ------

                                 $7,076         $114         $ 25      $7,165
                                 ======         ====         ====      ======

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2004, 2003 and 2002


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost and estimated fair value of U.S. Government agency securities and corporate debt securities designated as available for sale at June 30, by contractual terms to maturity, are shown below:

                                        2004                    2003
                                           Estimated               Estimated
                               Amortized        fair   Amortized        fair
                                    cost       value        cost       value
                                              (In thousands)

Due in three years or less       $ 2,017     $ 2,051      $2,034      $2,122
Due after three years through
 five years                        4,000       3,951       3,000       2,995
Due after five years               6,285       6,211       1,506       1,514
                                 -------     -------      ------      ------

                                 $12,302     $12,213      $6,540      $6,631
                                 =======     =======      ======      ======

At June 30, 2004 and 2003, investment securities with an aggregate book value of $7.4 million and $5.1 million, respectively, were pledged as collateral for public deposits.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 2004 and 2003 are summarized as follows:

                                                                     2004
                                                                 Gross        Gross   Estimated
                                                Amortized   unrealized   unrealized        fair
                                                     cost        gains       losses       value
                                              (In thousands)

Available for sale:
  Government National Mortgage
   Association participation certificates          $  671          $ -          $37      $  634
  Federal National Mortgage Association
   participation certificates                         244            6            -         250
                                                   ------          ---          ---      ------
      Total mortgage-backed
        securities available for sale                 915            6           37         884

Held to maturity:
  Federal Home Loan Mortgage
   Corporation participation certificates             192            3            -         195
  Government National Mortgage Association
   participation certificates                          57            -            -          57
                                                   ------          ---          ---      ------
      Total mortgage-backed
       securities held to maturity                    249            3            -         252
                                                   ------          ---          ---      ------

      Total mortgage-backed securities             $1,164          $ 9          $37      $1,136
                                                   ======          ===          ===      ======

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2004, 2003 and 2002


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

                                                                     2003
                                                                 Gross        Gross   Estimated
                                                Amortized   unrealized   unrealized        fair
                                                     cost        gains       losses       value
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

                                      June 30,
                                  2004       2003
                                   (In thousands)

Available for sale:
Due within three years            $244      $  595
Due after twenty years             671       1,093
                                  ----      ------

                                  $915      $1,688
                                  ====      ======

Held to maturity:
Due within three years            $  7      $    -
Due in three to five years          24          14
Due in ten to twenty years         218         350
                                  ----      ------

                                  $249      $  364
                                  ====      ======

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2004, 2003 and 2002


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at June 30, 2004.

                                    Less than 12 months               12 months or longer                      Total
  Description of            Number of    Fair    Unrealized    Number of    Fair    Unrealized    Number of    Fair    Unrealized
    securities             investments   value     losses     investments   value     losses     investments   value     losses
                                                                     (Dollars in thousands)

Municipal obligations            -       $    -     $  -            -       $    -     $ -             -       $    -     $  -
U.S. Government agency
  obligations                   12        7,673      126            2          961      26            14        8,634      152
Mortgage-backed
  securities                     -            -        -            1          634      37             1          634       37
                                --       ------     ----            -       ------     ---            --       ------     ----

Total temporarily impaired
  securities                    12       $7,673     $126            3       $1,595     $63            15       $9,268     $189
                                ==       ======     ====            =       ======     ===            ==       ======     ====

Management has the intent to hold these securities for the foreseeable future and the decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio, including loans held for sale, at June 30 is as follows:

                                                 2004         2003
                                                   (In thousands)

Residential real estate
  One-to-four family                            $79,912      $79,801
  Multi-family                                      261          790
  Construction                                    2,925        1,458
Nonresidential real estate and land               5,717        5,001
Mobile home loans                                     5           16
Consumer and other                                8,612        9,268
                                                -------      -------
                                                 97,432       96,334
Less:
  Undisbursed portion of loans in process           813          999
  Deferred loan origination fees                    208          268
  Allowance for loan losses                         549          544
                                                -------      -------

                                                $95,862      $94,523
                                                =======      =======

The Bank's lending efforts have historically focused on one-to-four family and multi-family residential real estate loans, which comprise approximately $82.3 million, or 86%, of the total loan portfolio at June 30, 2004 and $81.1 million, or 86%, of the total loan portfolio at June 30, 2003. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of northern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Bank's primary lending area are presently stable.

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2004, 2003 and 2002


NOTE C - LOANS RECEIVABLE (continued)

In the normal course of business, the Bank has made loans to some of its directors, officers and employees. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. Loans to directors and officers totaled approximately $1.0 million and $1.1 million at June 30, 2004 and 2003, respectively.

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                       2004       2003       2002
                                             (In thousands)

Balance at beginning of year          $ 544      $ 558      $ 497
Provision for losses on loans           143         33        139
Charge-offs of loans                   (143)       (60)       (87)
Recoveries                                5         13          9
                                      -----      -----      -----

Balance at end of year                $ 549      $ 544      $ 558
                                      =====      =====      =====

As of June 30, 2004, the Bank's allowance for loan losses was comprised of a general loss allowance of $487,000, which is includible as a component of regulatory risk-based capital, and a specific loss allowance of $62,000.

Nonperforming and nonaccrual loans totaled approximately $1.0 million, $1.6 million and $619,000 at June 30, 2004, 2003 and 2002, respectively.

During the years ended June 30, 2004, 2003 and 2002, interest income of approximately $50,000, $28,000 and $54,000, respectively, would have been recognized had nonperforming loans been performing in accordance with their contractual terms.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at June 30 are comprised of the following:

                                                      2004        2003
                                                       (In thousands)

Land and improvements                               $  593      $  577
Office buildings and improvements                    1,597       1,101
Furniture, fixtures and equipment                      769         676
                                                    ------      ------
                                                     2,959       2,354
Less accumulated depreciation and amortization         591         548
                                                    ------      ------

                                                    $2,368      $1,806
                                                    ======      ======

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2004, 2003 and 2002


NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

Deposit type and weighted-
average interest rate                      2004         2003
                                            (In thousands)

NOW accounts
  2004 - 0.29%                          $14,101
  2003 - 0.27%                                       $11,534
Money market demand deposits
  2004 - 0.96%                            8,918
  2003 - 1.16%                                         8,979
Passbook
  2004 - .50%                            20,752
  2003 - .25%                                         20,130
                                        -------      -------
Total demand, transaction and
  passbook deposits                      43,771       40,643

Certificates of deposit
  Original maturities of:
    Less than 12 months
      2004 - 1.25%                        6,912
      2003 - 1.78%                                     6,545
    12 months to 24 months
      2004 - 1.79%                       21,486
      2003 - 2.64%                                    22,989
    30 months to 36 months
      2003 - 1.98%                                       379
    More than 36 months
      2004 - 4.28%                        3,535
      2003 - 4.13%                                     5,458
  Individual retirement accounts
    2004 - 2.00%                         11,499
    2003 - 3.11%                                      12,051
                                        -------      -------
Total certificates of deposit            43,432       47,422
                                        -------      -------

Total deposit accounts                  $87,203      $88,065
                                        =======      =======

At June 30, 2004 and 2003, the Bank had certificate of deposit accounts with balances in excess of $100,000 totaling $5.9 million and $6.2 million, respectively.

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2004, 2003 and 2002


NOTE F - DEPOSITS (continued)

Interest expense on deposits for the year ended June 30 is summarized as follows:

                                  2004        2003        2002
                                         (In thousands)

Passbook                        $  126      $  156      $  373
NOW accounts                       138         390         245
Certificates of deposit            987       1,554       2,298
                                ------      ------      ------
                                $1,251      $2,100      $2,916
                                ======      ======      ======

Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                              2004         2003
                                               (In thousands)

Less than one year                         $33,770      $40,740
One to three years                           8,114        4,519
Over three years                             1,548        2,163
                                           -------      -------

                                           $43,432      $47,422
                                           =======      =======

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at June 30, 2004 by pledges of certain residential mortgage loans totaling $26.3 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

                     Maturing fiscal
Interest rate      year ending June 30,          2004         2003
                                               (Dollars in thousands)

6.20% - 7.05%             2008                $    62      $   244
5.92% - 6.52%             2010                 21,000       21,000
                                              -------      -------

                                              $21,062      $21,244
                                              =======      =======

Weighted-average
 interest rate                                   6.21%        6.21%
                                                 ====         ====

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2004, 2003 and 2002


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

The outstanding advances at both June 30, 2004 and 2003, contain a call provision whereby the Federal Home Loan Bank may redeem the advance on the anniversary date of the advance and annually thereafter.

NOTE H - FEDERAL INCOME TAXES

Federal income taxes differ from the amounts computed at the statutory corporate tax rate as follows for the years ended June 30:

                                                  2004      2003      2002
                                                       (In thousands)

Federal income taxes computed at
 statutory rate                                   $442      $573      $619
Decrease in taxes resulting primarily from
 tax-exempt interest                                (3)       (2)       (3)
                                                  ----      ----      ----
Federal income tax provision per consolidated
 statements of earnings                           $439      $571      $616
                                                  ====      ====      ====

The composition of the Corporation's net deferred tax liability at June 30 is as follows:

                                                       2004        2003
                                                        (In thousands)

Taxes (payable) refundable on temporary
 differences at estimated corporate tax rate:
  Deferred tax assets:
    General loan loss allowance                       $ 166       $ 168
    Deferred loan origination fees                       71          91
    Stock benefit plan                                    -           1
    Unrealized losses on securities designated
     as available for sale                               41           -
    Other                                                20          10
                                                      -----       -----
      Total deferred tax assets                         298         270

  Deferred tax liabilities:
    Percentage of earnings bad debt deduction             -          (4)
    Unrealized gains on securities designated
     as available for sale                                -         (33)
    Federal Home Loan Bank stock dividends             (315)       (290)
    Book/tax depreciation                               (98)        (92)
    Other                                               (15)          -
                                                      -----       -----
      Total deferred tax liabilities                   (428)       (419)
                                                      -----       -----

      Net deferred tax liability                      $(130)      $(149)
                                                      =====       =====

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2004, 2003 and 2002


NOTE H - FEDERAL INCOME TAXES (continued)

Prior to 1997, the Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2004, includes approximately $1.2 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction at June 30, 2004 is approximately $400,000. The Bank is required to recapture as taxable income approximately $26,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Bank has provided deferred taxes for this amount and completed the amortization of the recapture of the bad debt reserve into taxable income over a six year period beginning in fiscal 1998 and ending in fiscal 2004.

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

At June 30, 2004, the Bank had outstanding commitments of approximately $2.0 to originate loans. Additionally, the Bank was obligated under unused lines of credit totaling $2.6 million for home equity loans and $2.0 million for commercial loans. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2004, and will be funded from normal cash flow from operations.

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

                        June 30, 2004, 2003 and 2002


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

During fiscal 2004, the Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

As of June 30, 2004 and 2003, management believes that the Bank met all capital adequacy requirements to which it was subject.

                                                         2004
                                                                                     To be "well-
                                                                                  capitalized" under
                                                     For capital                  prompt corrective
                              Actual              adequacy purposes               action provisions
                         ---------------        ---------------------           ---------------------
                         Amount    Ratio        Amount          Ratio           Amount          Ratio
                                               (Dollars in thousands)

Risk-based capital      $13,595    19.7%    > or = $5,523    > or = 8.0%    > or = $6,903    > or = 10.0%

Core capital            $13,180    10.8%    > or = $4,864    > or = 4.0%    > or = $7,312    > or =  6.0%

Tangible capital        $13,180    10.8%    > or = $1,828    > or = 1.5%    > or = $6,094    > or =  5.0%

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2004, 2003 and 2002


NOTE J - REGULATORY CAPITAL (continued)

                                                         2003
                                                                                     To be "well-
                                                                                  capitalized" under
                                                     For capital                  prompt corrective
                              Actual              adequacy purposes               action provisions
                         ---------------        ---------------------           ---------------------
                         Amount    Ratio        Amount          Ratio           Amount          Ratio
                                               (Dollars in thousands)

Risk-based capital      $12,904    19.7%    > or = $5,289    > or = 8.0%    > or = $6,611    > or = 10.0%

Core capital            $12,411    10.1%    > or = $4,893    > or = 4.0%    > or = $7,340    > or =  6.0%

Tangible capital        $12,411    10.1%    > or = $1,835    > or = 1.5%    > or = $6,116    > or =  5.0%

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

                        June 30, 2004, 2003 and 2002


NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS
 BANCORP, INC.

The following condensed financial statements summarize the financial position of Community Investors Bancorp, Inc. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the years ended June 30, 2004, 2003 and 2002.

                      COMMUNITY INVESTORS BANCORP, INC.
                      STATEMENTS OF FINANCIAL CONDITION
                           June 30, 2004 and 2003
                               (In thousands)

                      ASSETS                                   2004         2003

Non interest-bearing deposits in First Federal
 Community Bank of Bucyrus                                  $    87      $    49
Loan receivable from ESOP                                         -          151
Investment in First Federal Community Bank of Bucyrus        13,100       12,480
Prepaid expenses and other                                       49          166
                                                            -------      -------

      Total assets                                          $13,236      $12,846
                                                            =======      =======

      LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses and other liabilities                      $     4      $     2

Stockholders' equity
  Common stock and additional paid-in capital                 7,359        7,385
  Retained earnings                                          11,630       11,136
  Shares acquired by stock benefit plans                        (15)        (129)
  Treasury shares - at cost                                  (5,662)      (5,615)
  Unrealized gains (losses)on securities designated
   as available for sale, net of related tax effects            (80)          67
                                                            -------      -------
      Total stockholders' equity                             13,232       12,844
                                                            -------      -------

      Total liabilities and stockholders' equity            $13,236      $12,846
                                                            =======      =======


                     COMMUNITY INVESTORS BANCORP, INC.
                           STATEMENTS OF EARNINGS
                  Years ended June 30, 2004, 2003 and 2002
                               (In thousands)

                                                   2004        2003        2002

Revenue
  Interest income                                  $  5      $   10      $   21
  Equity in earnings of First Federal
   Community Bank of Bucyrus                        918       1,146       1,255
                                                   ----      ------      ------
      Total revenue                                 923       1,156       1,276

General, administrative and other expenses           92          59          95
                                                   ----      ------      ------

      Earnings before income tax credits            831       1,097       1,181

Federal income tax credits                          (31)        (18)        (25)
                                                   ----      ------      ------

      NET EARNINGS                                 $862      $1,115      $1,206
                                                   ====      ======      ======

                      COMMUNITY INVESTORS BANCORP, INC.

                        June 30, 2004, 2003 and 2002


NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC. (continued)

                      COMMUNITY INVESTORS BANCORP, INC.
                          STATEMENTS OF CASH FLOWS
                  Years ended June 30, 2004, 2003 and 2002
                               (In thousands)

                                                         2004         2003        2002

Cash flows from operating activities:
  Net earnings for the year                              $ 862      $1,115      $1,206
  Adjustments to reconcile net earnings to net cash
   provided by (used in) operating activities:
    Undistributed earnings of consolidated subsidiary     (668)       (487)       (662)
    Amortization expense of stock benefit plan              94          28          57
    Increases (decreases) in cash due to changes in:
      Prepaid expenses and other assets                    117          63         (29)
      Other liabilities                                      2         (20)        (24)
                                                         -----       -----       -----
        Net cash provided by operating activities          407         699         548

Cash flows provided by investing activities:
  Repayments on ESOP loan                                  151          70          66

Cash flows from financing activities:
  Proceeds from exercise of stock options                  240          24          14
  Dividends on common stock                               (368)       (350)       (339)
  Purchase of treasury stock                              (392)       (412)       (456)
                                                         -----       -----       -----
        Net cash used in financing activities             (520)       (738)       (781)
                                                         -----       -----       -----

Net increase (decrease) in cash and cash equivalents        38          31        (167)

Cash and cash equivalents at beginning of year              49          18         185
                                                         -----       -----       -----

Cash and cash equivalents at end of year                 $  87       $  49       $  18
                                                         =====       =====       =====

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

Board of Directors                         Executive Officers
Phillip W. Gerber                          Phillip W. Gerber
President and Chief Executive              President and Chief Executive Officer
Officer of First Federal
 Community Bank                            Brian R. Buckley
                                           Vice President and Chief
John W. Kennedy                            Operating Officer
Retired President and Chief Executive
Officer of First Federal                   Jeffrey K. Urban
 Community Bank                            Vice President-Commercial Loans

Dale C. Hoyles                             Thomas G. Kalb
Chairman of the Board, Retired             Vice President and Chief Financial Officer
Senior Vice President/Treasurer
 of Centurion Financial

David M. Auck
Vice Chairman of the Board
 Co-owner Auck Dostal Agency               Assistant Vice Presidents
                                           Lynn A. Brewer
Philip E. Harris                           Jane A. Cremeans
Manager, Global Logistics Integration      Timothy G. Heydinger
 The Timken Company                        Kimberly B. Roe

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


                        BRANCH ADDRESSES AND MANAGERS

                                 Main Office
                                P.O. Box 749
                           119 S. Sandusky Avenue
                            Bucyrus, Ohio  44820

South Branch - Cheryl Korner           New Washington - Sharon Carman
875 S. Sandusky Avenue                 220 W. Mansfield Street
Bucyrus, Ohio  44820                   New Washington, Ohio  44854


Automated Teller Machine               East Branch- Lynn A. Brewer
1661 Marion Road                       2020 East Mansfield Street
Bucyrus, Ohio  44820                   Bucyrus, Ohio  44820


  Visit First Federal Community Bank on the worldwide web at www.ffcb.com


                            STOCKHOLDER SERVICES

Registrar and Transfer serves as primary transfer agent and as dividend disbursing agent for Community Investors Bancorp, Inc. shares.
Communications regarding changes of address, transfer of shares, lost certificates and dividends should be sent to:

                       Registrar and Transfer Company
                              10 Commerce Drive
                             Cranford, NJ  07016

                              1 (800) 525-7686

                                 CiBi [LOGO]


                      Community Investors Bancorp, Inc.
        P.O. Box 749 * 119 S. Sandusky Avenue * Bucyrus, Ohio  44820